Esterline



2009 Annual Report | Scope. Science. Scale.

Received SEC

JAN 2 8 2010

Washington, DC 20549



Esterline Corporation is a specialized manufacturing company principally serving aerospace and defense markets. Esterline is headquartered in Bellevue, Washington, and is listed on the New York Stock Exchange with the trading symbol ESL.

ESL09

Financial Highlights In thousands, except per share amounts

For Fiscal Years	2009	2008
Operating Results		
Net Sales	$ 1,425,438	$ 1,483,172
Segment earnings	187,244	199,964
Income from Continuing Operations	107,196	113,509
Income from Discontinued Operations, net of tax	12,602	7,024
Net earnings	119,798	120,533
Earnings per share–diluted:		
Continuing operations	$ 3.58	$ 3.80
Discontinued operations	.42	.23
Earnings per share	4.00	4.03
Weighted average shares outstanding–diluted	29,951	29,908
Financial Position		
Total assets	$ 2,314,247	$ 1,922,102
Property, plant and equipment, net	263,251	204,462
Long-term debt, net	520,158	388,248
Shareholders' equity	1,253,021	1,026,341



Net Sales



Income from Continuing Operations



Diluted EPS from Continuing Operations



Shareholders' Equity

	Net Sales	Income from Continuing Operations	Diluted EPS from Continuing Operations	Shareholders' Equity
09	$ 1,425.4	$ 107.2	$ 3.58	$ 1,253.0
08	1,483.2	113.5	3.80	1,026.3
07	1,207.0	87.8	3.34	1,121.8
06	920.4	53.6	2.08	708.0
05	774.6	47.4	1.87	620.9
	dollars in millions	*dollars in millions*	*dollars*	*dollars in millions*

Multidisciplinary. Multinational. Esterline integrates technology solutions from development to application for hundreds of customers around the world.

SCOPE



To our shareholders

Esterline turned in another solid performance in 2009 – a strength that was especially gratifying in the context of the deep economic downturn that defined the year. Income from continuing operations of $107.2 million and sales of $1.43 billion were in near-record territory, surpassed only by the levels we set in 2008 – delivering proof that our strategy works in both good times and bad.

Part of our 2009 success is due to actions we initiated as the recession began to spread through the global economy. Collaborating with the men and women who manage our operations, we collectively outlined strategies for cost containment while ensuring that we didn't cut muscle and dilute the value we bring to our customers. Then we rolled up our sleeves and went to work. Proof is in our performance.

For the full year, we sustained gross margins near last year's record levels and we held selling, general and administrative expenses steady at $239.6 million in 2009 compared with $239.3 million in 2008. These numbers become even more noteworthy given the fact that we absorbed NMC and Racal Acoustics – two significant acquisitions made early in 2009.

Managing cost is certainly not the whole story for Esterline's near-record 2009 results. We saw the global economic turmoil as a competitive opportunity for Esterline and took steps to "lean into" the recession – focusing on generating efficiencies in areas that could serve as springboards for future growth and continuing to invest in areas where we see potential. Here are three key examples of our approach.

FUNDING NEW TECHNOLOGY PLATFORMS

Research and development investments over the years have contributed substantially to Esterline's success, and the company has made it a key point of competitive differentiation. In 2010, R&D will approximate 4.5% to 5% of total sales, down from peak levels of late 2008 and early 2009. These investments have gained Esterline important positions on such high-profile new programs as the Boeing 787, Lockheed F-35 Joint Strike Fighter, Airbus A-350, and Hawker Beachcraft T-6B military trainer. In addition, these efforts will result in significant retrofit programs ideally suited to our technology niches.



(R&D Investment as a Percentage of Net Sales)

FIVE YEARS AGO, ESTERLINE COMMITTED TO INCREASING ITS RESEARCH AND DEVELOPMENT SPENDING TO REMAIN INNOVATIVE AND COMPETITIVE WELL INTO THE FUTURE. AS A RESULT, WE ARE NOW POISED TO REAP THE BENEFITS OF THOSE INVESTMENTS. ESTERLINE NOW HAS TIER I STATUS ON SUCH PROGRAMS AS THE 787, JSF, AND T-6B – JUST AS THESE PROGRAMS MOVE INTO PRODUCTION. IN 2009 WE RETURNED TO MORE NORMAL HISTORICAL R&D LEVELS, AND WE CONTINUE TO ACTIVELY PURSUE SELECTIVE FUTURE OPPORTUNITIES TO GAIN KEY POSITIONS ON NEW PROGRAMS THAT RECOGNIZE OUR ADVANCEMENTS.

MAKING INVESTMENTS IN PLANT UPGRADES

In preparation for these and other programs moving from the drawing board into full production, Esterline made significant long-term investments in capacity expansion during 2009. Plant upgrades were made at several of our operations both in the U.S. and abroad, including a new manufacturing site in Everett, Washington, simultaneously replacing and upgrading the facilities for one of our flagship operations. These improvements anticipate future growth, and position us to immediately benefit from the turnaround in market conditions.

ESTERLINE SOLUTIONS DON'T JUST HAVE TO WORK, THEY HAVE TO WORK WITHOUT FAIL UNDER THE MOST DEMANDING CONDITIONS IMAGINABLE: ON COMMERCIAL AIRLINERS, MILITARY AIRCRAFT, SOPHISTICATED JET ENGINES, AND LAND VEHICLES; ABOARD SHIPS; AND IN THE HEAT OF BATTLE.

OUR PRODUCTS NEED TO WITHSTAND EXTRAORDINARY TEMPERATURE EXTREMES, HARSH ENVIRONMENTS, INTENSE VIBRATION, SOMETIMES EVEN NUCLEAR, BIOLOGICAL AND CHEMICAL WARFARE. AND THEY DO. TIME AFTER TIME, SOLUTION AFTER SOLUTION. THE REASON IS SIMPLE: THAT'S HOW WE ENGINEER THEM.

COMPLEMENTARY ACQUISITIONS

At the core of Esterline's growth strategy is a dedication to acquiring complementary companies that enable us to accelerate our ability to bring new capabilities to our customers. In the last five years, Esterline has acquired eight companies, including most recently two operations that made a significant impact on this year's results. Racal Acoustics, acquired in January of 2009, became accretive within the fiscal year. CMC Electronics, acquired in March of 2007, turned in an exceptional performance in the second half of 2009. On this front, we plan to continue the aggressive pursuit of new acquisition opportunities in 2010 and beyond.



Complex demands. New technology. Esterline's commitment to research, development and engineering creates significant competitive advantages.

SCIENCE

Esterline provides highly engineered solutions tailored to our customers' needs. Diverse capabilities, breadth of market coverage and commitment to optimize synergies within our three business segments enable us to develop and deliver the most innovative solutions and the best value.

(Figures below represent 2009 Segment Sales)



With 2009 behind us, we expect 2010 financial results to be similar in many respects. With our normal first quarter seasonal slowdown exacerbated by the recession, we anticipate a slow start with accelerating performance throughout the year.

Among the bright spots we're anticipating for 2010 is continued success from the T-6B military trainer and C-130 and UH-60 Black Hawk cockpit retrofit programs. Delays in a Department of Defense multi-year contract have been resolved and we anticipate a rebound in our Advanced Materials segment. Across our operations, we expect our spare parts businesses to begin a modest recovery as the commercial aviation markets slowly return and customers begin to restock.

You will also see an even more aggressive focus on operational excellence in 2010 and beyond. With my operations background, this is an area of particular emphasis and I am eager to step up our efforts. Continuous improvement in operations across all our businesses has long been part of our strategy, but we believe there is a lot of value yet to be mined.

Internally, we refer to our efforts as the Esterline Performance System. These efforts include "Lean" manufacturing efficiency improvements as well as the elimination of duplication at every level of the company. We also apply the same strict efficiency goals to new acquisitions as they transition into the Esterline family.

Esterline is continuously seeking ways to uncover synergies among our business units in order to create a lower cost base. We have been successful in grouping companies together, finding ways to reduce duplication and delivering more capability to our customers. For example, we have selectively combined sales and marketing expertise and applied it across multiple business units where appropriate.

As our customers work to reduce the number of their suppliers, they can be confident Esterline provides greater value and a broader range of products and capabilities to meet their changing needs. In addition, we will continue to seek out new business opportunities and technologies that will be valuable to our customers.

In summary, with our balance and diversity of market segments, I am confident that Esterline is ready for whatever may be coming. We proved we have the strength and resilience to weather tough market conditions like those we experienced in 2009, and we are well prepared to benefit when the global economy improves. With a billion-dollar backlog and strong balance sheet, there is every reason to be optimistic about 2010 and beyond.



Critical mass. Niche markets. Esterline is a global enterprise with an entrepreneurial spirit and the scale to help customers consolidate and integrate their resources.



SCALE

NO MATTER THE EXTERNAL MARKET CONDITIONS, WE CONTINUE TO FOCUS ON SATISFYING OUR CUSTOMERS BY DELIVERING THE ABSOLUTE BEST QUALITY PRODUCTS EVERY TIME. THE DRIVE FOR OPERATIONAL EXCELLENCE STARTS WITH AN OPEN ENVIRONMENT IN WHICH EVERYONE HELPS DETERMINE THE BEST AND MOST EFFICIENT WAY TO PRODUCE A GIVEN PRODUCT. IT IS AN ENVIRONMENT IN WHICH PEOPLE ARE FULLY ENGAGED IN THE ENTIRE PRODUCTION PROCESS. WITHIN THIS ENVIRONMENT, DELIVERY TIMES IMPROVE, RESPONSE TIMES IMPROVE, AND QUALITY IMPROVES. THIS ENVIRONMENT IS CRITICALLY IMPORTANT IN A BUSINESS WHERE THERE IS SIMPLY NO ROOM FOR ERROR.

Since my appointment as Chief Executive Officer, I have traveled extensively to nearly all of our business units around the world – to meet our people and see our manufacturing sites in action. In general, I'm struck by the formidable resources available to Esterline and the entrepreneurial spirit that exists in every corner of the business. I came away with even greater confidence in our overall strategy and a renewed respect for our people. I believe their expertise and commitment is unrivaled in the industry and I would like to personally thank everyone for their continued dedication.



BRAD LAWRENCE HAS 40 YEARS OF TECHNOLOGY AND MANUFACTURING EXPERIENCE. IN 2002 HE JOINED ESTERLINE AS PRESIDENT OF ESTERLINE'S ADVANCED INPUT OPERATION AND ALSO HELD GENERAL MANAGEMENT RESPONSIBILITY FOR ONE OF THE COMPANY'S LARGER BUSINESS PLATFORMS. BRAD WAS APPOINTED AS A CORPORATE GROUP VICE PRESIDENT IN 2007, AND WAS PROMOTED TO PRESIDENT AND COO OF THE COMPANY IN JUNE OF 2009. ON NOVEMBER 1, 2009, BRAD BECAME ESTERLINE'S CHIEF EXECUTIVE OFFICER.

On a final note, I would like to acknowledge my friend and colleague, Bob Cremin, former CEO of Esterline and current Chairman of the company's Board of Directors. In the 33 years Bob served Esterline, he expertly guided the company to its current status. I'm sure I speak for all of Esterline when I applaud his remarkable and successful tenure. As a tireless advocate for Esterline, he also crafted a corporate culture that thrives on mutual respect and accomplishment while maintaining a keen customer focus that is rare in industry today. I personally have learned a great deal from Bob, and I suspect you will continue to see his vision at work as we take Esterline to the next level.

Sincerely,

RBLawrence

R. BRADLEY LAWRENCE
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Esterline

2009 | Annual Report | Form 10-K

10-K Table of Contents

3 Business Overview
25 Management's Discussion and Analysis
51 Financial Statements
59 Notes to Consolidated Financial Statements
122 Exhibit Index

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 30, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-6357

ESTERLINE TECHNOLOGIES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**13-2595091** (I.R.S. Employer Identification No.)
500 108th Avenue NE **Bellevue, Washington** (Address of principal executive offices)	**98004** (Zip code)

Registrant's telephone number, including area code 425/453-9400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock ($.20 par value)	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of December 18, 2009, 29,793,112 shares of the Registrant's common stock were outstanding. The aggregate market value of shares of common stock held by non-affiliates as of May 1, 2009 was $777,974,514 (based upon the closing sales price of $26.18 per share).

Documents Incorporated by Reference

Part III incorporates information by reference to the registrant's definitive proxy statement, to be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year ended October 30, 2009.

PART I

This Report includes a number of forward-looking statements that reflect the Company's current views with respect to future events and financial performance. Please refer to the section addressing forward-looking information on page 11 for further discussion. In this report, "we," "our," "us," "Company," and "Esterline" refer to Esterline Technologies Corporation and subsidiaries, unless otherwise noted or context otherwise indicates.

Item 1. Business

(a) General Development of Business.

Esterline, a Delaware corporation formed in 1967, is a leading specialized manufacturing company principally serving aerospace and defense customers. We design, manufacture and market highly engineered products and systems for application within the industries we serve.

Our strategy is to maintain a leadership position in niche markets for the development and manufacture of highly engineered products that are essential to our customers. We are concentrating our efforts to expand selectively our capabilities in these markets, to anticipate the global needs of our customers and to respond to such needs with comprehensive solutions. Our current business and strategic growth plan focuses on the continuous development of these products in three key technology segments – avionics and controls, sensors and systems, and advanced materials including thermally engineered components and specialized high-performance elastomers and other complex materials, principally for aerospace and defense markets. Our products are often mission-critical equipment, which have been designed into particular military and commercial platforms and in certain cases can only be replaced by products of other manufacturers following a formal certification process. As part of our implementation of this growth plan, we focus on, among other things, expansion of our capabilities as a more comprehensive supplier to our customers. In fiscal 2009 such expansion included the December 15, 2008, acquisition of NMC Group, Inc. (NMC), which designs and manufactures specialized light-weight fasteners principally for commercial aviation applications, and the January 26, 2009, acquisition of Racal Acoustics Global Ltd. (Racal Acoustics), which develops and manufactures high technology ruggedized personal communication equipment for the defense and avionics segment. We also divested a non-core business operating as Muirhead Aerospace and Traxsys Input Products Limited. These acquisitions and divestiture are described in more detail in the "Overview" section of Management's Discussion and Analysis of Financial Condition and Results of Continuing Operations contained in Item 7 of this report.

Our products have a long history in the aerospace and defense industry and are found on most military and commercial aircraft, helicopters, and land-based systems. For example, our products are used on the majority of active and in-production U.S. military aircraft and on every Boeing commercial aircraft platform manufactured in the past 65 years. In addition, our products are supplied to Airbus, all of the major regional and business jet manufacturers, and the major aircraft engine manufacturers. We differentiate ourselves through our engineering and manufacturing capabilities and our reputation for quality, on-time delivery, reliability, and innovation – all embodied in the Esterline Performance System, our way of approaching business that ensures all employees are focused on continuous improvement. We work closely with original equipment manufacturers (OEMs) on new, highly engineered product designs which often results in our products being designed into their platforms; this integration often results in sole-source positions for OEM production and aftermarket business. In

fiscal 2009, we estimate that 32% of our sales to commercial and military aerospace customers were derived from aftermarket business. Our aftermarket sales, including retrofits, spare parts, and repair services, historically carry a higher gross margin than sales to OEMs. In many cases, aftermarket sales extend well beyond the OEM production period, supporting the platform during its entire life cycle.

Our sales are diversified across three broad markets: defense, commercial aerospace, and general industrial. For fiscal 2009, we estimate we derived approximately 45% of our sales from the defense market, 40% from the commercial aerospace market and 15% from the general industrial market.

(b) Financial Information About Industry Segments.

A summary of net sales to unaffiliated customers, operating earnings and identifiable assets attributable to our business segments for fiscal years 2009, 2008 and 2007 is reported in Note 18 to the Company's Consolidated Financial Statements for the fiscal year ended October 30, 2009, and appears in Item 8 of this report.

(c) Narrative Description of Business.

Avionics & Controls

Our Avionics & Controls business segment includes avionics systems, control systems, interface technologies and communication systems capabilities. Avionics systems designs and develops cockpit systems integration and avionics solutions for commercial and military applications. Control systems designs and manufactures technology interface systems for military and commercial aircraft and land- and sea-based military vehicles. Interface technologies manufactures and develops custom control panels and input systems for medical, industrial, military and gaming industries. Communication systems designs and manufactures military audio and data products for severe battlefield environments. In addition, communication systems designs and manufactures communication control systems to enhance security and aural clarity in military applications.

We are a market leader in global positioning systems (GPS), head-up displays, enhanced vision systems, and electronic flight management systems that are used in a broad variety of control and display applications. For example, our high-performance GPS systems are installed on over 16,500 aircraft worldwide. In addition, we develop, manufacture and market sophisticated high reliability technology interface systems for commercial and military aircraft. These products include lighted push-button and rotary switches, keyboards, lighted indicators, panels and displays. Over the years, our products have been integrated into many existing aircraft designs, including every Boeing commercial aircraft platform currently in production. Our large installed base provides us with a significant spare parts and retrofit business. We are a Tier 1 supplier on the Boeing 787 program to design and manufacture all of the cockpit overhead panels and embedded software for these systems. We manufacture control sticks, grips and wheels, as well as specialized switching systems. In this area, we primarily serve commercial and military aviation, and airborne and ground-based military equipment manufacturing customers. For example, we are a leading manufacturer of pilot control grips for most types of military fighter jets and helicopters. Additionally, our software engineering center supports our customers' needs with such applications as primary flight displays, flight management systems, air data computers and engine control systems.

Our proprietary products meet critical operational requirements and provide customers with significant technological advantages in such areas as night vision compatibility and active-matrix liquid-crystal displays (a technology enabling pilots to read display screens in a variety of light conditions as well as from extreme angles). Our products are incorporated in a wide variety of platforms ranging from military helicopters, fighters and transports, to commercial wide- and narrow-body, regional and business jets. In fiscal 2009, some of our largest customers for these products included BAE Systems, The Boeing Company, General Electric, Honeywell, Lockheed Martin, Rockwell Collins, Sikorsky, and U.S. Department of Defense (DoD).

We are also a supplier in custom input integration with a full line of keyboard, switch and input technologies for specialized medical equipment, communications systems and comparable equipment for military applications. These products include custom keyboards, keypads, and input devices that integrate cursor control devices, bar-code scanners, displays, video, and voice activation. We also produce instruments that are used for point-of-use and point-of-care in vivo diagnostics. We have developed a wide variety of technologies, including plastic and vinyl membranes that protect high-use switches and fully depressible buttons, and backlit elastomer switch coverings that are resistant to exposure from harsh chemicals. These technologies now serve as the foundation for a small but growing portion of our product line. In fiscal 2009, some of our largest customers for these products included Biosite, Finmeccanica, General Electric, IDEXX Laboratories, Inc., Philips, Roche, Siemens, and WMS.

In addition, we design and manufacture ruggedized military personal communication equipment, primarily headsets. We are the sole supplier of Active Noise Reduction (ANR) headsets to the British Army's tracked and wheeled vehicle fleets under the Bowman communication system program. In the U.S., we supply ANR headsets to the U.S. Army's tracked and wheeled vehicle fleets under the Vehicle Intercom System (VIS) program comprising over 150,000 vehicles, and we are the sole supplier to the U.S. Marine Corps for their MRAP fleet. We are also the sole ANR headset supplier to the Canadian Army. We have a long-standing relationship with armies around the world including forces in India, Australia, Spain, and Saudi Arabia. In fiscal 2009, some of our largest customers for these products included Northrop Grumman and the British Ministry of Defence (MoD).

Sensors & Systems

Our Sensors & Systems business segment includes power systems and advanced sensors capabilities. We develop and manufacture high-precision temperature, pressure and speed sensors, electrical power switching, control and data communication devices, and other related systems principally for aerospace and defense customers. We are the sole-source supplier of temperature probes for use on all versions of the General Electric/Snecma CFM-56 jet engine. The CFM-56 jet engine has an installed base of 20,000, is standard equipment on new generation Boeing 737 aircraft and was selected as the engine for approximately 52% of all Airbus aircraft delivered to date. We were contracted to design and manufacture the 787's sensors for the environmental control system, and provide the primary power distribution assembly for the Airbus A400M military transport. Additionally, we have secured a Tier 1 position with Rolls Royce for the complete suite of sensors for the engine that will power the A400M and A350. The principal customers for our products in this business segment are jet engine manufacturers and airframe manufacturers. In fiscal 2009, some of our largest customers for these products included The Boeing Company, Bombardier, Dassault, Eurocopter, Flame, Honeywell, Pratt & Whitney, and SAFRAN.

Advanced Materials

Our Advanced Materials business segment includes engineered materials and defense technologies capabilities. We develop and manufacture high-performance elastomer products used in a wide range of commercial aerospace, space, and military applications, and highly engineered thermal components for commercial aerospace and industrial applications. We also develop and manufacture combustible ordnance for military applications.

Specialized High-Performance Applications. We specialize in the development of proprietary formulations for silicone rubber and other elastomer products. Our elastomer products are engineered to address specific customer requirements where superior performance in high temperature, high pressure, caustic, abrasive and other difficult environments is critical. These products include clamping devices, thermal fire barrier insulation products, sealing systems, tubing and coverings designed in custom-molded shapes. Some of the products include proprietary elastomers that are specifically designed for use on or near a jet engine. We are a leading U.S. supplier of high-performance elastomer products to the aerospace industry, with our primary customers for these products being jet and rocket engine manufacturers, commercial and military airframe manufacturers, as well as commercial airlines. In fiscal 2009, some of the largest customers for these products included Alliant Techsystems, The Boeing Company, Honeywell, KAPCO, Lockheed Martin, Northrop Grumman, and Pattonair. We also develop and manufacture high temperature lightweight metallic insulation systems for aerospace and marine applications. Our commercial aerospace programs include the 737, A320, and A380 series aircraft and the V2500 and BR710 engines. Our insulation material is used on diesel engine manifolds for earthmoving and agricultural applications. In addition, we specialize in the development of thermal protection for fire, nuclear, and petro-chemical industries. We design and manufacture high temperature components for industrial and marine markets. Our manufacturing processes consist of cutting, pressing, and welding stainless steel, Inconel and titanium fabrications. In fiscal 2009, some of the largest customers of these products included Airbus, Rolls Royce, and Spirit AeroSystems.

Ordnance and Countermeasure Applications. We develop and manufacture combustible ordnance and warfare countermeasure devices for military customers. We manufacture molded fiber cartridge cases, mortar increments, igniter tubes and other combustible ordnance components primarily for the U.S. Department of Defense. We are currently the sole supplier of combustible casings utilized by the U.S. Armed Forces. Sales are made either directly to the U.S. Department of Defense or through prime contractors, Alliant Techsystems and General Dynamics. These products include the combustible case for the U.S. Army's new generation 155mm Modular Artillery Charge System, the 120mm combustible case used with the main armament system on the U.S. Army and Marine Corps' M1-A1/2 tanks, and the 60mm, 81mm and 120mm combustible mortar increments. We are one of two suppliers to the U.S. Army of infrared decoy flares used by aircraft to help protect against radar and infrared guided missiles. Additionally, we are a supplier of infrared decoy flares to the MoD and other international defense agencies. We are currently the only supplier of radar countermeasure to the U.S. Army.

A summary of product lines contributing sales of 10% or more of total sales for fiscal years 2009, 2008 and 2007 is reported in Note 18 to the Consolidated Financial Statements for the fiscal year ended October 30, 2009, and appears in Item 8 of this report.

Marketing and Distribution

We believe that a key to continued success is our ability to meet customer requirements both domestically and internationally. We have and will continue to improve our world-wide sales and distribution channels in order to provide wider market coverage and to improve the effectiveness of our customers' supply chain. For example, our medical device assembly operation in Shanghai, China, serves our global medical customers, our service center in Singapore improves our capabilities in Asia for our temperature sensor customers, and our marketing representative office in Beijing, China, facilitates marketing opportunities in China. Other enhancements include combining sales and marketing forces of our operating units where appropriate, cross-training our sales representatives on multiple product lines, and cross-stocking our spares and components.

In the technical and highly engineered product segments in which we compete, relationship selling is particularly appropriate in targeted marketing segments where customer and supplier design and engineering inputs need to be tightly integrated. Participation in industry trade shows is an effective method of meeting customers, introducing new products, and exchanging technical specifications. In addition to technical and industry conferences, our products are supported through direct internal international sales efforts, as well as through manufacturer representatives and selected distributors. As of October 30, 2009, 235 sales people, 315 representatives, and 144 distributors support our operations internationally.

Backlog

Backlog was $1.1 billion at October 30, 2009, and October 31, 2008. We estimate that approximately $366.0 million of backlog is scheduled to be shipped after fiscal 2010.

Backlog is subject to cancellation until delivered, and therefore, we cannot assure that our backlog will be converted into revenue in any particular period or at all. Backlog does not include the total contract value of cost-plus reimbursable contracts, which are funded as we incur the costs. Except for the released portion, backlog also does not include fixed-price multi-year contracts.

Competition

Our products and services are affected by varying degrees of competition. We compete with other companies in most markets we serve, many of which have far greater sales volumes and financial resources. Some of our competitors are also our customers on certain programs. The principal competitive factors in the commercial markets in which we participate are product performance, on-time delivery, service and price. Part of product performance requires expenditures in research and development that lead to product improvement. The market for many of our products may be affected by rapid and significant technological changes and new product introductions. Our principal competitors include Bose, ECE, EMS, Eaton, GE Aerospace, Honeywell, Otto Controls, Rockwell Collins, Telephonics, Thales, Ultra Electronics, and Universal Avionics Systems Corporation in our Avionics & Controls segment; Ametek, ECE, Goodrich, MPC Products, Meggitt, and Tyco in our Sensors & Systems segment; and Chemring, Doncasters, Hitemp, JPR Hutchinson, Kmass, Meggitt (including Dunlop Standard Aerospace Group), and ULVA in our Advanced Materials segment.

Research and Development

Our product development and design programs utilize an extensive base of professional engineers, technicians and support personnel, supplemented by outside engineering and consulting firms when

needed. In fiscal 2009, we expended approximately $66.3 million for research, development and engineering, compared with $86.8 million in fiscal 2008 and $66.9 million in fiscal 2007. Our funding for the development of the T-6B integrated avionics system, the A400M power distribution system, and 787 overhead control panel and environmental control systems was substantially completed in fiscal 2009. We believe continued product development is key to our long-term growth, and consequently, we consistently invest in research and development. Examples include research and development projects relating to advanced vision systems, integrated avionics control panels, A350 engine sensors, high temperature, low observable material for military applications, and kinematic and spectral countermeasure flares for military applications. We actively participate in customer-funded research and development programs, including applications on C-130 cockpit upgrades, P-8 aircraft and power systems for the HH-47 Chinook helicopter and A400M.

Foreign Operations

Our principal foreign operations consist of manufacturing facilities located in France, Germany, Canada, the United Kingdom, Mexico and China, and include sales and service operations located in Singapore and China. For further information regarding foreign operations, see Note 18 to the Consolidated Financial Statements under Item 8 of this report.

U.S. Government Contracts and Subcontracts

As a contractor and subcontractor to the U.S. government (primarily the U.S. Department of Defense), we are subject to various laws and regulations that are more restrictive than those applicable to private sector contractors. Approximately 10% of our sales were made directly to the U.S. government in fiscal 2009. In addition, we estimate that our subcontracting activities to contractors for the U.S. government accounted for approximately 20% of sales during fiscal 2009. Therefore, we estimate that approximately 30% of our sales during the fiscal year were subject to U.S. government contracting regulations. Such contracts may be subject to termination, reduction or modification in the event of changes in government requirements, reductions in federal spending, and other factors.

Historically, our U.S. government contracts and subcontracts have been predominately fixed-price contracts. Generally, fixed-price contracts offer higher margins than cost-plus contracts in return for accepting the risk that increased or unexpected costs may reduce anticipated profits or cause us to sustain losses on the contracts. The accuracy and appropriateness of certain costs and expenses used to substantiate our direct and indirect costs for the U.S. government under both cost-plus and fixed-price contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency, an arm of the U.S. Department of Defense. The contracts and subcontracts to which we are a party are also subject to profit and cost controls and standard provisions for termination at the convenience of the U.S. government. Upon termination, other than for our default, we will normally be entitled to reimbursement for allowable costs and to an allowance for profit. To date, none of our material fixed-price contracts have been terminated.

Patents and Licenses

Although we hold a number of patents and licenses, we do not believe that our operations are dependent on our patents and licenses. In general, we rely on technical superiority, continual product improvement, exclusive product features, superior lead-time, on-time delivery performance, quality and customer relationships to maintain competitive advantage.

Seasonality

The timing of our revenues is impacted by the purchasing patterns of our customers and as a result we do not generate revenues evenly throughout the year. Moreover, our first fiscal quarter, November through January, includes significant holiday vacation periods in both Europe and North America. This leads to decreased order and shipment activity; consequently, first quarter results are typically weaker than other quarters and not necessarily indicative of our performance in subsequent quarters.

Sources and Availability of Raw Materials and Components

Due to our diversification, the sources and availability of certain raw materials and components are not as critical as they would be for manufacturers of a single product line. However, certain components, supplies and raw materials for our operations are purchased from single sources. In such instances, we strive to develop alternative sources and design modifications to minimize the effect of business interruptions.

Environmental Matters

We are subject to federal, state, local and foreign laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous waste, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites or past spills, disposals or other releases of hazardous substances.

At various times we have been identified as a potentially responsible party pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), and analogous state environmental laws, for the cleanup of contamination resulting from past disposals of hazardous wastes at certain sites to which we, among others, sent wastes in the past. CERCLA requires potentially responsible persons to pay for cleanup of sites from which there has been a release or threatened release of hazardous substances. Courts have interpreted CERCLA to impose strict, joint and several liability on all persons liable for cleanup costs. As a practical matter, however, at sites where there are multiple potentially responsible persons, the costs of cleanup typically are allocated among the parties according to a volumetric or other standard.

We have accrued liabilities for environmental remediation costs expected to be incurred by our operating facilities. Environmental exposures are provided for at the time they are known to exist or are considered reasonably probable and estimable. No provision has been recorded for environmental remediation costs that could result from changes in laws or other circumstances we have not currently contemplated.

Employees

We had 8,901 employees at October 30, 2009, of which 4,743 were based in the United States, 2,631 in Europe, 1,074 in Canada, 332 in Mexico and 121 in Asia. Approximately 16% of the U.S.-based employees were represented by a labor union. Our European operations are subject to national trade union agreements and to local regulations governing employment.

(d) Financial Information About Foreign and Domestic Operations and Export Sales.

See risk factor below entitled "Political and economic changes in foreign countries and markets, including foreign currency fluctuations, may have a material effect on our operating results" under Item 1A of this report and Note 18 to the Consolidated Financial Statements under Item 8 of this report.

(e) Available Information of the Registrant.

You can access financial and other information on our Web site, www.esterline.com. We make available through our Web site, free of charge, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the Securities and Exchange Commission (SEC). The SEC also maintains a Web site at www.sec.gov, which contains reports, proxy and information statements, and other information regarding public companies, including Esterline. Any reports filed with the SEC may also be obtained from the SEC's Reference Room at 100 F Street, NE, Washington, DC 20549. Our Corporate Governance Guidelines and charters for our board committees are available on our Web site, www.esterline.com on the Corporate Governance tab, and our Code of Business Conduct and Ethics, which includes a code of ethics applicable to our accounting and financial employees, including our Chief Executive Officer and Chief Financial Officer, is available on our Web site at www.esterline.com on the Corporate Governance tab. Each of these documents is also available in print (at no charge) to any shareholder upon request. Our Web site and the information contained therein or connected thereto are not incorporated by reference into this Form 10-K.

Executive Officers of the Registrant

The names and ages of all executive officers of the Company and the positions and offices held by such persons as of December 22, 2009 are as follows:

Name	Position with the Company	Age
R. Bradley Lawrence	President and Chief Executive Officer	62
Robert D. George	Vice President, Chief Financial Officer, Secretary and Treasurer	53
Marcia J. M. Greenberg	Vice President, Human Resources	57
Frank E. Houston	Senior Group Vice President	58
Stephen R. Larson	Vice President, Strategy & Technology	65
Albert S. Yost	Group Vice President	44

Mr. Lawrence has been President and Chief Executive Officer since November 2009. Prior to that time, he was President and Chief Operating Officer since July 2009 and Group Vice President since January 2007. From September 2002 to January 2007, he was President of Advanced Input Systems, a subsidiary of the Company. Mr. Lawrence has an M.B.A. from the University of Pittsburgh and a B.S. degree in Business Administration from Pennsylvania State University.

Mr. George has been Vice President, Chief Financial Officer, Secretary and Treasurer since July 1999. Mr. George has an M.B.A. from the Fuqua School of Business at Duke University and a B.A. degree in Economics from Drew University.

Ms. Greenberg has been Vice President, Human Resources since March 1993. Ms. Greenberg has a J.D. degree from Northwestern University School of Law and a B.A. degree in Political Science from Portland State University.

Mr. Houston has been Senior Group Vice President since December 2009. Prior to that time, he was Group Vice President since March 2005. Previously, he was President of Korry Electronics Co., part of Esterline's Avionics & Controls segment, since October 2002. Mr. Houston has an M.B.A. from the University of Washington and a B.A. degree in Political Science from Seattle Pacific University.

Mr. Larson has been Vice President, Strategy & Technology since January 2000. Mr. Larson has an M.B.A. from the University of Chicago and a B.S. degree in Electrical Engineering from Northwestern University.

Mr. Yost has been Group Vice President since November 2009. Previously, he was President of Advanced Input Systems, a subsidiary of the Company from May 2007 and held management responsibilities for Esterline's Interface Technologies business platform. From April 2002 to April 2007, he was Director of Finance for Advanced Input Systems. Mr. Yost has an M.B.A. from Utah State University and a B.A. degree in Economics from Brigham Young University.

Forward-Looking Statements

This annual report on Form 10-K includes forward-looking statements. These statements may be identified by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "should" or "will" or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this report under the headings "Risks Relating to Our Business and Our Industry," "Management's Discussion and Analysis of Financial Condition and Results of Continuing Operations" and "Business" are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this report under the headings "Risks Relating to Our Business and Our Industry," "Management's Discussion and Analysis of Financial Condition and Results of Continuing Operations" and "Business" may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations are:

- A significant downturn in the aerospace industry;
- A significant reduction in defense spending;
- A decrease in demand for our products as a result of competition, technological innovation or otherwise;
- Our inability to integrate acquired operations or complete acquisitions; and
- Loss of a significant customer or defense program.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included or incorporated by reference into this report are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

Item 1A. Risk Factors

Risks Relating to Our Business and Our Industry

The current global recession may adversely affect our access to capital, cost of capital, and business operations.

If the global recession continues or becomes worse, our future cost of debt and equity capital could be adversely affected. Any inability to obtain adequate financing from debt and equity sources could force us to self fund strategic initiatives or even forgo some opportunities, potentially harming our financial position, results of operations, and liquidity.

Economic conditions may impair our customers' business and markets, which could adversely affect our business operations.

As a result of the current economic downturn currently affecting the economy of the United States and other parts of the world, the businesses of some of our customers may not generate sufficient revenues. Customers may choose to delay or postpone purchases from us until the economy and their businesses strengthen. Decisions by current or future customers to forgo or defer purchases and/or our customers' inability to pay us for our products may adversely affect our earnings and cash flow.

Implementing our acquisition strategy involves risks, and our failure to successfully implement this strategy could have a material adverse effect on our business.

One of our key strategies is to grow our business by selectively pursuing acquisitions. Since 1996 we have completed over 30 acquisitions, and we are continuing to actively pursue additional acquisition opportunities, some of which may be material to our business and financial performance. Although we have been successful with this strategy in the past, we may not be able to grow our business in the future through acquisitions for a number of reasons, including:

- Acquisition financing not being available on acceptable terms or at all;
- Encountering difficulties identifying and executing acquisitions;
- Increased competition for targets, which may increase acquisition costs;
- Consolidation in our industry reducing the number of acquisition targets; and
- Competition laws and regulations preventing us from making certain acquisitions.

In addition, there are potential risks associated with growing our business through acquisitions, including the failure to successfully integrate and realize the expected benefits of an acquisition. For example, with any past or future acquisition, there is the possibility that:

- The business culture of the acquired business may not match well with our culture;
- Technological and product synergies, economies of scale and cost reductions may not occur as expected;

- Management may be distracted from overseeing existing operations by the need to integrate acquired businesses;
- We may acquire or assume unexpected liabilities;
- Unforeseen difficulties may arise in integrating operations and systems;
- We may fail to retain and assimilate employees of the acquired business;
- We may experience problems in retaining customers and integrating customer bases; and
- Problems may arise in entering new markets in which we may have little or no experience.

Failure to continue implementing our acquisition strategy, including successfully integrating acquired businesses, could have a material adverse effect on our business, financial condition and results of operations.

Our future financial results could be adversely impacted by asset impairment charges.

We are required to test both acquired goodwill and other indefinite-lived intangible assets for impairment on an annual basis based upon a fair value approach, rather than amortizing them over time. We have chosen to perform our annual impairment reviews of goodwill and other indefinite-lived intangible assets during the fourth quarter of each fiscal year. We also are required to test goodwill for impairment between annual tests if events occur or circumstances change that would more likely than not reduce our enterprise fair value below its book value. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity's market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. If the fair market value is less than the book value of goodwill, we could be required to record an impairment charge. The valuation of reporting units requires judgment in estimating future cash flows, discount rates and estimated product life cycles. In making these judgments, we evaluate the financial health of the business, including such factors as industry performance, changes in technology and operating cash flows.

As we have grown through acquisitions, we have accumulated $736.8 million of goodwill, and have $48.3 million of indefinite-lived intangible assets, out of total assets of $2.3 billion at October 30, 2009. As a result, the amount of any annual or interim impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken. We performed our impairment review for fiscal 2009 as of August 1, 2009, and our Step One analysis indicates that no impairment of goodwill and other indefinite-lived assets exists at any of our reporting units except for a trade name of a certain subsidiary. Management determined that the trade name useful life was no longer indefinite as a result of further integration of advanced sensors units and promotion of the Advanced Sensors brand name. An impairment test was required to be performed to value the trade name at fair value, which resulted in the impairment charge of $3.0 million.

A long-lived asset to be disposed of is reported at the lower of its carrying amount or fair value less cost to sell. An asset (other than goodwill and indefinite-lived intangible assets) is considered impaired when estimated future cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not deemed recoverable, the asset is adjusted to its estimated fair value. Fair value is generally determined based upon estimated discounted future cash flows. As we have grown through acquisitions, we have accumulated $373.8 million of definite-lived intangible assets. As a result, the amount of any annual or interim impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken.

The amount of debt we have outstanding, as well as any debt we may incur in the future, could have an adverse effect on our operational and financial flexibility.

As of October 30, 2009, we had $531.4 million of debt outstanding, of which $520.2 million is long-term debt. Our primary U.S. dollar credit facility as of October 30, 2009, totaled $200.0 million and is made available through a group of banks. In April 2009, we amended the credit facility to provide for a $125.0 million term loan. Up to $50.0 million in letters of credit may be drawn in U.K. pounds or euros in addition to U.S. dollars. The credit agreement is secured by substantially all of the Company's assets and interest is based on standard inter-bank offering rates. In addition, we have unsecured foreign currency credit facilities that have been extended by foreign banks for up to $31.9 million. Available credit under the above credit facilities was $203.5 million at October 30, 2009, when reduced by outstanding foreign bank borrowings of $5.9 million and letters of credit of $22.5 million.

The indentures governing our outstanding $175.0 million 7.75% senior subordinated notes due in June 2013 and $175.0 million 6.625% senior notes due in March 2017 and other debt agreements limit, but do not prohibit, us from incurring additional debt in the future. Our level of debt could have significant consequences to our business, including the following:

- Depending on interest rates and debt maturities, a substantial portion of our cash flow from operations could be dedicated to paying principal and interest on our debt, thereby reducing funds available for our acquisition strategy, capital expenditures or other purposes;
- A significant amount of debt could make us more vulnerable to changes in economic conditions or increases in prevailing interest rates;
- Our ability to obtain additional financing for acquisitions, capital expenditures or for other purposes could be impaired;
- The increase in the amount of debt we have outstanding increases the risk of non-compliance with some of the covenants in our debt agreements which require us to maintain specified financial ratios; and
- We may be more leveraged than some of our competitors, which may result in a competitive disadvantage.

The loss of a significant customer or defense program could have a material adverse effect on our operating results.

Some of our operations are dependent on a relatively small number of customers and defense programs, which change from time to time. Significant customers in fiscal 2009 included The Boeing Company, Flame, GE Aerospace, General Dynamics, Honeywell, Lockheed Martin, Rolls Royce, and U.S. Department of Defense. There can be no assurance that our current significant customers will continue to buy our products at current levels. The loss of a significant customer or the cancellation of orders related to a sole-source defense program could have a material adverse effect on our operating results if we were unable to replace the related sales.

Our operating results are subject to fluctuations that may cause our revenues to decline.

Our business is susceptible to seasonality and economic cycles, and as a result, our operating results have fluctuated widely in the past and are likely to continue to do so. Our revenue tends to fluctuate based on a number of factors, including domestic and foreign economic conditions and developments affecting the specific industries and customers we serve. For example, it is possible that the current recession could result in a more severe downturn in commercial aviation and defense. It is also

possible that in the future our operating results in a particular quarter or quarters will not meet the expectations of securities analysts or investors, causing the market price of our common stock, senior subordinated notes or senior notes to decline. We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance and should not be relied upon to predict our future performance.

Political and economic changes in foreign countries and markets, including foreign currency fluctuations, may have a material effect on our operating results.

Foreign sales were approximately 56.0% of our total sales in fiscal 2009, and we have manufacturing facilities in a number of foreign countries. A substantial portion of our Avionics & Controls operations is based in Canada and the U.K., and a substantial portion of our Sensors & Systems operations is based in the U.K. and France. We also have manufacturing operations in Mexico and China. Doing business in foreign countries is subject to numerous risks, including political and economic instability, restrictive trade policies of foreign governments, economic conditions in local markets, health concerns, inconsistent product regulation or unexpected changes in regulatory and other legal requirements by foreign agencies or governments, the imposition of product tariffs and the burdens of complying with a wide variety of international and U.S. export laws and differing regulatory requirements. To the extent that foreign sales are transacted in a foreign currency, we are subject to the risk of losses due to foreign currency fluctuations. In addition, we have substantial assets denominated in foreign currencies, primarily the Canadian dollar, U.K. pound and euro, that are not offset by liabilities denominated in those foreign currencies. These net foreign currency investments are subject to material changes in the event of fluctuations in foreign currencies against the U.S. dollar.

Among other things, we are subject to the Foreign Corrupt Practices Act, or FCPA, which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. In particular, we may be held liable for actions taken by our strategic or local partners even though our partners are not subject to the FCPA. Any determination that we have violated the FCPA could result in sanctions that could have a material adverse effect on our business, financial condition and results of operations.

A downturn in the aircraft market could adversely affect our business.

The aerospace industry is cyclical in nature and affected by periodic downturns that are beyond our control. The principal markets for manufacturers of commercial aircraft are the commercial and regional airlines, which are adversely affected by a number of factors, including the current recession, fuel and labor costs, intense price competition, outbreak of infectious disease and terrorist attacks, as well as economic cycles, all of which can be unpredictable and are outside our control. Commercial aircraft production may increase or decrease in response to changes in customer demand caused by the current recession and the perceived safety and ease of airline travel.

The military aircraft industry is dependent upon the level of equipment expenditures by the armed forces of countries throughout the world, and especially those of the United States. Although the war on terror has increased the level of equipment expenditures by the U.S. armed forces, this level of spending may not be sustainable in light of government spending priorities by the U.S. In addition, in the past this industry has been adversely affected by a number of factors, including the reduction in military spending since the end of the Cold War. Decreases in military spending could depress demand for military aircraft.

Any decrease in demand for new aircraft or use of existing aircraft will likely result in a decrease in demand of our products and services, and correspondingly, our revenues, thereby adversely affecting our business, financial condition and results of operations.

We may not be able to compete effectively.

Our products and services are affected by varying degrees of competition. We compete with other companies and divisions and units of larger companies in most markets we serve, many of which have greater sales volumes or financial, technological or marketing resources than we do. Our principal competitors include: Bose, ECE, EMS, Eaton, GE Aerospace, Honeywell, Otto Controls, Rockwell Collins, Telephonics, Thales, Ultra Electronics, and Universal Avionics Systems Corporation in our Avionics & Controls segment; Ametek, ECE, Goodrich, MPC Products, Meggitt, and Tyco in our Sensors & Systems segment; and Chemring, Doncasters, Hitemp, JPR Hutchinson, Kmass, Meggitt (including Dunlop Standard Aerospace Group), and ULVA in our Advanced Materials segment. The principal competitive factors in the commercial markets in which we participate are product performance, service and price. Maintaining product performance requires expenditures in research and development that lead to product improvement and new product introduction. Companies with more substantial financial resources may have a better ability to make such expenditures. We cannot assure that we will be able to continue to successfully compete in our markets, which could adversely affect our business, financial condition and results of operations.

Our backlog is subject to modification or termination, which may reduce our sales in future periods.

We currently have a backlog of orders based on our contracts with customers. Under many of our contracts, our customers may unilaterally modify or terminate their orders at any time. In addition, the maximum contract value specified under a government contract awarded to us is not necessarily indicative of the sales that we will realize under that contract. For example, we are a sole-source prime contractor for many different military programs with the U.S. Department of Defense. We depend heavily on the government contracts underlying these programs. Over its lifetime, a program may be implemented by the award of many different individual contracts and subcontracts. The funding of government programs is subject to congressional appropriation.

Changes in defense procurement models may make it more difficult for us to successfully bid on projects as a prime contractor and limit sole-source opportunities available to us.

In recent years, the trend in combat system design and development appears to be evolving toward the technological integration of various battlefield components, including combat vehicles, command and control network communications, advanced technology artillery systems and robotics. If the U.S. military procurement approach continues to require this kind of overall battlefield combat system integration, we expect to be subject to increased competition from aerospace and defense companies which have significantly greater resources than we do. This trend could create a role for a prime contractor with broader capabilities that would be responsible for integrating various battlefield component systems and potentially eliminating or reducing the role of sole-source providers or prime contractors of component weapon systems.

We may lose money or generate less than expected profits on our fixed-price contracts.

Our customers set demanding specifications for product performance, reliability and cost. Some of our government contracts and subcontracts provide for a predetermined, fixed price for the products we

make regardless of the costs we incur. Therefore, we must absorb cost overruns, notwithstanding the difficulty of estimating all of the costs we will incur in performing these contracts and in projecting the ultimate level of sales that we may achieve. Our failure to anticipate technical problems, estimate costs accurately, integrate technical processes effectively or control costs during performance of a fixed-price contract may reduce the profitability of a fixed-price contract or cause a loss. While we believe that we have recorded adequate provisions in our financial statements for losses on our fixed-price contracts as required under GAAP, we cannot assure that our contract loss provisions will be adequate to cover all actual future losses. Therefore, we may incur losses on fixed-price contracts that we had expected to be profitable, or such contracts may be less profitable than expected.

The market for our products may be affected by our ability to adapt to technological change.

The rapid change of technology is a key feature of all of the markets in which our businesses operate. To succeed in the future, we will need to design, develop, manufacture, assemble, test, market, and support new products and enhancements to our existing products in a timely and cost-effective manner. Historically, our technology has been developed through internal research and development expenditures, as well as customer-sponsored research and development programs. There is no guarantee that we will continue to maintain, or benefit from, comparable levels of research and development in the future. In addition, our competitors may develop technologies and products that are more effective than those we develop or that render our technology and products obsolete or noncompetitive. Furthermore, our products could become unmarketable if new industry standards emerge. We cannot assure that our existing products will not require significant modifications in the future to remain competitive or that new products we introduce will be accepted by our customers, nor can we assure that we will successfully identify new opportunities and continue to have the needed financial resources to develop new products in a timely or cost-effective manner.

Our business is subject to government contracting regulations, and our failure to comply with such laws and regulations could harm our operating results and prospects.

We estimate that approximately 30% of our sales in fiscal 2009 were attributable to contracts in which we were either the prime contractor to, or a subcontractor to a prime contractor to, the U.S. government. As a contractor and subcontractor to the U.S. government, we must comply with laws and regulations relating to the formation, administration and performance of federal government contracts that affect how we do business with our customers and may impose added costs on our business. For example, these regulations and laws include provisions that contracts we have been awarded are subject to:

- Protest or challenge by unsuccessful bidders; and
- Unilateral termination, reduction or modification in the event of changes in government requirements.

The accuracy and appropriateness of certain costs and expenses used to substantiate our direct and indirect costs for the U.S. government under both cost-plus and fixed-price contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency, an arm of the U.S. Department of Defense. Responding to governmental audits, inquiries or investigations may involve significant expense and divert management attention. Our failure to comply with these or other laws and regulations could result in contract termination, suspension or debarment from contracting with the federal government, civil fines and damages, and criminal prosecution and penalties, any of which could have a material adverse effect on our operating results.

A significant portion of our business depends on U.S. government contracts, which contracts are often subject to competitive bidding, and a failure to compete effectively or accurately anticipate the success of future projects could adversely affect our business.

We obtain many of our U.S. government contracts through a competitive bidding process that subjects us to risks associated with:

- The frequent need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and/or cost overruns;
- The substantial time and effort, including design, development and marketing activities, required to prepare bids and proposals for contracts that may not be awarded to us; and
- The design complexity and rapid rate of technological advancement of defense-related products.

In addition, in order to win the award of developmental programs, we must be able to align our research and development and product offerings with the government's changing concepts of national defense and defense systems. The government's termination of, or failure to fully fund, one or more of the contracts for our programs would have a negative impact on our operating results and financial condition. Furthermore, we serve as a subcontractor on several military programs that, in large part, involve the same risks as prime contracts.

Overall, we rely on key contracts with U.S. government entities for a significant portion of our sales and business. A substantial reduction in these contracts would materially adversely affect our operating results and financial position.

The airline industry is heavily regulated and if we fail to comply with applicable requirements, our results of operations could suffer.

Governmental agencies throughout the world, including the U.S. Federal Aviation Administration, or the FAA, prescribe standards and qualification requirements for aircraft components, including virtually all commercial airline and general aviation products, as well as regulations regarding the repair and overhaul of aircraft engines. Specific regulations vary from country to country, although compliance with FAA requirements generally satisfies regulatory requirements in other countries. We include, with the replacement parts that we sell to our customers, documentation certifying that each part complies with applicable regulatory requirements and meets applicable standards of airworthiness established by the FAA or the equivalent regulatory agencies in other countries. In order to sell our products, we and the products we manufacture must also be certified by our individual OEM customers. If any of the material authorizations or approvals qualifying us to supply our products is revoked or suspended, then the sale of the subject product would be prohibited by law, which would have an adverse effect on our business, financial condition and results of operations.

From time to time, the FAA or equivalent regulatory agencies in other countries propose new regulations or changes to existing regulations, which are usually more stringent than existing regulations. If these proposed regulations are adopted and enacted, we may incur significant additional costs to achieve compliance, which could have a material adverse effect on our business, financial condition and results of operations.

We depend on the continued contributions of our executive officers and other key management, each of whom would be difficult to replace.

Our future success depends to a significant degree upon the continued contributions of our senior management and our ability to attract and retain other highly qualified management personnel. We face competition for management from other companies and organizations. Therefore, we may not be able to retain our existing management personnel or fill new management positions or vacancies created by expansion or turnover at our existing compensation levels. Although we have entered into change of control agreements with some members of senior management, we do not have employment contracts with our key executives, nor have we purchased "key-person" insurance on the lives of any of our key officers or management personnel to reduce the impact to our company that the loss of any of them would cause. Specifically, the loss of any of our executive officers would disrupt our operations and divert the time and attention of our remaining officers. Additionally, failure to attract and retain highly qualified management personnel would damage our business prospects.

If we are unable to protect our intellectual property rights adequately, the value of our products could be diminished.

Our success is dependent in part on obtaining, maintaining and enforcing our proprietary rights and our ability to avoid infringing on the proprietary rights of others. While we take precautionary steps to protect our technological advantages and intellectual property and rely in part on patent, trademark, trade secret and copyright laws, we cannot assure that the precautionary steps we have taken will completely protect our intellectual property rights. Because patent applications in the United States are maintained in secrecy until either the patent application is published or a patent is issued, we may not be aware of third-party patents, patent applications and other intellectual property relevant to our products that may block our use of our intellectual property or may be used in third-party products that compete with our products and processes. In the event a competitor successfully challenges our products, processes, patents or licenses or claims that we have infringed upon their intellectual property, we could incur substantial litigation costs defending against such claims, be required to pay royalties, license fees or other damages or be barred from using the intellectual property at issue, any of which could have a material adverse effect on our business, operating results and financial condition.

In addition to our patent rights, we also rely on unpatented technology, trade secrets and confidential information. Others may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We may not be able to protect our rights in unpatented technology, trade secrets and confidential information effectively. We require each of our employees and consultants to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. However, these agreements may not provide effective protection of our information or, in the event of unauthorized use of disclosure, they may not provide adequate remedies.

Future asbestos claims could harm our business.

We are subject to potential liabilities relating to certain products we manufactured containing asbestos. To date, our insurance has covered claims against us relating to those products. Commencing November 1, 2003, insurance coverage for asbestos claims has been unavailable. However, we continue to have some insurance coverage for exposure to asbestos contained in our products prior to that date.

We continue to manufacture for one customer a product that contains asbestos. We have an agreement with the customer for indemnification for certain losses we may incur as a result of asbestos claims relating to that product, but we cannot assure that this indemnification agreement will fully protect us from losses arising from asbestos claims.

To the extent we are not insured or indemnified for losses from asbestos claims relating to our products, asbestos claims could adversely affect our operating results and our financial condition.

Environmental laws and regulations may subject us to significant liability.

Our business and our facilities are subject to a number of federal, state, local and foreign laws, regulations and ordinances governing, among other things, the use, manufacture, storage, handling and disposal of hazardous materials and certain waste products. Among these environmental laws are rules by which a current or previous owner or operator of land may be liable for the costs of investigation, removal or remediation of hazardous materials at such property. In addition, these laws typically impose liability regardless of whether the owner or operator knew of, or was responsible for, the presence of any hazardous materials. Persons who arrange for the disposal or treatment of hazardous materials may be liable for the costs of investigation, removal or remediation of such substances at the disposal or treatment site, regardless of whether the affected site is owned or operated by them.

Because we own and operate a number of facilities that use, manufacture, store, handle or arrange for the disposal of various hazardous materials, we may incur costs for investigation, removal and remediation, as well as capital costs, associated with compliance with environmental laws. At the time of the acquisition of Wallop Defence Systems Limited, we and the seller agreed that some environmental remedial activities may need to be carried out and these activities are currently on-going. Under the terms of the Stock Purchase Agreement, a portion of the costs of any environmental remedial activities will be reimbursed by the seller if the cost is incurred within five years of the consummation of the acquisition. Additionally, at the time of our asset acquisition of the Electronic Warfare Passive Expendables Division of BAE Systems North America, certain environmental remedial activities were required under a Part B Permit issued to the infrared decoy flare facility by the Arkansas Department of Environmental Quality under the Federal Resource Conservation and Recovery Act. The Part B Permit was transferred to our subsidiary, Armtec, along with the remedial obligations. Under the terms of the asset purchase agreement, BAE Systems agreed to perform and pay for these remedial obligations at the infrared decoy flare facility up to a maximum amount of $25.0 million. Although environmental costs have not been material in the past, we cannot assure that these matters, or any similar liabilities that arise in the future, will not exceed our resources, nor can we completely eliminate the risk of accidental contamination or injury from these materials.

We may be required to defend lawsuits or pay damages in connection with the alleged or actual harm caused by our products.

We face an inherent business risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in harm to others or to property. For example, our operations expose us to potential liabilities for personal injury or death as a result of the failure of an aircraft component that has been designed, manufactured or serviced by us. We may incur significant liability if product liability lawsuits against us are successful. While we believe our current general liability and product liability insurance is adequate to protect us from future product liability claims, we cannot assure that coverage will be adequate to cover all claims that may arise. Additionally, we may not be able to maintain insurance coverage in the future at an acceptable cost. Any liability not covered by

insurance or for which third-party indemnification is not available could have a material adverse effect on our business, financial condition and results of operations.

Item 2. Properties

The following table summarizes our properties that are greater than 100,000 square feet or related to a principal operation, including identification of the business segment, as of October 30, 2009:

Location	Type of Facility	Business Segment	Approximate Square Footage	Owned or Leased
Brea, CA	Office, Plant & Warehouse	Advanced Materials	429,000	Owned
Montréal, Canada	Office & Plant	Avionics & Controls	269,000	Owned
Everett, WA	Office & Plant	Avionics & Controls	216,000	Leased
Seattle, WA	Office & Plant	Avionics & Controls	200,000	Leased
East Camden, AR	Office & Plant	Advanced Materials	204,000	Leased
Stillington, U.K.	Office & Plant	Advanced Materials	186,000	Owned
Coachella, CA	Office & Plant	Advanced Materials	115,000	Owned
Buena Park, CA	Office & Plant	Sensors & Systems	110,000	Owned*
Bourges, France	Office & Plant	Sensors & Systems	109,000	Leased
Farnborough, U.K.	Office & Plant	Sensors & Systems	108,000	Leased
Milan, TN	Office & Plant	Advanced Materials	100,000	Leased
Sylmar, CA	Office & Plant	Avionics & Controls	96,000	Leased
Ottawa, Canada	Office & Plant	Avionics & Controls	94,000	Leased
Coeur d'Alene, ID	Office & Plant	Avionics & Controls	94,000	Leased
Valencia, CA	Office & Plant	Advanced Materials	88,000	Owned
Hampshire, U.K.	Office & Plant	Advanced Materials	82,000	Owned
Gloucester, U.K.	Office & Plant	Advanced Materials	59,000	Leased

* The building is located on a parcel of land covering 16.1 acres that is leased by the Company.

In total, we own approximately 1,700,000 square feet and lease approximately 1,900,000 square feet of manufacturing facilities and properties.

Item 3. Legal Proceedings

From time to time we are involved in legal proceedings arising in the ordinary course of our business. We believe we have adequately reserved for these liabilities and that there is no litigation pending that could have a material adverse effect on our results of operations and financial condition.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year ended October 30, 2009.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price of Esterline Common Stock
In Dollars

For Fiscal Years	2009		2008	
	High	Low	High	Low
Quarter				
First	$ 41.51	$ 25.39	$ 55.13	$ 42.68
Second	38.95	18.90	56.97	44.58
Third	31.73	23.77	62.90	44.67
Fourth	43.80	27.68	58.00	26.83

Principal Market – New York Stock Exchange

At the end of fiscal 2009, there were approximately 434 holders of record of the Company's common stock. On December 17, 2009, there were 428 holders of record of our common stock.

No cash dividends were paid during fiscal 2009 and 2008. We are restricted from paying dividends under our current credit facility, and so we do not anticipate paying any dividends in the foreseeable future.

The following graph shows the performance of the Company's common stock compared to the S&P 500 Index, the S&P SmallCap 600 Index, and the S&P 600 Aerospace & Defense Index for a $100 investment made on October 29, 2004.

Comparison of Cumulative Five Year Total Return



Item 6. Selected Financial Data

Selected Financial Data
In Thousands, Except Per Share Amounts

For Fiscal Years	2009	2008	2007	2006	2005
Operating Results[1]					
Net sales	$1,425,438	$1,483,172	$1,207,033	$ 920,447	$ 774,605
Cost of sales	963,589	992,853	833,973	633,427	528,115
Selling, general and administrative	239,630	239,282	199,826	152,068	129,820
Research, development and engineering	66,270	86,798	66,891	49,077	37,857
Other (income) expense	7,970	86	24	(490)	514
Insurance recovery	—	—	(37,467)	(4,890)	—
Interest income	(1,634)	(4,374)	(3,093)	(2,575)	(3,994)
Interest expense	28,689	29,922	35,299	21,288	18,157
Gain on derivative financial instrument	—	(1,850)	—	—	—
Loss on extinguishment of debt	—	—	1,100	2,156	—
Income from continuing operations before income taxes	120,924	140,455	110,480	70,386	64,136
Income tax expense	13,511	26,563	22,565	15,910	16,398
Income from continuing operations	107,196	113,509	87,762	53,611	47,403
Income from discontinued operations, net of tax	12,602	7,024	4,522	2,004	10,623
Net earnings	119,798	120,533	92,284	55,615	58,026
Earnings per share – diluted:					
Continuing operations	$ 3.58	$ 3.80	$ 3.34	$ 2.08	$ 1.87
Discontinued operations	0.42	0.23	0.18	0.07	0.42
Earnings per share – diluted	4.00	4.03	3.52	2.15	2.29

[1] Operating results reflect the segregation of continuing operations from discontinued operations. See Note 3 to the Consolidated Financial Statements. Operating results include the acquisitions of Racal Acoustics in January 2009, NMC in December 2008, CMC in March 2007, Wallop in March 2006, and Darchem in December 2005. See Note 16 to the Consolidated Financial Statements.

Selected Financial Data
In Thousands, Except Per Share Amounts

For Fiscal Years	**2009**	**2008**	**2007**	**2006**	**2005**
Financial Structure					
Total assets	$2,314,247	$1,922,102	$2,039,059	$1,290,451	$1,115,248
Long-term debt, net	520,158	388,248	455,002	282,307	175,682
Shareholders' equity	1,253,021	1,026,341	1,121,826	707,989	620,864
Weighted average shares outstanding – diluted	29,951	29,908	26,252	25,818	25,302

For Fiscal Years	**2009**	**2008**	**2007**	**2006**	**2005**
Other Selected Data					
EBITDA from continuing operations [2]	$ 217,710	$ 227,597	$ 196,579	$ 131,362	$ 111,100
Capital expenditures [3]	59,184	40,665	30,467	26,540	23,776
Interest expense	28,689	29,922	35,299	21,288	18,157
Depreciation and amortization from continuing operations	69,731	63,444	52,793	40,107	32,801

[2] EBITDA from continuing operations is a measurement not calculated in accordance with GAAP. We define EBITDA from continuing operations as operating earnings from continuing operations plus depreciation and amortization (excluding amortization of debt issuance costs). We do not intend EBITDA from continuing operations to represent cash flows from continuing operations or any other items calculated in accordance with GAAP, or as an indicator of Esterline's operating performance. Our definition of EBITDA from continuing operations may not be comparable with EBITDA from continuing operations as defined by other companies. We believe EBITDA is commonly used by financial analysts and others in the aerospace and defense industries and thus provides useful information to investors. Our management and certain financial creditors use EBITDA as one measure of our leverage capacity and debt servicing ability, and is shown here with respect to Esterline for comparative purposes. EBITDA is not necessarily indicative of amounts that may be available for discretionary uses by us. The following table reconciles operating earnings from continuing operations to EBITDA from continuing operations.

In Thousands

For Fiscal Years	2009	2008	2007	2006	2005
Operating earnings from continuing operations	$ 147,979	$ 164,153	$ 143,786	$ 91,255	$ 78,299
Depreciation and amortization from continuing operations	69,731	63,444	52,793	40,107	32,801
EBITDA from continuing operations	$ 217,710	$ 227,597	$ 196,579	$ 131,362	$ 111,100

[3] Excludes capital expenditures accounted for as a capitalized lease obligation of $28,202 and $7,981 in fiscal 2009 and 2008, respectively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Continuing Operations

OVERVIEW

We operate our businesses in three segments: Avionics & Controls, Sensors & Systems and Advanced Materials. Our segments are structured around our technical capabilities. The Avionics & Controls segment includes avionics systems, control systems, interface technologies and communication systems capabilities. Avionics systems designs and develops cockpit systems integration and avionics solutions for commercial and military applications. Control systems designs and manufactures technology interface systems for military and commercial aircraft and land- and sea-based military vehicles. Interface technologies manufactures and develops custom control panels and input systems for medical, industrial, military and gaming industries. Communication systems designs and manufactures military audio and data products for severe battlefield environments. In addition, communication systems designs and manufactures communication control systems to enhance security and aural clarity in military applications.

The Sensors & Systems segment includes power systems and advanced sensors capabilities. Power systems develops and manufactures electrical power switching and other related systems, principally for aerospace and defense customers. Advanced sensors develops and manufactures high precision temperature and pressure sensors for aerospace and defense customers.

The Advanced Materials segment includes engineered materials and defense technologies capabilities. Engineered materials develops and manufactures thermally engineered components and high-performance elastomer products used in a wide range of commercial aerospace and military applications. Defense technologies develops and manufactures combustible ordnance components and warfare countermeasure devices for military customers. Sales in all segments include domestic, international, defense and commercial customers.

Our current business and strategic plan focuses on the continued development of our products principally for aerospace and defense markets. We continue to concentrate our efforts to expand our capabilities in these markets and to anticipate the global needs of our customers and respond to such

needs with comprehensive solutions. These efforts focus on continuous research and new product development, acquisitions and strategic realignments of operations to expand our capabilities as a more comprehensive supplier to our customers across our entire product offering.

On November 3, 2008, we sold Muirhead Aerospace (Muirhead) and Traxsys Input Products Limited (Traxsys) for $63.4 million, which resulted in an after tax gain of $12.6 million. Muirhead and Traxsys were included in the Sensors & Systems segment. The results of Muirhead and Traxsys were accounted for as discontinued operations in the consolidated income statement.

On December 15, 2008, we acquired NMC Group, Inc. (NMC). NMC designs and manufactures specialized light-weight fasteners principally for commercial aviation applications. NMC is included in our Advanced Materials segment and the results of its operations were included from the effective date of the acquisition. On January 26, 2009, we acquired Racal Acoustics Global Ltd. (Racal Acoustics). Racal Acoustics develops and manufactures high technology ruggedized personal communication equipment for the defense and avionics market. Racal Acoustics is included in our Avionics & Controls segment and the results of its operations were included from the effective date of the acquisition.

During fiscal 2009, our operating results have been affected by volatility in foreign currency exchange rates, reductions in our after-market spares sales due to reduced air traffic and operating losses at our countermeasure flare units. Additionally, fiscal 2009 contained 52 weeks, while fiscal 2008 contained 53 weeks. While our operating results were impacted by these factors, we have benefited from significantly improved results at our avionics systems operations, incremental earnings from our Racal Acoustics acquisition and consistent results at our control systems, power systems and combustible ordnance operations. These operations benefited from continued demand for defense applications, reduced research and development expenditures and increased funding from customers and governments as well as effective cost control.

Our year end backlog of $1.1 billion benefited from the addition of NMC and Racal Acoustics' acquired backlog. Orders declined 12.5% from fiscal 2008. The decrease in orders in 2009 reflected a significant avionics systems retrofit order in 2008, the effect of foreign currency rates and lower demand for commercial aviation and industrial commercial applications. As we look to fiscal 2010, we will continue to invest in research, development and engineering and focus on cost control in light of current market conditions in commercial aviation as well as strong competition in our advanced sensors, engineered materials and countermeasure flare operations.

Income from continuing operations for fiscal 2009 was $107.2 million, or $3.58 per diluted share, compared with $113.5 million, or $3.80 per diluted share in fiscal 2008. Income from continuing operations in fiscal 2009 was impacted by a foreign currency loss of $7.9 million or $1.7 million after tax, or $0.06 per diluted share, relating to the pound sterling-denominated funding of our acquisition of Racal Acoustics in January 2009.

The effective income tax rate for fiscal 2009 was 15.3% (before a $5.0 million tax benefit or $0.17 per diluted share) compared with 23.5% (before a $6.5 million tax benefit or $0.22 per diluted share) for fiscal 2008.

Income from discontinued operations was $0.42 per diluted share, compared with $0.23 per diluted share in fiscal 2008, reflecting the gain on sale of our U.K.-based Muirhead and Traxsys subsidiaries in November 2008. Net income was $119.8 million or $4.00 per diluted share, compared with net income of $120.5 million or $4.03 per diluted share in fiscal 2008.

Results of Continuing Operations

Fiscal 2009 Compared with Fiscal 2008

Sales for fiscal 2009 decreased 3.9% over the prior year. Sales by segment were as follows:

Dollars In Thousands	Increase (Decrease) From Prior Year	2009	2008
Avionics & Controls	10.0%	$ 672,828	$ 611,467
Sensors & Systems	(11.6)%	339,732	384,180
Advanced Materials	(15.3)%	412,878	487,525
Total		$1,425,438	$1,483,172

The 10.0% increase in Avionics & Controls reflected incremental sales from the Racal Acoustics acquisition and higher sales of cockpit avionics systems for military aviation. These increases were partially offset by lower sales of cockpit controls for commercial aviation OEM and after-market customers. Stronger sales of interface technologies devices to the gaming industry partially offset weakness in the medical market.

The 11.6% decrease in Sensors & Systems principally reflected the effect of foreign currency exchange rates at our non-U.S. operations, lower OEM sales of temperature sensors, certain power system devices, and the decrease in the number of weeks contained in fiscal 2009 compared to fiscal 2008. The decline in Sensors & Systems sales for commercial aviation was partially offset by increased sales for military aviation. Sales through much of fiscal 2009 reflected a weaker euro relative to the U.S. dollar. The average exchange rate for the euro decreased from 1.50 in fiscal 2008 to 1.37 in fiscal 2009. The average exchange rate for the pound sterling to the U.S. dollar decreased from 1.95 in fiscal 2008 to 1.55 in fiscal 2009.

The 15.3% decrease in Advanced Materials reflected weak sales across the segment due to lower commercial aviation build rates, weakened industrial commercial demand, delays in shipments at our U.S. and U.K. countermeasure flare operations and the effect of foreign currency exchange rates. These decreases were partially offset by incremental sales from the acquisition of NMC. The decrease in sales at our U.S. countermeasure flare operations reflected a one-month factory shutdown resulting from an incident in a cross blending facility. The factory resumed operation in August 2009 but was further impacted by the delay in issuance of a multi-year flare order from the U.S. DoD.

Sales to foreign customers, including export sales by domestic operations, totaled $797.1 million and $808.0 million, and accounted for 56.0% and 54.5% of our sales for fiscal 2009 and 2008, respectively.

Overall, gross margin as a percentage of sales was 32.4% and 33.1% in fiscal 2009 and 2008, respectively.

Avionics & Controls segment gross margin was 35.4% and 35.0% for fiscal 2009 and 2008, respectively. Avionics systems gross margins in fiscal 2009 were enhanced by T-6B production sales and a military transport cockpit retrofit program, which offset weak results from our commercial aviation business. Gross margins in both fiscal 2009 and 2008 were impacted by estimate-to-complete adjustments on certain long-term contracts of $7.3 million and $5.0 million, respectively. These adjustments were principally due to higher engineering costs as a result of resource constraints to develop upgraded commercial and military flight management systems. Control systems gross

margins benefited from strong cost control actions taken early in the fiscal year, which offset the impact of lower commercial aviation sales and decreased after-market spare sales.

Sensors & Systems segment gross margin was 33.1% and 35.3% for fiscal 2009 and 2008, respectively. Gross margins were impacted by lower sales of temperature sensors and power systems to commercial aviation customers and a $1.2 million write off of inventory due to the bankruptcy of Eclipse.

Advanced Materials segment gross margin was 26.9% and 28.9% for fiscal 2009 and 2008, respectively, principally reflecting reduced gross margins at our U.S. and U.K. countermeasure flare operations. Our U.S. countermeasure flare operations gross margin was impacted by a one-month shutdown of the factory due to an incident referred to above and a delayed receipt of a multi-year flare award. Our U.K. countermeasure flare operations gross margin was impacted by a delayed shipment to an international customer. Accordingly, our recovery of fixed expenses at both our U.S. and U.K. operations decreased compared to the prior year.

Selling, general and administrative expenses (which include corporate expenses) slightly increased to $239.6 million in fiscal 2009 compared with $239.3 million in fiscal 2008. The increase in selling, general and administrative expenses from the Racal Acoustics and NMC acquisitions and higher pension cost was substantially offset by the effect of exchange rates at our non-U.S. operations as well as lower incentive compensation expense, professional fees and effective cost control. As a percentage of sales, selling, general and administrative expenses were 16.8% and 16.1% in fiscal 2009 and 2008, respectively.

Research, development and related engineering spending decreased to $66.3 million, or 4.6% of sales, in fiscal 2009 compared with $86.8 million, or 5.9% of sales, in fiscal 2008. The decrease in research, development and engineering principally reflected decreased spending on the development of the integrated cockpit system for the T-6B military trainer, the A400M, increased customer and government assistance and the effect of foreign currency exchange rates.

Segment earnings (which exclude corporate expenses and other income and expense) decreased 6.4% during fiscal 2009 to $187.2 million compared to $200.0 million in the prior year. Segment earnings as a percent of sales were 13.1% and 13.5% in fiscal 2009 and 2008, respectively.

Avionics & Controls segment earnings were $99.3 million or 14.8% of sales in fiscal 2009 compared with $77.9 million or 12.7% of sales in fiscal 2008, reflecting strong earnings from our avionics systems operations and incremental earnings from our Racal Acoustics acquisition. The improvement in avionics systems operating earnings principally reflected lower research, development and engineering expense for the T-6B military trainer. Our avionics systems business also benefited from strong earnings from production sales of our T-6B military trainer and a military transport cockpit retrofit program, which offset weakness in commercial aviation.

Approximately 85% of avionics systems Canada-based operations sales are denominated in U.S. dollars and about 50% of these sales are covered by forward contracts. Accounts receivable and the accounts payable denominated in U.S. dollars and backlog denominated in a currency other than the functional currency of the Company or its customer (embedded derivatives) are marked to market each period. While the average exchange rate for the U.S. dollar relative to the Canadian dollar increased from 1.02 in fiscal 2008 to 1.17 in fiscal 2009, our Canadian operations were not favorably impacted by foreign currency exchange in fiscal 2009 to the extent our sales were covered by foreign currency forward contracts executed before the drop in the Canadian dollar. Fiscal 2008 was favorably

impacted by the significant strengthening of the U.S. dollar relative to the Canadian dollar from the end of our third fiscal quarter of 2008 to the end of our fourth quarter from marking to market our monetary assets and embedded derivatives.

Control systems earnings benefited from cost control actions and strong earnings from sales of military aviation applications, which partially offset weak earnings from commercial aviation. In connection with a control systems business unit relocation, we will incur lease termination costs of $1.3 million in the first quarter of fiscal 2010. Earnings from our interface technologies operations decreased from the prior-year period due to lower earnings from a new product development with introductory pricing for a limited number of shipments and reduced earnings from our medical business.

Sensors & Systems segment earnings were $34.3 million or 10.1% of sales in fiscal 2009 compared with $43.4 million or 11.3% of sales in fiscal 2008. The decrease in segment earnings principally reflected lower gross margins at our temperature and pressure sensors operations, start-up costs at our Mexico operation, a $1.2 million inventory write off, and a $3.0 million impairment on a subsidiary trade name. Management determined that a certain trade name useful life was no longer indefinite as a result of further integration of advanced sensors units and promotion of the Advanced Sensors brand name. An impairment test was required to be performed to value the trade name at fair value, which resulted in the impairment charge. The remaining book value of the trade name will be amortized to expense over its remaining five-year useful life. Advanced sensors successfully negotiated a retroactive price increase in fiscal 2009; however, the business continues to be impacted by a very competitive business environment in a down commercial aircraft market. Management has taken actions to reduce cost including but not limited to setting up operations in Mexico. Our power systems earnings were consistent with fiscal 2008. Lower gross margins at our power systems operations were substantially offset by decreased research, engineering and development due to increased governmental assistance and customer development funding and decreased A400M program development expenses.

Advanced Materials segment earnings were $53.6 million or 13.0% of sales in fiscal 2009 compared with $78.6 million or 16.1% of sales in fiscal 2008, principally reflecting lower earnings from our countermeasure flare and engineered materials operations. As stated above, our U.S. countermeasure flare operations were impacted by a one-month factory closure due to an incident in the cross blending facility and a delay in a multi-year flare order. Additionally, earnings at our U.K. countermeasure flare operations were impacted by a delayed shipment to an international customer. Our U.S. and U.K. countermeasure flare operations incurred operating losses in both fiscal 2009 and 2008. Accordingly, management is focused on improving margins on existing products. The decrease in earnings at our engineered materials operations mainly reflected lower sales volumes and gross margins due to sales mix and a decreased recovery of fixed costs in a very competitive market in a down business cycle.

Interest expense decreased to $28.7 million during fiscal 2009 compared with $29.9 million in the prior year, reflecting a lower interest rate.

On January 26, 2009, we acquired Racal Acoustics for £122.3 million or $170.9 million. Racal Acoustics develops and manufactures high technology ruggedized personal communication equipment for the defense market segment. The acquisition was funded with cash proceeds from the sale of U.K.-based Muirhead and Traxsys and our line of credit. To facilitate the acquisition of Racal Acoustics, we executed a $159.7 million U.S.-dollar denominated intercompany loan with a wholly-owned subsidiary, for which its functional currency is the pound sterling. Due to our holding of pounds sterling to fund the acquisition during a period of foreign exchange volatility, we incurred a $7.9 million foreign currency transaction loss in January 2009, which was recorded in other expense.

The effective income tax rate for fiscal 2009 was 11.2% compared with 18.9% in fiscal 2008. The effective tax rate was lower than the statutory rate, as both years benefited from various tax credits and certain foreign interest expense deductions. In fiscal 2009, we recognized $5.0 million in net discrete tax benefits. The $5.0 million discrete tax benefits were the result of five events. The first event was a $2.0 million tax benefit for the reduction of previously recorded withholding tax liabilities as a result of the enactment of a U.S.-Canadian tax treaty. The second event was a $0.6 million expense resulting from the reversal of previously recorded tax benefits associated with the implementation of CMC's SADI program. The third event was a $1.5 million tax benefit associated with the reconciliation of the prior year's U.S. income tax return to the U.S. income tax provision. The fourth event was an adjustment that resulted in a reclassification of $3.4 million of tax benefits from discontinued operations to continued operations offset by a $1.0 million tax expense to establish a valuation allowance for U.S. foreign tax credits that are not expected to result in a current or future reduction in U.S. income taxes. The fifth event was a $0.3 million tax expense associated with the reconciliation of the prior year's foreign income tax returns to the foreign income tax provisions. In fiscal 2008, we recognized $6.5 million in discrete tax benefits. The $6.5 million in discrete tax adjustments were the result of five items. The first item was the settlement of an examination of the U.S. income tax returns for fiscal years 2003 through 2005, which resulted in a $2.8 million reduction of previously estimated income tax liabilities. The second item was the enactment of tax laws reducing the Canadian statutory corporate income tax rate, which resulted in a $4.1 million net reduction of deferred income tax liabilities. The third item was the accrual of $0.7 million of tax reserves and interest related to the finalization of CMC's uncertain tax position analysis. The fourth item was recording $0.8 million of tax expense associated with the reconciliation of fiscal 2007's U.S. income tax return provision for income taxes. The fifth item was the recording of $1.2 million of tax benefits associated with the extension of the U.S. Research Experimentation tax credit.

To the extent that sales are transacted in a currency other than the functional currency of the operating unit, we are subject to foreign currency fluctuation risk.

We use forward contracts to hedge our foreign currency exchange risk. To the extent that these hedges qualify under U.S. GAAP, the amount of gain or loss is deferred in Accumulated Other Comprehensive Income (AOCI) until the related sale occurs. Also, we are subject to foreign currency gains or losses from embedded derivatives on backlog denominated in a currency other than the functional currency of our operating companies or its customers. Gains and losses on forward contracts, embedded derivatives, and revaluation of assets and liabilities denominated in currency other than the functional currency of the Company for fiscal 2009 and 2008 are as follows:

(In thousands)

	2009	**2008**
Forward foreign currency contracts – gain (loss)	$ 7,031	$ (6,871)
Forward foreign currency contracts – reclassified from AOCI	(11,610)	1,271
Embedded derivatives – gain (loss)	(2,666)	5,039
Revaluation of monetary assets/liabilities – gain (loss)	(5,334)	4,230
Total	$ (12,579)	$ 3,669

New orders for fiscal 2009 were $1.4 billion compared with $1.6 billion for fiscal 2008. Orders in fiscal 2009 include $41.0 million in backlog acquired from the Racal Acoustics and NMC acquisitions.

New orders declined by $243.2 million if Racal Acoustics and NMC acquired backlog is excluded. Avionics & Controls orders for fiscal 2009 decreased 16.2% from the prior-year period, excluding acquired backlog from the Racal Acoustics acquisition. The decrease in Avionics & Controls reflects a $120.0 million order for a military transport cockpit upgrade booked in October 2008 and reduced requirements for commercial aviation. Sensors & Systems orders for fiscal 2009 decreased 22.4% from the prior-year period, principally reflecting reduced requirements for commercial aviation and the effects of foreign currency exchange rates. Advanced Materials orders for fiscal 2009 decreased 6.6% from the prior-year period, excluding acquired backlog from the NMC acquisition. The decrease principally reflected reduced requirements for defense, commercial aviation and industrial commercial requirements. Backlog at the end of both fiscal 2009 and 2008 was $1.1 billion. Approximately $366.0 million is scheduled to be delivered after fiscal 2010. Backlog is subject to cancellation until delivery.

Fiscal 2008 Compared with Fiscal 2007

Sales for fiscal 2008 increased 22.9% over the prior year. Sales by segment were as follows:

Dollars In Thousands	Increase (Decrease) From Prior Year	2008	2007
Avionics & Controls	32.4%	$ 611,467	$ 461,990
Sensors & Systems	21.4%	384,180	316,485
Advanced Materials	13.8%	487,525	428,558
Total		$1,483,172	$1,207,033

The 32.4% increase in Avionics & Controls reflected incremental sales from the CMC acquisition and higher sales of cockpit controls and medical equipment devices from new OEM programs as well as strong after-market sales.

The 21.4% increase in Sensors & Systems principally reflected growth in OEM programs for power systems and strong after-market sales of temperature and pressure sensors, as well as the effect of exchange rates. Sales through much of fiscal 2008 reflected a stronger euro relative to the U.S. dollar. The average exchange rate for the euro increased from 1.34 in fiscal 2007 to 1.50 in fiscal 2008. This relationship changed significantly in the fourth fiscal quarter of 2008 when the spot rate declined from 1.55 at August 1, 2008, to 1.27 at October 31, 2008.

The 13.8% increase in Advanced Materials reflected strong sales across the segment and reflected higher sales at our engineered materials operations due to increased demand from commercial aviation customers. Additionally, sales of combustible ordnance and countermeasure flare devices at our U.K. operations were strong in fiscal 2008. These increases were partially offset by lower sales of countermeasure flare devices at our U.S. operations.

Sales to foreign customers, including export sales by domestic operations, totaled $808.0 million and $612.9 million, and accounted for 54.5% and 50.8% of our sales for fiscal 2008 and 2007, respectively.

Overall, gross margin as a percentage of sales was 33.1% and 30.9% in fiscal 2008 and 2007, respectively. Avionics & Controls segment gross margin was 35.0% and 32.2% for fiscal 2008 and 2007, respectively, principally reflecting the effect of exchange rates on our Canadian operations in the fourth fiscal quarter of 2008.

The U.S. dollar strengthened against the Canadian dollar from 1.03 at the end of our third fiscal quarter of 2008 to 1.21 at the end of our fourth fiscal quarter. Changes in exchange rates mainly affected avionics systems U.S. dollar-denominated accounts receivable, foreign exchange contracts and backlog. The impact of exchange rates on U.S. dollar-denominated accounts receivable, backlog and forward exchange contracts favorably impacted gross margin in the fourth fiscal quarter of 2008 by approximately $5.0 million compared to a $2.0 million loss in the prior-year period. The effect of foreign exchange on CMC's gross margin was a gain of approximately $7.0 million in fiscal 2008 and a loss in fiscal 2007 of approximately $5.0 million.

Approximately $213.4 million of avionics systems U.S. dollar-denominated backlog at October 31, 2008, is covered by forward exchange contracts, which are accounted for as a cash flow hedge. Approximately $54.1 million of backlog covered by forward exchange contracts were executed before the strengthening of the U.S. dollar against the Canadian dollar. Accordingly, the strengthening of the U.S. dollar against the Canadian dollar will not be realized on U.S. dollar-denominated sales covered by forward contracts executed before the dollar began to strengthen against the Canadian dollar.

Avionics systems gross margins in fiscal 2008 were also enhanced by an improved recovery of fixed overhead due to higher sales volumes, cost reductions and productivity improvements. The increase in avionics systems gross margin was partially offset by a $5.0 million estimate-to-complete adjustment for long-term contracts recorded in the third fiscal quarter of 2008. The adjustment was principally due to higher engineering costs as a result of resource constraints, increased scope and additional certification requirements to develop upgraded commercial aviation flight management systems. Excluding avionics systems, Avionics & Controls gross margin was 35.6% and 35.4% for fiscal 2008 and 2007, respectively, reflecting increased after-market spares sales and pricing strength on certain cockpit control devices, partially offset by an increase in excess and obsolete inventory reserves and a $1.2 million and a $2.0 million unfavorable estimate-to-complete adjustment on certain firm fixed-price long-term contracts for the development and manufacture of secure military communications products in fiscal 2008 and 2007, respectively.

Sensors & Systems segment gross margin was 35.3% and 35.1% for fiscal 2008 and 2007, respectively. Gross margins mainly reflected strong after-market sales, partially offset by the effect of a weaker U.S. dollar compared with the euro on U.S.-denominated sales and euro-denominated cost of sales for most of fiscal 2008. The impact of exchange rates on forward foreign exchange contracts impacted gross margin at our euro-based operations by a gain of approximately $2.8 million and $3.0 million in fiscal 2008 and 2007, respectively. Forward exchange contracts at our non-U.S. Sensor & Systems units are principally accounted for as a cash flow hedge and, accordingly, unrealized gains or losses are recognized upon settlement of the forward exchange contract.

Advanced Materials segment gross margin was 28.9% and 26.5% for fiscal 2008 and 2007, respectively. The increase in Advanced Materials gross margin was due to increased gross margins at our combustible ordnance and U.K.-countermeasure flare operations as well as our elastomer and thermally engineered component operations resulting from pricing strength on certain products and an improved recovery of overhead due to higher product sales and a more favorable mix of product shipments.

Selling, general and administrative expenses (which include corporate expenses) increased to $239.3 million in fiscal 2008 compared with $199.8 million in fiscal 2007. The increase in selling, general and administrative expenses mainly reflected incremental selling, general and administrative expenses from the CMC acquisition, which was acquired in March 2007, higher incentive compensation expense, and the effect of exchange rates at our non-U.S. operations. The effect of

exchange rates on cash held by the corporate office and certain intercompany advances denominated in currencies other than the U.S. dollar resulted in an exchange loss of $1.4 million in fiscal 2008 compared to a $0.6 million gain in fiscal 2007. As a percentage of sales, selling, general and administrative expenses were 16.1% and 16.6% in fiscal 2008 and 2007, respectively.

Research, development and related engineering spending increased to $86.8 million, or 5.9% of sales, in fiscal 2008 compared with $66.9 million, or 5.5% of sales, in fiscal 2007. The increase in research, development and engineering principally reflected incremental spending from the CMC acquisition and increased spending on the development of the integrated cockpit system for the T-6B military trainer. Research, development and engineering expense in fiscal 2008 and 2007 is net of $5.2 million and $6.7 million, respectively, in government assistance.

Segment earnings (which exclude corporate expenses and other income and expense) increased 12.7% during fiscal 2008 to $200.0 million compared to $177.5 million in the prior year. Segment earnings as a percent of sales were 13.5% and 14.7% in fiscal 2008 and 2007, respectively. The decrease in segment earnings as a percent of sales from fiscal 2007 reflects business insurance recoveries of $37.5 million recorded in fiscal 2007.

Avionics & Controls segment earnings were $77.9 million or 12.7% of sales in fiscal 2008 compared with $47.8 million or 10.4% of sales in fiscal 2007, reflecting strong earnings from our avionics, cockpit control and medical equipment devices operations, partially offset by the shipment in fiscal 2007 of acquired inventory of CMC, which was valued at fair value at acquisition. In addition, CMC's earnings in fiscal 2008 were favorably affected by the effect of a stronger U.S. dollar compared with the Canadian dollar, particularly in the fourth quarter, which resulted in a foreign currency transaction gain on U.S. dollar-denominated accounts receivable and backlog in the fourth quarter of fiscal 2008. Avionics & Controls earnings were impacted by significant research and development expenses, principally related to the development of the T-6B and a gross profit reduction of $6.2 million due to an estimate-to-complete adjustment on long-term contracts compared to a $2.0 million adjustment in the prior-year period. The prior-year period was also impacted by $3.4 million in contract overruns and additional research and development expense at a small unit which manufactures precision gears and data concentrators.

CMC's results of operations are not in accordance with our expectations since acquisition. As indicated above, avionics systems results of operations were impacted by the weak U.S. dollar relative to the Canadian dollar for most of the period since our acquisition of the business and higher than expected research and development expenses related to the T-6B development. Recognizing the impact of these issues, management is focused on a broad array of initiatives designed to improve avionics systems results of operations.

Sensors & Systems segment earnings were $43.4 million or 11.3% of sales in fiscal 2008 compared with $32.4 million or 10.2% of sales in fiscal 2007. The increase in Sensors & Systems earnings reflected strong results across all operations helped by increased sales from new OEM programs, as well as strong after-market sales. Sensors & Systems segment earnings in the fourth quarter for fiscal 2008 and 2007 were $8.6 million and $9.2 million, respectively. The decrease in segment earnings principally reflected lower gross margin due to start-up costs of a manufacturing operation in a low-cost country, a less favorable product mix and the purchase of a technology license, which was recorded as research and development expense. Certain temperature, pressure, and speed sensors are not achieving profit margins the Company projects for the long term. Management is focused on improving its operational efficiency and negotiating with customers to increase pricing where price increases can be justified. The impact of exchange rates on U.S. dollar-denominated accounts

receivable and foreign exchange contracts impacted Sensors & Systems earnings by a gain of approximately $2.5 million and $4.0 million in fiscal 2008 and 2007, respectively.

Advanced Materials segment earnings were $78.6 million or 16.1% of sales in fiscal 2008 compared with $97.3 million or 22.7% of sales in fiscal 2007, principally reflecting $37.5 million in business interruption insurance recoveries in fiscal 2007. The impact of exchange rates on U.S. dollar-denominated accounts receivable and forward foreign exchange contracts impacted Advanced Material earnings at our U.K. operations by a loss of approximately $2.9 million and $1.2 million in fiscal 2008 and 2007, respectively.

On June 26, 2006, an explosion occurred at the Company's Wallop facility, which resulted in one fatality and several minor injuries. The incident destroyed an oven complex for the production of advanced flares and significantly damaged a portion of the facility. The advanced flare facility has been closed due to the requirements of the Health and Safety Executive (HSE) to review the cause of the accident, but normal operations are continuing at unaffected portions of the facility. The HSE investigation will not be completed until the Coroner's Inquest is filed. Although it is not possible to determine the results of the HSE investigation or how the Coroner will rule, management does not expect to be found in breach of the Health and Safety at Work Act related to the accident and, accordingly, no amounts have been recorded for any potential fines that may be assessed by the HSE.

Excluding the business insurance recovery, results of operations at our U.K. countermeasure flare operation improved by $7.4 million over fiscal 2007. This trend is expected to continue; however, poor product mix in fiscal 2008 resulted in our U.S. and U.K. countermeasure flare operations recording an operating loss. The decrease in earnings described above was partially offset by strong earnings from our thermally engineered components, elastomer and combustible ordnance operations.

Interest expense decreased to $29.9 million during fiscal 2008 compared with $35.3 million in the prior year, reflecting reduced borrowings.

Non-operating expenses included a $1.9 million gain from a terminated interest rate swap on our £57.0 million term loan, resulting from a £33.2 million or $68.0 million repayment.

Non-operating expenses in fiscal 2007 included a $1.1 million write off of debt issuance costs as a result of the prepayment of our $100.0 million U.S. term loan.

The effective income tax rate for fiscal 2008 was 18.9% compared with 20.4% in fiscal 2007. The effective tax rate was lower than the statutory rate, as both years benefited from various tax credits and certain foreign interest expense deductions. In addition, in fiscal 2008, we recognized $6.5 million in discrete tax benefits. The $6.5 million in discrete tax adjustments were the result of five items. The first item was the settlement of an examination of the U.S. income tax returns for fiscal years 2003 through 2005, which resulted in a $2.8 million reduction of previously estimated income tax liabilities. The second item was the enactment of tax laws reducing the Canadian statutory corporate income tax rate, which resulted in a $4.1 million net reduction of deferred income tax liabilities. The third item was the accrual of $0.7 million of tax reserves and interest related to the finalization of CMC's uncertain tax position analysis. The fourth item was recording $0.8 million of tax expense associated with the reconciliation of fiscal 2007's U.S. income tax return provision for income taxes. The fifth item was the recording of $1.2 million of tax benefits associated with the extension of the U.S. Research Experimentation tax credit. In fiscal 2007, we recognized $2.6 million in net discrete tax benefits. The $2.6 million in net discrete tax benefits were the result of three items. The first item was the enactment of tax laws reducing U.K., Canadian, and German statutory corporate income tax rates

which resulted in a $2.8 million net reduction in deferred income tax liabilities. The second item was the retroactive extension of the U.S. Research Experimentation tax credit, which resulted in a $1.0 million tax benefit. The third item was recording $1.2 million of additional income tax resulting from the reconciliation of fiscal 2007's U.S. and foreign income tax returns to the provisions for income taxes.

New orders for fiscal 2008 were $1.6 billion compared with $1.5 billion for fiscal 2007. Avionics & Controls orders for fiscal 2008 increased 3.4% from the prior-year period. Avionics & Controls orders in fiscal 2007 included CMC's acquired backlog at March 14, 2007, of $264.8 million. Sensors & Systems orders for fiscal 2008 increased 16.8% from the prior-year period. Advanced Materials orders for fiscal 2008 decreased 0.4% from the prior-year period due to the timing of receiving defense system orders. Backlog at the end of fiscal 2008 was $1.1 billion compared with $958.0 million at the end of the prior year.

Liquidity and Capital Resources

Working Capital and Statement of Cash Flows

Cash and cash equivalents at the end of fiscal 2009 totaled $176.8 million, an increase of $16.1 million from the prior year. Net working capital increased to $502.4 million at the end of fiscal 2009 from $456.2 million at the end of the prior year. Sources of cash flows from operating activities principally consist of cash received from the sale of products offset by cash payments for material, labor and operating expenses.

Cash flows from operating activities were $156.7 million and $118.9 million in fiscal 2009 and 2008, respectively. The increase principally reflected higher cash receipts from customers and lower payments for inventory, income taxes, and interest. This increase was partially offset by an increase in pension plan contributions.

Cash flows used by investing activities were $250.4 million and $30.1 million in fiscal 2009 and 2008, respectively. The increase in the use of cash for investing activities mainly reflected cash paid for acquisitions in fiscal 2009, partially offset by cash proceeds from the sale of Muirhead and Traxsys.

Cash flows provided by financing activities were $103.5 million in fiscal 2009 and cash flows used by financing activities were $63.3 million in fiscal 2008. The increase principally reflected a $125 million term loan due in 2012 to finance the Racal Acoustics acquisition, offset by $35.4 million in repayments on our U.K. term loan. Cash used by financing activities in fiscal 2008 principally reflected a $68.0 million or £33.2 million principal payment on our U.K. term loan.

Capital Expenditures

Net property, plant and equipment was $263.3 million at the end of fiscal 2009 compared with $204.5 million at the end of the prior year. Capital expenditures for fiscal 2009 and 2008 were $87.4 million and $48.6 million, respectively (excluding acquisitions) and included facilities, machinery and equipment and enhancements to information technology systems. Capital expenditures for fiscal 2009 and 2008 also included $28.2 million and $8.0 million, respectively, under a capitalized lease obligation related to the construction of a new facility for an avionics controls operation and a facility expansion for an interface technologies facility. Capital expenditures are anticipated to approximate $50.0 million for fiscal 2010. We will continue to support expansion through investments in infrastructure including machinery, equipment, buildings and information systems.

Acquisitions
On December 15, 2008, we acquired all of the outstanding capital stock of NMC Group, Inc. (NMC) for approximately $90.1 million in cash, including acquisition costs. NMC designs and manufactures specialized light weight fasteners principally for commercial aviation applications. NMC is included in our Advanced Materials segment.

On January 26, 2009, we acquired all of the outstanding capital stock of Racal Acoustics Global Ltd. (Racal Acoustics) for £122.3 million or $170.9 million in cash, including acquisition costs. Racal Acoustics develops and manufactures high technology ruggedized personal communication equipment for the defense and avionics market segment. Racal Acoustics is included in our Avionics & Controls segment.

Debt Financing
Total debt increased $129.6 million from the prior year to $531.4 million at the end of fiscal 2009. Total debt outstanding at the end of fiscal 2009, consisted of $175.0 million of Senior Notes due in 2017, $174.7 million of Senior Subordinated Notes due in 2013, $125.0 million of the U.S. Term Loan, $2.3 million of deferred gain on a terminated interest rate swap, $36.2 million under capital lease obligations, and $18.2 million in borrowings under our credit facility and various foreign currency debt agreements and other debt agreements.

The Senior Notes are due in 2017 and bear an interest rate of 6.625%. The Senior Notes are general unsecured senior obligations of the Company. The Senior Notes are guaranteed, jointly and severally on a senior basis, by all the existing and future domestic subsidiaries of the Company unless designated as an "unrestricted subsidiary," and those foreign subsidiaries that executed related subsidiary guarantees under the indenture covering the Senior Notes. The Senior Notes are subject to redemption at the option of the Company at any time prior to March 1, 2012 at a price equal to 100% of the principal amount, plus any accrued interest to the date of redemption and a make-whole provision. In addition, before March 1, 2010, the Company may redeem up to 35% of the principal amount at 106.625% plus accrued interest with proceeds of one or more Public Equity Offerings. The Senior Notes are also subject to redemption at the option of the Company, in whole or in part, on or after March 1, 2012, at redemption prices starting at 103.3125% of the principal amount plus accrued interest during the period beginning March 1, 2007, and declining annually to 100% of principal and accrued interest on or after March 1, 2015.

The Senior Subordinated Notes are due in 2013 and bear an interest rate of 7.75%. The Senior Subordinated Notes are general unsecured obligations of the Company and are subordinated to all existing and future senior debt of the Company. In addition, the Senior Subordinated Notes are effectively subordinated to all existing and future senior debt and other liabilities (including trade payables) of the Company's foreign subsidiaries. The Senior Subordinated Notes are guaranteed, jointly and severally, by all the existing and future domestic subsidiaries of the Company unless designated as an "unrestricted subsidiary" under the indenture covering the Senior Subordinated Notes. The Senior Subordinated Notes are subject to redemption at the option of the Company, in whole or in part, on or after June 15, 2008, at redemption prices starting at 103.875% of the principal amount and declining annually to 100% of the principal amount on June 15, 2011, together with accrued interest.

In April 2009, we amended our credit facility to provide for a $125.0 million term loan. We used the proceeds from the loan to repay our outstanding borrowings under the revolving credit facility and provide for enhanced liquidity. Borrowings under the U.S. Term Loan Facility bear interest at a rate equal to either: (a) the LIBOR rate plus 2.50% or (b) the "Base Rate" (defined as the higher of Wachovia Bank, National Association's prime rate and the Federal funds rate plus 0.50%) plus 1.5%.

The loan is accruing interest at a variable rate based on LIBOR plus 2.5% and was 2.75% on October 30, 2009. The principal amount of the U.S. Term Loan Facility is payable quarterly commencing on March 31, 2010, the first four payments equal to 1.25% of the original loan balance, the following four payments equal to 2.50%, with a final payment equal to 85.0% on March 13, 2012.

During fiscal 2009, we repaid the remaining balance of $35.4 million of our £57.0 million U.K. term loan. During fiscal 2008 we paid down £33.2 million, or $68.0 million, of our £57.0 million U.K. term loan and terminated an interest rate swap for a gain of $1.9 million. The interest rate swap exchanged the variable interest rate for a fixed interest rate of 4.75% plus an additional margin amount determined by reference to our leverage ratio.

We believe cash on hand, funds generated from operations and other available debt facilities are sufficient to fund operating cash requirements and capital expenditures through fiscal 2010; however, we may periodically utilize our lines of credit for working capital requirements. Current conditions in the capital markets are uncertain; however, we believe we will have adequate access to capital markets to fund future acquisitions.

Pension and Other Post-Retirement Benefit Obligations

Our pension plans principally include a U.S. pension plan maintained by Esterline and non-U.S. plans maintained by CMC. A U.S. plan maintained by Leach was merged into the U.S. pension plan maintained by Esterline as of March 31, 2008. Our principal post-retirement plans include non-U.S. plans maintained by CMC, which are non-contributory health care and life insurance plans.

We account for pension expense using the end of the fiscal year as our measurement date and we make actuarially computed contributions to our pension plans as necessary to adequately fund benefits. Our funding policy is consistent with the minimum funding requirements of ERISA. In fiscal 2009 and 2008, operating cash flow included $24.8 million and $4.8 million, respectively, of cash funding to these pension plans. We expect pension funding requirements for the plans maintained by Esterline and CMC to be approximately $9.0 million and $5.3 million, respectively, in fiscal 2010. The rate of increase in future compensation levels is consistent with our historical experience and salary administration policies. The expected long-term rate of return on plan assets is based on long-term target asset allocations of 70% equity and 30% fixed income. We periodically review allocations of plan assets by investment type and evaluate external sources of information regarding long-term historical returns and expected future returns for each investment type and, accordingly, believe a 7.5 to 8.25% assumed long-term rate of return on plan assets is appropriate. Current allocations are consistent with the long-term targets.

We made the following assumptions with respect to our pension obligation in 2009 and 2008:

	2009	**2008**
Principal assumptions as of fiscal year end:		
Discount rate	5.875 – 6.25%	5.6 – 8.375%
Rate of increase in future compensation levels	3.2 – 4.5%	3.3 – 4.5%
Assumed long-term rate of return on plan assets	7.5 – 8.25%	7.0 – 8.25%

We use a discount rate for expected returns that is a spot rate developed from a yield curve established from high-quality corporate bonds and matched to plan-specific projected benefit payments. Although future changes to the discount rate are unknown, had the discount rate increased or decreased by 25 basis points in 2009, pension liabilities in total would have decreased $8.0 million or increased $8.4 million, respectively. If all other assumptions are held constant, the estimated effect on fiscal 2009 pension expense from a hypothetical 25 basis point increase or decrease in both the discount rate and expected long-term rate of return on plan assets would not have a material effect on our pension expense.

We made the following assumptions with respect to our post-retirement obligation in 2009 and 2008:

	2009	**2008**
Principal assumptions as of fiscal year end:		
Discount rate	5.875 – 6.25%	6.25 – 6.75%
Initial weighted average health care trend rate	4.08 – 9%	4.8 – 10%
Ultimate weighted average health care trend rate	3.38 – 9%	3.3 – 10%

The assumed health care trend rate has a significant impact on our post-retirement benefit obligations. Our health care trend rate was based on the experience of our plan and expectations for the future. A 100 basis point increase in the health care trend rate would increase our post-retirement benefit obligation by $0.7 million. A 100 basis point decrease in the health care trend rate would decrease our post-retirement benefit obligation by $0.7 million. Assuming all other assumptions are held constant, the estimated effect on fiscal 2009 post-retirement benefit expense from a hypothetical 100 basis point increase or decrease in the health care trend rate would not have a material effect on our post-retirement benefit expense.

Research and Development Expense

For the three years ended October 30, 2009, research and development expense has averaged 5.3% of sales. We estimate that research and development expense in fiscal 2010 will be 4.5% to 5.0% of sales for the full year.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of fiscal year end. Liabilities for income taxes were excluded from the table, as we are not able to make a reasonably reliable estimate of the amount and period of related future payments.

In Thousands

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$ 487,312	$ 5,250	$ 122,202	$ 175,034	$ 184,826
Credit facilities	5,896	5,896	—	—	—
Operating lease obligations	54,496	13,376	19,475	13,781	7,864
Capital lease obligations	109,111	3,396	6,402	6,640	92,673
Purchase obligations	229,080	193,059	33,369	1,842	810
Total contractual obligations	$ 885,895	$ 220,977	$ 181,448	$ 197,297	$ 286,173

Seasonality

The timing of our revenues is impacted by the purchasing patterns of our customers and, as a result, we do not generate revenues evenly throughout the year. Moreover, our first fiscal quarter, November through January, includes significant holiday vacation periods in both Europe and North America. This leads to decreased order and shipment activity; consequently, first quarter results are typically weaker than other quarters and not necessarily indicative of our performance in subsequent quarters.

Disclosures About Market Risk

Interest Rate Risks

Our debt includes fixed rate and variable rate obligations. We are not subject to interest rate risk on the fixed rate obligations. We are subject to interest rate risk on $175.0 million of our Senior Subordinated Notes due in 2013. We hold an interest rate swap agreement, which exchanged the fixed interest rate for a variable rate on the $175.0 million principal amount outstanding under our Senior Subordinated Notes due in 2013.

Inclusive of the effect of the interest rate swaps, a hypothetical 10% increase or decrease in average market interest rates would not have a material effect on our pretax income.

The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For long-term debt, the table presents principal cash flows and the related weighted-average interest rates by contractual maturities. For our interest rate swap, the following tables present notional amounts and, as applicable, the interest rate by contractual maturity date at October 30, 2009, and October 31, 2008.

At October 30, 2009
Dollars In Thousands

	Long-Term Debt – Fixed Rate		Interest Rate Swap		
Maturing in:	Principal Amount	Average Rates	Notional Amount	Average Pay Rate[1]	Average Receive Rate
2010	$ —	7.75%	$ —	*	7.75%
2011	—	7.75%	—	*	7.75%
2012	—	7.75%	—	*	7.75%
2013	175,000	7.75%	175,000	*	7.75%
Total	$ 175,000		$ 175,000		
Fair Value at 10/30/2009	$ 179,750		$ (269)		

1 The average pay rate is LIBOR plus 5.37%.

At October 31, 2008
Dollars In Thousands

	Long-Term Debt – Fixed Rate		Interest Rate Swap		
Maturing in:	Principal Amount	Average Rates	Notional Amount	Average Pay Rate[1]	Average Receive Rate
2009	$ —	7.75%	$ —	*	7.75%
2010	—	7.75%	—	*	7.75%
2011	—	7.75%	—	*	7.75%
2012	—	7.75%	—	*	7.75%
2013	175,000	7.75%	75,000	*	7.75%
Total	$ 175,000		$ 75,000		
Fair Value at 10/31/2008	$ 176,629		$ 1,561		

[1] The average pay rate is LIBOR plus 2.56%.

	Long-Term Debt – Variable Rate	
Maturing in:	Principal Amount	Average Rates[1]
2009	$ 6,983	*
2010	21,448	*
2011	6,484	*
2012	—	*
Total	$ 34,915	
Fair Value at 10/31/2008	$ 34,915	

[1] The average rate on the long-term debt and the average receive rate on the interest rate swap is the British Bankers Association Interest Settlement Rate for deposits in U.K. pounds plus an additional margin of 1.13% to 0.50% depending on the Company's leverage ratio.

Currency Risks

We own significant operations in Canada, France and the United Kingdom. To the extent that sales are transacted in a foreign currency, we are subject to foreign currency fluctuation risk. Furthermore, we have assets denominated in foreign currencies that are not offset by liabilities in such foreign currencies. At October 30, 2009, we had the following monetary assets subject to foreign currency fluctuation risk: U.S. dollar-denominated backlog with customers whose functional currency is other than the U.S. dollar; U.S. dollar-denominated accounts receivable and payable; and certain forward contracts, which are not accounted for as a cash flow hedge. The foreign exchange rate for the dollar relative to the euro decreased to 0.679 at October 30, 2009, from 0.785 at October 31, 2008; the dollar relative to the U.K. pound decreased to 0.609 from 0.621; and the dollar relative to the Canadian dollar decreased to 1.08 from 1.21. Foreign currency transactions affecting monetary assets and forward contracts resulted in a $12.6 million loss in fiscal 2009, a $3.7 million gain in fiscal 2008, and a $1.6 million loss in fiscal 2007. The $12.6 million loss in fiscal 2009 was principally due to our holding of pounds sterling to fund the Racal Acoustics acquisition during a period of foreign exchange volatility, resulting in a $7.9 million foreign currency transaction loss in January 2009.

Our policy is to hedge a portion of our forecasted transactions using forward exchange contracts with maturities up to 29 months. The Company does not enter into any forward contracts for trading purposes. At October 30, 2009, and October 31, 2008, the notional value of foreign currency forward contracts was $275.3 million and $313.4 million, respectively. The net fair value of these contracts was a $15.4 million asset and a $24.1 million liability at October 30, 2009, and October 31, 2008, respectively. If the U.S. dollar increased or decreased by a hypothetical 5%, the effect on the fair value of the foreign currency contracts would be $5.0 million.

The following tables provide information about our derivative financial instruments, including foreign currency forward exchange agreements and certain firmly committed sales transactions denominated in currencies other than the functional currency at October 30, 2009, and October 31, 2008. The information about certain firmly committed sales contracts and derivative financial instruments is in U.S. dollar equivalents. For forward foreign currency exchange agreements, the following tables present the notional amounts at the current exchange rate and weighted-average contractual foreign currency exchange rates by contractual maturity dates.

Firmly Committed Sales Contracts
Operations with Foreign Functional Currency
At October 30, 2009

Principal Amount by Expected Maturity

In Thousands	Firmly Committed Sales Contracts in United States Dollar		
Fiscal Years	Canadian Dollar	Euro	U.K. Pound
2010	$ 126,982	$ 52,951	$ 36,276
2011	69,028	11,933	3,756
2012	28,052	—	177
2013	9,539	—	637
2014	25,067	—	116
Total	$ 258,668	$ 64,884	$ 40,962

Derivative Contracts
Operations with Foreign Functional Currency
At October 30, 2009

Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency) [1]

Related Forward Contracts to Sell U.S. Dollar for Euro

Dollars in Thousands, Except for Average Contract Rate	United States Dollar		
Fiscal Years		Notional Amount	Avg. Contract Rate
2010	$	31,840	1.365
2011		2,850	1.442
Total	$	34,690	
Fair Value at 10/30/2009	$	2,493	

[1] The Company has no derivative contracts maturing after fiscal 2011.

Derivative Contracts
Operations with Foreign Functional Currency
At October 30, 2009

Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency) [1]

Related Forward Contracts to Sell U.S. Dollar for U.K. Pound

Dollars in Thousands, Except for Average Contract Rate	United States Dollar		
Fiscal Years		Notional Amount	Avg. Contract Rate
2010	$	57,700	1.648
2011		4,365	1.641
Total	$	62,065	
Fair Value at 10/30/2009	$	(87)	

[1] The Company has no derivative contracts maturing after fiscal 2011.

Derivative Contracts
Operations with Foreign Functional Currency
At October 30, 2009

Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency) [1]

Related Forward Contracts to Sell U.S. Dollar for Canadian Dollar

Dollars in Thousands, Except for Average Contract Rate	United States Dollar	
Fiscal Years	Notional Amount	Avg. Contract Rate
2010	$ 100,141	.859
2011	73,780	.813
2012	4,620	.842
Total	$ 178,541	
Fair Value at 10/30/2009	$ 13,284	

[1] The Company has no derivative contracts maturing after fiscal 2012.

Firmly Committed Sales Contracts
Operations with Foreign Functional Currency
At October 31, 2008

Principal Amount by Expected Maturity

In Thousands	Firmly Committed Sales Contracts in United States Dollar		
Fiscal Years	Canadian Dollar	Euro	U.K. Pound
2009	$ 179,233	$ 64,749	$ 35,036
2010	61,688	7,759	5,628
2011	51,349	126	—
2012	8,083	—	108
2013	23,729	—	464
Total	$ 324,082	$ 72,634	$ 41,236

Derivative Contracts
Operations with Foreign Functional Currency
At October 31, 2008

Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency) [1]

Related Forward Contracts to Sell U.S. Dollar for Euro

Dollars in Thousands, Except for Average Contract Rate	United States Dollar		
Fiscal Years		Notional Amount	Avg. Contract Rate
2009	$	40,855	1.4545
2010		3,760	1.4044
Total	$	44,615	
Fair Value at 10/31/2008	$	(5,324)	

[1] The Company had no derivative contracts maturing after fiscal 2010.

Derivative Contracts
Operations with Foreign Functional Currency
At October 31, 2008

Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency) [1]

Related Forward Contracts to Sell U.S. Dollar for U.K. Pound

Dollars in Thousands, Except for Average Contract Rate	United States Dollar		
Fiscal Years		Notional Amount	Avg. Contract Rate
2009	$	43,321	1.8763
2010		11,990	1.7363
Total	$	55,311	
Fair Value at 10/31/2008	$	(6,630)	

[1] The Company had no derivative contracts maturing after fiscal 2010.

Derivative Contracts
Operations with Foreign Functional Currency
At October 31, 2008

Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency) [1]

Related Forward Contracts to Sell U.S. Dollar for Canadian Dollar

Dollars in Thousands, Except for Average Contract Rate	United States Dollar		
Fiscal Years		Notional Amount	Avg. Contract Rate
2009	$	122,546	.9045
2010		90,889	.8589
Total	$	213,435	
Fair Value at 10/31/2008	$	(12,117)	

[1] The Company had no derivative contracts maturing after fiscal 2010.

As more fully described under Note 12 of the Consolidated Financial Statements under Item 8 of this report, on February 10, 2006, we borrowed £57.0 million, or approximately $100.0 million, under our term loan facility. We designated the £57.0 million loan as a hedge of the investment in a certain U.K. business unit. On June 30, 2009, we repaid the outstanding balance of £19.8 million of the U.K. term loan. The foreign currency gain or loss that is effective as a hedge is reported as a component of Other Comprehensive Income in shareholders' equity.

Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from estimates under different assumptions or conditions. These estimates and assumptions are affected by our application of accounting policies. Our critical accounting policies include revenue recognition, accounting for the allowance for doubtful accounts receivable, accounting for inventories at the lower of cost or market, accounting for goodwill and intangible assets in business combinations, impairment of goodwill and intangible assets, accounting for legal contingencies, accounting for pension benefits, and accounting for income taxes.

Revenue Recognition

We recognize revenue when the title and risk of loss have passed to the customer, there is persuasive evidence of an agreement, delivery has occurred or services have been rendered, the price is determinable, and the collectibility is reasonably assured. We recognize product revenues at the point of shipment or delivery in accordance with the terms of sale. Sales are net of returns and allowances. Returns and allowances are not significant because products are manufactured to customer specification and are covered by the terms of the product warranty.

Revenues and profits on fixed-price contracts with significant engineering as well as production requirements are recorded based on the achievement of contractual milestones and the ratio of total actual incurred costs to date to total estimated costs for each contract (cost-to-cost method) in

accordance with ASC 605, formerly the American Institute of Certified Public Accountants Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." We review cost performance and estimates to complete on our ongoing contracts at least quarterly. The impact of revisions of profit estimates are recognized on a cumulative catch-up basis in the period in which the revisions are made. Provisions for anticipated losses on contracts are recorded in the period they become evident. Amounts representing contract change orders are included in revenue only when they can be reliably estimated and realization is probable, and are determined on a percentage-of-completion basis measured by the cost-to-cost method. Claims are included in revenue only when they are probable of collection.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts for losses expected to be incurred on accounts receivable balances. Judgment is required in estimation of the allowance and is based upon specific identification, collection history and creditworthiness of the debtor.

Inventories

We account for inventories on a first-in, first-out or average cost method of accounting at the lower of its cost or market. The determination of market requires judgment in estimating future demand, selling prices and cost of disposal. Judgment is required when determining inventory reserves. These reserves are provided when inventory is considered to be excess or obsolete based upon an analysis of actual on-hand quantities on a part level basis to forecasted product demand and historical usage. Inventory reserves are released based upon shipment or disposal of the related inventory.

Goodwill and Intangible Assets in Business Combinations

We account for business combinations, goodwill and intangible assets in accordance with ASC 805, formerly Financial Accounting Standards No. 141, "Business Combinations," (Statement No. 141) and ASC 350, formerly Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," (Statement No. 142). ASC 805 specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill.

Impairment of Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are required to be tested for impairment at least annually. We are also required to test goodwill for impairment between annual tests if events occur or circumstances change that would more likely than not reduce our enterprise fair value below its book value. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity's market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors.

Goodwill is tested for impairment in a two-step process. The first step (Step One) of the goodwill impairment test involves estimating the fair value of a reporting unit. Fair value (Fair Value) is defined as "the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced liquidation sale." A reporting unit is generally defined at the operating segment level or at the component level one level below the operating segment, if said component constitutes a business. The Fair Value of a reporting unit is then compared to its carrying value, which is defined as the book basis of total assets less total

liabilities. In the event a reporting unit's carrying value exceeds its estimated Fair Value, evidence of potential impairment exists. In such a case, the second step (Step Two) of the impairment test is required, which involves allocating the Fair Value of the reporting unit to all of the assets and liabilities of that unit, with the excess of Fair Value over allocated net assets representing the Fair Value of goodwill. An impairment loss is measured as the amount by which the carrying value of the reporting unit's goodwill exceeds the estimated Fair Value of goodwill.

As we have grown through acquisitions, we have accumulated $736.8 million of goodwill and $48.3 million of indefinite-lived intangible assets out of total assets of $2.3 billion at October 30, 2009. The amount of any annual or interim impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken. We performed our impairment review for fiscal 2009 as of August 1, 2009, and our Step One analysis indicates that no impairment of goodwill or other indefinite-lived assets exists at any of our reporting units-except for a trade name of a certain subsidiary. Management determined that the trade name useful life was no longer indefinite as a result of further integration of advanced sensors units and promotion of the Advanced Sensors brand name. An impairment test was required to be performed to value the trade name at fair value, which resulted in the impairment charge of $3.0 million.

The valuation of reporting units requires judgment in estimating future cash flows, discount rates and estimated product life cycles. In making these judgments, we evaluate the financial health of the business, including such factors as industry performance, changes in technology and operating cash flows.

We used available market data and a discounted cash flow analysis in completing our 2009 annual impairment test. We believe that our cash flow estimates are reasonable based upon the historical cash flows and future operating and strategic plans of our reporting units. In addition to cash flow estimates, our valuations are sensitive to the rate used to discount cash flows and future growth assumptions. A 0.5% change in the discount rate used in the cash flow analysis would result in a change in the fair value of our reporting units of approximately $55.6 million. A 0.5% change in the growth rate assumed in the calculation of the terminal value of cash flows would result in a change in the fair value of our reporting units by $40.6 million. None of these changes would have resulted in any of our reporting units to be impaired.

Impairment of Long-lived Assets

We account for the impairment of long-lived assets to be held and used in accordance with ASC 360, formerly Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (Statement No. 144). Long-lived assets that are to be disposed of are required to be reported at the lower of its carrying amount or fair value less cost to sell. An asset (other than goodwill and indefinite-lived intangible assets) is considered impaired when estimated future cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not deemed recoverable, the asset is adjusted to its estimated fair value. Fair value is generally determined based upon estimated discounted future cash flows.

As we have grown through acquisitions, we have accumulated $373.8 million of definite-lived intangible assets. The amount of any annual or interim impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken.

Contingencies

We are party to various lawsuits and claims, both as plaintiff and defendant, and have contingent liabilities arising from the conduct of business. We are covered by insurance for general liability, product liability, workers' compensation and certain environmental exposures, subject to certain deductible limits. We are self-insured for amounts less than our deductible and where no insurance is available. ASC 450, formerly Financial Accounting Standards No. 5, "Accounting for Contingencies," requires that an estimated loss from a contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss.

Pension and Other Post-Retirement Benefits

We account for employee pension and post-retirement benefit costs in accordance with ASC 715, formerly Statement of Financial Accounting Standards Board No. 87, 88, and 158. We select appropriate assumptions including discount rate, rate of increase in future compensation levels and assumed long-term rate of return on plan assets and expected annual increases in costs of medical and other health care benefits in regard to our post-retirement benefit obligations. Our assumptions are based upon historical results, the current economic environment and reasonable expectations of future events. Actual results which vary from our assumptions are accumulated and amortized over future periods and, accordingly, are recognized in expense in these periods. Significant differences between our assumptions and actual experience or significant changes in assumptions could impact the pension costs and the pension obligation.

Income Taxes

We account for income taxes in accordance with ASC 740, formerly Financial Accounting Standards No. 109, "Accounting for Income Taxes," and FIN 48, "Accounting for Uncertainties in Income Taxes." The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position and results of operations.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board issued ASC 105, formerly Financial Accounting Standard No. 168, "FASB Accounting Standards Codification (Codification) and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162" (ASC 105). The purpose of the Codification is to provide a single source of authoritative U.S. GAAP. The Company adopted ASC 105 in the fourth quarter of 2009. The adoption of ASC 105 did not affect the Company's financial statements; however, it did impact how the authoritative references are disclosed by referencing the applicable Codification section.

On December 4, 2007, the Financial Accounting Standards Board issued ASC 805, formerly Financial Accounting Standard No. 141(R), "Business Combinations," (ASC 805) and ASC 810, formerly Financial Accounting Standard No. 160, "Accounting and Reporting of Non-controlling Interest in

Consolidated Financial Statements, an amendment of ARB No. 51," (ASC 810). These new standards will significantly change the accounting for and reporting of business combination transactions and non-controlling (minority) interests in consolidated financial statements. ASC 805 and ASC 810 are required to be adopted simultaneously and are effective for fiscal 2010.

The significant changes in the accounting for business combination transactions under ASC 805 include:

- Recognition, with certain exceptions, of 100% of the fair values of assets acquired, liabilities assumed, and non-controlling interests of acquired businesses.
- Measurement of all acquirer shares issued in consideration for a business combination at fair value on the acquisition date. With the effectiveness of ASC 805, the "agreement and announcement date" measurement principles will be nullified.
- Recognition of contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings.
- With the one exception described in the last sentence of this section, recognition of pre-acquisition gain and loss contingencies at their acquisition-date fair values. Subsequent accounting for pre-acquisition loss contingencies is based on the greater of acquisition-date fair value or the amount calculated pursuant to ASC 450, formerly Financial Accounting Standard No. 5, "Accounting for Contingencies," (ASC 450). Subsequent accounting for pre-acquisition gain contingencies is based on the lesser of acquisition-date fair value or the best estimate of the future settlement amount. Adjustments after the acquisition date are made only upon the receipt of new information on the possible outcome of the contingency, and changes to the measurement of pre-acquisition contingencies are recognized in ongoing results of operations. Absent new information, no adjustments to the acquisition-date fair value are made until the contingency is resolved. Pre-acquisition contingencies that are both (1) non-contractual and (2) as of the acquisition date are "not more likely than not" of materializing are not recognized in acquisition accounting and, instead, are accounted for based on the guidance in ASC 450, "Accounting for Contingencies."
- Capitalization of in-process research and development (IPR&D) assets acquired at acquisition date fair value. After acquisition, apply the indefinite-lived impairment model (lower of basis or fair value) through the development period to capitalized IPR&D without amortization. Charge development costs incurred after acquisition to results of operations. Upon completion of a successful development project, assign an estimated useful life to the amount then capitalized, amortize over that life, and consider the asset a definite-lived asset for impairment accounting purposes.
- Recognition of acquisition-related transaction costs as expense when incurred.
- Recognition of acquisition-related restructuring cost accruals in acquisition accounting only if the criteria are met as of the acquisition date. With the effectiveness of ASC 805, the concepts of "assessing, formulating, finalizing and committing/communicating" that currently pertain to recognition in purchase accounting of an acquisition-related restructuring plan will be nullified.

- Recognition of changes in the acquirer's income tax valuation allowance resulting from the business combination separately from the business combination as adjustments to income tax expense. Also, changes after the acquisition date in an acquired entity's valuation allowance or tax uncertainty established at the acquisition date are accounted for as adjustments to income tax expense.

The adoption of ASC 805 is not expected to have a material effect on the date of adoption; however, the standard will have a significant effect on business combinations occurring after adoption of the standard.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We hereby incorporate by reference the information set forth under the section "Disclosures About Market Risk" under Item 7.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Operations
In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years in the Period Ended October 30, 2009	2009	2008	2007
Net Sales	$ 1,425,438	$ 1,483,172	$ 1,207,033
Cost of Sales	963,589	992,853	833,973
	461,849	490,319	373,060
Expenses			
Selling, general and administrative	239,630	239,282	199,826
Research, development and engineering	66,270	86,798	66,891
Total Expenses	305,900	326,080	266,717
Other			
Other expense	7,970	86	24
Insurance recovery	—	—	(37,467)
Total Other	7,970	86	(37,443)
Operating Earnings From Continuing Operations	147,979	164,153	143,786
Interest income	(1,634)	(4,374)	(3,093)
Interest expense	28,689	29,922	35,299
Gain on derivative financial instrument	—	(1,850)	—
Loss on extinguishment of debt	—	—	1,100
Other Expense, Net	27,055	23,698	33,306
Income From Continuing Operations Before Income Taxes	120,924	140,455	110,480
Income Tax Expense	13,511	26,563	22,565
Income From Continuing Operations Before Minority Interest	107,413	113,892	87,915
Minority Interest	(217)	(383)	(153)
Income From Continuing Operations	107,196	113,509	87,762
Income From Discontinued Operations, Net of Tax	12,602	7,024	4,522
Net Earnings	$ 119,798	$ 120,533	$ 92,284

Consolidated Statement of Operations
In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years in the Period Ended October 30, 2009		**2009**		**2008**		**2007**
Earnings Per Share – Basic:						
Continuing operations	$	3.61	$	3.85	$	3.40
Discontinued operations		.42		0.23		0.17
Earnings Per Share – Basic	$	4.03	$	4.08	$	3.57
Earnings Per Share – Diluted:						
Continuing operations	$	3.58	$	3.80	$	3.34
Discontinued operations		.42		0.23		0.18
Earnings Per Share – Diluted	$	4.00	$	4.03	$	3.52

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheet
In Thousands, Except Share and Per Share Amounts

As of October 30, 2009 and October 31, 2008	**2009**	**2008**
Assets		
Current Assets		
Cash and cash equivalents	$ 176,794	$ 160,645
Accounts receivable, net of allowances of $5,297 and $5,191	270,976	297,506
Inventories	275,282	261,973
Income tax refundable	7,638	5,567
Deferred income tax benefits	31,434	37,702
Prepaid expenses	17,425	13,040
Other current assets	17,048	897
Total Current Assets	796,597	777,330
Property, Plant and Equipment		
Land	23,656	22,340
Buildings	179,758	123,542
Machinery and equipment	312,414	284,942
	515,828	430,824
Accumulated depreciation	252,577	226,362
	263,251	204,462
Other Non-Current Assets		
Goodwill	736,808	576,861
Intangibles, net	422,082	290,440
Debt issuance costs, net of accumulated amortization of $7,842 and $6,132	7,136	7,587
Deferred income tax benefits	79,114	55,821
Other assets	9,259	9,601
Total Assets	$ 2,314,247	$ 1,922,102

See Notes to Consolidated Financial Statements.

As of October 30, 2009 and October 31, 2008	2009	2008
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 82,304	$ 89,807
Accrued liabilities	191,667	210,422
Credit facilities	5,896	5,171
Current maturities of long-term debt	5,409	8,388
Deferred income tax liabilities	7,294	2,889
Federal and foreign income taxes	1,669	4,442
Total Current Liabilities	294,239	321,119
Long-Term Liabilities		
Long-term debt, net of current maturities	520,158	388,248
Deferred income taxes	130,456	97,830
Pension and post-retirement obligations	93,615	69,641
Other liabilities	20,027	16,126
Minority Interest	2,731	2,797
Shareholders' Equity		
Common stock, par value $.20 per share, authorized 60,000,000 shares, issued and outstanding 29,773,630 and 29,636,481 shares	5,955	5,927
Additional paid-in capital	504,549	493,972
Retained earnings	732,861	613,063
Accumulated other comprehensive income (loss)	9,656	(86,621)
Total Shareholders' Equity	1,253,021	1,026,341
Total Liabilities and Shareholders' Equity	$ 2,314,247	$ 1,922,102

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows
In Thousands

For Each of the Three Fiscal Years in the Period Ended October 30, 2009	2009	2008	2007
Cash Flows Provided (Used) by Operating Activities			
Net earnings	$ 119,798	$ 120,533	$ 92,284
Minority interest	217	383	153
Depreciation and amortization	71,511	66,299	55,820
Deferred income tax	(11,621)	(22,906)	(15,432)
Share-based compensation	7,349	8,711	6,902
Gain on sale of discontinued operations	(26,481)	—	—
Working capital changes, net of effect of acquisitions			
Accounts receivable	54,546	(54,602)	(8,021)
Inventories	6,054	(28,424)	(12,072)
Prepaid expenses	(3,890)	(1,624)	(929)
Other current assets	(15,428)	(1,058)	—
Accounts payable	(18,787)	12,784	7,520
Accrued liabilities	(11,933)	18,724	(3,434)
Federal and foreign income taxes	890	(3,362)	4,713
Other liabilities	(7,663)	(151)	(3,874)
Other, net	(7,893)	3,586	(1,906)
	156,669	118,893	121,724
Cash Flows Provided (Used) by Investing Activities			
Purchases of capital assets	(59,184)	(40,665)	(30,467)
Proceeds from sale of discontinued operations, net of cash	62,944	—	—
Proceeds from sale of capital assets	1,089	1,101	3,075
Acquisitions of businesses, net of cash acquired	(255,206)	9,425	(354,948)
	(250,357)	(30,139)	(382,340)

For Each of the Three Fiscal Years in the Period Ended October 30, 2009	2009	2008	2007
Cash Flows Provided (Used) by Financing Activities			
Proceeds provided by stock issuance under employee stock plans	3,137	7,516	9,742
Excess tax benefits from stock option exercises	119	1,983	2,728
Proceeds provided by sale of common stock	—	—	187,145
Net change in credit facilities	99	(2,191)	144
Repayment of long-term debt	(34,444)	(70,032)	(105,673)
Proceeds from issuance of long-term debt	125,000	—	275,000
Proceeds from government assistance	11,145	—	—
Dividends paid to minority interest	(283)	(554)	(763)
Debt and other issuance costs	(1,258)	—	(6,409)
	103,515	(63,278)	361,914
Effect of Foreign Exchange Rates on Cash	6,322	(11,900)	3,133
Net Increase in Cash and Cash Equivalents	16,149	13,576	104,431
Cash and Cash Equivalents – Beginning of Year	160,645	147,069	42,638
Cash and Cash Equivalents – End of Year	$ 176,794	$ 160,645	$ 147,069
Supplemental Cash Flow Information			
Cash paid for interest	$ 27,988	$ 29,119	$ 32,091
Cash paid for taxes	40,293	47,359	28,140
Supplemental Non-cash Investing and Financing Activities			
Capital asset and lease obligation additions	28,202	7,981	—

See Notes to Consolidated Financial Statements.

Consolidated Statement of Shareholders' Equity and Comprehensive Income (Loss)
In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years in the Period Ended October 30, 2009	**2009**	**2008**	**2007**
Common Stock, Par Value $.20 Per Share			
Beginning of year	$ 5,927	$ 5,873	$ 5,098
Shares issued under stock option plans	28	54	85
Shares issued under equity offering	—	—	690
End of year	5,955	5,927	5,873
Additional Paid-in Capital			
Beginning of year	493,972	475,816	270,074
Shares issued under stock option plans	3,228	9,445	12,385
Shares issued under equity offering	—	—	186,455
Share-based compensation expense	7,349	8,711	6,902
End of year	504,549	493,972	475,816
Retained Earnings			
Beginning of year	613,063	493,269	400,985
Net earnings	119,798	120,533	92,284
Change in accounting for tax contingencies	—	(739)	—
End of year	732,861	613,063	493,269
Accumulated Other Comprehensive Income (Loss)			
Beginning of year	(86,621)	146,868	31,832
Defined benefit retirement plan recognition adjustment, net of tax expense of $334	—	—	1,172
Change in fair value of derivative financial instruments, net of tax (expense) benefit of $(11,072), $7,881, and $(860)	24,179	(15,607)	1,501
Change in pension and post-retirement obligations, net of tax (expense) benefit of $11,636, $17,558, and $(461)	(20,265)	(33,635)	938
Foreign currency translation adjustment	92,363	(184,247)	111,425
End of year	9,656	(86,621)	146,868
Total Shareholders' Equity	$ 1,253,021	$ 1,026,341	$ 1,121,826

Consolidated Statement of Shareholders' Equity and Comprehensive Income (Loss)
In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years in the Period Ended October 30, 2009	**2009**	**2008**	**2007**
Comprehensive Income (Loss)			
Net earnings	$ 119,798	$ 120,533	$ 92,284
Change in fair value of derivative financial instruments, net of tax	24,179	(15,607)	1,501
Change in pension and post-retirement obligations, net of tax	(20,265)	(33,635)	938
Foreign currency translation adjustment	92,363	(184,247)	111,425
Comprehensive Income (Loss)	$ 216,075	$ (112,956)	$ 206,148

See Notes to Consolidated Financial Statements.

NOTE 1: **Accounting Policies**

Nature of Operations
Esterline Technologies Corporation (the Company) designs, manufactures and markets highly engineered products. The Company serves the aerospace and defense industry, primarily in the United States and Europe. The Company also serves the industrial/commercial and medical markets.

Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany accounts and transactions have been eliminated. Classifications have been changed for certain amounts in prior periods to conform with the current year's presentation. The Company's fiscal year ends on the last Friday of October. The fiscal years ended October 30, 2009, and October 26, 2007, contained 52 weeks, while the October 31, 2008, period contained 53 weeks.

Management Estimates
To prepare financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risks
The Company's products are principally focused on the aerospace and defense industry, which includes military and commercial aircraft original equipment manufacturers and their suppliers, commercial airlines, and the United States and foreign governments. Accordingly, the Company's current and future financial performance is dependent on the economic condition of the aerospace and defense industry. The commercial aerospace market has historically been subject to cyclical downturns during periods of weak economic conditions or material changes arising from domestic or international events. Management believes that the Company's sales are fairly well balanced across its customer base, which includes not only aerospace and defense customers but also medical and industrial commercial customers. However, material changes in the economic conditions of the aerospace industry could have a material effect on the Company's results of operations, financial position or cash flows.

Revenue Recognition
The Company recognizes revenue when the title and risk of loss have passed to the customer, there is persuasive evidence of an agreement, delivery has occurred or services have been rendered, the price is determinable, and the collectibility is reasonably assured. The Company recognizes product revenues at the point of shipment or delivery in accordance with the terms of sale. Sales are net of returns and allowances. Returns and allowances are not significant because products are manufactured to customer specification and are covered by the terms of the product warranty.

Revenues and profits on fixed-price contracts with significant engineering as well as production requirements are recorded based on the achievement of contractual milestones and the ratio of total actual incurred costs to date to total estimated costs for each contract (cost-to-cost method) in accordance with ASC 605, formerly the American Institute of Certified Public Accountants Statement of Position 81-1, "Accounting for Performance of Construction-Type and Production-Type Contracts." Types of milestones include design review and prototype completion. The Company reviews cost

performance and estimates to complete on its ongoing contracts at least quarterly. The impact of revisions of profit estimates are recognized on a cumulative catch-up basis in the period in which the revisions are made. Provisions for anticipated losses on contracts are recorded in the period they become evident. Amounts representing contract change orders are included in revenue only when they can be reliably estimated and realization is probable, and are determined on a percentage-of-completion basis measured by the cost-to-cost method. Claims are included in revenue only when they are probable of collection.

Research and Development

Expenditures for internally-funded research and development are expensed as incurred. Customer-funded research and development projects performed under contracts are accounted for as work in process as work is performed and recognized as cost of sales and sales under the proportional performance method. Research and development expenditures are net of government assistance and tax subsidies, which are not contingent upon paying income tax.

Financial Instruments

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings, long-term debt, foreign currency forward contracts, and interest rate swap agreements. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their respective fair values because of the short-term maturities or expected settlement dates of these instruments. The fair market value of the Company's long-term debt and short-term borrowings was estimated at $527.6 million and $393.0 million at fiscal year end 2009 and 2008, respectively. These estimates were derived using discounted cash flows with interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.

Foreign Currency Exchange Risk Management

The Company is subject to risks associated with fluctuations in foreign currency exchange rates from the sale of products in currencies other than its functional currency. Furthermore, the Company has assets denominated in foreign currencies that are not offset by liabilities in such foreign currencies. The Company has significant operations in Canada, France, Germany and the United Kingdom and, accordingly, we may experience gains or losses due to foreign exchange fluctuations.

The Company's policy is to hedge a portion of its forecasted transactions using forward exchange contracts, with maturities up to 29 months. These forward contracts have been designated as cash flow hedges. The portion of the net gain or loss on a derivative instrument that is effective as a hedge is reported as a component of other comprehensive income in shareholders' equity and is reclassified into earnings in the same period during which the hedged transaction affects earnings. The remaining net gain or loss on the derivative in excess of the present value of the expected cash flows of the hedged transaction is recorded in earnings immediately. If a derivative does not qualify for hedge accounting, or a portion of the hedge is deemed ineffective, the change in fair value is recorded in earnings. The amount of hedge ineffectiveness has not been material in any of the three fiscal years in the period ended October 30, 2009. At October 30, 2009, and October 31, 2008, the notional value of foreign currency forward contracts accounted for as a cash flow hedge was $234.1 million and $273.0 million, respectively. The fair value of these contracts was a $16.4 million asset and a $19.3 million liability at October 30, 2009, and October 31, 2008, respectively. The Company does not enter into any forward contracts for trading purposes.

In February 2006, the Company entered into a term loan for £57.0 million. The Company designated the term loan as a hedge of the investment in a certain U.K. business unit. The foreign currency gain or loss that is effective as a hedge is reported as a component of other comprehensive income in shareholders' equity. The amount of foreign currency translation included in Other Comprehensive Income was a loss of $4.8 million and a loss of $4.6 million net of taxes at October 30, 2009, and October 31, 2008, respectively. To the extent that this hedge is ineffective, the foreign currency gain or loss is recorded in earnings. There was no ineffectiveness in 2009. The term loan was paid off in fiscal 2009. The loss included in Accumulated Other Comprehensive Income will remain until the underlying investment in a certain U.K. business unit is liquidated.

Interest Rate Risk Management
Depending on the interest rate environment, the Company may enter into interest rate swap agreements to convert the fixed interest rates on notes payable to variable interest rates or terminate any swap agreements in place. These interest rate swap agreements have been designated as fair value hedges. Accordingly, gain or loss on swap agreements as well as the offsetting loss or gain on the hedged portion of notes payable are recognized in interest expense during the period of the change in fair values. The Company attempts to manage exposure to counterparty credit risk by only entering into agreements with major financial institutions which are expected to be able to fully perform under the terms of the agreement.

In June 2009, the Company entered into an interest rate swap agreement on the $175.0 million Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate of 7.75% for a variable interest rate on the $175.0 million principal amount outstanding. The variable interest rate is based upon LIBOR plus 5.37% and was 5.61% at October 30, 2009. The fair value of the Company's interest rate swap was $269,000 liability at October 30, 2009.

In September 2003, the Company entered into an interest rate swap agreement on $75.0 million of its Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75.0 million of the $175.0 million principal amount outstanding. The fair market value of the Company's interest rate swap was an asset of $1.6 million at October 31, 2008. The interest rate swap was terminated in 2009 for a deferred gain of $2.9 million and is being amortized in proportion to the repayment of the underlying debt.

Depending on the interest rate environment, the Company may enter into interest rate swap agreements to convert the variable interest rates on notes payable to fixed interest rates. These swap agreements are accounted for as cash flow hedges and the fair market value of the hedge instrument is included in Other Comprehensive Income. In February 2006, the Company entered into an interest rate swap agreement on the full principal amount of its £57.0 million term loan facility. The swap agreement exchanged the variable interest rate for a fixed interest rate of 4.75% plus an additional margin amount determined by reference to the Company's leverage ratio. The fair value of the interest rate swap was an asset of $2.1 million at October 26, 2007. The swap was terminated in 2008 for a gain of $1.9 million.

The fair market value of the interest rate swaps was estimated by discounting expected cash flows using quoted market interest rates.

Foreign Currency Translation
Foreign currency assets and liabilities are translated into their U.S. dollar equivalents based on year end exchange rates. Revenue and expense accounts are translated at average exchange rates. Aggregate exchange gains and losses arising from the translation of foreign assets and liabilities are included in shareholders' equity as a component of comprehensive income. Accumulated gain or (loss) on foreign currency translation adjustment was $53.2 million, $(39.2) million and $145.1 million as of the fiscal years ended October 30, 2009, October 31, 2008, and October 26, 2007, respectively.

Foreign Currency Transaction Gains and Losses
Foreign currency transaction gains and losses are included in results of operations and are primarily the results of revaluing assets and liabilities denominated in a currency other than the functional currency, gains and losses on forward exchange contracts and the change in value of foreign currency embedded derivatives in backlog. These foreign currency transactions resulted in a $12.6 million loss in fiscal 2009, a $3.7 million gain in fiscal 2008, and a $1.6 million loss in fiscal 2007.

Cash Equivalents
Cash equivalents consist of highly liquid investments with original maturities of three months or less at the date of purchase. Fair value of cash equivalents approximates carrying value. Cash equivalents included $15.0 million and $10.0 million in cash under a letter of credit facility at October 30, 2009, and October 31, 2008, respectively.

Accounts Receivable
Accounts receivable are recorded at the net invoice price for sales billed to customers. Accounts receivable are considered past due when outstanding more than normal trade terms allow. An allowance for doubtful accounts is established when losses are expected to be incurred. Accounts receivable are written off to the allowance for doubtful accounts when the balance is considered to be uncollectible.

Inventories
Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) or average cost method. Inventory cost includes material, labor and factory overhead. The Company defers pre-production engineering costs as work-in-process inventory in connection with long-term supply arrangements that include contractual guarantees for reimbursement from the customer. Inventory is considered to be excess or obsolete based upon an analysis of actual on-hand quantities on a part level basis to forecasted product demand and historical usage. Inventory reserves are released upon shipment or disposal of the related inventory.

Property, Plant and Equipment, and Depreciation
Property, plant and equipment is carried at cost and includes expenditures for major improvements. Depreciation is generally provided on the straight-line method based upon estimated useful lives ranging from 15 to 30 years for buildings, and 3 to 10 years for machinery and equipment. Depreciation expense was $39,189,000, $41,095,000 and $34,273,000 for fiscal years 2009, 2008 and 2007, respectively. Assets under capital leases were $36.2 million at October 30, 2009, and $8.0 million at October 31, 2008. Amortization expense of assets accounted for as capital leases is included with depreciation expense. The fair value of liabilities related to the retirement of property is recorded when there is a legal or contractual obligation to incur asset retirement costs and the costs can be estimated. The Company records the asset retirement cost by increasing the carrying cost of the underlying property by the amount of the asset retirement obligation. The asset retirement cost is depreciated over the estimated useful life of the underlying property.

Debt Issuance Costs

Costs incurred to issue debt are deferred and amortized as interest expense over the term of the related debt using a method that approximates the effective interest method.

Long-lived Asset Impairments

The carrying amount of long-lived assets is reviewed periodically for impairment. An asset (other than goodwill and indefinite-lived intangible assets) is considered impaired when estimated future cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not deemed recoverable, the asset is adjusted to its estimated fair value. Fair value is generally determined based upon estimated discounted future cash flows.

Goodwill and Intangibles

Goodwill is not amortized, but is tested for impairment at least annually. A reporting unit is generally defined at the operating segment level or at the component level one level below the operating segment, if said component constitutes a business. Goodwill is allocated to reporting units based upon the purchase price of the acquired unit, the valuation of acquired tangible and intangible assets, and liabilities assumed. When a reporting unit's carrying value exceeds its estimated fair value, an impairment test is required. This test involves allocating the fair value of the reporting unit to all of the assets and liabilities of that unit, with the excess of fair value over allocated net assets representing the fair value of goodwill. An impairment loss is measured as the amount by which the carrying value of goodwill exceeds the estimated fair value of goodwill.

Intangible assets are amortized over their estimated period of benefit, ranging from 2 to 20 years. The Company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that an impairment exists.

Indefinite-lived intangible assets (other than goodwill) are tested annually for impairment or more frequently on an interim basis if circumstances require.

Environmental

Environmental exposures are provided for at the time they are known to exist or are considered probable and reasonably estimable. No provision has been recorded for environmental remediation costs which could result from changes in laws or other circumstances currently not contemplated by the Company. Costs provided for future expenditures on environmental remediation are not discounted to present value.

Pension Plan and Post-Retirement Benefit Plan Obligations

The Company accounts for the obligations of its employee pension benefit costs and post-retirement benefits in accordance with ASC 715, formerly Statement of Financial Accounting Standards Board Nos. 87, 88, and 158. In accordance with this topic, management selects appropriate assumptions including discount rate, rate of increase in future compensation levels and assumed long-term rate of return on plan assets and expected annual increases in costs of medical and other health care benefits in regard to the Company's post-retirement benefit obligations. These assumptions are based upon historical results, the current economic environment and reasonable expectations of future events. Actual results which vary from assumptions are accumulated and amortized over future periods and, accordingly, are recognized in expense in these periods. Significant differences between our assumptions and actual experience or significant changes in assumptions could impact the pension costs and the pension obligation.

Share-Based Compensation
The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.

Product Warranties
Estimated product warranty expenses are recorded when the covered products are shipped to customers and recognized as revenue. Product warranty expense is estimated based upon the terms of the warranty program.

Income Taxes
Income taxes and reserves for income taxes are accounted for in accordance with ASC 740, formerly Financial Accounting Standard 109, "Accounting for Income Taxes" and FIN 48, "Uncertainty in Income Taxes." The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns.

Earnings Per Share
Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share also includes the dilutive effect of stock options. Common shares issuable from stock options that are excluded from the calculation of diluted earnings per share because they were anti-dilutive were 1,385,596, 499,850, and 96,048 for fiscal 2009, 2008 and 2007, respectively. The weighted average number of shares outstanding used to compute basic earnings per share was 29,717,000, 29,507,000, and 25,824,000 for fiscal years 2009, 2008 and 2007, respectively. The weighted average number of shares outstanding used to compute diluted earnings per share was 29,951,000, 29,908,000, and 26,252,000 for fiscal years 2009, 2008 and 2007, respectively.

Subsequent Events
The Company has evaluated subsequent events through the date the Consolidated Financial Statements were issued on December 22, 2009.

Subsequent to year end, the Company decided to close its Taunton, Massachusetts, engineered materials unit. The Taunton operations will be transferred to the Company's engineered materials operations in California. The Company expects to record a $0.6 million charge related to the write off of leasehold improvements in the first fiscal quarter of 2010.

Recent Accounting Pronouncements
On December 4, 2007, the Financial Accounting Standards Board issued ASC 805, formerly Financial Accounting Standard No. 141(R), "Business Combinations," (ASC 805) and ASC 810, formerly Financial Accounting Standard No. 160, "Accounting and Reporting of Non-controlling Interest in Consolidated Financial Statements, an amendment of ARB No. 51," (ASC 810). These new standards will significantly change the accounting for and reporting of business combination transactions and non-controlling (minority) interests in consolidated financial statements. ASC 805 and ASC 810 are required to be adopted simultaneously and are effective for fiscal 2010.

The significant changes in the accounting for business combination transactions under ASC 805 include:

- Recognition, with certain exceptions, of 100% of the fair values of assets acquired, liabilities assumed, and non-controlling interests of acquired businesses.
- Measurement of all acquirer shares issued in consideration for a business combination at fair value on the acquisition date. With the effectiveness of ASC 805, the "agreement and announcement date" measurement principles will be nullified.
- Recognition of contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings.
- With the one exception described in the last sentence of this section, recognition of pre-acquisition gain and loss contingencies at their acquisition-date fair values. Subsequent accounting for pre-acquisition loss contingencies is based on the greater of acquisition-date fair value or the amount calculated pursuant to ASC 450, formerly Financial Accounting Standard No. 5, "Accounting for Contingencies," (ASC 450). Subsequent accounting for pre-acquisition gain contingencies is based on the lesser of acquisition-date fair value or the best estimate of the future settlement amount. Adjustments after the acquisition date are made only upon the receipt of new information on the possible outcome of the contingency, and changes to the measurement of pre-acquisition contingencies are recognized in ongoing results of operations. Absent new information, no adjustments to the acquisition-date fair value are made until the contingency is resolved. Pre-acquisition contingencies that are both (1) non-contractual and (2) as of the acquisition date are "not more likely than not" of materializing are not recognized in acquisition accounting and, instead, are accounted for based on the guidance in ASC 450, "Accounting for Contingencies."
- Capitalization of in-process research and development (IPR&D) assets acquired at acquisition date fair value. After acquisition, apply the indefinite-lived impairment model (lower of basis or fair value) through the development period to capitalized IPR&D without amortization. Charge development costs incurred after acquisition to results of operations. Upon completion of a successful development project, assign an estimated useful life to the amount then capitalized, amortize over that life, and consider the asset a definite-lived asset for impairment accounting purposes.
- Recognition of acquisition-related transaction costs as expense when incurred.
- Recognition of acquisition-related restructuring cost accruals in acquisition accounting only if the criteria are met as of the acquisition date. With the effectiveness of ASC 805, the concepts of "assessing, formulating, finalizing and committing/communicating" that currently pertain to recognition in purchase accounting of an acquisition-related restructuring plan will be nullified.
- Recognition of changes in the acquirer's income tax valuation allowance resulting from the business combination separately from the business combination as adjustments to income tax expense. Also, changes after the acquisition date in an acquired entity's valuation allowance or tax uncertainty established at the acquisition date are accounted for as adjustments to income tax expense.

The adoption of ASC 805 is not expected to have a material effect on the date of adoption; however, the standard will have a significant effect on business combinations occurring after adoption of the standard.

NOTE 2: **Recovery of Insurance Claims**

On June 26, 2006, an explosion occurred at the Company's Wallop facility, which resulted in one fatality and several minor injuries. The incident destroyed an oven complex for the production of advanced flares and significantly damaged a portion of the facility. The advanced flare facility has been closed due to the requirements of the Health and Safety Executive (HSE) to review the cause of the accident, but normal operations are continuing at unaffected portions of the facility. The Coroner's Inquest was held in April 2009, and a verdict of Accidental Death with a narrative was recorded; no liability was attached to the Company or individuals.

The HSE investigation is on-going and is expected to be completed in 2010. It is not possible to determine if any breaches of the Health and Safety at Work Act (or relevant regulations) will be brought against the Company. No amounts have been recorded for any potential fines that may be assessed by the HSE.

The operation was insured under a property, casualty and business interruption insurance policy and in June 2007, the Company settled its insurance claim for £24.0 million, including payments already received. In fiscal 2007, insurance recoveries totaled $37.5 million, net of the write off of the damaged facility.

NOTE 3: **Discontinued Operations**

On November 3, 2008, the Company sold U.K.-based Muirhead Aerospace Limited and Traxsys Input Products Limited, which were included in the Sensors & Systems segment, for approximately £40.0 million or $63.4 million, resulting in an after-tax gain of $12.6 million. As a result, the consolidated income statement presents Muirhead Aerospace Limited and Traxsys Input Products Limited as discontinued operations.

The operating results of the discontinued operations for fiscal year 2009, 2008 and 2007 consisted of the following:

In Thousands	2009	2008	2007
Sales	$ —	$ 64,158	$ 59,522
Income before taxes	26,481	8,906	4,477
Tax expense (benefit)	13,879	1,882	(45)
Income from discontinued operations	$ 12,602	$ 7,024	$ 4,522

In the fourth quarter of fiscal 2009, the Company recorded an adjustment that resulted in a reclassification of $3,392,000 of tax benefits from discontinued operations to continued operations offset by a $1,026,000 tax expense to establish a valuation allowance for U.S. foreign tax credits that are not expected to result in a current or future reduction in U.S. income taxes.

Net assets related to discontinued operations at October 31, 2008, were $33.7 million and consisted of the following:

In Thousands	
Cash and cash equivalent	$ 421
Accounts receivable, net of allowances	8,917
Inventories	9,779
Deferred income tax benefits	69
Prepaid expenses	998
Property, plant and equipment, net	4,357
Goodwill	17,029
Total assets	41,570
Accounts payable	2,522
Accrued liabilities	4,203
Federal and foreign income taxes	627
Deferred income taxes	529
Total liabilities	7,881
Net assets	$ 33,689

NOTE 4: **Inventories**

Inventories, net of reserves, at the end of fiscal 2009 and 2008 consisted of the following:

In Thousands	2009	2008
Raw materials and purchased parts	$ 113,521	$ 110,984
Work in process	82,952	89,936
Inventory costs under long-term contracts	17,083	15,650
Finished goods	61,726	45,403
	$ 275,282	$ 261,973

Inventory Reserve Rollforward:

In Thousands	2009	2008
Beginning balance	$ 41,496	$ 43,857
Reserves related to acquisitions	724	—
Accruals	12,545	7,892
Write-offs	(5,197)	(4,075)
Release of reserves on shipments	(1,367)	(815)
Release of other reserves	—	(503)
Currency translation adjustment	3,169	(4,860)
	$ 51,370	$ 41,496

NOTE 5: **Goodwill**

The following table summarizes the changes in goodwill by segment for fiscal 2009 and 2008:

In Thousands	Avionics & Controls	Sensors & Systems	Advanced Materials	Total
Balance, October 26, 2007	$ 356,838	$ 100,502	$ 199,525	$ 656,865
Goodwill from acquisitions	219	—	—	219
Goodwill adjustments	(6,302)	20,016	(669)	13,045
Foreign currency translation adjustment	(53,741)	(14,567)	(24,960)	(93,268)
Balance, October 31, 2008	297,014	105,951	173,896	576,861
Goodwill from acquisitions	93,416	—	40,796	134,212
Goodwill adjustments	(3,713)	157	(282)	(3,838)
Sale of businesses	—	(17,029)	—	(17,029)
Foreign currency translation adjustment	41,261	3,543	1,798	46,602
Balance, October 30, 2009	$ 427,978	$ 92,622	$ 216,208	$ 736,808

Adjustments to goodwill primarily relate to acquired tax benefits.

NOTE 6: **Intangible Assets**

Intangible assets at the end of fiscal 2009 and 2008 were as follows:

		2009		**2008**	
In Thousands	Weighted Average Years Useful Life	Gross Carrying Amount	Accum. Amort.	Gross Carrying Amount	Accum. Amort.
Amortized Intangible Assets					
Programs	16	$ 444,275	$ 93,550	$ 268,667	$ 60,018
Core technology	16	9,689	4,364	8,896	3,710
Patents and other	13	43,484	25,769	49,507	22,986
Total		$ 497,448	$ 123,683	$ 327,070	$ 86,714
Indefinite-lived Intangible Assets					
Trademark		$ 48,317		$ 50,084	

In fiscal 2009, management determined that a certain trade name useful life was no longer indefinite as a result of further integration of advanced sensors units and promotion of the Advanced Sensors brand name. An impairment test was required to be performed to value the trade name at fair value, which resulted in a $3.0 million impairment charge. The remaining book value of the trade name will be amortized to expense over its five-year useful life.

Amortization of intangible assets was $30,613,000, $23,689,000 and $20,133,000 in fiscal years 2009, 2008 and 2007, respectively.

Estimated amortization expense related to intangible assets for each of the next five fiscal years is as follows:

In Thousands	
Fiscal Year	
2010	$ 31,277
2011	30,959
2012	30,324
2013	29,539
2014	28,839

NOTE 7: **Accrued Liabilities**

Accrued liabilities at the end of fiscal 2009 and 2008 consisted of the following:

In Thousands	**2009**	**2008**
Payroll and other compensation	$ 72,705	$ 76,725
Commissions	3,994	3,346
Casualty and medical	14,244	13,194
Interest	5,981	6,720
Warranties	14,685	10,596
State and other tax accruals	4,956	5,455
Customer deposits	23,656	25,061
Deferred revenue	9,038	13,968
Contract reserves	9,189	6,618
Forward foreign exchange contracts	2,192	22,482
Unclaimed property – non-U.S.	10,874	9,755
Environmental reserves	2,539	2,539
Asset retirement obligations	2,019	393
Rent and future lease obligations	1,790	1,292
Other	13,805	12,278
	$ 191,667	$ 210,422

Accrued liabilities are recorded to reflect the Company's contractual obligations relating to warranty commitments to customers. Warranty coverage of various lengths and terms is provided to customers depending on standard offerings and negotiated contractual agreements. An estimate for warranty expense is recorded at the time of sale based on the length of the warranty and historical warranty return rates and repair costs.

Changes in the carrying amount of accrued product warranty costs are summarized as follows:

In Thousands	2009	2008
Balance, beginning of year	$ 10,596	$ 15,667
Warranty costs incurred	(3,406)	(5,171)
Product warranty accrual	5,811	7,191
Acquisitions	2,223	—
Release of reserves	(1,146)	(1,892)
Reclass of reserves [1]	—	(3,124)
Sale of businesses	(237)	—
Foreign currency translation adjustment	844	(2,075)
Balance, end of year	$ 14,685	$ 10,596

[1] Reclass of reserve to goodwill upon completion of the acquisition accounting related to CMC Electronics, Inc.

NOTE 8: **Retirement Benefits**

Approximately 47% of U.S. employees have a defined benefit earned under the Esterline pension plan. The Leach pension plan was frozen as of December 31, 2003, and was merged into the Esterline plan on March 31, 2008.

Under the Esterline plan, pension benefits are based on years of service and five-year average compensation or the highest five consecutive years' compensation during the last ten years of employment. Esterline amended its defined benefit plan to add the cash balance formula with annual pay credits ranging from 2% to 6% effective January 1, 2003. Participants elected either to continue earning benefits under the current plan formula or to earn benefits under the cash balance formula. Effective January 1, 2003, all new participants are enrolled in the cash balance formula. Esterline also has an unfunded supplemental retirement plan for key executives providing for periodic payments upon retirement.

CMC sponsors defined benefit pension plans and other retirement benefit plans for its non-U.S. employees. Pension benefits are based upon years of service and final average salary. Other retirement benefit plans are non-contributory health care and life insurance plans.

In October 2006, the Financial Accounting Standards Board issued ASC 715, formerly Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statement Nos. 87, 88, 106 and 123(R)," (ASC 715). ASC 715 requires an entity to:

- Recognize in its statements of financial position an asset for a defined benefit post-retirement plan's overfunded status or a liability for a plan's underfunded status.
- Measure a defined benefit post-retirement plan's assets and obligations that determine its funded status as of the end of the employer's fiscal year.
- Recognize changes in the funded status of a defined benefit post-retirement plan in comprehensive income in the year in which the changes occur.

ASC 715 does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with post-retirement benefit plan accounting. The Company adopted the recognition and disclosure provisions of ASC 715 effective at the end of its 2007 fiscal year.

The following table presents the balance sheet balances at October 26, 2007, prior to the initial adoption of ASC 715, the amount of the adjustment and the balances after the adoption of ASC 715.

In Thousands	Before Application of ASC 715	Adjustments	After Application of ASC 715
Deferred income taxes	$ 8,204	$ (334)	$ 7,870
Intangible assets	39	(39)	—
Liabilities	(26,994)	1,545	(25,449)
Accumulated other comprehensive loss (gain)	775	(1,172)	(397)

The Company accounts for pension expense using the end of the fiscal year as its measurement date. In addition, the Company makes actuarially computed contributions to these plans as necessary to adequately fund benefits. The Company's funding policy is consistent with the minimum funding requirements of ERISA. The accumulated benefit obligation and projected benefit obligation for the Esterline plans are $199,979,000 and $208,556,000, respectively, with plan assets of $144,465,000 as of October 30, 2009. The underfunded status for the Esterline plans is $64,091,000 at October 30, 2009. Contributions to the Esterline plans totaled $21,868,000 and $1,265,000 in fiscal years 2009 and 2008, respectively. The expected funding requirement for fiscal 2010 for the U.S. pension plans maintained by Esterline is $9,048,000. The accumulated benefit obligation and projected benefit obligation for the CMC plans are $91,550,000 and $94,063,000, respectively, with plan assets of $83,612,000 as of October 30, 2009. The underfunded status for these CMC plans is $10,451,000 at October 30, 2009. Contributions to the CMC plans totaled $2,933,000 and $3,503,000 in fiscal 2009 and 2008, respectively. The expected funding requirement for fiscal 2010 for the CMC plans is $5,316,000.

	Defined Benefit Pension Plans		Post-Retirement Benefit Plans	
	2009	**2008**	**2009**	**2008**
Principal assumptions as of fiscal year end:				
Discount Rate	5.875 – 6.25%	5.6 – 8.375%	5.875 – 6.25%	6.25 – 6.75%
Rate of increase in future compensation levels	3.2 – 4.5%	3.3 – 4.5%	—	—
Assumed long-term rate of return on plan assets	7.5 – 8.25%	7.0 – 8.25%	—	—
Initial weighted average health care trend rate	—	—	4.08 – 9%	4.8 – 10.0%
Ultimate weighted average health care trend rate	—	—	3.38 – 9%	3.3 – 10.0%

The Company uses a discount rate for expected returns that is a spot rate developed from a yield curve established from high-quality corporate bonds and matched to plan-specific projected benefit payments. Although future changes to the discount rate are unknown, had the discount rate increased or decreased by 25 basis points, pension liabilities in total would have decreased $8.0 million or increased $8.4 million, respectively. If all other assumptions are held constant, the estimated effect on fiscal 2009 pension expense from a hypothetical 25 basis point increase or decrease in both the discount rate and expected long-term rate of return on plan assets would not have a material effect on our pension expense. Management is not aware of any legislative or other initiatives or circumstances that will significantly impact the Company's pension obligations in fiscal 2010.

The assumed health care trend rate has a significant impact on the Company's post-retirement benefit obligations. The Company's health care trend rate was based on the experience of its plan and expectations for the future. A 100 basis point increase in the health care trend rate would increase the post-retirement benefit obligation by $0.7 million. A 100 basis point decrease in the health care trend rate would decrease the post-retirement benefit obligation by $0.7 million. Assuming all other assumptions are held constant, the estimated effect on fiscal 2009 post-retirement benefit expense from a hypothetical 100 basis point increase or decrease in the health care trend rate would not have a material effect on our post-retirement benefit expense.

Plan assets are invested in a diversified portfolio of equity and debt securities, consisting primarily of common stocks, bonds and government securities. The objective of these investments is to maintain sufficient liquidity to fund current benefit payments and achieve targeted risk-adjusted returns. Management periodically reviews allocations of plan assets by investment type and evaluates external sources of information regarding the long-term historical returns and expected future returns for each investment type and, accordingly, believes a 7.5% to 8.25% assumed long-term rate of return on plan assets is appropriate. Allocations by investment type are as follows:

		Actual	
	Target	**2009**	**2008**
Plan assets allocation as of fiscal year end:			
Equity securities	55 – 75%	58.0%	60.0%
Debt securities	25 – 45%	36.0%	38.0%
Cash	0%	6.0%	2.0%
Total		100.0%	100.0%

Net periodic pension cost for the Company's defined benefit plans at the end of each fiscal year consisted of the following:

In Thousands	Defined Benefit Pension Plans 2009	Defined Benefit Pension Plans 2008	Defined Benefit Pension Plans 2007	Post-Retirement Benefit Plans 2009	Post-Retirement Benefit Plans 2008	Post-Retirement Benefit Plans 2007
Components of Net Periodic Cost						
Service cost	$ 5,413	$ 6,217	$ 5,474	$ 428	$ 280	$ 205
Interest cost	19,151	16,736	14,470	774	635	430
Expected return on plan assets	(14,878)	(20,982)	(18,283)	—	—	—
Amortization of prior service cost	18	18	18	—	—	—
Amortization of actuarial (gain) loss	3,961	330	252	(90)	12	—
Other	—	—	—	—	(10)	1,655
Net periodic cost	$ 13,665	$ 2,319	$ 1,931	$ 1,112	$ 917	$ 2,290

The funded status of the defined benefit pension and post-retirement plans at the end of fiscal 2009 and 2008 were as follows:

In Thousands	Defined Benefit Pension Plans 2009	Defined Benefit Pension Plans 2008	Post-Retirement Benefit Plans 2009	Post-Retirement Benefit Plans 2008
Benefit Obligation				
Beginning balance	$ 244,805	$ 301,101	$ 11,020	$ 13,864
Currency translation adjustment	10,369	(23,320)	1,289	(2,537)
Service cost	5,413	6,217	366	280
Interest cost	19,151	16,736	773	635
Other adjustment	—	1,650	—	71
Plan participants contributions	127	162	—	—
Actuarial (gain) loss	50,125	(41,479)	(155)	(684)
Acquisitions	343	—	—	—
Benefits paid	(17,262)	(16,262)	(722)	(609)
Ending balance	$ 313,071	$ 244,805	$ 12,571	$ 11,020

In Thousands	Defined Benefit Pension Plans 2009	Defined Benefit Pension Plans 2008	Post-Retirement Benefit Plans 2009	Post-Retirement Benefit Plans 2008
Plan Assets – Fair Value				
Beginning balance	$ 184,737	$ 289,516	$ —	$ —
Currency translation adjustment	7,948	(21,978)	—	—
Realized and unrealized gain (loss) on plan assets	29,739	(71,579)	—	—
Acquisitions	—	—	—	—
Plan participants contributions	127	162	—	—
Company contribution	25,531	5,621	722	609
Expenses paid	(634)	(743)	—	—
Benefits paid	(17,262)	(16,262)	(722)	(609)
Ending balance	$ 230,186	$ 184,737	$ —	$ —
Funded Status				
Fair value of plan assets	$ 230,186	$ 184,737	$ —	$ —
Benefit obligations	(313,071)	(244,805)	(12,571)	(11,020)
Net amount recognized	$ (82,885)	$ (60,068)	$ (12,571)	$ (11,020)
Amount Recognized in the Consolidated Balance Sheet				
Current liability	$ (975)	$ (714)	$ (866)	$ (733)
Non-current liability	(81,910)	(59,354)	(11,705)	(10,287)
Net amount recognized	$ (82,885)	$ (60,068)	$ (12,571)	$ (11,020)
Amounts Recognized in Accumulated Other Comprehensive Income				
Net actuarial loss (gain)	$ 87,386	$ 55,081	$ (1,260)	$ (1,766)
Prior service cost	239	(20)	—	—
Transition asset (obligation)	—	—	(997)	—
Ending balance	$ 87,625	$ 55,061	$ (2,257)	$ (1,766)

The accumulated benefit obligation for all pension plans was $300,615,000 at October 30, 2009 and $235,102,000 at October 31, 2008.

Estimated future benefit payments expected to be paid from the plan or from the Company's assets are as follows:

In Thousands

Fiscal Year	
2010	$ 20,059
2011	20,982
2012	21,844
2013	22,695
2014	23,388
2015 – 2019	128,155

Employees may participate in certain defined contribution plans. The Company's contribution expense under these plans totaled $7,418,000, $7,256,000 and $6,835,000 in fiscal 2009, 2008 and 2007, respectively.

NOTE 9: **Fair Value Measurements**

The Company adopted the required portions of ASC 820, formerly Statement of Financial Accounting Standards No. 157, "The Fair Value Measurements," on November 1, 2008. This topic applies to all assets and liabilities that are being measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This topic establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The hierarchy of fair value measurements is described below:

- Level 1 – Valuations are based on quoted prices that the Company has the ability to obtain in actively traded markets for identical assets and liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market or exchange traded market, a valuation of these instruments does not require a significant degree of judgment.

- Level 2 – Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 – Valuations are based on model-based techniques for which some or all of the assumptions are obtained from indirect market information that is significant to the overall fair value measurement and which require a significant degree of management judgment.

The following table sets forth the Company's financial assets and liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy at October 30, 2009:

In Thousands		Level 2
Assets:		
Derivative contracts designated as hedging instruments	$	16,590
Derivative contracts not designated as hedging instruments	$	442
Liabilities:		
Derivative contracts designated as hedging instruments	$	181
Derivative contracts not designated as hedging instruments	$	1,405
Embedded derivatives	$	588

The Company's embedded derivatives are the result of entering into sales or purchase contracts that are denominated in a currency other than the Company's functional currency or the supplier's or customer's functional currency. The fair value is determined by calculating the difference between quoted exchange rates at the time the contract was entered into and the period-end exchange rate.

The Company's derivative contracts consist of foreign currency exchange contracts and interest rate swap agreements. These derivative contracts are over the counter and their fair value is determined using modeling techniques that include market inputs such as interest rates, yield curves, and currency exchange rates.

The Company adopted ASC 825, formerly Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," effective November 1, 2008. This topic permits entities to elect to measure eligible financial instruments at fair value on an instrument-by-instrument basis. The adoption of this topic had no impact on the consolidated financial position, results of operations or cash flows, as no eligible financial instruments were elected to be measured at fair value under this guidance. The Company adopted ASC 820, formerly Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," effective November 1, 2008. The Company elected to defer until October 31, 2009, the adoption of ASC 820 for all nonfinancial assets and nonfinancial liabilities not recognized or disclosed at fair value in the financial statements on a recurring basis. These nonfinancial assets and nonfinancial liabilities include those measured at fair value in goodwill and indefinite-lived intangible assets impairment testing, and those non-recurring nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination. Adoption of ASC 820 for these assets and liabilities is not expected to have a material impacted on the Company's financial position, results of operations or cash flows.

NOTE 10: **Derivative Financial Instruments**

The Company uses derivative financial instruments in the form of foreign currency forward exchange contracts and interest rate swap contracts for the purpose of minimizing exposure to changes in foreign currency exchange rates on business transactions and interest rates, respectively. The Company's policy is to execute such instruments with banks the Company believes to be credit worthy and not to enter into derivative financial instruments for speculative purposes. These derivative financial instruments do not subject the Company to undue risk, as gains and losses on these instruments generally offset gains and losses on the underlying assets, liabilities, or anticipated transactions that are being hedged.

All derivative financial instruments are recorded at fair value in the Consolidated Balance Sheet. For a derivative that has not been designated as an accounting hedge, the change in the fair value is recognized immediately through earnings. For a derivative that has been designated as an accounting hedge of an existing asset or liability (a fair value hedge), the change in the fair value of both the derivative and underlying asset or liability is recognized immediately through earnings. For a derivative designated as an accounting hedge of an anticipated transaction (a cash flow hedge), the change in the fair value is recorded on the Consolidated Balance Sheet in Accumulated Other Comprehensive Income (AOCI) to the extent the derivative is effective in mitigating the exposure related to the anticipated transaction. The change in the fair value related to the ineffective portion of the hedge, if any, is immediately recognized in earnings. The amount recorded within AOCI is reclassified into earnings in the same period during which the underlying hedged transaction affects earnings.

The fair values of derivative instruments are presented on a gross basis, as the Company does not have any derivative contracts which are subject to master netting arrangements. The Company does not have any hedges with credit-risk-related contingent features or that required the posting of collateral as of October 30, 2009. The cash flows from derivative contracts are recorded in operating activities in the Consolidated Statement of Cash Flows.

Foreign Currency Forward Exchange Contracts
The Company transacts business in various foreign currencies which subjects the Company's cash flows and earnings to exposure related to changes in foreign currency exchange rates. These exposures arise primarily from purchases or sales of products and services from third parties. Foreign currency forward exchange contracts provide for the purchase or sale of foreign currencies at specified future dates at specified exchange rates and are used to offset changes in the fair value of certain assets or liabilities or forecasted cash flows resulting from transactions denominated in foreign currencies. As of October 30, 2009, and October 31, 2008, the Company had outstanding foreign currency forward exchange contracts principally to sell U.S. dollars with notional amounts of $275.3 million and $313.4 million, respectively. These notional values consist primarily of contracts for the European euro, British pound sterling and Canadian dollar, and are stated in U.S. dollar equivalents at spot exchange rates at the respective dates.

Interest Rate Swaps
The Company manages its exposure to interest rate risk by maintaining an appropriate mix of fixed and variable rate debt, which over time should moderate the costs of debt financing. When considered necessary, the Company may use financial instruments in the form of interest rate swaps to help meet this objective. In June 2009, the Company entered into an interest rate swap agreement on the $175.0 million Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate of 7.75% for a variable interest rate on the $175.0 million principal amount outstanding. The variable interest rate is based upon LIBOR plus 5.37% and was 5.61% at October 30, 2009. The fair value of the Company's interest rate swap was a $269,000 liability at October 30, 2009, and was estimated by discounting expected cash flows using market interest rates. The Company records interest receivable and interest payable on interest rate swaps on a net basis. The Company recognized a net interest receivable of $1,402,000 at October 30, 2009. A $2.9 million deferred gain on a terminated interest rate swap is being amortized in proportion to the repayment of the underlying debt. The gain will be amortized through 2013.

Embedded Derivative Instruments
The Company's embedded derivatives are the result of entering into sales or purchase contracts that are denominated in a currency other than the Company's functional currency or the supplier's or customer's functional currency.

Net Investment Hedge
In February 2006, the Company entered into a term loan for £57.0 million. The Company designated the term loan a hedge of the investment in a certain U.K. business unit. The term loan was fully repaid in June 2009. A cumulative foreign currency loss of $4.8 million resulting from the accounting of the term loan as a net investment hedge will remain in other comprehensive income in shareholders' equity until the hedged investment is disposed of or sold.

Fair Value of Derivative Instruments
Fair values of derivative instruments in the Consolidated Balance Sheet at the end of fiscal 2009 consisted of:

In Thousands	Classification	Fair Value
Foreign currency forward exchange contracts	Other current assets	$ 17,032
Foreign currency forward exchange contracts	Accrued liabilities	$ 1,586
Embedded derivative instruments	Accrued liabilities	$ 588
Interest rate swap	Long-term debt, net of current maturities	$ 269

The effect of derivative instruments on the Consolidated Statement of Operations for fiscal year 2009 consisted of:

In Thousands	Location of Gain (Loss)	**2009**
Fair Value Hedges:		
Interest rate swap contracts	Interest Expense	$ 1,967
Embedded derivatives	Sales	$ (2,666)
Cash Flow Hedges:		
Foreign currency forward exchange contracts:		
Amount of gain recognized in AOCI (effective portion)	AOCI	$ 46,861
Amount of loss reclassified from AOCI into income	Sales	$ (11,610)
Net Investment Hedges:		
U.K. term loan	AOCI	$ (446)

During fiscal year 2009, the Company recorded gains of $7.0 million on foreign currency forward exchange contracts that have not been designated as an accounting hedge. These foreign currency exchange gains are included in selling, general and administrative expense.

There was no significant impact to the Company's earnings related to the ineffective portion of any hedging instruments during fiscal year 2009. In addition, there was no significant impact to the Company's earnings when a hedged firm commitment no longer qualified as a fair value hedge or when a hedged forecasted transaction no longer qualified as a cash flow hedge during fiscal year 2009.

Amounts included in AOCI are reclassified into earnings when the hedged transaction settles. The Company expects to reclassify approximately $11.6 million of net gain into earnings over the next 12 months. The maximum duration of a foreign currency cash flow hedge contract at October 30, 2009, is 29 months.

NOTE 11: **Income Taxes**

Income tax expense from continuing operations for each of the fiscal years consisted of:

In Thousands	2009	2008	2007
Current			
U.S. Federal	$ 12,678	$ 36,391	$ 18,533
State	1,133	2,806	2,538
Foreign	11,321	10,272	16,851
	25,132	49,469	37,922
Deferred			
U.S. Federal	(5,655)	601	(50)
State	7	(525)	(179)
Foreign	(5,973)	(22,982)	(15,128)
	(11,621)	(22,906)	(15,357)
Income tax expense	$ 13,511	$ 26,563	$ 22,565

U.S. and foreign components of income from continuing operations before income taxes for each of the fiscal years were:

In Thousands	2009	2008	2007
U.S.	$ 77,877	$ 109,087	$ 69,549
Foreign	43,047	31,368	40,931
Income from continuing operations, before income taxes	$ 120,924	$ 140,455	$ 110,480

Primary components of the Company's deferred tax assets (liabilities) at the end of the fiscal year resulted from temporary tax differences associated with the following:

In Thousands	2009	2008
Reserves and liabilities	$ 29,703	$ 25,300
NOL carryforwards (net of valuation allowances of $6.8 million and $6.2 million at fiscal year end 2009 and 2008, respectively)	1,782	110
Tax credit carryforwards (net of valuation allowance of $3.6 million for fiscal year end 2009)	31,432	31,438
Employee benefits	7,145	6,895
Retirement benefits	32,241	24,350
Non-qualified stock options	8,818	6,514
Hedging activities	—	1,643
Other	2,009	7,810
Total deferred tax assets	113,130	104,060
Depreciation and amortization	(10,628)	(12,300)
Intangibles and amortization	(113,426)	(85,143)
Deferred costs	(10,768)	(7,302)
Retirement benefits	—	(3,605)
Hedging activities	(4,736)	—
Other	(774)	(2,906)
Total deferred tax liabilities	(140,332)	(111,256)
Net deferred tax liabilities	$ (27,202)	$ (7,196)

During fiscal 2009, a subsidiary carried back an acquisition-related capital loss to pre-acquisition years and realized a $2.1 million current tax benefit. In addition, during fiscal 2009, the Company recorded $1.6 million of deferred tax benefits related to acquired state tax net operating losses. Both the $2.1 million and the $1.6 million of tax benefits were recorded to goodwill.

The Company operates in numerous taxing jurisdictions and is subject to regular examinations by various U.S. federal, state and foreign jurisdictions for various tax periods. Additionally, the Company has retained tax liabilities and the rights to tax refunds in connection with various acquisitions and divestitures of businesses in prior years. The Company's income tax positions are based on research and interpretations of income tax laws and rulings in each of the jurisdictions in which we do business. Due to the subjectivity and complexity of the interpretations of the tax laws and rulings in each jurisdiction, the differences and interplay in the tax laws between those jurisdictions as well as the inherent uncertainty in estimating the final resolution of complex tax audit matters, the Company's estimates of income tax liabilities and assets may differ from actual payments, assessments or refunds.

Management believes that it is more likely than not that the Company will realize the current and long-term deferred tax assets as a result of future taxable income. Significant factors management considered in determining the probability of the realization of the deferred tax assets include the reversal of deferred tax liabilities, our historical operating results and expected future earnings. Accordingly, no valuation allowance has been recorded on the deferred tax assets other than certain net operating losses and foreign tax credits. Both the net operating losses and the foreign tax credits begin to expire in 2018.

The U.S. and various state and foreign income tax returns are open to examination and presently several foreign income tax returns are under examination. Such examinations could result in challenges to tax positions taken and, accordingly, the Company may record adjustments to provisions based on the outcomes of such matters. However, the Company believes that the resolution of these matters, after considering amounts accrued, will not have a material adverse effect on its consolidated financial statements.

The incremental tax benefit received by the Company upon exercise of non-qualified employee stock options was $0.1 million, $1.9 million and $2.7 million in fiscal 2009, 2008 and 2007, respectively.

A reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate for each of the fiscal years was as follows:

	2009	**2008**	**2007**
U.S. statutory income tax rate	35.0%	35.0%	35.0%
State income taxes	0.7	1.1	1.4
Foreign taxes	(15.6)	(7.7)	(9.5)
Export sales benefit	—	—	(0.1)
Domestic manufacturing deduction	(1.2)	(1.3)	(0.4)
Research & development credits	(5.9)	(5.9)	(7.7)
Tax accrual adjustment	1.0	(0.5)	1.5
Suspended losses	(5.5)	—	—
U.S. tax on foreign income	6.4	—	—
U.S. foreign tax credits	(6.5)	—	—
Valuation allowance	2.2	(0.1)	0.4
Change in foreign tax rates	—	(3.6)	(2.6)
Other, net	0.6	1.9	2.4
Effective income tax rate	11.2%	18.9%	20.4%

No provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries, since such earnings are considered indefinitely reinvested. The amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries is not practical to determine because of the complexities regarding the calculation of unremitted earnings and the potential for tax credits.

In accordance with ASC 740, formerly Financial Accounting Standard 109, "Accounting for Income Taxes," and FIN 48, "Uncertainty in Income Taxes," the Company adopted the provisions related to accounting for uncertain income tax positions at the beginning of fiscal year 2008. Of the $9.2 million cumulative effect of adopting these provisions, $0.7 million was recorded as a reduction to retained earnings and $8.5 million was recorded as goodwill. As of the adoption date, the Company had gross unrecognized tax benefits of $28.7 million and interest of $2.3 million, of which $27.7 million was recorded within other liabilities, $3.1 million was recorded in deferred taxes and $0.2 million was recorded in federal and foreign income taxes payable in the consolidated balance sheet.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In Thousands		Total
Unrecognized tax benefits as of October 31, 2008	$	18,953
Unrecognized gross benefit change:		
Gross increases due to prior-period adjustments		19,732
Gross (decrease) due to prior-period adjustments		—
Gross increases due to current-period adjustment		2,457
Gross (decrease) due to current-period adjustment		—
Gross (decrease) due to settlements with taxing authorities		(2,922)
Gross (decrease) due to a lapse with taxing authorities		(17,649)
Total change in unrecognized gross benefit	$	1,618
Unrecognized tax benefits as of October 30, 2009	$	20,571
Unrecognized tax benefits that, if recognized, would impact the effective tax rate	$	20,571
Total amount of interest:		
Recognized in the statement of operations	$	472
Recognized in the statement of financial position		2,441

During the next 12 months, the amount of previously unrecognized tax benefits is not expected to significantly change. The Company recognizes interest related to unrecognized tax benefits in income tax expense.

The Company is no longer subject to income tax examinations by tax authorities in its major tax jurisdictions as follows:

Tax Jurisdiction	Years No Longer Subject to Audit
U.S. Federal	2005 and prior
Canada	2004 and prior
France	2004 and prior
Germany	2006 and prior
United Kingdom	2003 and prior

NOTE 12: **Debt**

Long-term debt at the end of fiscal 2009 and 2008 consisted of the following:

In Thousands	2009	2008
U.K. Term Loan, due November 2010	$ —	$ 34,915
U.S. Term Loan, due March 2012	125,000	—
7.75% Senior Subordinated Notes, due June 2013	175,000	175,000
6.625% Senior Notes, due March 2017	175,000	175,000
Obligations under Capital Leases	36,183	7,981
Other	12,312	2,179
	523,495	395,075
Deferred gain on swap termination	2,341	—
Fair value of interest rate swap agreement	(269)	1,561
Less current maturities	5,409	8,388
Carrying amount of long-term debt	$ 520,158	$ 388,248

On February 10, 2006, the Company borrowed £57.0 million, or approximately $100.0 million, under a $100.0 million term loan facility; the term loan was repaid on June 30, 2009. The Company used the proceeds from the loan as working capital for its U.K. operations and to repay a portion of its outstanding borrowings under the revolving credit facility. The principal amount of the loan was payable quarterly commencing on March 31, 2007, through the termination date of November 14, 2010. In November 2007 the Company terminated an interest rate swap on the GBP term loan for a gain of $1.9 million. The interest rate swap exchanged the variable interest rate for a fixed interest rate of 4.75% plus an additional margin amount determined by reference to our leverage ratio.

In April 2009, the Company amended its credit facility to provide for a $125.0 million term loan. The Company used the proceeds from the loan to repay its outstanding borrowings under its revolving credit facility and provide enhanced liquidity. Borrowings under the U.S. Term Loan Facility bear interest at a rate equal to either: (a) the LIBOR rate plus 2.50% or (b) the "Base Rate" (defined as the higher of Wachovia Bank, National Association's prime rate and the Federal funds rate plus 0.50%) plus 1.50%. The loan is accruing interest at a variable rate based on LIBOR plus 2.5% and was 2.75% on October 30, 2009. The principal amount of the U.S. Term Loan Facility is payable quarterly commencing on March 31, 2010, the first four payments equal to 1.25% of the original loan balance, the following four payments equal to 2.50%, with a final payment equal to 85.00% on March 13, 2012.

In June 2003, the Company sold $175.0 million of 7.75% Senior Subordinated Notes due in 2013 and requiring semi-annual interest payments in December and June of each year until maturity. The net proceeds from this offering were used to fund acquisitions and for general corporate purposes, including the repayment of debt and possible future acquisitions. The Senior Subordinated Notes are general unsecured obligations of the Company and are subordinated to all existing and future senior debt of the Company. In addition, the Senior Subordinated Notes are effectively subordinated to all existing and future senior debt and other liabilities (including trade payables) of the Company's foreign subsidiaries. The Senior Subordinated Notes are guaranteed, jointly and severally, by all the existing and future domestic subsidiaries of the Company unless designated as an "unrestricted subsidiary" under the indenture covering the Senior Subordinated Notes. The Senior Subordinated Notes are subject to redemption at the option of the Company, in whole or in part, on or after

June 15, 2008, at redemption prices starting at 103.875% of the principal amount plus accrued interest during the period beginning June 11, 2003, and declining annually to 100% of principal and accrued interest on June 15, 2011.

On March 1, 2007, the Company issued $175.0 million in 6.625% Senior Notes due March 1, 2017, and requiring semi-annual interest payments in March and September of each year until maturity. The net proceeds from this offering were used to pay a portion of the purchase price of the acquisition of CMC for approximately $344.5 million. The Senior Notes are general unsecured senior obligations of the Company. The Senior Notes are guaranteed, jointly and severally on a senior basis, by all the existing and future domestic subsidiaries of the Company unless designated as an "unrestricted subsidiary," and those foreign subsidiaries that executed related subsidiary guarantees under the indenture covering the Senior Notes. The Senior Notes are subject to redemption at the option of the Company at any time prior to March 1, 2012, at a price equal to 100% of the principal amount, plus any accrued interest to the date of redemption and a make-whole provision. In addition, before March 1, 2010, the Company may redeem up to 35% of the principal amount at 106.625% plus accrued interest with proceeds of one or more Public Equity Offerings. The Senior Notes are also subject to redemption at the option of the Company, in whole or in part, on or after March 1, 2012 at redemption prices starting at 103.3125% of the principal amount plus accrued interest during the period beginning March 1, 2007, and declining annually to 100% of principal and accrued interest on or after March 1, 2015.

In June 2009, the Company entered into an interest rate swap agreement on the $175.0 million Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate of 7.75% for a variable interest rate on the $175.0 million principal amount outstanding. The variable interest rate is based upon LIBOR plus 5.37% and was 5.61% at October 30, 2009. The fair value of the Company's interest rate swap was $269,000 liability at October 30, 2009, and was estimated by discounting expected cash flows using market interest rates.

In September 2003, the Company entered into an interest rate swap agreement on $75.0 million of its Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75.0 million of the $175.0 million principal amount outstanding. The Company had a $2.9 million deferred gain on a terminated interest rate swap and is being amortized in proportion to the repayment of the underlying debt. The gain at October 30, 2009, was $2,341,000 and will be amortized through 2013.

In fiscal 2008, the Company entered into a land and building lease for a 216,000 square-foot manufacturing facility for a control systems operation. Construction of the building was completed in fiscal 2009. The land and building lease has a fixed term of 30 years and includes an option to purchase the building at fair market value five years after construction is complete. The expected minimum lease payments include a 2% minimum annual rent increase. The fair value of the land and building is $26.3 million and is accounted for as a capital lease. The imputed interest rate is 8.2%.

In fiscal 2009, the Company amended the building lease for an interface technologies facility to extend the term of the lease to 2027 and provided for the construction of a 54,000 square-foot addition to the existing building. Construction of the building is expected to be completed in fiscal 2010. The value of the building is expected to be $12.7 million and is accounted for as a capital lease. At October 30, 2009, the amount recorded as a capitalized lease obligation is $9.6 million. The imputed interest rate is 6.4%.

As of October 30, 2009, maturities of long-term debt and future minimum lease payments under capital lease obligations were as follows:

In Thousands

Fiscal Year	Debt	Capital Leases
2010	$ 5,250	$ 3,396
2011	12,611	3,172
2012	109,591	3,230
2013	175,034	3,290
2014	—	3,350
2015 and thereafter	184,826	92,673
	$ 487,312	109,111
Less: amount representing interest		72,928
Total principal payments		$ 36,183

Short-term credit facilities at the end of fiscal 2009 and 2008 consisted of the following:

In Thousands	2009		2008	
	Outstanding Borrowings	Interest Rate	Outstanding Borrowings	Interest Rate
U.S.	$ —	—	$ —	—
Foreign	5,896	1.00%	5,171	3.66%
	$ 5,896		$ 5,171	

At October 30, 2009, the Company's primary U.S. dollar credit facility made available through a group of banks totals $200,000,000. The credit agreement is secured by substantially all of the Company's assets and interest is based on standard inter-bank offering rates. An additional $31,897,000 of unsecured foreign currency credit facilities have been extended by foreign banks for a total of $231,897,000 available companywide.

A number of underlying agreements contain various covenant restrictions which include maintenance of net worth, payment of dividends, interest coverage, and limitations on additional borrowings. The Company was in compliance with these covenants at October 30, 2009. Available credit under the above credit facilities was $203,547,000 at fiscal 2009 year end, when reduced by outstanding borrowings of $5,896,000 and letters of credit of $22,454,000.

NOTE 13: **Commitments and Contingencies**

Rental expense for operating leases for engineering, selling, administrative and manufacturing totaled $16,166,000, $16,316,000 and $14,547,000 in fiscal years 2009, 2008 and 2007, respectively.

At October 30, 2009, the Company's rental commitments for noncancelable operating leases with a duration in excess of one year were as follows:

In Thousands

Fiscal Year	
2010	$ 13,376
2011	10,318
2012	9,157
2013	8,094
2014	5,687
2015 and thereafter	7,864
	$ 54,496

Certain operating lease agreements contain provisions that allow the Company to purchase the underlying properties.

The Company receives government funding under the Technology Partnership Canada program to assist in the development of certain new products. The amounts are reimbursable through royalties on future revenues derived from funded products if and when they are commercialized.

The Company is subject to purchase obligations for goods and services. The purchase obligations include amounts under legally enforceable agreements for goods and services with defined terms as to quantity, price and timing of delivery. As of October 30, 2009, the Company's purchase obligations were as follows:

In Thousands

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Purchase obligations	$ 229,080	$ 193,059	$ 33,369	$ 1,842	$ 810

The Company is a party to various lawsuits and claims, both as plaintiff and defendant, and has contingent liabilities arising from the conduct of business, none of which, in the opinion of management, is expected to have a material effect on the Company's financial position or results of operations. The Company believes that it has made appropriate and adequate provisions for contingent liabilities.

Approximately 767 U.S.-based employees or 16% of total U.S.-based employees were represented by various labor unions. In May 2009, a collective bargaining agreement covering about 160 employees expired and a successor agreement is in the process of negotiation with the labor union. Management believes that the Company has established a good relationship with these employees and their union. The Company's European operations are subject to national trade union agreements and to local regulations governing employment.

NOTE 14: **Employee Stock Plans**

The Company has three share-based compensation plans, which are described below. The compensation cost that has been charged against income for those plans for fiscal 2009, 2008, and 2007 was $7.3 million, $8.7 million, and $6.9 million, respectively. The total income tax benefit recognized in the income statement for the share-based compensation arrangement for fiscal 2009, 2008, and 2007 was $2.3 million, $2.6 million, and $2.0 million, respectively.

Employee Stock Purchase Plan

In March 2002, the Company's shareholders approved the establishment of an Employee Stock Purchase Plan (ESPP) under which 300,000 shares of the Company's common stock are reserved for issuance to employees. On March 5, 2008, the Company's shareholders authorized an additional 250,000 shares of the Company's stock under the ESPP. The plan qualifies as a noncompensatory employee stock purchase plan under Section 423 of the Internal Revenue Code. Employees are eligible to participate through payroll deductions subject to certain limitations.

The Company converted the ESPP to a "safe harbor" design on December 16, 2008. Under the safe harbor design, shares are purchased by participants at 95% of the fair market value on the purchase date and, therefore, compensation cost is no longer recorded under the ESPP. During fiscal 2009, employees purchased 90,817 shares at a fair market value price of $32.09 per share. At the end of fiscal 2009, the Company had reserved 164,199 shares for issuance under its employee share-save scheme for U.K. employees, leaving a balance of 39,994 shares available for issuance in the future. As of October 30, 2009, deductions aggregating $590,503 were accrued for the purchase of shares on December 15, 2009.

The fair value of the awards under the employee stock purchase plan was estimated using a Black-Scholes pricing model which uses the assumptions noted in the following table. The Company uses historical data to estimate volatility of the Company's common stock. The risk-free rate for the contractual life of the option is based on the U.S. Treasury zero coupon issues in effect the time of grant.

	2009	2008	2007
Volatility	33.8%	21.4 – 34.8%	21.4 – 39.9%
Risk-free interest rate	3.32%	3.32 – 5.15%	5.15%
Expected life (months)	6	6	6
Dividends	—	—	—

Employee Share-Save Scheme

In April 2009, the Company offered shares under its employee share-save scheme for U.K. employees. This plan allows participants the option to purchase shares at 95% of the market price of the stock as of the beginning of the offering period. The term of these options is three years. The share-save scheme is not a "safe-harbor" design, and, therefore, compensation cost will be recognized on this plan.

Under the employee share-save scheme, option exercise prices are equal to the fair market value of the Company's common stock on the date of grant. The Company granted 164,199 options in fiscal 2009. The weighted-average grant date fair value of options granted in fiscal 2009 was $7.49 per share.

The fair value of the awards under the employee share-save scheme was estimated using a Black-Scholes pricing model which uses the assumptions noted in the following table. The risk-free rate for the contractual life of the option is based on the U.S. Treasury zero coupon issues in effect the time of grant.

	2009
Volatility	50.08%
Risk-free interest rate	0.58%
Expected life (years)	3
Dividends	—

Non-qualified Stock Option Plan
The Company also provides a nonqualified stock option plan (equity incentive plan) for officers and key employees. On March 5, 2008, the Company's shareholders authorized the issuance of an additional 1,000,000 shares of the Company's common stock under the equity incentive plan. At the end of fiscal 2009, the Company had 3,044,255 shares reserved for issuance to officers and key employees, of which 1,071,980 shares were available to be granted in the future.

The Board of Directors authorized the Compensation Committee to administer awards granted under the equity incentive plan, including option grants, and to establish the terms of such awards. Awards under the equity incentive plan may be granted to eligible employees of the Company over the 10-year period ending March 3, 2014. Options granted become exercisable ratably over a period of four years following the date of grant and expire on the tenth anniversary of the grant. Option exercise prices are equal to the fair market value of the Company's common stock on the date of grant. The weighted-average grant date fair value of the options granted in fiscal 2009 and 2008 was $15.75 per share and $25.44 per share, respectively.

The fair value of each option granted by the Company was estimated using a Black-Scholes pricing model which uses the assumptions noted in the following table. The Company uses historical data to estimate volatility of the Company's common stock and option exercise and employee termination assumptions. The range of the expected term reflects the results from certain groups of employees exhibiting different behavior. The risk-free rate for the periods within the contractual life of the grant is based upon the U.S. Treasury zero coupon issues in effect at the time of the grant.

	2009	2008	2007
Volatility	36.8 – 43.1%	33.0 – 42.9%	36.15 – 44.26%
Risk-free interest rate	1.43 – 3.12%	3.24 – 4.53%	4.31 – 4.82%
Expected life (years)	4.5 – 9.5	2.0 – 9.5	4.5 – 9.5
Dividends	—	—	—

The following table summarizes the changes in outstanding options granted under the Company's stock option plans:

	2009		2008		2007	
	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price
Outstanding, beginning of year	1,670,425	$ 36.76	1,506,400	$ 30.89	1,469,000	$ 25.80
Granted	429,400	31.69	376,300	52.53	420,000	40.24
Exercised	(25,100)	13.61	(184,125)	20.12	(332,950)	19.68
Cancelled	(102,450)	43.79	(28,150)	42.50	(49,650)	35.62
Outstanding, end of year	1,972,275	$ 35.58	1,670,425	$ 36.76	1,506,400	$ 30.89
Exercisable, end of year	1,127,425	$ 32.80	855,125	$ 28.54	775,300	$ 23.95

The aggregate intrinsic value of the option shares outstanding and exercisable at October 30, 2009, was $16.5 million and $11.7 million, respectively.

The number of option shares vested or that are expected to vest at October 30, 2009, was 1.9 million and the aggregate intrinsic value was $16.1 million. The weighted average exercise price and weighted average remaining contractual term of option shares vested or that are expected to vest at October 30, 2009 was $35.53 and 6.2 years, respectively. The weighted-average remaining contractual term of option shares currently exercisable is 4.6 years as of October 30, 2009.

The table below presents stock activity related to stock options exercised in fiscal 2009 and 2008:

In Thousands	2009	2008
Proceeds from stock options exercised	$ 364	$ 3,721
Tax benefits related to stock options exercised	$ 119	$ 1,983
Intrinsic value of stock options exercised	$ 536	$ 6,757

Total unrecognized compensation expense for options that have not vested as of October 30, 2009, is $6.6 million, which will be recognized over a weighted average period of 1.3 years. The total fair value of option shares vested during the year ended October 30, 2009, was $6.8 million.

The following table summarizes information for stock options outstanding at October 30, 2009:

Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Shares	Weighted Average Remaining Life (years)	Weighted Average Price	Shares	Weighted Average Price
$ 14.75 – 26.24	421,250	3.12	$ 20.68	410,650	$ 20.63
26.25 – 32.00	426,200	8.56	31.37	35,000	27.45
32.01 – 38.91	553,650	5.87	37.72	416,800	37.39
38.92 – 50.89	287,675	6.43	42.38	187,050	41.91
50.90 – 53.00	283,500	7.90	53.00	77,925	53.00

NOTE 15: **Capital Stock**

The authorized capital stock of the Company consists of 25,000 shares of preferred stock ($100 par value), 475,000 shares of serial preferred stock ($1.00 par value), each issuable in series, and 60,000,000 shares of common stock ($.20 par value). At the end of fiscal 2009, there were no shares of preferred stock or serial preferred stock outstanding.

On October 12, 2007, the Company completed an underwritten public offering of 3.5 million shares of common stock, generating proceeds of $187.1 million. Proceeds from the offering were used to pay off its $100.0 million U.S. term loan facility and pay down a revolving credit facility of $27.0 million.

Effective December 5, 2002, the Board of Directors adopted a Shareholder Rights Plan, providing for the distribution of one Series B Serial Preferred Stock Purchase Right (Right) for each share of common stock held as of December 23, 2002. Each Right entitles the holder to purchase one one-hundredth of a share of Series B Serial Preferred Stock at an exercise price of $161.00, as may be adjusted from time to time.

The Right to purchase shares of Series B Serial Preferred Stock is triggered once a person or entity (together with such person's or entity's affiliates) beneficially owns 15% or more of the outstanding shares of common stock of the Company (such person or entity, an Acquiring Person). When the Right is triggered, the holder may purchase one one-hundredth of a share of Series B Serial Preferred Stock at an exercise price of $161.00 per share. If after the Rights are triggered, (i) the Company is the surviving corporation in a merger or similar transaction with an Acquiring Person, (ii) the Acquiring Person beneficially owns more than 15% of the outstanding shares of common stock or (iii) the Acquiring Person engages in other "self-dealing" transactions, holders of the Rights can elect to purchase shares of common stock of the Company with a market value of twice the exercise price. Similarly, if after the Rights are triggered, the Company is not the surviving corporation of a merger or similar transaction or the Company sells 50% or more of its assets to another person or entity, holders of the Rights may elect to purchase shares of common stock of the surviving corporation or that person or entity who purchased the Company's assets with a market value of twice the exercise price.

NOTE 16: **Acquisitions**

On January 26, 2009, the Company acquired all of the outstanding capital stock of Racal Acoustics Global Ltd. (Racal Acoustics) for approximately £122.3 million, or $170.9 million in cash, including acquisition costs. Racal Acoustics develops and manufactures high technology ruggedized personal communication equipment for the defense and avionics segment. The acquisition expands the scale of the Company's existing avionics and controls business. Racal Acoustics is included in the Avionics & Controls segment.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price was based upon a preliminary valuation analysis. The Company has not finalized the allocation of the purchase price to tangible and intangible assets and tax basis of acquired assets and liabilities. The Company recorded goodwill of $93.4 million. The amount allocated to goodwill is not expected to be deductible for income tax purposes.

(In thousands) As of January 26, 2009	
Current assets	$ 30,366
Property, plant and equipment	3,091
Intangible assets subject to amortization	
Programs (15 year weighted average useful life)	90,045
Goodwill	93,416
Total assets acquired	216,918
Current liabilities assumed	20,792
Deferred tax liabilities	25,213
Net assets acquired	$ 170,913

On December 15, 2008, the Company acquired all of the outstanding capital stock of NMC Group, Inc. (NMC) for approximately $90.1 million in cash, including acquisition costs. NMC designs and manufactures specialized light-weight fasteners principally for commercial aviation applications. The acquisition expands the scale of the Company's existing advanced materials business. NMC is included in the Advanced Materials segment.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price was based upon a preliminary valuation analysis. The Company has not finalized the allocation of the purchase price to tangible and intangible assets and tax basis of acquired assets and liabilities. The Company recorded goodwill of $40.8 million. The amount allocated to goodwill is expected to be deductible for income tax purposes.

(In thousands)
As of December 15, 2008

Current assets	$ 7,925
Property, plant and equipment	3,246
Intangible assets subject to amortization	
Programs (15 year weighted average useful life)	39,580
Goodwill	40,796
Other assets	19
Total assets acquired	91,566
Current liabilities assumed	1,427
Net assets acquired	$ 90,139

On March 14, 2007, the Company acquired all of the outstanding capital stock of CMC Electronics Inc. (CMC), a leading aerospace/defense avionics company, for approximately $344.5 million in cash, including acquisition costs and an adjustment based on the amount of cash and net working capital as of closing. The acquisition significantly expands the scale of the Company's existing Avionics & Controls business. CMC is included in the Avionics & Controls segment.

The following summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price was based upon an independent valuation report. The purchase price includes the value of future development of existing technologies, the introduction of new technologies, and the addition of new customers. These factors resulted in the recording of goodwill of $204.7 million. The amount allocated to goodwill is not deductible for income tax purposes.

In Thousands
As of March 14, 2007

Current assets	$ 96,361
Property, plant and equipment	39,136
Intangible assets subject to amortization	
Programs (15 year weighted average useful life)	83,189
Trade names	22,371
Goodwill	204,690
Deferred income tax benefit	27,338
Total assets acquired	473,085
Current liabilities assumed	73,922
Deferred tax liabilities	36,149
Pension and other liabilities	18,481
Net assets acquired	$ 344,533

The above acquisitions were accounted for under the purchase method of accounting and the results of operations were included from the effective date of each acquisition.

NOTE 17: **Accumulated Other Comprehensive Income**

The components of Accumulated Other Comprehensive Income:

In Thousands		2009		2008
Unrealized gain (loss) on derivative contracts	$	16,406	$	(18,845)
Tax effect		(5,043)		6,029
		11,363		(12,816)
Pension and post-retirement obligations		(85,368)		(53,467)
Tax effect		30,501		18,865
		(54,867)		(34,602)
Currency translation adjustment		53,160		(39,203)
Accumulated other comprehensive income (loss)	$	9,656	$	(86,621)

NOTE 18: **Business Segment Information**

The Company's businesses are organized and managed in three reporting segments: Avionics & Controls, Sensors & Systems and Advanced Materials. Operating segments within each reporting segment are aggregated. Operations within the Avionics & Controls segment focus on integrated cockpit systems, technology interface systems for commercial and military aircraft, and similar devices for land- and sea-based military vehicles, secure communications systems, military audio and data products, specialized medical equipment and other industrial applications. Sensors & Systems includes operations that produce high-precision temperature and pressure sensors, electrical power switching and other related systems principally for aerospace and defense customers. The Advanced Materials segment focuses on thermally engineered components for critical aerospace applications, high-performance elastomer products used in a wide range of commercial aerospace and military applications, and combustible ordnance and warfare countermeasure devices. All segments include sales to domestic, international, defense and commercial customers.

Geographic sales information is based on product origin. The Company evaluates these segments based on segment profits prior to net interest, other income/expense, corporate expenses and federal/foreign income taxes.

Details of the Company's operations by business segment for the last three fiscal years were as follows:

In Thousands	2009	2008	2007
Sales			
Avionics & Controls	$ 672,828	$ 611,467	$ 461,990
Sensors & Systems	339,732	384,180	316,485
Advanced Materials	412,878	487,525	428,558
	$ 1,425,438	$ 1,483,172	$ 1,207,033
Income From Continuing Operations			
Avionics & Controls	$ 99,313	$ 77,892	$ 47,821
Sensors & Systems	34,329	43,439	32,385
Advanced Materials	53,602	78,633	97,295
Segment Earnings	187,244	199,964	177,501
Corporate expense	(31,295)	(35,725)	(33,691)
Other expense	(7,970)	(86)	(24)
Gain on derivative financial instruments	—	1,850	—
Loss on extinguishment of debt	—	—	(1,100)
Interest income	1,634	4,374	3,093
Interest expense	(28,689)	(29,922)	(35,299)
	$ 120,924	$ 140,455	$ 110,480
Identifiable Assets			
Avionics & Controls	$ 1,168,102	$ 782,633	$ 856,875
Sensors & Systems	447,325	488,829	462,558
Advanced Materials	573,284	501,494	568,475
Corporate[1]	125,536	149,146	151,151
	$ 2,314,247	$ 1,922,102	$ 2,039,059
Capital Expenditures [2]			
Avionics & Controls [2]	$ 30,698	$ 10,287	$ 5,852
Sensors & Systems	8,697	12,067	8,345
Advanced Materials	19,512	15,363	15,054
Discontinued Operations	—	1,449	1,004
Corporate	277	1,499	212
	$ 59,184	$ 40,665	$ 30,467
Depreciation and Amortization			
Avionics & Controls	$ 28,521	$ 21,903	$ 16,166
Sensors & Systems	15,792	17,110	13,818
Advanced Materials	24,830	23,852	22,320
Discontinued Operations	—	1,340	1,613
Corporate	2,368	2,094	1,903
	$ 71,511	$ 66,299	$ 55,820

[1] Primarily cash, prepaid pension expense (see Note 8) and deferred tax assets (see Note 11).

[2] Excludes capital expenditures accounted for as a capitalized lease obligation of $28,202 and $7,981 in fiscal 2009 and 2008, respectively.

The Company's operations by geographic area for the last three fiscal years were as follows:

In Thousands	2009	2008	2007
Sales			
Domestic			
Unaffiliated customers – U.S.	$ 628,320	$ 675,187	$ 594,154
Unaffiliated customers – export	163,890	176,985	151,041
Intercompany	17,189	12,608	10,875
	809,399	864,780	756,070
Canada			
Unaffiliated customers	218,177	201,604	122,087
Intercompany	4,089	4,531	—
	222,266	206,135	122,087
France			
Unaffiliated customers	155,494	178,511	143,599
Intercompany	20,098	27,067	19,564
	175,592	205,578	163,163
United Kingdom			
Unaffiliated customers	230,164	227,830	152,319
Intercompany	12,648	13,015	13,175
	242,812	240,845	165,494
All Other Foreign			
Unaffiliated customers	29,393	23,055	43,833
Intercompany	2,626	5,035	2,821
	32,019	28,090	46,654
Eliminations	(56,650)	(62,256)	(46,435)
	$ 1,425,438	$ 1,483,172	$ 1,207,033

In Thousands	2009	2008	2007
Segment Earnings[1]			
Domestic	$ 120,998	$ 147,865	$ 120,711
Canada	18,279	1,273	(7,621)
France	15,209	23,170	15,025
United Kingdom	28,435	23,052	45,786
All other foreign	4,323	4,604	3,600
	$ 187,244	$ 199,964	$ 177,501
Identifiable Assets[2]			
Domestic	$ 760,480	$ 661,946	$ 641,143
Canada	565,434	478,648	568,650
France	211,152	186,482	188,430
United Kingdom	586,795	388,789	430,876
All other foreign	64,850	57,091	58,809
	$ 2,188,711	$ 1,772,956	$ 1,887,908

[1] Before corporate expense, shown on page 94.
[2] Excludes corporate, shown on page 94.

The Company's principal foreign operations consist of manufacturing facilities located in Canada, France, Germany and the United Kingdom, and include sales and service operations located in Singapore and China. Sensors & Systems segment operations are dependent upon foreign sales, which represented $141.5 million, $176.1 million and $200.9 million of Sensors & Systems sales in fiscal 2009, 2008 and 2007, respectively. Intercompany sales are at prices comparable with sales to unaffiliated customers. U.S. government sales as a percent of Advance Materials and Avionics & Controls sales were 23.3% and 5.5%, respectively, in fiscal 2009, and 10.0% of consolidated sales. In fiscal 2008, U.S. government sales as a percent of Advanced Materials and Avionics & Controls sales were 23.6% and 4.9%, respectively, and 10.0% of consolidated sales. In fiscal 2007, U.S. government sales as a percent of Advanced Materials and Avionics & Controls sales were 26.1% and 6.0%, respectively, and 11.2% of consolidated sales.

Product lines contributing sales of 10% or more of total sales in any of the last three fiscal years were as follows:

	2009	2008	2007
Elastomeric products	9%	10%	12%
Sensors	11%	12%	12%
Aerospace switches and indicators	9%	10%	12%
Avionics	14%	11%	7%

NOTE 19: **Quarterly Financial Data (Unaudited)**

The following is a summary of unaudited quarterly financial information:

In Thousands, Except Per Share Amounts

Fiscal Year 2009	Fourth	Third	Second	First
Net sales	$ 394,733	$ 361,486	$ 359,502	$ 309,717
Gross margin	129,952	117,147	112,598	102,152
Net earnings from continuing operations	$ 37,893 [1]	$ 32,478	$ 25,338	$ 11,487
Net earnings from discontinued operations	$ (3,392)[1]	$ 163	$ 375	$ 15,456
Net earnings	$ 34,501 [2]	$ 32,641 [3,4]	$ 25,713 [5]	$ 26,943 [6,7,8]
Earnings per share – basic				
Continuing operations	$ 1.27	$ 1.09	$ .85	$ .39
Discontinued operations	$ (.11)	$ .01	$ .02	$ .52
Earnings per share – basic	$ 1.16	$ 1.10	$ .87	$ .91
Earnings per share – diluted				
Continuing operations	$ 1.26	$ 1.09	$ .85	$ .38
Discontinued operations	$ (.11)	$ —	$ .01	$ .52
Earnings per share – diluted [13]	$ 1.15	$ 1.09	$ .86	$ .90

Fiscal Year 2008	Fourth	Third	Second	First
Net sales	$ 404,350	$ 363,464	$ 358,033	$ 357,325
Gross margin	140,361	113,358	121,387	115,213
Net earnings from continuing operations	$ 41,437	$ 18,400	$ 23,947	$ 29,725
Net earnings from discontinued operations	$ 2,445	$ 2,082	$ 1,238	$ 1,259
Net earnings	$ 43,882 [9]	$ 20,482 [10]	$ 25,185	$ 30,984 [11,12]
Earnings per share – basic				
Continuing operations	$ 1.40	$ .62	$ .81	$ 1.01
Discontinued operations	$ .08	$ .07	$ .05	$ .04
Earnings per share – basic	$ 1.48	$ .69	$ .86	$ 1.05
Earnings per share – diluted				
Continuing operations	$ 1.38	$ .61	$ .80	$ 1.00
Discontinued operations	$ .08	$ .07	$ .04	$ .04
Earnings per share – diluted [13]	$ 1.46	$ .68	$ .84	$ 1.04

[1] Included a reclassification of $3.4 million of tax benefits from discontinued operations to continued operations offset by a $1.0 million tax expense to establish a valuation allowance for U.S. foreign tax credits that are not expected to result in a current or future reduction of U.S. income taxes.

[2] Included a $2.2 million, after tax, impairment of a subsidiary trade name.

[3] Included the reversal of the $1.6 million tax accrual recorded in the first quarter of fiscal 2009 due to the application of foreign tax laws.

[4] Included a $1.5 million tax benefit associated with the reconciliation of the prior year's U.S. income tax return to the U.S. income tax provision.

[5] Included a $2.8 million, after tax, estimate-to-complete adjustment on certain firm fixed-price long-term contracts for the development and manufacture of certain cockpit avionics systems.

[6] Due to the holding of pounds sterling to fund the acquisition of Racal Acoustics during a period of foreign exchange volatility, the Company incurred a $1.7 million, after tax, foreign currency translation loss in January 2009, which was recorded in other expense.

[7] Included a $2.0 million tax benefit for the reduction of previously recorded withholding tax liabilities as a result of the enactment of a U.S.-Canadian tax treaty.

[8] Included a $1.6 million tax accrual for a potential penalty due to the application of certain foreign tax laws.

[9] Included a $1.2 million tax benefit associated with the extension of the U.S. Research Experimentation tax credit.

[10] Included a $3.4 million, after tax, estimate-to-complete adjustment on certain fixed-price long-term contracts for the development and manufacture of certain cockpit avionics systems.

[11] Included a $2.8 million reduction of previously estimated income tax liabilities due to the settlement of an examination of the U.S. income tax returns for fiscal years 2003 through 2005.

[12] Included a $4.1 million net reduction of deferred income tax liabilities as a result of the enactment of tax laws reducing the Canadian statutory corporate income tax rate.

[13] The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

NOTE 20: **Guarantors**

The following schedules set forth condensed consolidating financial information as required by Rule 3-10 of Securities and Exchange Commission Regulation S-X for fiscal 2009, 2008 and 2007 for (a) Esterline Technologies Corporation (the Parent); (b) on a combined basis, the subsidiary guarantors (Guarantor Subsidiaries) of the Credit Agreement, Senior Subordinated Notes due 2013 (Senior Subordinated Notes) and Senior Notes due 2017 (Senior Notes) which include Advanced Input Devices, Inc., Angus Electronics Co., Armtec Countermeasures Co., Armtec Countermeasures TNO Co., Armtec Defense Products Co., AVISTA, Incorporated, BVR Technologies Co., CMC DataComm Inc., CMC Electronics Acton Inc., CMC Electronics Aurora Inc., EA Technologies Corporation, Equipment Sales Co., Esterline Canadian Holding Corporation, Esterline International Company, Esterline Sensors Services Americas, Inc., Esterline Technologies Holdings Limited, Esterline Technologies Ltd. (England), H.A. Sales Co., Hauser Inc., Hytek Finishes Co., Janco Corporation, Kirkhill-TA Co., Korry Electronics Co., Leach Holding Corporation, Leach International Corporation, Leach International Mexico S. de R.L. de C.V. (Mexico), Leach Technology Group, Inc., Mason Electric Co., MC Tech Co., Memtron Technologies Co., NMC Group, Inc., Norwich Aero Products, Inc., Palomar Products, Inc., Pressure Systems, Inc., Pressure Systems International, Inc., Racal Acoustics Inc., UMM Electronics Inc., and (c) on a combined basis, the subsidiary non-guarantors (Non-Guarantor Subsidiaries), which include Acoustics Holdco Limited, Auxitrol S.A., BAE Systems Canada/Air TV LLC, CMC Electronics Inc., CMC Electronics ME Inc., Darchem Engineering Ltd., Darchem Holding Ltd., Esterline Acquisition Ltd., Esterline Canadian Acquisition Corporation, Esterline Canada Limited Partnership, Esterline Foreign Sales Corporation, Esterline Input Devices Asia Ltd., Esterline Input Devices (Shanghai) Ltd., Esterline Mexico S. de R.L. de C.V., Esterline Sensors Services Asia PTE Ltd., Esterline Technologies Acquisition Ltd., Esterline Technologies Denmark ApS, Esterline Technologies Europe Limited, Guizhou Leach-Tianyi Aviation Electrical Company Ltd., Leach International Asia-Pacific Ltd., Leach International Europe S.A., Leach International Germany GmbH, Leach International U.K. Ltd., Leach Italia Srl., LRE Medical GmbH, Pressure Systems International Ltd., Rag Newco Ltd., Racal Acoustics Global Ltd., Racal Acoustics Group Ltd., Racal Acoustics Holdings Limited, Racal Acoustics Limited, TA Mfg. Ltd., UKCI Limited, Wallop Defence Systems Ltd., Wallop Industries Ltd., Weston Aero 2003, and Weston Aerospace Ltd. Muirhead Aerospace Limited (Muirhead), Norcroft Dynamics Ltd. (Norcroft), and Traxsys Input Products Ltd. (Traxsys), were Non-Guarantor Subsidiaries as of October 31, 2008. As explained in Note 3, Muirhead, Norcroft, and Traxsys were sold on November 3, 2008, and, accordingly, Muirhead, Norcroft, and Traxsys were excluded from the Condensed Consolidating Balance Sheet at October 30, 2009, and accounted for as a discontinued operation in the Condensed Consolidating Statement of Operations and Cash Flows. The Guarantor Subsidiaries are direct and indirect wholly-owned subsidiaries of Esterline Technologies Corporation and have fully and unconditionally, jointly and severally, guaranteed the Credit Agreement, the Senior Notes and Senior Subordinated Notes.

Condensed Consolidating Balance Sheet as of October 30, 2009

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Assets					
Current Assets					
Cash and cash equivalents	$ 47,907	$ 4,621	$ 124,266	$ —	$ 176,794
Accounts receivable, net	—	119,700	151,276	—	270,976
Inventories	—	121,846	153,436	—	275,282
Income tax refundable	—	—	7,638	—	7,638
Deferred income tax benefits	21,417	(2,172)	12,189	—	31,434
Prepaid expenses	—	4,949	12,476	—	17,425
Other current assets	—	—	17,048	—	17,048
Total Current Assets	69,324	248,944	478,329	—	796,597
Property, Plant & Equipment, Net	1,527	160,099	101,625	—	263,251
Goodwill	—	249,134	487,674	—	736,808
Intangibles, Net	—	100,185	321,897	—	422,082
Debt Issuance Costs, Net	7,136	—	—	—	7,136
Deferred Income Tax Benefits	43,514	3,623	31,977	—	79,114
Other Assets	(72)	1,650	7,681	—	9,259
Amounts Due To (From) Subsidiaries	—	159,482	—	(159,482)	—
Investment in Subsidiaries	1,751,705	245,060	248,675	(2,245,440)	—
Total Assets	$ 1,873,134	$ 1,168,177	$ 1,677,858	$ (2,404,922)	$ 2,314,247

Condensed Consolidating Balance Sheet as of October 30, 2009

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payable	$ 578	$ 22,944	$ 58,782	$ —	$ 82,304
Accrued liabilities	13,446	61,748	116,473	—	191,667
Credit facilities	—	—	5,896	—	5,896
Current maturities of long-term debt	4,688	351	370	—	5,409
Deferred income tax liabilities	1,455	227	5,612	—	7,294
Federal and foreign income taxes	(12,498)	(1,386)	15,553	—	1,669
Total Current Liabilities	7,669	83,884	202,686	—	294,239
Long-Term Debt, Net	472,385	36,259	11,514	—	520,158
Deferred Income Tax Liabilities	34,263	(312)	96,505	—	130,456
Pension and Post-Retirement Obligations	11,892	51,825	29,898	—	93,615
Other Liabilities	9,020	—	11,007	—	20,027
Amounts Due To (From) Subsidiaries	84,884	—	136,864	(221,748)	—
Minority Interest	—	—	2,731	—	2,731
Shareholders' Equity	1,253,021	996,521	1,186,653	(2,183,174)	1,253,021
Total Liabilities and Shareholders' Equity	$ 1,873,134	$ 1,168,177	$ 1,677,858	$ (2,404,922)	$ 2,314,247

Condensed Consolidating Statement of Operations for the fiscal year ended October 30, 2009

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net Sales	$ —	$ 779,249	$ 647,624	$ (1,435)	$ 1,425,438
Cost of Sales	—	521,518	443,506	(1,435)	963,589
	—	257,731	204,118	—	461,849
Expenses					
Selling, general and administrative	—	121,930	117,700	—	239,630
Research, development and engineering	—	29,585	36,685	—	66,270
Total Expenses	—	151,515	154,385	—	305,900
Other					
Other expense (income)	4,202	10,652	(6,884)	—	7,970
Total Other	4,202	10,652	(6,884)	—	7,970
Operating Earnings from Continuing Operations	(4,202)	95,564	56,617	—	147,979
Interest income	(23,125)	(3,717)	(35,894)	61,102	(1,634)
Interest expense	26,983	23,925	38,883	(61,102)	28,689
Other Expense, Net	3,858	20,208	2,989	—	27,055
Income (Loss) from Continuing Operations Before Taxes	(8,060)	75,356	53,628	—	120,924
Income Tax Expense (Benefit)	(1,231)	2,293	12,449	—	13,511
Income (Loss) From Continuing Operations Before Minority Interest	(6,829)	73,063	41,179	—	107,413
Minority Interest	—	—	(217)	—	(217)
Income (Loss) From Continuing Operations	(6,829)	73,063	40,962	—	107,196
Income From Discontinued Operations, Net of Tax	—	12,602	—	—	12,602
Equity in Net Income of Consolidated Subsidiaries	126,627	22,717	5,733	(155,077)	—
Net Income (Loss)	$ 119,798	$ 108,382	$ 46,695	$ (155,077)	$ 119,798

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 30, 2009

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Operating Activities					
Net earnings (loss)	$ 119,798	$ 108,382	$ 46,695	$ (155,077)	$ 119,798
Minority interest	—	—	217	—	217
Depreciation & amortization	—	30,667	40,844	—	71,511
Deferred income tax	(7,128)	(1,536)	(2,957)	—	(11,621)
Share-based compensation	—	3,728	3,621	—	7,349
Gain on sale of discontinued operations	—	(26,481)	—	—	(26,481)
Working capital changes, net of effect of acquisitions					
Accounts receivable	205	10,487	43,854	—	54,546
Inventories	—	10,273	(4,219)	—	6,054
Prepaid expenses	26	(273)	(3,643)	—	(3,890)
Other current assets	—	—	(15,428)	—	(15,428)
Accounts payable	68	(7,854)	(11,001)	—	(18,787)
Accrued liabilities	(2,642)	(7,726)	(1,565)	—	(11,933)
Federal & foreign income taxes	(8,969)	9,448	411	—	890
Other liabilities	2,928	(12,038)	1,447	—	(7,663)
Other, net	1	2,102	(9,996)	—	(7,893)
	104,287	119,179	88,280	(155,077)	156,669
Cash Flows Provided (Used) by Investing Activities					
Purchases of capital assets	(213)	(36,459)	(22,512)	—	(59,184)
Proceeds from sale of discontinued operations, net of cash	—	62,944	—	—	62,944
Proceeds from sale of capital assets	—	705	384	—	1,089
Acquisitions of businesses, net of cash acquired	—	(89,812)	(165,394)	—	(255,206)
	(213)	(62,622)	(187,522)	—	(250,357)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 30, 2009

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Financing Activities					
Proceeds provided by stock issuance under employee stock plans	3,137	—	—	—	3,137
Excess tax benefits from stock option exercises	119	—	—	—	119
Net change in credit facilities	—	—	99	—	99
Repayment of long-term debt	(33,019)	(740)	(685)	—	(34,444)
Proceeds from issuance of long-term debt	125,000	—	—	—	125,000
Proceeds from government assistance	—	—	11,145	—	11,145
Debt and other issuance costs	(1,258)	—	—	—	(1,258)
Dividends paid to minority interest	—	—	(283)	—	(283)
Net change in intercompany financing	(231,030)	(72,854)	148,807	155,077	—
	(137,051)	(73,594)	159,083	155,077	103,515
Effect of Foreign Exchange Rates on Cash	—	(255)	6,577	—	6,322
Net Increase (Decrease) in Cash and Cash Equivalents	(32,977)	(17,292)	66,418	—	16,149
Cash and Cash Equivalents – Beginning of Year	80,884	21,913	57,848	—	160,645
Cash and Cash Equivalents – End of Year	$ 47,907	$ 4,621	$ 124,266	$ —	$ 176,794

Condensed Consolidating Balance Sheet as of October 31, 2008

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Assets					
Current Assets					
Cash and cash equivalents	$ 80,884	$ 21,913	$ 57,848	$ —	$ 160,645
Accounts receivable, net	205	127,583	169,718	—	297,506
Inventories	—	127,216	134,757	—	261,973
Income tax refundable	—	13,664	(8,097)	—	5,567
Deferred income tax benefits	30,034	(1)	7,669	—	37,702
Prepaid expenses	26	4,584	8,430	—	13,040
Other current assets	—	—	897	—	897
Total Current Assets	111,149	294,959	371,222	—	777,330
Property, Plant & Equipment, Net	1,821	112,782	89,859	—	204,462
Goodwill	—	209,605	367,256	—	576,861
Intangibles, Net	—	70,013	220,427	—	290,440
Debt Issuance Costs, Net	7,587	—	—	—	7,587
Deferred Income Tax Benefits	18,082	5,810	31,929	—	55,821
Other Assets	1,490	1,857	6,254	—	9,601
Amounts Due To (From) Subsidiaries	—	62,609	—	(62,609)	—
Investment in Subsidiaries	1,422,684	221,267	126,657	(1,770,608)	—
Total Assets	$ 1,562,813	$ 978,902	$ 1,213,604	$ (1,833,217)	$ 1,922,102

Condensed Consolidating Balance Sheet as of October 31, 2008

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payable	$ 510	$ 30,077	$ 59,220	$ —	$ 89,807
Accrued liabilities	14,796	68,924	126,702	—	210,422
Credit facilities	—	—	5,171	—	5,171
Current maturities of long-term debt	6,983	740	665	—	8,388
Deferred income tax liabilities	2,889	—	—	—	2,889
Federal and foreign income taxes	4,022	730	(310)	—	4,442
Total Current Liabilities	29,200	100,471	191,448	—	321,119
Long-Term Debt, Net	379,493	8,408	347	—	388,248
Deferred Income Tax Liabilities	28,152	6,042	63,636	—	97,830
Pension and Post-Retirement Obligations	9,565	32,018	28,058	—	69,641
Other Liabilities	7,099	—	9,027	—	16,126
Amounts Due To (From) Subsidiaries	82,963	—	129,217	(212,180)	—
Minority Interest	—	—	2,797	—	2,797
Shareholders' Equity	1,026,341	831,963	789,074	(1,621,037)	1,026,341
Total Liabilities and Shareholders' Equity	$ 1,562,813	$ 978,902	$ 1,213,604	$ (1,833,217)	$ 1,922,102

Condensed Consolidating Statement of Operations for the fiscal year ended October 31, 2008

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net Sales	$ —	$ 851,628	$ 654,666	$ (23,122)	$ 1,483,172
Cost of Sales	—	568,377	447,598	(23,122)	992,853
	—	283,251	207,068	—	490,319
Expenses					
Selling, general and administrative	—	119,487	119,795	—	239,282
Research, development and engineering	—	26,927	59,871	—	86,798
Total Expenses	—	146,414	179,666	—	326,080
Other					
Other expense (income)	90	—	(4)	—	86
Total Other	90	—	(4)	—	86
Operating Earnings from Continuing Operations	(90)	136,837	27,406	—	164,153
Interest income	(22,118)	(3,803)	(39,699)	61,246	(4,374)
Interest expense	28,818	21,921	40,429	(61,246)	29,922
Gain on derivative financial instruments	(1,850)	—	—	—	(1,850)
Other Expense, Net	4,850	18,118	730	—	23,698
Income (Loss) from Continuing Operations Before Taxes	(4,940)	118,719	26,676	—	140,455
Income Tax Expense (Benefit)	(1,159)	28,621	(899)	—	26,563
Income (Loss) From Continuing Operations Before Minority Interest	(3,781)	90,098	27,575	—	113,892
Minority Interest	—	—	(383)	—	(383)
Income (Loss) From Continuing Operations	(3,781)	90,098	27,192	—	113,509
Income From Discontinued Operations, Net of Tax	—	—	7,024	—	7,024
Equity in Net Income of Consolidated Subsidiaries	124,314	21,554	779	(146,647)	—
Net Income (Loss)	$ 120,533	$ 111,652	$ 34,995	$ (146,647)	$ 120,533

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 31, 2008

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Operating Activities					
Net earnings (loss)	$ 120,533	$ 111,652	$ 34,995	$ (146,647)	$ 120,533
Minority interest	—	—	383	—	383
Depreciation & amortization	—	27,686	38,613	—	66,299
Deferred income tax	(16,555)	235	(6,586)	—	(22,906)
Share-based compensation	—	4,873	3,838	—	8,711
Working capital changes, net of effect of acquisitions					
Accounts receivable	(22)	(10,188)	(44,392)	—	(54,602)
Inventories	—	(7,979)	(20,445)	—	(28,424)
Prepaid expenses	—	(49)	(1,575)	—	(1,624)
Other current assets	—	—	(1,058)	—	(1,058)
Accounts payable	(1,288)	2,399	11,673	—	12,784
Accrued liabilities	(3,798)	8,038	14,484	—	18,724
Federal & foreign income taxes	1,514	(8,346)	3,470	—	(3,362)
Other liabilities	2,899	(1,357)	(1,693)	—	(151)
Other, net	3,164	185	237	—	3,586
	106,447	127,149	31,944	(146,647)	118,893
Cash Flows Provided (Used) by Investing Activities					
Purchases of capital assets	(388)	(19,439)	(20,838)	—	(40,665)
Proceeds from sale of capital assets	—	470	631	—	1,101
Acquisitions of businesses, net of cash acquired	—	(1,618)	11,043	—	9,425
	(388)	(20,587)	(9,164)	—	(30,139)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 31, 2008

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Financing Activities					
Proceeds provided by stock issuance under employee stock plans	7,516	—	—	—	7,516
Excess tax benefits from stock option exercises	1,983	—	—	—	1,983
Net change in credit facilities	—	—	(2,191)	—	(2,191)
Repayment of long-term debt	(68,020)	(1,152)	(860)	—	(70,032)
Dividends paid to minority interest	—	—	(554)	—	(554)
Net change in intercompany financing	(55,927)	(85,039)	(5,681)	146,647	—
	(114,448)	(86,191)	(9,286)	146,647	(63,278)
Effect of Foreign Exchange Rates on Cash	(2)	40	(11,938)	—	(11,900)
Net Increase (Decrease) in Cash and Cash Equivalents	(8,391)	20,411	1,556	—	13,576
Cash and Cash Equivalents – Beginning of Year	89,275	1,502	56,292	—	147,069
Cash and Cash Equivalents – End of Year	$ 80,884	$ 21,913	$ 57,848	$ —	$ 160,645

Condensed Consolidating Statement of Operations for the fiscal year ended October 26, 2007

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net Sales	$ —	$ 744,085	$ 478,111	$ (15,163)	$ 1,207,033
Cost of Sales	—	506,178	342,958	(15,163)	833,973
	—	237,907	135,153	—	373,060
Expenses					
Selling, general and administrative	—	103,775	96,051	—	199,826
Research, development and engineering	—	27,144	39,747	—	66,891
Total Expenses	—	130,919	135,798	—	266,717
Other					
Other expense	—	—	24	—	24
Insurance recovery	—	—	(37,467)	—	(37,467)
Total Other	—	—	(37,443)	—	(37,443)
Operating Earnings from Continuing Operations	—	106,988	36,798	—	143,786
Interest income	(20,662)	(4,797)	(22,375)	44,741	(3,093)
Interest expense	34,450	21,268	24,322	(44,741)	35,299
Loss on extinguishment of debt	1,100	—	—	—	1,100
Other Expense, Net	14,888	16,471	1,947	—	33,306
Income (Loss) from Continuing Operations Before Taxes	(14,888)	90,517	34,851	—	110,480
Income Tax Expense (Benefit)	(3,362)	20,819	5,108	—	22,565
Income (Loss) From Continuing Operations Before Minority Interest	(11,526)	69,698	29,743	—	87,915
Minority Interest	—	—	(153)	—	(153)
Income (Loss) From Continuing Operations	(11,526)	69,698	29,590	—	87,762
Income From Discontinued Operations, Net of Tax	—	—	4,522	—	4,522
Equity in Net Income of Consolidated Subsidiaries	103,810	12,658	(2,063)	(114,405)	—
Net Income (Loss)	$ 92,284	$ 82,356	$ 32,049	$ (114,405)	$ 92,284

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 26, 2007

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Operating Activities					
Net earnings (loss)	$ 92,284	$ 82,356	$ 32,049	$ (114,405)	$ 92,284
Minority interest	—	—	153	—	153
Depreciation & amortization	—	27,276	28,544	—	55,820
Deferred income tax	3,729	23	(19,184)	—	(15,432)
Share-based compensation	—	3,764	3,138	—	6,902
Working capital changes, net of effect of acquisitions					
Accounts receivable	118	(7,853)	(286)	—	(8,021)
Inventories	—	(4,054)	(8,018)	—	(12,072)
Prepaid expenses	138	342	(1,409)	—	(929)
Accounts payable	1,073	6,073	374	—	7,520
Accrued liabilities	3,148	(2,886)	(3,696)	—	(3,434)
Federal & foreign income taxes	1,773	(1,329)	4,269	—	4,713
Other liabilities	145	(637)	(3,382)	—	(3,874)
Other, net	497	(7,494)	5,091	—	(1,906)
	102,905	95,581	37,643	(114,405)	121,724
Cash Flows Provided (Used) by Investing Activities					
Purchases of capital assets	(145)	(14,735)	(15,587)	—	(30,467)
Proceeds from sale of capital assets	29	836	2,210	—	3,075
Acquisitions of businesses, net of cash acquired	—	(2,073)	(352,875)	—	(354,948)
	(116)	(15,972)	(366,252)	—	(382,340)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 26, 2007

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Financing Activities					
Proceeds provided by stock issuance under employee stock plans	9,742	—	—	—	9,742
Excess tax benefits from stock option exercises	2,728	—	—	—	2,728
Proceeds provided by sale of common stock	187,145	—	—	—	187,145
Net change in credit facilities	(5,000)	—	5,144	—	144
Proceeds from issuance of long-term debt	275,000	—	—	—	275,000
Repayment of long-term debt	(104,291)	(1,065)	(317)	—	(105,673)
Debt and other issuance costs	(6,409)	—	—	—	(6,409)
Dividends paid to minority interest	—	—	(763)	—	(763)
Net change in intercompany financing	(386,727)	(79,816)	352,138	114,405	—
	(27,812)	(80,881)	356,202	114,405	361,914
Effect of Foreign Exchange Rates on Cash	(45)	102	3,076	—	3,133
Net Increase (Decrease) in Cash and Cash Equivalents	74,932	(1,170)	30,669	—	104,431
Cash and Cash Equivalents – Beginning of Year	14,343	2,672	25,623	—	42,638
Cash and Cash Equivalents – End of Year	$ 89,275	$ 1,502	$ 56,292	$ —	$ 147,069

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Esterline Technologies Corporation

We have audited the accompanying consolidated balance sheets of Esterline Technologies Corporation as of October 30, 2009 and October 31, 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended October 30, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Esterline Technologies Corporation at October 30, 2009 and October 31, 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 30, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 11 to the financial statements, in 2008 the Company changed its method of accounting for uncertainties in income taxes upon the adoption of Financial Accounting Standards Board ASC Topic 740. As discussed in Note 8 to the financial statements, in 2007 the Company changed its method of accounting for defined pension and other postretirement plans in accordance with Financial Accounting Standards Board ASC Topic 715.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Esterline Technologies Corporation's internal control over financial reporting as of October 30, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 22, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Seattle, Washington
December 22, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Esterline Technologies Corporation

We have audited Esterline Technologies Corporation's internal control over financial reporting as of October 30, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Esterline Technologies Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Racal Acoustics Global Ltd. and NMC Group, Inc., which are included in the 2009 consolidated financial statements of Esterline Technologies Corporation and constituted $335.2 million and $201.5 million of total and net assets, respectively, as of October 30, 2009, and $75.5 million and $5.4 million of revenues and net earnings, respectively, for the year then ended. Our audit of internal control over financial reporting of Esterline Technologies Corporation also did not include an evaluation of the internal control over financial reporting of Racal Acoustics Global Ltd. and NMC Group, Inc.

In our opinion, Esterline Technologies Corporation maintained, in all material respects, effective internal control over financial reporting as of October 30, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Esterline Technologies Corporation as of October 30, 2009 and October 31, 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended October 30, 2009 of Esterline Technologies Corporation and our report dated December 22, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Seattle, Washington
December 22, 2009

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Our principal executive and financial officers evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of October 30, 2009. Based upon that evaluation, they concluded as of October 30, 2009, that our disclosure controls and procedures were effective to ensure that information we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within time periods specified in Securities and Exchange Commission rules and forms. In addition, our principal executive and financial officers concluded as of October 30, 2009, that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control system over financial reporting is designed by, or under the supervision of, our chief executive officer and chief financial officer, and is effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that transactions are made only in accordance with the authorization of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of Esterline's internal control over financial reporting as of October 30, 2009. In making this assessment, our management used the criteria set forth by the

Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. On December 15, 2008 the Company completed the acquisition of NMC Group, Inc. (NMC) and on January 26, 2009, the Company also completed the acquisition of Racal Acoustics Global Ltd. (Racal Acoustics). As permitted by applicable guidelines established by the Securities and Exchange Commission, our management excluded the NMC and Racal Acoustics operations from its assessment of internal control over financial reporting as of October 30, 2009. NMC and Racal Acoustics constituted $335.2 million and $201.5 million of total and net assets, respectively, as of October 30, 2009, and $75.5 million and $5.4 million of revenues and net earnings, respectively for the year then ended. Both NMC and Racal Acoustics will be included in the Company's assessment for the fiscal year ending October 29, 2010. Based on management's assessment and those criteria, our management concluded that our internal control over financial reporting was effective as of October 30, 2009.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our assessment and the effectiveness of our internal control over financial reporting. This report appears on page 114.

/s/ R. Bradley Lawrence
R. Bradley Lawrence
President and Chief Executive Officer
(Principal Executive Officer)

/s/ Robert D. George
Robert D. George
Vice President, Chief Financial Officer,
Secretary and Treasurer
(Principal Financial Officer)

/s/ Gary J. Posner
Gary J. Posner
Corporate Controller and Chief Accounting Officer
(Principal Accounting Officer)

Changes in Internal Control Over Financial Reporting

During the three months ended October 30, 2009, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

We hereby incorporate by reference the information set forth under "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Ethics," "Other Information as to Directors – Board and Board Committees," and "Other Information as to Directors – Director Nominations and Qualifications" in the definitive form of the Company's Proxy Statement, relating to its Annual Meeting of Shareholders to be held on March 3, 2010.

Information regarding our executive officers required by this item appears in Item 1 of this report under "Executive Officers of the Registrant."

Item 11. Executive Compensation

We hereby incorporate by reference the information set forth under "Other Information as to Directors – Director Compensation," "Executive Compensation – Compensation Discussion and Analysis," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in the definitive form of the Company's Proxy Statement, relating to its Annual Meeting of Shareholders to be held on March 3, 2010.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

We hereby incorporate by reference the information set forth under "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the definitive form of the Company's Proxy Statement, relating to its Annual Meeting of Shareholders to be held on March 3, 2010.

Item 13. Certain Relationships and Related Transactions, and Director Independence

We hereby incorporate by reference the information set forth under "Certain Relationships and Related Transactions" and "Other Information as to Directors – Board and Board Committees" in the definitive form of the Company's Proxy Statement, relating to its Annual Meeting of Shareholders to be held on March 3, 2010.

Item 14. Independent Registered Public Accounting Firm Fees and Services

We hereby incorporate by reference the information set forth under "Independent Registered Public Accounting Firm's Fees" in the definitive form of the Company's Proxy Statement relating to the Annual Meeting of Shareholders to be held on March 3, 2010.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements.

Our Consolidated Financial Statements are as set forth under Item 8 of this report on Form 10-K.

(a)(2) Financial Statement Schedules.

The following consolidated financial statement schedule of the Company is included as follows:

ESTERLINE TECHNOLOGIES CORPORATION AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
(In Thousands)

Reserve for Doubtful Accounts Receivable	Balance at Beginning of Year	Charged to Costs & Expenses	Other[1]	Deductions	Balance at End of Year
Fiscal Years					
2009	$ 5,191	$ 738	$ 3	$ (635)[2]	$ 5,297
2008	$ 5,378	$ 788	$ —	$ (975)[2]	$ 5,191
2007	$ 4,338	$ 791	$ 874	$ (625)[2]	$ 5,378

[1] Acquisition-related addition.

[2] Uncollectible accounts written off, net of recoveries.

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(a)(3) Exhibits.

See Exhibit Index on pages 122-128.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESTERLINE TECHNOLOGIES CORPORATION
(Registrant)

By /s/ Robert D. George
Robert D. George
Vice President,
Chief Financial Officer,
Secretary and Treasurer
(Principal Financial Officer)

Dated: December 22, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ R. Bradley Lawrence (R. Bradley Lawrence)	President and Chief Executive Officer, (Principal Executive Officer)	December 22, 2009 Date
/s/ Robert D. George (Robert D. George)	Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer)	December 22, 2009 Date
/s/ Gary J. Posner (Gary J. Posner)	Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	December 22, 2009 Date
/s/ Robert W. Cremin (Robert W. Cremin)	Chairman	December 22, 2009 Date
/s/ Lewis E. Burns (Lewis E. Burns)	Director	December 22, 2009 Date

/s/ John F. Clearman (John F. Clearman)	Director	December 22, 2009 Date
/s/ Robert S. Cline (Robert S. Cline)	Director	December 22, 2009 Date
/s/ Anthony P. Franceschini (Anthony P. Franceschini)	Director	December 22, 2009 Date
/s/ Paul V. Haack (Paul V. Haack)	Director	December 22, 2009 Date
/s/ Jerry D. Leitman (Jerry D. Leitman)	Director	December 22, 2009 Date
/s/ James J. Morris (James J. Morris)	Director	December 22, 2009 Date
/s/ LeRoy D. Nosbaum (LeRoy D. Nosbaum)	Director	December 22, 2009 Date
/s/ Gary E. Pruitt (Gary E. Pruitt)	Director	December 22, 2009 Date

Exhibit Number	Exhibit Index
3.1	Restated Certificate of Incorporation for Esterline Technologies Corporation, dated June 6, 2002. (Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 26, 2002 [Commission File Number 1-6357], with Form of Certificate of Designation, dated December 11, 2002.) (Incorporated by reference to Exhibit 4.1 to Esterline's Registration of Securities on Form 8-A filed December 12, 2002 [Commission File Number 1-6357].)
3.2	Amended and Restated By-laws of the Company, effective December 10, 2009. (Incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on December 16, 2009 [Commission File Number 1-6357].)
4.1	Rights Agreement dated as of December 11, 2002, between Esterline Technologies Corporation and Mellon Investor Services LLC, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designation of Series B Serial Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A, as amended, filed on December 12, 2002 [Commission File Number 1-6357].)
4.2	Indenture relating to Esterline Technologies Corporation's 7.75% Senior Subordinated Notes due 2013, dated as of June 11, 2003. (Incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2003 [Commission File Number 1-6357].)
4.3	Form of Exchange Note for the 7.75% Senior Subordinated Notes due 2013. (Incorporated by reference to Exhibit 4.3 to the Company's Form S-4, as amended, filed on September 30, 2003 [Commission File Number 333-109325].)
4.4	Registration Rights Agreement among Esterline Technologies Corporation, its subsidiaries listed on Schedule 1 thereto, Wachovia Capital Markets, LLC, Banc of Americas Securities LLC, KeyBanc Capital Markets, a division of McDonald Investments and Wells Fargo Securities, LLC, dated March 1, 2007 ("2007 Registration Rights Agreement"). (Incorporated by reference to Exhibit 10.47 to the Company's Current Report on Form 8-K filed on March 7, 2007 [Commission File Number 1-6357].)
4.5	Indenture relating to Esterline Technologies Corporation's 6.625% Senior Notes due 2017, dated as of March 1, 2007. (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on March 7, 2007 [Commission File Number 1-6357].)
4.6	Form of Exchange Note for the 6.625% Senior Notes due 2017. (Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-4 filed on June 29, 2007 [Commission File Number 333-144161].)

Exhibit Number	Exhibit Index
4.7	Supplemental Indenture, relating to Esterline Technologies Corporation's 7.75% Senior Subordinated Notes due 2013, dated as of June 27, 2007. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 28, 2007 [Commission File Number 1-6357].)
4.8	Amendment dated as of July 31, 2007 to 2007 Registration Rights Agreement. (Incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-4/A filed on August 6, 2007 [Commission File Number 333-144161].)
4.9	Supplemental Indenture, relating to Esterline Technologies Corporation's 6.625% Senior Notes due 2017, dated as of July 26, 2007. (Incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-4/A filed on August 6, 2007 [Commission File Number 333-144161].)
10.1	Amendment No. 7 to Credit Agreement, dated as of April 20, 2009, among Esterline Technologies Corporation, the financial institutions referred to therein and Wachovia Bank, National Association, as Administrative Agent. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated April 22, 2009 [Commission File Number 1-6357].)
10.2	Industrial Lease dated July 17, 1984, between 901 Dexter Associates and Korry Electronics Co., First Amendment to Lease dated May 10, 1985, Second Amendment to Lease dated June 20, 1986, Third Amendment to Lease dated September 1, 1987, and Notification of Option Exercise dated January 7, 1991, relating to the manufacturing facility of Korry Electronics at 901 Dexter Avenue N., Seattle, Washington. (Incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.2a	Fourth Amendment dated July 27, 1994, to Industrial Lease dated July 17, 1984 between Houg Family Partnership, as successor to 901 Dexter Associates, and Korry Electronics Co. (Incorporated by reference to Exhibit 10.4a to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.3	Industrial Lease dated July 17, 1984, between 801 Dexter Associates and Korry Electronics Co., First Amendment to Lease dated May 10, 1985, Second Amendment to Lease dated June 20, 1986, Third Amendment to Lease dated September 1, 1987, and Notification of Option Exercise dated January 7, 1991, relating to the manufacturing facility of Korry Electronics at 801 Dexter Avenue N., Seattle, Washington. (Incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)

Exhibit Number	Exhibit Index
10.3a	Fourth Amendment dated March 28, 1994, to Industrial Lease dated July 17, 1984, between Michael Maloney and the Bancroft & Maloney general partnership, as successor to 801 Dexter Associates, and Korry Electronics Co. (Incorporated by reference to Exhibit 10.5a to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.4*	Summary of Non-Employee Director Compensation for Services on the Board of Directors of Esterline Technologies Corporation (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 30, 2009 [Commission File Number 1-6357].)
10.5*	Esterline Technologies Corporation Supplemental Retirement Income Plan. (Incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the year ended October 27, 2006 [Commission File Number 1-6357].)
10.6*	Esterline Technologies Corporation Long-Term Incentive Plan. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 30, 2009 [Commission File Number 1-6357].)
10.7*	Executive Officer Termination Protection Agreement. (Incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.8a*	Offer Letter from Esterline Technologies Corporation to Frank Houston dated March 4, 2005. (Incorporated by reference to Exhibit 10.19e to the Company's Current Report on Form 8-K dated March 29, 2005 [Commission File Number 1-6357].)
10.9*	Offer Letter from Esterline Technologies Corporation to Brad Lawrence dated December 11, 2006. (Incorporated by reference to Exhibit 10.19f to the Company's Current Report on Form 8-K dated January 23, 2007 [Commission File Number 1-6357].)
10.10	Real Property Lease and Sublease, dated June 28, 1996, between 810 Dexter L.L.C. and Korry Electronics Co. (Incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.11*	Esterline Technologies Corporation Amended and Restated 1997 Stock Option Plan. (Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed March 14, 2003 [Commission File Number 333-103846].)

Exhibit Number	Exhibit Index
10.12	Property lease between Slibail Immobilier and Norbail Immobilier and Auxitrol S.A., dated April 29, 1997, relating to the manufacturing facility of Auxitrol at 5, allée Charles Pathé, 18941 Bourges Cedex 9, France, effective on the construction completed date (December 5, 1997). (Incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.13	Industrial and Build-to-Suit Purchase and Sale Agreement between The Newhall Land and Farming Company, Esterline Technologies Corporation and TA Mfg. Co., dated February 13, 1997 including Amendments, relating to premises located at 28065 West Franklin Parkway, Valencia, CA. (Incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.14	Lease Agreement, dated as of February 27, 1998, between Glacier Partners and Advanced Input Devices, Inc., as amended by Lease Amendment #1, dated February 27, 1998. (Incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended October 27, 2000 [Commission File Number 1-6357].) Lease Amendment #2, dated July 2, 2002, and Lease Amendment #3, dated September 18, 2009.
10.15*	Esterline Technologies Corporation 2002 Employee Stock Purchase Plan, as amended on March 5, 2008. (Incorporated by reference to Annex D of the Registrant's Definitive Proxy Statement on Schedule 14A, filed on February 4, 2008 [Commission File Number 1-6357].)
10.16	Lease Agreement, dated as of August 6, 2003, by and between the Prudential Insurance Company of America and Mason Electric Co., relating to premises located at Sylmar, California. (Incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the year ended October 31, 2003 [Commission File Number 1-6357].)
10.17	Occupation Lease of Buildings known as Phases 3 and 4 on the Solartron Site at Victoria Road, Farnborough, Hampshire between J Sainsbury Developments Limited and Weston Aerospace Limited, dated July 21, 2000. (Incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended October 31, 2003 [Commission File Number 1-6357].)
10.18a*	Esterline Technologies Corporation 2004 Equity Incentive Plan, as amended on March 5, 2008. (Incorporated by reference to Annex C of the Registrant's Definitive Proxy Statement on Schedule 14A, filed on February 4, 2008 [Commission File Number 1-6357].)

Exhibit Number	Exhibit Index
10.18b*	Form of Stock Option Agreement. (Incorporated by reference to Exhibit 10.36a to the Company's Quarterly Report on Form 10-Q for the quarter ended January 28, 2005 [Commission File Number 1-6357].)
10.19	Lease Agreement dated as of March 19, 1969, as amended, between Leach Corporation and Gin Gor Ju, Trustee of Ju Family Trust, relating to premises located in Orange County. (Incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K for the year ended October 29, 2004 [Commission File Number 1-6357].)
10.20	Lease Agreement, dated November 29, 2005 between Lordbay Investments Limited, Darchem Engineering Limited and Darchem Holdings Limited relating to premises located at Units 4 and 5 Eastbrook Road, London Borough of Gloucestershire Gloucester. (Incorporated by reference to Exhibit 10.38 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 28, 2006 [Commission File Number 1-6357].)
10.21*	Esterline Technologies Corporation Amended and Restated Non-Employee Directors' Stock Compensation Plan. (Incorporated by reference to Exhibit 10.40 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 28, 2005 [Commission File Number 1-6357].)
10.22	Amendment No. 1 dated as of November 23, 2005 to Lease Agreement dated as of March 1, 1994 between Highland Industrial Park, Inc. and Armtec Countermeasures Company. (Incorporated by reference to Exhibit 10.41 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 28, 2006 [Commission File Number 1-6357].)
10.23*	Esterline Technologies Corporation Fiscal Year 2009 Annual Incentive Compensation Plan. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 30, 2009 [Commission File Number 1-6357].)
10.24*	Esterline Technologies Supplemental Executive Retirement and Deferred Compensation Plan. (Incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the year ended October 27, 2006 [Commission File Number 1-6357].)
10.25	Lease Agreement dated November 4, 2002, between American Ordnance LLC and FR Countermeasures, relating to premises located at 25A Ledbetter Gate Road, Milan, Tennessee. (Incorporated by reference to Exhibit 10.44 to the Company's Annual Report on Form 10-K for the year ended October 27, 2006 [Commission File Number 1-6357].)
10.26	Lease Agreement between Capstone PF LLC and Korry Electronics Co. dated as of March 26, 2008. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2008 [Commission File Number 1-6357].)

Exhibit Number	Exhibit Index
10.27	Exhibit C to Lease Agreement between Capstone PF LLC and Korry Electronics Co. dated as of March 26, 2008. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2008 [Commission File Number 1-6357].)
10.28	First Amendment to Building Lease and Sublease, dated June 25, 2008, between Capstone PF LLC and Korry Electronics Co. (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2008 [Commission File Number 1-6357].)
10.29	Second Amendment to Building Lease and Sublease, dated July 30, 2008, between Capstone PF LLC and Korry Electronics Co. (Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2008 [Commission File Number 1-6357].)
10.30	Subordination, Nondisturbance and Attornment Agreement and Estoppel Certificate, dated July 30, 2008, between Keybank National Association and Korry Electronics Co. (Incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2008 [Commission File Number 1-6357].)
10.31	Agreement for the sale and purchase of the entire issued share capital of Muirhead Aerospace Limited between Esterline Technologies Limited, Esterline Technologies Corporation, EMA Holding UK Limited, and Ametek, Inc. dated November 3, 2008. (Incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the year ended October 31, 2008 [Commission File Number 1-6357].)
10.32	Stock Purchase Agreement between NMC Group, Inc. and Esterline Technologies Corporation dated November 17, 2008. (Incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the year ended October 31, 2008 [Commission File Number 1-6357].)
10.33	Share Sale and Purchase Agreement Relating to Racal Acoustics Global Limited dated December 21, 2008. (Incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 30, 2009 [Commission File Number 1-6357].)
11.1	Schedule setting forth computation of earnings per share for the five fiscal years ended October 30, 2009.
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.
21.1	List of subsidiaries.
23.1	Consent of Independent Registered Public Accounting Firm.

Exhibit Number	Exhibit Index
31.1	Certification of Chief Executive Officer.
31.2	Certification of Chief Financial Officer.
32.1	Certification (of R. Bradley Lawrence) pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification (of Robert D. George) pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates management contract or compensatory plan or arrangement.

ESTERLINE TECHNOLOGIES CORPORATION
(In thousands, except per share amounts)

Computation of Earnings Per Share – Basic

	2009	2008	2007	2006	2005
Income From Continuing Operations	$ 107,196	$ 113,509	$ 87,762	$ 53,611	$ 47,403
Income From Discontinued Operations, Net of Tax	12,602	7,024	4,522	2,004	10,623
Net Earnings	$ 119,798	$ 120,533	$ 92,284	$ 55,615	$ 58,026
Weighted Average Number of Shares Outstanding – Basic	29,717	29,507	25,824	25,413	24,927
Earnings Per Share – Basic:					
Continuing operations	$ 3.61	$ 3.85	$ 3.40	$ 2.11	$ 1.90
Discontinued operations	.42	.23	.17	.08	.43
Earnings Per Share – Basic	$ 4.03	$ 4.08	$ 3.57	$ 2.19	$ 2.33

ESTERLINE TECHNOLOGIES CORPORATION
(In thousands, except per share amounts)

Computation of Earnings Per Share – Diluted

	2009	2008	2007	2006	2005
Income From Continuing Operations	$ 107,196	$ 113,509	$ 87,762	$ 53,611	$ 47,403
Income From Discontinued Operations, Net of Tax	12,602	7,024	4,522	2,004	10,623
Net Earnings	$ 119,798	$ 120,533	$ 92,284	$ 55,615	$ 58,026
Weighted Average Number of Shares Outstanding	29,717	29,507	25,824	25,413	24,927
Net Shares Assumed to be Issued for Stock Options	234	401	428	405	375
Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	29,951	29,908	26,252	25,818	25,302
Earnings Per Share – Diluted:					
Continuing operations	$ 3.58	$ 3.80	$ 3.34	$ 2.08	$ 1.87
Discontinued operations	.42	.23	.18	.07	.42
Earnings Per Share – Diluted	$ 4.00	$ 4.03	$ 3.52	$ 2.15	$ 2.29

ESTERLINE TECHNOLOGIES CORPORATION
(In thousands)

Statement of Computation of Ratio of Earnings to Fixed Charges

	2009	2008	2007	2006	2005
Income from continuing operations before income taxes	$ 120,924	$ 140,455	$ 110,480	$ 70,386	$ 64,136
Fixed charges [1]					
Interest expense	28,689	29,922	35,299	21,288	18,157
Amortization of debt issuance cost	—	—	—	172	56
Interest included in rental expense	5,310	5,211	4,134	3,089	2,734
Total	$ 33,999	$ 35,133	$ 39,433	$ 24,549	$ 20,947
Earnings [2]	$ 154,923	$ 175,588	$ 149,913	$ 94,935	$ 85,083
Ratio of earnings available to cover fixed charges	4.6	5.0	3.8	3.9	4.1

1 Fixed charges consist of interest on indebtedness and amortization of debt issuance cost plus that portion of lease rental expense representative of the interest factor.

2 Earnings consist of income from continuing operations before income taxes plus fixed charges.

SUBSIDIARIES

The subsidiaries of the Company as of October 30, 2009, are as follows:

Name of Subsidiary	Jurisdiction of Incorporation
Advanced Input Devices, Inc.	Delaware
Esterline Input Devices (Shanghai) Ltd.	China
LRE Medical GmbH	Germany
Memtron Technologies Co.	Delaware
Armtec Defense Products Co.	Delaware
Armtec Countermeasures Co.	Delaware
Armtec Countermeasures TNO Co.	Delaware
Wallop Defence Systems	England
Auxitrol S.A.	France
Esterline Sensors Services Americas, Inc.	Delaware
Norwich Aero Products Ltd.	New York
Pressure Systems, Inc.	Virginia
Weston Aerospace Ltd.	England
CMC Electronics Incorporated	Canada
CMC Electronics Aurora Incorporated	Delaware
Hytek Finishes Co.	Delaware
Kirkhill – TA Co.	California
Darchem Engineering Ltd.	Scotland
NMC Group, Inc.	California
Korry Electronics Co.	Delaware
AVISTA Incorporated	Wisconsin
BVR Technologies Co.	Delaware
Mason Electric Co.	Delaware
Leach International Corporation	Delaware
Leach International Europe S.A.	France
Palomar Products, Inc.	Delaware
Racal Acoustics Ltd.	England
Racal Acoustics Inc.	Delaware

The above list excludes certain subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of October 30, 2009.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-43843) pertaining to the Esterline Technologies Corporation 1997 Stock Option Plan;

(2) Registration Statement (Form S-8 No. 333-62650) pertaining to the Esterline Technologies Corporation Amended and Restated 1997 Stock Option Plan;

(3) Registration Statement (Form S-8 No. 333-103846) pertaining to the Esterline Technologies Corporation Amended and Restated 1997 Stock Option Plan;

(4) Registration Statement (Form S-8 No. 333-113475) pertaining to the Esterline Technologies Corporation 2004 Equity Incentive Plan;

(5) Registration Statement (Form S-8 No. 333-151823) pertaining to the Esterline Technologies Corporation 2004 Equity Incentive Plan and the Esterline Technologies Corporation 2002 Employee Stock Purchase Plan;

of our reports dated December 22, 2009, with respect to the consolidated financial statements and schedule of Esterline Technologies Corporation, and the effectiveness of internal control over financial reporting of Esterline Technologies Corporation, included in this Annual Report (Form 10-K), for the year ended October 30, 2009.

Ernst & Young LLP

Seattle, Washington
December 22, 2009

CERTIFICATIONS

I, R. Bradley Lawrence, certify that:

1. I have reviewed this annual report on Form 10-K of Esterline Technologies Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: December 22, 2009

By: /s/ R. Bradley Lawrence

R. Bradley Lawrence
President and Chief Executive Officer
(Principal Executive Officer)

CERTIFICATIONS

I, Robert D. George, certify that:

1. I have reviewed this annual report on Form 10-K of Esterline Technologies Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: December 22, 2009

By: /s/ Robert D. George

Robert D. George
Vice President, Chief Financial Officer,
Secretary and Treasurer
(Principal Financial Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Esterline Technologies Corporation (the "***Company***") on Form 10-K for the fiscal year ended October 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the ***"Form 10-K"***), I, R. Bradley Lawrence, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 22, 2009

By: /s/ R. Bradley Lawrence
R. Bradley Lawrence
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Esterline Technologies Corporation (the "***Company***") on Form 10-K for the fiscal year ended October 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the ***"the Form 10-K"***), I, Robert D. George, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 22, 2009

By: /s/ Robert D. George
Robert D. George
Vice President, Chief Financial Officer,
Secretary and Treasurer

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Esterline

2010 | Proxy



NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

ESTERLINE TECHNOLOGIES CORPORATION

500 108th Avenue NE
Bellevue, Washington 98004

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held March 3, 2010

To the Shareholders of Esterline Technologies Corporation:

NOTICE IS HEREBY GIVEN that the 2010 annual meeting of shareholders for ESTERLINE TECHNOLOGIES CORPORATION, a Delaware corporation (the "Company"), will be held on Wednesday, March 3, 2010, at 10:00 a.m. (local time), at the Seattle offices of Perkins Coie LLP, 1201 Third Avenue, Suite 4800, Seattle, Washington, for the following purposes:

(1) to elect as directors of the Company the five nominees named in the attached proxy statement;

(2) to consider and approve the Company's Amended and Restated 2004 Equity Incentive Plan;

(3) to consider and approve the Company's Amended and Restated 2002 Employee Stock Purchase Plan;

(4) to ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending October 29, 2010; and

(5) to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on January 5, 2010, as the record date for determination of shareholders entitled to notice of and to vote at the meeting or any adjournment or postponement thereof.

The Company's Annual Report for fiscal year 2009 is provided for your convenience.

By order of the Board of Directors



ROBERT D. GEORGE
Vice President,
Chief Financial Officer,
Secretary and Treasurer

January 22, 2010

ESTERLINE 1 2010-1 PROXY

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
To Be Held March 3, 2010

This proxy statement, which is first being provided to shareholders on or about January 22, 2010, has been prepared in connection with the solicitation by the Board of Directors of Esterline Technologies Corporation (the "Company") of proxies in the accompanying form to be voted at the 2010 annual meeting of shareholders of the Company to be held on Wednesday, March 3, 2010, at 10:00 a.m. (local time), at the Seattle offices of Perkins Coie LLP, 1201 Third Avenue, Suite 4800, Seattle, Washington 98101, and at any adjournment or postponement thereof. The Company's principal executive office is at 500 108th Avenue NE, Suite 1500, Bellevue, Washington 98004.

The cost of this solicitation will be borne by the Company. In addition to solicitation by mail, officers and employees of the Company may, without additional compensation, solicit the return of proxies by telephone, telegram, messenger, facsimile transmission or personal interview. Arrangements may also be made with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy material to their principals and the Company may reimburse such persons for their expenses in so doing. The Company has retained MacKenzie Partners, Inc. to provide proxy solicitation services for a fee of $12,500, plus reimbursement of its out-of-pocket expenses.

Registered shareholders can vote in person, by telephone, by the Internet, by telephone or by mail, as described below. If you are a beneficial shareholder, please refer to the information forwarded by your broker, bank or other holder of record to see what options are available to you. Registered shareholders may cast their vote by:

(1) Attending and voting in person at the annual meeting;

(2) Accessing the Internet website specified in the Notice of Internet Availability and following the instructions provided on the website (or if printed copies of the proxy materials were requested, as specified in the printed proxy card);

(3) Calling the telephone number specified in the Notice of Internet Availability and voting by following the instructions provided on the phone line (or if copies of the proxy materials were requested, as specified in the printed proxy card); or

(4) Requesting a printed proxy card and completing, signing, dating and promptly mailing the proxy card in the envelope provided.

Any proxy given pursuant to the solicitation may be revoked at any time prior to being voted. A proxy may be revoked by the record holder or other person entitled to vote (a) by attending the meeting in person and voting the shares, (b) by executing another proxy dated as of a later date or (c) by notifying the Secretary of the Company in writing, at the Company's address set forth on the notice of the meeting, provided that such notice is received by the Secretary prior to the meeting date. All shares represented by valid proxies will be voted at the meeting. Proxies will be voted in accordance with the specification made therein or, in the absence of specification, in accordance with the provisions of the proxy.

The Board of Directors has fixed the close of business on January 5, 2010, as the record date for determining the holders of common stock of the Company (the "Common Stock") entitled to notice of and to vote at the annual meeting. The Common Stock is listed for trading on the New York Stock Exchange. At the close of business on the record date there were outstanding and entitled to vote 29,793,112 shares of Common Stock, which are entitled to one vote per share on all matters which properly come before the annual meeting.

The presence in person or by proxy of the holders of a majority of the outstanding shares of Common Stock entitled to vote is required to constitute a quorum for the transaction of business at the meeting. The inspector of elections, who determines whether or not a quorum is present at the annual meeting, will count abstentions or withheld votes and broker non-votes, which are discussed further below, as shares of Common Stock that are present and entitled to vote for purposes of determining the presence of a quorum. There must be a quorum for the meeting to be held. The Company has appointed BNY Mellon Shareowner Services as the inspector of elections for the annual meeting.

Votes cast by proxy or in person at the annual meeting will be tabulated by the inspector of elections appointed for the annual meeting. The inspector of election will treat abstentions as shares of Common Stock that are present and entitled to vote for purposes of determining the presence of a quorum. For the election of directors, each nominee must receive an affirmative vote of a majority of votes cast, either in person or represented by proxy at the meeting. Shareholders are not entitled to cumulate votes in electing directors. The proposals to approve the Company's Amended and Restated 2004 Equity Incentive Plan and the Amended and Restated 2002 Employee Stock Purchase Plan will be approved if a majority of the shares of Common Stock present in person or represented by proxy at the meeting vote in favor of each proposal and the shares voted represent a majority of the shares of Common Stock outstanding on the record date. An affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the meeting is required for approval of the proposal to ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2010.

Broker non-votes will not be considered votes cast or shares entitled to vote at the meeting and as a result, they will have no effect on the vote relating to the election of directors or the ratification of the selection of the Company's independent registered public accounting firm. Broker non-votes on the proposals approving equity compensation plans will have an effect of a vote against the proposals. Broker non-votes occur when a person holding shares through a bank or brokerage account does not provide instructions as to how his or her shares should be voted and the broker does not exercise discretion to vote those shares on a particular matter. Brokers may not exercise discretion to vote shares as to non-routine matters, such as the election of directors or the approval of equity compensation plans. Brokers may exercise discretion to vote shares as to which instructions are not given with respect to routine matters, such as the ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm.

ELECTION OF DIRECTORS

The Company's Bylaws, as amended and restated, provide for a board of directors that consists of not less than seven (7) or more than twelve (12) members, as may be fixed from time to time by the Board of Directors. The authorized size of the board is currently set at eleven. The Company's Restated Certificate of Incorporation provides that the directors will be divided into three classes, with the classes serving for staggered, three-year terms such that approximately one-third of the directors are elected each year.

In March 2009, the Board of Directors increased the authorized number of directors of the Board to nine, elected Mr. LeRoy D. Nosbaum to fill the vacancy created by the expansion and, in accordance with the Company's Restated Certificate of Incorporation, classified Mr. Nosbaum into the class of directors whose term expires at the 2010 annual meeting. Effective November 1, 2009, the Board of Directors increased the authorized number of directors of the Board to ten, elected Mr. R. Bradley Lawrence to fill the vacancy created by the expansion and, in accordance with the Company's Restated Certificate of Incorporation, classified Mr. Lawrence into the class of directors whose term expires at the 2010 annual meeting. In December 2009, the Board of Directors increased the authorized number of directors of the Board to eleven, elected Mr. Gary E. Pruitt to fill the vacancy created by the expansion and, in accordance with the Company's Restated Certificate of Incorporation, classified Mr. Pruitt into the class of directors whose term expires at the 2010 annual meeting.

Mandatory Retirement

In accordance with the Company's Corporate Governance Guidelines, which requires directors to tender their resignation prior to the annual meeting of shareholders following their 72nd birthday, Mr. Robert S. Cline has advised the Board that he will retire as a director at the conclusion of the 2010 annual meeting. In light of the retirement of Mr. Cline, by resolution of the Board of Directors effective at the end of the 2010 annual meeting, the number of authorized members of the Board of Directors will be reduced to ten. In September 2009, as part of its succession planning efforts and to ensure Board continuity, the Board waived the mandatory retirement age with respect to its Lead Independent Director, Mr. John F. Clearman, who has been renominated for election as a director at the 2010 annual meeting.

Majority Voting in Director Elections

In December 2009, the Board of Directors amended and restated the Company's Bylaws to adopt a majority vote standard in uncontested director elections. To be elected in an uncontested election, a director nominee must receive more "For" votes than "Against" votes. Abstentions will have no effect on the election of directors since only votes "For" or "Against" a nominee will be counted.

In connection with the amended and restated Bylaws of the Company, the Board of Directors also approved amendments to the Company's Corporate Governance Guidelines to provide that the Board will nominate only those persons who tender, in advance, irrevocable resignations. The irrevocable resignations will be effective upon the failure to receive the required vote at any annual meeting at which they are nominated for re-election and Board acceptance of the resignation. The Board will act on the resignation, taking into account the recommendation of the Nominating & Governance Committee, and publicly disclose its decision within 90 days from the date of the certification of the election results. Any director who tenders such a resignation in accordance with the Corporate Governance Guidelines will not participate in the Nominating & Corporate Governance Committee recommendation or Board decision on the resignation. If the Board does not accept the resignation, the director will continue to serve until the next annual meeting and until his or her successor is duly elected, or until his or her earlier resignation or removal. If the Board accepts the resignation, then the Board, in its sole discretion, may fill any resulting vacancy or may decrease the size of the Board as provided for and in accordance with the Bylaws.

The Board of Directors recommends a vote FOR its director nominees named below.

Information as to each nominee and each director whose term will continue after the 2010 annual meeting is provided below. Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy to vote shares represented by properly executed proxies FOR the election of the nominees named below. The Board of Directors knows of no reason why any of its nominees will be unable or unwilling to serve. If any nominee becomes unavailable to serve, the Board of Directors intends for the persons named as proxies to vote for the election of such other persons, if any, as the Board of Directors may recommend.

Nominees to the class of directors whose term will expire at the 2013 annual meeting:

Paul V. Haack

Senior Partner (Retired), Deloitte & Touche LLP. Age 59.
Prior to 2006, Mr. Haack was a Senior Partner with Deloitte & Touche LLP (a public accounting firm) in their Chicago office on the Boeing and United Airlines accounts, having held such positions since 2001 and 2002, respectively. He is also a director of SonoSite, Inc. He has been a director of the Company since 2006.

R. Bradley Lawrence

President and Chief Executive Officer, Esterline Technologies Corporation. Age 62.
Mr. Lawrence has been President and Chief Executive Officer since November 2009. Prior to that time, he was President and Chief Operating Officer since July 2009 and Group Vice President since January 2007. From September 2002 to January 2007, he was President of Advanced Input Systems, a subsidiary of the Company. He has been a director of the Company since November 2009.

LeRoy D. Nosbaum

Executive Chairman of the Board (Retired), Itron, Inc. Age 63.
Mr. Nosbaum was the Executive Chairman of the Board of Itron, Inc. (a technology provider in the energy and water industries) from April 2009 to December 2009. Prior to that time, he was the Chairman of the Board and Chief Executive Officer of Itron, Inc., having held such positions since 2002. He has been a director of the Company since March 2009.

Nominee to the class of directors whose term will expire at the 2012 annual meeting:

Gary E. Pruitt

Chairman, Univar. *Age 59.*
Mr. Pruitt has been Chairman of Univar (a leading chemical distributor) since June 2002. In addition, he also served as Chief Executive Officer from June 2002 to October 2009. He is also a director of Public Storage, Inc., Itron, Inc. and Premera Blue Cross. He has been a director of the Company since December 2009.

Nominee to the class of directors whose term will expire at the 2011 annual meeting:

John F. Clearman

Special Advisor to the Board (Retired), Milliman USA. Age 72.
Prior to January 2003, Mr. Clearman was a Special Advisor to the Board of Milliman USA (an actuarial consulting firm), having held such position since August 2001. He is also a director for several other companies including Oberto Sausage, Inc., Washington Federal Savings, Inc., and Barclay Dean Interiors. He has been a director of the Company since 1989.

Continuing directors:

Lewis E. Burns

Director/Consultant (Retired), Dover Industries, Inc. Age 71.
Prior to January 2005, Mr. Burns was a Director/Consultant of Dover Industries, Inc. (a diversified manufacturing company), having held such position since July 2003. He has been a director of the Company since 2003, and his current term expires in 2012.

Robert W. Cremin

Chairman, Esterline Technologies Corporation. Age 69.
Mr. Cremin has been Chairman since January 2001. In addition, he also served as Chief Executive Officer from January 1999 to October 2009 and President from September 1997 to June 2009. He is also a director and Chairman of Dover Corporation and serves as the Honorary British Consul in Seattle. He has been a director of the Company since 1998, and his current term expires in 2011.

Anthony P. Franceschini

President and Chief Executive Officer (Retired), Stantec Inc. Age 58.
Prior to May 2009, Mr. Franceschini was the President and Chief Executive Officer of Stantec Inc. (an engineering, architecture and related professional services design firm), having held such positions since June 1998. He has served and continues to serve as a director of Stantec, Inc. since March 1994. He is also a director of ZCL Composites Inc. and Aecon Group Inc. He has been a director of the Company since 2002, and his current term expires in 2011.

Jerry D. Leitman

Chairman (Retired), FuelCell Energy, Inc. Age 67.
Prior to February 2007, Mr. Leitman was the Chairman of the Board of FuelCell Energy, Inc. (a fuel cell company), having held such position since June 2002. In addition, he also served as Chief Executive Officer from June 2002 to January 2006 and President from June 2002 to September 2005. He has been a director of the Company since 1998, and his current term expires in 2012.

James J. Morris

Vice President, Engineering and Manufacturing (Retired), The Boeing Company. Age 61.
Prior to 2007, Mr. Morris was the Vice President, Engineering and Manufacturing, of The Boeing Commercial Airplane Company, having held such position since 2005. Prior to that time, he was Vice President, Supplier Management, of The Boeing Commercial Airplane Company since 2000. He is a Principal at J2 Ventures and is a director of LORD Corporation and 2Source Manufacturing Inc. He has been a consultant to Héroux-Devtek, Inc. since 2008, and is also a consultant and member of the board of advisors of Seattle Aero LLC. He has been a director of the Company since 2007, and his current term expires in 2011.

OTHER INFORMATION AS TO DIRECTORS

Director Compensation

The following table describes the compensation earned by persons who served as non-employee directors during fiscal 2009. Employees of the Company serving on the Board or committees received no additional compensation for such service.

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	Total ($)
Lewis E. Burns	$ 53,000	$ 60,000	$ 113,000
John F. Clearman	81,250	60,000	141,250
Robert S. Cline	62,625	60,000	122,625
Anthony P. Franceschini	51,000	60,000	111,000
Paul V. Haack	61,625	60,000	121,625
Charles R. Larson (3)	46,500	—	46,500
Jerry D. Leitman	50,250	60,000	110,250
James J. Morris	53,750	60,000	113,750
LeRoy D. Nosbaum (4)	19,500	60,000	79,500
James L. Pierce (3)	50,250	—	50,250

(1) Amounts in this column represent retainers, meeting fees and chair fees.

(2) Amounts in this column represent the dollar amounts recognized for financial statement reporting purposes for fiscal 2009, in accordance with Accounting Standards Codification Topic 718 (ASC 718), formerly SFAS 123R, which is also equal to the grant date fair value of the awards, because the awards vest immediately upon grant.

(3) Mr. Larson and Mr. Pierce both retired immediately following the March 4, 2009 Annual Meeting of Shareholders.

(4) Mr. Nosbaum joined the Board in March 2009.

During fiscal 2009, the Company paid the following cash fees to non-employee directors:

Annual Retainer	$ 30,000
Lead Independent Director Additional Annual Retainer	25,000
Audit Committee Chair Additional Annual Retainer	12,500
Compensation Committee Chair Additional Annual Retainer	7,500
Nominating & Corporate Governance Committee Chair Additional Annual Retainer	5,000
Strategy & Technology Committee Chair Additional Annual Retainer	5,000
In Person Board Meeting	1,500
In Person Committee Meeting	1,500
Telephonic Board Meeting	750
Telephonic Committee Meeting	750

All stipends and meeting attendance fees are paid quarterly in arrears. The Company also reimburses non-employee directors for reasonable expenses incurred in attending Board and committee meetings.

In addition, the Company pays each non-employee director compensation in the form of an annual issuance of $60,000 worth of fully-paid Common Stock immediately following each annual meeting of shareholders. During fiscal 2009, shares to non-employee directors were issued under the Amended and Restated Non-Employee Directors' Stock Compensation Plan until all shares under that plan were exhausted and the remaining shares were issued under the Company's 2004 Equity Incentive Plan.

On September 9, 2009, the Board approved, based on the Compensation Committee's recommendation, the following changes to the compensation to be paid to the Company's non-employee directors, effective for fiscal 2010:

- an annual retainer of $150,000 for the non-executive Chairman of the Board (in lieu of the standard $30,000 annual retainer for non-employee directors); and
- an increase in the value of fully-paid stock compensation from $60,000 to $72,000.

Board and Board Committees

There were six meetings of the Board of Directors during fiscal 2009. During fiscal 2009, each director attended at least 89% of the total number of meetings of the Board of Directors and Board committees of which he was a member.

Non-management directors meet in executive session on a regular basis, generally at each scheduled Board meeting. The Chairman of the Board, if a non-management director, presides over the executive sessions. Because the Chairman of the Board was an employee of the Company, the Lead Independent Director, John F. Clearman, presided. Non-management directors who are considered independent under the NYSE independence listing standards also meet in executive session at least annually. In addition, the Audit Committee has adopted the practice of reserving time at each meeting to meet without members of Company management present. The Compensation Committee and the Nominating & Corporate Governance Committee also have adopted a similar practice of meeting periodically without members of Company management present.

The Board of Directors currently does not have a policy with regard to director attendance at the Company's annual shareholders meeting; however, it schedules the first quarter meeting of the Board of Directors on the same date as the annual shareholders meeting. All of the Company's directors attended the annual shareholders meeting in 2009.

Board Independence. The Board has reviewed the relationships between the Company and each director and has determined that a majority of the directors are independent for purposes of the NYSE corporate governance listing standards. In accordance with these listing standards, the Board adopted its own set of specified criteria, identified in the Company's Corporate Governance Guidelines which are posted on the Company's website at www.esterline.com under the Corporate Governance tab, to assist it in determining whether any relationship between a director and the Company impairs independence. Using the adopted criteria, the Board affirmatively determined that all of the directors, other than Mr. Cremin and Mr. Lawrence, are independent under the NYSE listing standards. Mr. Cremin does not meet NYSE independence listing standards due to his recent position as Chairman, President and Chief Executive Officer of the Company. Mr. Lawrence does not meet NYSE independence listing standards due to his current position as President and Chief Executive Officer of the Company.

The Audit Committee currently consists of Messrs. Haack (Chairman), Cline, Franceschini, and Morris, each of whom is independent in accordance with applicable rules promulgated by the Securities and Exchange Commission ("SEC") and NYSE listing standards. The Audit Committee selects and retains the independent registered public accounting firm to audit the Company's annual financial statements, approves the terms of the engagement of the independent registered public accounting firm and reviews and approves the fees charged for audits and for any non-audit assignments. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is posted on the Company's website at www.esterline.com under the Corporate Governance tab. The Audit Committee's responsibilities also include, among others, overseeing (1) the integrity of the Company's financial statements, which includes reviewing the scope and results of the annual audit by the independent registered public accounting firm, any recommendations of the independent registered public accounting firm resulting therefrom and management's response thereto and the accounting principles being applied by the Company in financial reporting, (2) the Company's compliance with legal and regulatory requirements, (3) the independent registered public

accounting firm's qualifications and independence, (4) the performance of the Company's internal auditors and the independent registered public accounting firm, and (5) such other related matters as may be assigned to it by the Board of Directors. The Audit Committee met eight times during fiscal 2009.

The Board of Directors has determined that Mr. Cline and Mr. Haack each qualify as an "audit committee financial expert" as defined in Item 407 of Regulation S-K promulgated by the SEC and that each Audit Committee member has accounting and financial management literacy under NYSE listing standards.

The Compensation Committee currently consists of Messrs. Leitman (Chairman), Burns, Clearman, and Franceschini, each of whom is independent in accordance with applicable NYSE listing standards. The Compensation Committee develops, evaluates and recommends to the Board for its approval corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates the Chief Executive Officer and other corporate officers in light of corporate goals and objectives, recommends the form and level of compensation for officers of the Company, recommends compensation for Board members and is responsible for performing the other related responsibilities set forth in its written charter, which is posted on the Company's website at www.esterline.com under the Corporate Governance tab. The Compensation Committee also administers the Company's stock option plans and incentive compensation plans for senior corporate management, which includes recommending amendments to such plans. When appropriate, the Compensation Committee may form and delegate authority to subcommittees, or may delegate authority to one or more designated members of the Board or to corporate officers. The Chief Executive Officer and the Vice President of Human Resources are non-voting advisors to the Compensation Committee. The Compensation Committee solicits and considers recommendations from the Chief Executive Officer as to compensation for the other executive officers. The Compensation Committee has engaged Watson Wyatt Worldwide, an independent executive compensation consultant, to help the Committee develop and review compensation programs for Company executives, including providing and analyzing survey data for executive officer and director compensation and providing recommendations related to the design of executive incentive plans. The Compensation Committee met six times during fiscal 2009.

The Executive Committee currently consists of Messrs. Cremin (Chairman), Clearman, Franceschini and Leitman. The Executive Committee reviews situations that might, at some future time, become items for consideration of the entire Board of Directors and acts on behalf of the entire Board of Directors between its meetings. The Executive Committee did not meet during fiscal 2009.

The Nominating & Corporate Governance Committee currently consists of Messrs. Burns (Chairman), Cline and Nosbaum, each of whom is independent in accordance with applicable NYSE listing standards. The Nominating & Corporate Governance Committee recommends director candidates to the entire Board, oversees the evaluation of the Board of Directors and Company management, develops and monitors corporate governance principles, practices and guidelines for the Board of Directors and the Company, and is responsible for performing the other related responsibilities set forth in its written charter, which is posted on the Company's website at www.esterline.com under the Corporate Governance tab. The Nominating & Corporate Governance Committee met four times during fiscal 2009.

The Strategy & Technology Committee currently consists of Messrs. Morris (Chairman), Haack, and Nosbaum. The Strategy & Technology Committee reviews and makes recommendations to the Board of Directors regarding business and technology acquisition opportunities, monitors and evaluates the execution and performance of significant new product and technology launches, and monitors and evaluates the Company's research and development programs. The Strategy & Technology Committee met nine times during fiscal 2009.

Director Nominations and Qualifications

In accordance with the Company's Bylaws, as amended and restated, any shareholder entitled to vote for the election of directors at the annual meeting may nominate persons for election as directors at the 2011 annual shareholders meeting only if the Corporate Secretary receives written notice of any such nominations no earlier than October 3, 2010, and no later than November 2, 2010. Such nominations should be sent to: Esterline Technologies Corporation, Attn: Corporate Secretary, 500 108th Avenue NE, Suite 1500, Bellevue, WA 98004. Any shareholder notice of intention to nominate a director shall include:

- the name and address of the shareholder;

- a representation that the shareholder is entitled to vote at the meeting at which directors will be elected;
- the number of shares of the Company that are beneficially owned by the shareholder;
- a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;
- the following information with respect to the person nominated by the shareholder:
  - name and address;
  - other information regarding such nominee as would be required in a proxy statement filed pursuant to applicable rules promulgated by the SEC; and
  - a description of any arrangements or understandings between the shareholder and the nominee and any other persons (including their names), pursuant to which the nomination is made; and
- the consent of each such nominee to serve as a director if elected and a statement whether such person, if elected, intends to tender, promptly following such person's election or re-election, an irrevocable resignation effective upon such person's failure to receive the required vote for re-election at any subsequent meeting at which such person would face re-election and upon acceptance of such resignation by the Board of Directors.

The Chairman of the Board, other directors or senior management of the Company may also recommend director nominees. The Nominating & Corporate Governance Committee will evaluate recommended director nominees, including those that are submitted to the Company by a shareholder, taking into consideration certain criteria such as business and community service skills and experience, policy-making experience, record of accomplishments, personal integrity and high moral responsibility, capacity to evaluate strategy and reach sound conclusions and current Board composition. In addition, prospective directors must have time available to devote to Board activities and be able to work well with the Chief Executive Officer and other members of the Board.

The Company did not receive any shareholder nominations for director to be considered by the Nominating & Corporate Governance Committee for the 2010 annual shareholders meeting.

Communications with the Board

Shareholders, and other interested parties, may contact Mr. Clearman, as the Lead Independent Director, the non-management directors as a group, the Board of Directors as a group or an individual director by the following means:

Email: boardofdirectors@esterline.com

Mail: Board of Directors
Attn: Lead Independent Director or Corporate Secretary
Esterline Technologies Corporation
500 108th Avenue NE, Suite 1500
Bellevue, WA 98004

Each communication should clearly specify the name of the individual director or group of directors to whom the communication is addressed. Communications sent by email are delivered directly to the Lead Independent Director and to the Corporate Secretary, who will promptly forward such communications to the specified director addressees. Communications sent by mail will be promptly forwarded by the Corporate Secretary to the specified director addressee or, if such communication is addressed to the full Board of Directors, to the Chairman of the Board and the Lead Independent Director, who will promptly forward such communication to the full Board of Directors. Shareholders wishing to submit proposals for inclusion in the proxy statement relating to the 2011 annual shareholders meeting should follow the procedures specified under "Shareholder Proposals for 2011" below. Shareholders wishing to nominate or recommend directors should follow the procedures specified under "Other Information as to Directors—Director Nominations and Qualifications" above.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to its accounting and financial employees, including the Chief Executive Officer and Chief Financial Officer. This code of ethics, which is included as part of the Company's Code of Business Conduct and Ethics that applies to the Company's employees and directors, is posted on the Company's website at www.esterline.com under the Corporate Governance tab. The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to or waiver from application of the code of ethics provisions of the Code of Business Conduct and Ethics that applies to the Chief Executive Officer or the Chief Financial Officer, and any other applicable accounting and financial employee, by posting such information on its website at www.esterline.com under the Corporate Governance tab.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of shares of Common Stock as of January 5, 2010, by (i) each person or entity who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Company's Named Executive Officers and (iv) all directors and executive officers of the Company as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Dimensional Fund Advisors LP	2,309,111 (3)	7.8%
Palisades West – Bldg. One, 6300 Bee Cave Road, Austin, TX 78746		
Barclays Global Investors N.A.	2,040,603 (4)	6.8%
400 Howard Street, San Francisco, CA 94105		
Robert W. Cremin	417,901 (5)	1.4%
Robert D. George	138,825 (5)	*
Stephen R. Larson	94,975 (5)	*
Frank E. Houston	62,350 (5)	*
R. Bradley Lawrence	34,991 (5)	*
John F. Clearman	21,976	*
Jerry D. Leitman	20,642	*
Lewis E. Burns	17,934	*
Robert S. Cline	12,344	*
Anthony P. Franceschini	9,562	*
James J. Morris	5,788	*
Paul V. Haack	5,321	*
LeRoy D. Nosbaum	2,654	*
Gary E. Pruitt	—	—
Directors, nominees and executive officers as a group (17 persons)	919,579 (5)	3.0%

* Less than 1%

(1) Unless otherwise indicated, the business address of each of the shareholders named in this table is Esterline Technologies Corporation, 500 108th Avenue NE, Bellevue, Washington 98004.

(2) Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of Common Stock subject to options currently exercisable or exercisable within 60 days after January 5, 2010, are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. As of January 5, 2010, there were 29,793,112 shares of Common Stock outstanding. Unless otherwise indicated in the footnotes to this table, the person and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(3) The information on the number of shares held is based upon a Schedule 13G filed on February 9, 2009, on behalf of Dimensional Fund Advisors LP ("Dimensional"). Based upon such filing, Dimensional is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. Dimensional furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other

investment vehicles, including commingled group trusts. These investment companies and investment vehicles are the "Funds." In its role as investment advisor or investment manager, Dimensional possessed sole voting and investment power over all of the shares. The Funds own all of the shares, and Dimensional disclaims beneficial ownership of such shares. Dimensional has sole voting power over 2,256,289 shares and sole dispositive power over 2,309,111 shares.

(4) The information on the number of shares held is based on a Schedule 13G filed on February 6, 2009, on behalf of Barclays Global Investors, N.A., Barclays Global Fund Advisors and Barclays Global Investors, Ltd. (collectively, "Barclays Investors"). According to such filing, Barclays Investors beneficially owns 2,040,603 shares.

(5) Includes shares subject to options granted under the Company's Amended and Restated 1997 Stock Option Plan and the Company's 2004 Equity Incentive Plan which are exercisable currently or within 60 days of January 5, 2010, as follows: Mr. Cremin, 413,875 shares; Mr. George, 137,825 shares; Mr. Houston, 62,350 shares; Mr. Larson, 92,975 shares; Mr. Lawrence, 34,600 shares; and directors, nominees and executive officers as a group, 814,300 shares.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

Compensation for our executives during fiscal 2009 was based on our performance, which was solid for the fiscal year, and strong for fiscal 2007-2009, the three-year period that determined awards under our long-term incentive compensation plan. Underlying the consolidated fiscal 2009 results was a mix of positive and negative factors. For example, operating results were adversely affected by volatile currency exchange rates, reductions in our after-market spares sales due to the general economic downturn and related reductions in air traffic, and to operating losses at our flare countermeasure units. Nevertheless, we benefited from significantly improved results at our avionics systems operations, incremental earnings from the Racal Acoustics acquisition we made early in the fiscal year, and from consistent results at our control systems, power systems, and combustible ordnance operations. These operations benefited from continued demand for defense products, reduced research and development expenditures, increased funding from customers and governments, as well as from effective cost control. We also realized a gain on the sale of our U.K.-based Muirhead and Traxsys subsidiaries in early fiscal 2009. Esterline's stock price performance for fiscal 2009 and for the fiscal 2007-2009 period compares favorably to peer indices as shown on the "Comparison of Cumulative Five Year Total Return" graph published in Part II, Item 5 of the Company's Annual Report on Form 10-K for the fiscal year ended October 30, 2009.

Our longstanding compensation principles emphasizing pay-for-performance and paying competitively remained the same. As a result:

- Base salary increases were modest, with the exception of individuals who were promoted, assigned significant additional responsibilities and/or whose base salaries were below competitive levels;
- Annual incentive compensation awards matched solid fiscal year earnings with an above-target achievement of $4.00 per share (that did not exclude a long-term gain on the sale of Muirhead), resulting in payouts at 117.5% of target amounts; and
- Long-term incentive plan awards for the 2007-2009 performance cycle were paid at 233% of target amounts, consistent with strong earnings per share growth and return on invested capital results.

We had some significant changes in our executive management team during fiscal 2009. Effective December 31, 2008, Larry A. Kring retired from his position as Group Vice President, with Frank E. Houston and R. Bradley Lawrence assuming responsibility for operations previously assigned to him. In June 2009, Mr. Lawrence was appointed to the new position of President and COO, at which point Robert W. Cremin continued as CEO and Chairman of the Board. Effective November 1, 2009, Mr. Cremin retired as CEO and Mr. Lawrence was elected to the Board and succeeded Mr. Cremin as CEO. Mr. Cremin continues to serve as Chairman of the Board. In November 2009, we announced the appointment of Albert S. Yost as a new Group Vice President succeeding Mr. Lawrence.

Objectives of Executive Compensation Program

The Compensation Committee of the Board of Directors works to provide our executives with competitive compensation opportunities that reward good performance and promote shareholder interests. We base our executive compensation practices on principles designed to align executive compensation with Company business strategy, management initiatives, financial objectives and performance. In applying these principles, the Committee has established an executive compensation program to:

- Attract and retain key executives critical to the success of the Company;
- Support a pay-for-performance environment that rewards both the Company's annual financial results and its longer-term achievements as compared to market benchmarks;
- Reward executives for long-term strategic management and the enhancement of shareholder value; and
- Optimize organizational and individual performance while controlling associated risk.

The Committee applies the same philosophy, objectives, and methods for establishing the CEO's compensation as it does for all other executive officers. The Committee and the independent members of the Board approve all officer compensation programs and establish individual pay levels for all executive officers.

Summary of Compensation Program Components

We believe the components of our compensation program provide an appropriate mix of fixed and variable pay, balance shorter-term operational performance with long-term increases in shareholder value, reinforce a performance-oriented environment, and encourage recruitment and retention of our key executives. The Committee reviews the executive compensation program annually and makes adjustments as appropriate to meet Company objectives. In fiscal 2009, our executive compensation program remained consistent with our program for fiscal 2008 and had the following principal components:

- **Base salary**, which is fixed annual cash compensation that is competitive with market salary levels for the skills and experience necessary to lead the Company;
- **Annual cash incentive**, which provides cash incentive awards based on Company performance against specific targets, with the purpose of motivating and rewarding achievement of our critical yearly strategic and financial goals, thus fostering a performance-oriented environment;
- **Long-term incentives**, through the combination of stock option grants and a cash-based long-term incentive program, which align officers' interests with those of our shareholders, motivate and reward profitable Company growth over the long term, and provide a retention incentive;
- **Retirement earnings opportunities**, through a 401(k) savings plan, a traditional pension plan, and two supplemental executive retirement and deferred compensation programs which provide competitive benefits, encourage retention and allow executives to save for their retirement and to defer taxation;
- **Limited perquisites**, mainly involving automobile allowances and financial planning advisory services that are common in the marketplace and that allow executives to focus more of their time on achieving the Company's goals and objectives; and
- **Change in control agreements**, with common terms that encourage officers to remain focused on Company business in the event of rumored or actual change in corporate control.

Determination of Compensation Levels

To attract and retain key executives, the Committee annually reviews the executive labor market in which we compete for talent. With the help of Watson Wyatt Worldwide, an outside executive compensation consultant, the Committee compares compensation levels for our executives to the compensation paid to executives of comparable companies in the market in which we compete for employees. Our revenue for fiscal 2009 was $1.43 billion. Accordingly, the Committee focused its review on comparative data for companies with similar revenues, as noted in the discussion of market surveys below.

In determining fiscal 2009 compensation, the Committee did not benchmark against a peer group of specific companies, but rather relied on the following published surveys to gain an understanding of the market for positions of comparable responsibility (company names in these surveys are proprietary and not available to the Company):

- 2008/2009 Watson Wyatt Top Management Compensation Report – Durable Goods Manufacturing Data. This survey covers 492 companies. Regression (trend-line) analysis was used to extrapolate salary and annual incentive values for companies with revenues of $1.5 billion and $1.75 billion.
- 2008 Mercer Executive Survey – Durable Goods Manufacturing Data. This survey covers 308 companies. Regression (trend-line) analysis was used to extrapolate compensation values for companies with revenues of $1.5 billion and $1.75 billion.
- 2008/2009 Watson Wyatt Long-Term Incentive Report – General Industry Long-Term Incentives Annual Multiple Tables. This survey covers 275 companies and reports long-term incentive values for 2,600 executives as a multiple of base salary for various base salary levels.

The Committee reviewed and compared the executives' aggregate target direct compensation (base salary, short- and long-term incentives at target) against the aggregate compensation offered to executives in the market surveys. In doing so, the Committee reviews 25th, 50th and 75th percentile values. For further information as to the Committee's use of these market reference points and other factors that were considered in determining compensation levels, see the discussion below concerning each compensation component.

When the Committee evaluates any significant component of an executive officer's total compensation, it considers the aggregate amounts and mix of all components in making its decision. For fiscal 2009, the Committee reviewed all components of compensation for each executive officer to get a complete picture of the total compensation opportunities awarded, including base salary, short-term incentive compensation, long-term incentive compensation, retirement earnings opportunities, the dollar value to the executive and cost to the Company of all perquisites and other personal benefits, and the earnings and the potential payout obligations under change in control scenarios. Based on this review, the Committee determined that the executive officers' total compensation opportunities were competitive, reasonable and not excessive.

Components of Executive Officer Compensation

The Committee believes the executive compensation program should be structured so that a significant portion of an executive's compensation is at-risk and is subject to the Company's performance. Accordingly, in fiscal 2009, the Committee provided executives with compensation packages (base salary, short- and long-term incentives at target) that included an average of 65% of at-risk compensation based on an aggregate of short-term and long-term cash bonus opportunities and stock options.

Base Salary

The Committee targets base salaries to be competitive in light of relative performance of other organizations in the marketplaces in which we compete for key executive officers. Based on the salary surveys listed above, and with the assistance of Watson Wyatt Worldwide, the Committee has developed and maintains a salary structure for the executive positions that defines a range of salary opportunities for each position. The range takes into account competitive norms, scope and complexity of responsibilities, internal equity, and the Company's financial condition.

Actual salaries are based on the qualifications, experience and sustained individual performance of the executive. The Committee also solicits and considers the CEO's recommendations for salary decisions concerning other executive officers. The independent members of the Board set all executive base salaries, including that of the CEO, based on the factors outlined in this section and on the Committee's recommendations. In addition, the Committee and the independent members of the Board conduct an annual performance evaluation of the CEO, the results of which significantly contribute to decisions concerning CEO compensation.

At the outset of fiscal 2009, the independent members of the Board approved base salary increases for executives as follows:

- Increases ranging from 3.0% to 5.6% for Mr. Cremin, Robert D. George and Stephen R. Larson, whose responsibilities were relatively unchanged and whose salaries were competitive with market levels. In determining these increases, the Committee also took into account that executives earned substantial incentive awards based upon fiscal 2008 performance.
- Increases of 16.1% and 17.9% for Mr. Houston and Mr. Lawrence, respectively, in order to bring their base salaries to more competitive levels, recognizing they were below market medians, and due to significant increases in their job responsibilities as Group Vice Presidents when they assumed responsibility for operations previously assigned to Mr. Kring, who retired as a Group Vice President effective December 31, 2008.

Mr. Lawrence's base salary was further increased in June 2009, from $330,000 to $400,000, in connection with his promotion to President and COO and again from $400,000 to $600,000 when he was promoted to President and CEO effective November 1, 2009. Fiscal 2009 individual base salaries for executives fell between the 45th and 70th percentiles of competitive reference point values, depending on level of experience in their positions, with more experienced executives' bases salaries falling in the higher end of the spectrum. Mr. Lawrence's base salary as President and CEO effective for fiscal 2010 is over $275,000 less than what Mr. Cremin's base salary was when he retired as CEO, and is closer to the 25th percentile of competitive reference point values, recognizing that this is a new role for Mr. Lawrence, whereas Mr. Cremin had served as CEO for many years.

Annual Incentive Compensation Plan

We provide executives with annual incentive award opportunities contingent upon meeting pre-defined financial goals for the year. The purpose of the annual incentive plan is to encourage our officers to make prudent decisions that will strengthen current year financial results for shareholders. No executive is eligible to receive annual incentive compensation unless the Company achieves a minimum level of performance recommended by the Committee and approved by the independent members of the Board.

The Committee identified a target award amount of annual incentive compensation for each participant expressed as a percentage of the base salary rate in effect as of the last day of the fiscal year. This percentage varied in proportion to the level of the individual executive's responsibility within the Company and took into account the comparative median (50th percentile) incentive compensation percentages from compensation surveys. The target award amount was not guaranteed, but reflected what would be payable if targeted results were achieved. The following table shows the fiscal 2009 target award amount for each Named Executive Officer under our annual incentive plan:

Executive	*Title*	*Target Annual Incentive Compensation as % of Base Salary*
Robert W. Cremin (1)	Chairman, President and Chief Executive Officer	60%
Robert D. George	Vice President, Chief Financial Officer, Secretary and Treasurer	40%
Frank E. Houston	Group Vice President	35%
Stephen R. Larson	Vice President, Strategy and Technology	40%
R. Bradley Lawrence (1)	Group Vice President	35%

(1) Mr. Cremin ceased to be President in June 2009 when Mr. Lawrence was promoted from Group Vice President to President and COO. Effective November 1, 2009, Mr. Cremin retired as CEO and Mr. Lawrence was promoted to President and CEO. Messrs. Cremin's and Lawrence's targets continued at 60% and 35% of base salary, respectively, through fiscal 2009.

ESTERLINE | 2010 | PROXY

For fiscal 2009, earnings per share based on all operating earnings was the sole financial performance goal for the annual incentive plan. This goal was selected because the Committee believes earnings performance is the primary criterion on which short-term Company success is measured by shareholders and stock market analysts. The annual incentive plan's earnings per share target was $3.80. The following table shows the potential payouts for each Named Executive Officer under the annual incentive plan based on various levels of achievement of the earnings per share goal (with interpolation for achievement between threshold and target or between target and maximum):

	Threshold	*Target*	*Maximum*
Earnings Per Share	$2.66	$3.80	$4.94
Potential Payout (as a % of target award amount)	25%	100%	200%

Actual earnings per share achieved was $4.00, which was equal to 105% of the earnings per share target, resulting in a payout of 117.5% of the target award amounts. The Committee recommended and the independent members of the Board approved the decision that fiscal 2009 reported earnings would not exclude the long-term gain on the sale of the Company's Muirhead subsidiary, which occurred early in the fiscal year. Reported earnings from continued operations were $3.58 per share, and the Muirhead gain added $0.42 per share to the performance results on which the annual incentive plan awards were computed. The basis for this decision was to reward executives for skillful management of Muirhead's business value over time, and of the divestiture project itself, which optimized financial results for the Company and its shareholders. This is consistent with the treatment of previous divestitures, where related gains or losses have been included for purposes of computing annual incentive plan performance. Actual award amounts under the annual incentive plan are reflected in the Summary Compensation Table for Fiscal 2009 included in this proxy statement.

After award amounts were computed for fiscal 2009, the Committee had discretion under plan terms to adjust the actual amount paid to each executive upward or downward by as much as 25% of the greater of the executive's computed award and the executive's target award amount to reflect the executive's individual contribution to the achievement of the Company's performance goals. The Committee seldom makes such adjustments and did not make any to the award amounts for fiscal 2009. This discretionary adjustment authority does not apply to CEO awards or those for any other executive if the award is intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code.

Long-Term Incentives

We believe that the combination of stock option grants and a cash-based long-term incentive plan (LTIP) provide executives with competitive long-term incentive opportunities. Stock option grants and the LTIP are designed to work in concert with other executive compensation elements to:

- Focus executives on increasing total shareholder returns over the long term by concentrating on key drivers of share price;
- Encourage executives to take reasonable, long-term business investment risks by measuring performance over multiple years; and
- Encourage profitable growth and effective use of assets in achieving growth goals.

Based on compensation survey data and Committee recommendations, the independent members of the Board assigned each participating executive an aggregate target award value to be delivered through options and the LTIP expressed as a percentage of the base salary rate in effect as of the last day of the fiscal year. This value varies in proportion to the level of the individual executive's responsibility within the Company and takes into account the comparative median (50th percentile) long-term incentive compensation percentages from compensation surveys. The long-term incentive target award values to be delivered through options and the LTIP for each of our Named Executive Officers for fiscal 2009 were as follows:

Executive	*Title*	*Target Annual Award Value for Options and Cash LTIP as % of Base Salary*
Robert W. Cremin	Chairman, President and Chief Executive Officer	245%
Robert D. George	Vice President, Chief Financial Officer, Secretary and Treasurer	140%
Frank E. Houston	Group Vice President	105%
Stephen R. Larson	Vice President, Strategy & Technology	130%
R. Bradley Lawrence [1]	Group Vice President	105%

(1) Mr. Cremin ceased to be President in June 2009 when Mr. Lawrence was promoted from Group Vice President to President and COO. Effective November 1, 2009, Mr. Cremin retired as CEO and Mr. Lawrence was promoted to President and CEO. Messrs. Cremin's and Lawrence's target award value for options and LTIP continued at 245% and 105%, respectively, of base salary through fiscal 2009. However, the table does not reflect the special option for 20,000 shares granted to Mr. Lawrence in connection with his promotion to President and COO.

For Mr. Cremin, the allocation of the long-term incentive target award value for fiscal 2009 was 70% to stock options and 30% to LTIP. For other executives, the allocation for fiscal 2009 was 60% to stock options and 40% to LTIP.

Stock Options

Based on advice from Watson Wyatt Worldwide, the Committee determined the number of options for each grant by multiplying the dollar value of the award by 0.40 to reflect the traditional industry estimated market value of options. This 0.40 multiple will vary from the actual Black-Scholes value of stock options on any given date of grant. The stock options granted to the Named Executive Officers in fiscal 2009 are disclosed in the Grants of Plan-Based Awards Table for Fiscal 2009 included in this proxy statement.

The independent members of the Board grant options based on Committee recommendations, with an exercise price equal to the closing price of our Common Stock on the date of grant, and the options become vested and exercisable over time. Typically, each grant vests and becomes exercisable on an annual basis ratably over four years, and continues to be exercisable until ten years from the date granted. The options provide incentive for the creation of shareholder value over the long term because the executives cannot realize the full benefit of the options unless our Common Stock price appreciates during the option term.

Generally, stock options to executives are granted once per year in December when other aspects of executive compensation are reviewed. The Committee may also recommend option grants at other appropriate times, such as in connection with promotions. In connection with his promotion to President and COO, effective June 4, 2009, Mr. Lawrence received an option grant for 20,000 shares, consistent with prior practice for promotional grants and to maintain internal equity.

Cash-Based Long-Term Incentive Plan

The LTIP first adopted in fiscal 2005 was continued for fiscal 2009. In this plan, a new LTIP performance period begins with each fiscal year and extends for three years. Accordingly, there are three overlapping LTIP performance periods running at any given time. For example, currently, the 2008-2010 cycle is in its last year, the 2009-2011 cycle is in its second year and the 2010-2012 cycle is in its first year. The two relevant cycles for purposes of fiscal 2009 compensation are (1) the 2007-2009 cycle which ended on the last day of fiscal 2009 and for which payments were made in early fiscal 2010 and (2) the 2009-2011 cycle for which awards were granted in early fiscal 2009.

In December 2008, the independent members of the Board assigned each participating executive a target award value for the 2009-2011 performance cycle based on compensation survey data and on Committee recommendations, as discussed above. The target award value is not guaranteed, but reflects what will be payable if the Company achieves established performance goals. Actual awards paid may be larger or smaller than target

awards depending on Company performance results measured over the three-year period. Earning opportunities range from 0% to 400% of target award values. Payments are made in cash.

There are two performance goals under the LTIP: (1) growth in earnings per share and (2) return on invested capital. Payout amounts under the LTIP are determined based on the level of achievement of each of these two performance goals relative to each other, pursuant to a matrix where earnings per share growth is one axis and return on invested capital is the other axis. For purposes of the LTIP, (1) growth in earnings per share is based on all operating earnings and is calculated as the compound annual growth rate measured from the beginning of the base year to the end of the last year in a given performance cycle and (2) return on invested capital is calculated as net income (before extraordinary items) divided by the monthly average invested capital during the corresponding fiscal year, averaged over the applicable performance cycle and expressed as a percentage. These two goals were selected for the LTIP based on the results of a 2005 study performed by an independent executive compensation consulting firm that showed a strong correlation between these two measures and sustained shareholder returns for companies in the S&P SmallCap 600 Index, such as ours.

The performance targets established for each of the 2007-2009 performance cycle and the 2009-2011 performance cycle are the same and are consistent with long-term market median performance, inclusive of option expenses: 10% earnings per share growth and 6.0% return on invested capital. For awards under each of these performance cycles to equal 400% of target amounts, earnings per share would need to grow by 32% and return on invested capital would need to equal 10%. For the 2007-2009 performance cycle, actual achievement of the growth in earnings per share goal was 23.0% and actual achievement of the return on invested capital goal was 7.5%. Accordingly, executives were paid 233% of their respective target amounts. For the reasons explained above with respect to the Board's decision not to exclude the long-term gain on the sale of Muirhead in determining earnings per share achievement for the annual incentive plan, the independent members of the Board applied the same decision with respect to the growth in earnings per share calculation under the LTIP. Growth in earnings per share without the Muirhead gain would have been 18.5%. Actual award amounts under the LTIP are reflected in the Summary Compensation Table for Fiscal 2009 in this proxy statement.

Other Benefits and Programs

Executive officers are allowed to participate in the Company's standard benefit programs that are generally available to other employees, including medical, dental, life, disability, pension, 401(k), employee assistance, and similar retirement and health and group insurance plans.

In addition, each of our executive officers is eligible to participate in a supplemental executive retirement pension plan that permits benefits to be earned on compensation that is in excess of certain statutory limits that apply to the traditional pension plan, as more fully described in the Pension Benefits section of this proxy statement. These plans provide executives with additional opportunities to save for retirement and the Committee believes that the benefits provided to executive officers through these plans serve as an important retention tool and are necessary for us to provide competitive benefits, according to the market data reviewed at the time the plans were implemented.

Executive officers are also eligible to participate in an executive supplemental retirement and deferred compensation plan that allows participants to defer compensation in excess of certain statutory limits in the tax-qualified 401(k) plan and provides a Company match on deferred compensation amounts that exceed certain limits in the tax-qualified 401(k) plan, allowing executives to earn an equivalent portion in Company matching funds as that available to the general workforce in the tax-qualified plan, as more fully described in the Nonqualified Deferred Compensation Section of this proxy statement. The Company does not pay or guarantee above-market returns. The appreciation, if any, in the account balances of plan participants is due solely to contributions by participants, any Company matching contributions and the underlying performance of the investment funds selected by the participants.

Executive officers also receive automobile allowances based on competitive market benchmarks, as do the Company's subsidiary presidents and certain sales personnel. Similarly, executive officers are eligible for relocation benefits under standard Company policy, which may be enhanced for executive officers and other management employees on a case-by-case basis. Certain executive officers and other senior managers also receive limited financial planning services, airline club memberships and an annual physical. Where applicable, the value of these items is disclosed in the Summary Compensation Table for Fiscal 2009 and accompanying notes. These

benefits are a very small percentage of total compensation for Named Executive Officers. The Company does not provide executives with a tax gross-up to cover personal income taxes that may apply to any of these benefits, except in the case of certain company-required, actual relocation costs that an officer must include as regular income.

Risk Assessment

In developing and reviewing the Company's executive incentive programs, the Committee analyzed the business risks inherent in program designs to ensure they do not induce executives to take unacceptable levels of business risk for the purpose of increasing their incentive plan awards at the expense of shareholder interests. The Committee is satisfied that the plan designs are conservative in this respect and that, together, the compensation components work as a check and balance to ensure executive incentives are fully consistent with shareholder interests. For example, the annual incentive compensation plan's goal to maximize current year earnings per share is balanced by the Company's long-term incentive plan that measures growth in earnings per share over a three-year period and by stock option grants that vest incrementally over four years with the potential to increase in value over the full ten-year term of the grant. Thus, the Committee believes these longer-term programs deter any appreciable risk that executives would maximize current year earnings in a manner that would impair the Company's future results.

Change in Control

In order to ensure key officers will always have their full energy and attention focused on the best interests of the Company's stakeholders, we have entered into double-trigger change in control termination protection agreements with our officers, including the Named Executive Officers, as more fully described in the Termination of Employment and Change in Control Arrangements section of this proxy statement. These are designed to induce officers to remain in the employ of the Company or any successor company in the event of certain changes in ownership or control by assuring compensation benefits if an officer is terminated without cause or resigns for good reason, as those terms are defined in the agreements. The Committee believes the amounts payable under these agreements provide executives with reasonable protection in light of the difficulty in securing comparable executive-level positions and in light of market information concerning typical practices of other companies. See the Termination of Employment and Change in Control Arrangements section that follows for further detail.

The Committee believes it is important to balance the need to provide an incentive for the Named Executive Officers to seek out and complete transactions that are in the best interests of the Company and its shareholders, while limiting option acceleration to events intended to protect the Company from certain types of change in control transactions and to events that defeat the retention purpose of time-vested equity, which results if the acquiring company does not assume or replace options. For these reasons, all options issued under the Company's 2004 Equity Incentive Plan, including those granted to the Named Executive Officers, become immediately vested and exercisable upon the consummation of certain events constituting a change in control of the Company, such as the acquisition by a third party of a significant portion of the Company's outstanding securities or if there is a significant change in the composition of the Board. In addition, in the event of a merger or other similar transaction, only options not assumed or replaced by the acquiring company will become immediately vested and exercisable. See the Termination of Employment and Change in Control Arrangements section that follows for further detail.

The Company does not provide executives with a tax gross-up to cover personal income taxes that may apply to any of these change in control benefits.

Stock Ownership Guidelines

The Committee believes its performance-based compensation programs strongly align executive interests with those of Company shareholders and that requiring further investment by the executive officers in the Company is neither necessary nor desirable. Accordingly, we have not implemented formal stock ownership guidelines for our executives. The Committee periodically reconsiders this subject to ensure the executives' interests are consistent with the Company's shareholders.

Tax Considerations

We considered the tax ramifications of the change in control termination protection agreements with our officers under Section 280G and Section 4999 of the Internal Revenue Code. To preserve our tax deduction in connection with the payments payable under these agreements and to avoid an excise tax for our officers, the agreements generally provide that in the event any payments under the agreements are considered to be "excess parachute payments" under Section 280G, either alone or together with other payments from us, the payments will be reduced so that the payments will not be treated as "excess parachute payments." However, this payment reduction will only take place if the reduction would provide to the officer a greater net, after-tax benefit than he or she would receive if the payments were not subject to the reduction. In no circumstance does the Company gross up such payments or otherwise pay an officer's individual tax liability.

In addition, we considered the impact of Section 409A of the Internal Revenue Code on our compensation programs. Section 409A imposes tax penalties on certain nonqualified deferred compensation arrangements. We operate our covered arrangements in a manner intended to avoid the adverse tax treatment under Section 409A.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed with management the above Compensation Discussion and Analysis. Based on that review and discussion, the Committee has recommended to the Board that this Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,

JERRY D. LEITMAN, CHAIRMAN
LEWIS E. BURNS
JOHN F. CLEARMAN
ANTHONY P. FRANCESCHINI

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

All members of the Compensation Committee during the 2009 fiscal year, each of who was listed in "Board and Board Committees - Compensation Committee" were independent directors and no member was an employee or former employee. No Compensation Committee member had any relationship requiring disclosure under Item 404 of Regulation S-K. No executive officer of the Company has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of the Board of Directors or the Compensation Committee during the 2009 fiscal year.

ADDITIONAL INFORMATION REGARDING EXECUTIVE COMPENSATION

The following tables and accompanying narrative disclosure should be read in conjunction with the Compensation Discussion and Analysis, which presents the objectives of our executive compensation and benefits programs.

Summary Compensation Table for Fiscal 2009

The table below summarizes certain compensation information for fiscal 2009 for our Chief Executive Officer, Chief Financial Officer and the three other most highly-compensated executive officers of the Company who were serving as executive officers at the end of fiscal 2009 (collectively, the "Named Executive Officers").

Name and Principal Position	Year	Salary ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compen-sation ($) (2)	Change in Pension Value & Nonqual-ified Deferred Compen-sation Earnings ($) (3)	All Other Compen-sation ($) (4)	Total ($)
Robert W. Cremin	2009	$ 868,942	$ 2,015,211	$ 1,987,146	$1,785,516	$ 74,691	$ 6,731,506
Chairman, President and	2008	849,231	2,002,820	2,044,380	176,024	74,931	5,147,386
Chief Executive Officer (5)	2007	793,077	1,741,845	2,028,580	146,859	64,668	4,775,029
Robert D. George	2009	415,207	447,675	699,578	319,851	33,330	1,915,641
Vice President, Chief	2008	408,692	466,215	695,145	—	33,462	1,603,514
Financial Officer, Secretary and Treasurer	2007	381,538	397,446	691,295	40,827	28,790	1,539,896
Frank E. Houston	2009	351,346	283,166	427,705	285,284	33,174	1,380,675
Group Vice President	2008	311,635	300,702	419,770	—	32,008	1,064,115
	2007	281,538	293,679	408,570	29,716	27,654	1,041,157
Stephen R. Larson	2009	386,538	381,975	614,419	917,961	38,579	2,339,473
Vice President, Strategy &	2008	374,519	394,831	600,155	93,714	37,052	1,500,271
Technology	2007	351,538	338,996	597,605	123,741	32,405	1,444,285
R. Bradley Lawrence *Group Vice President* (5)	2009	349,615	329,782	406,882	41,677	14,716	1,142,672

(1) Represents the compensation costs that we recognized in fiscal 2009 for the awards granted in fiscal 2009 and in prior fiscal years, calculated in accordance with ASC 718, formerly SFAS 123R, on the same basis used for financial reporting purposes for fiscal 2009. Assumptions used to calculate these amounts are included in Note 14, "Employee Stock Plans," of the audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended October 30, 2009.

(2) Represents amounts earned in fiscal 2009 under the annual incentive plan and the 2007-2009 performance cycle under the LTIP. Amounts earned under the annual incentive plan for fiscal 2009 were: Mr. Cremin, $617,106; Mr. George, $196,298; Mr. Houston, $148,105; Mr. Larson, $183,369, Mr. Lawrence, $164,562. Amounts earned under the 2007-2009 performance cycle under the LTIP were: Mr. Cremin, $1,370,040; Mr. George, $503,280; Mr. Houston, $279,600; Mr. Larson, $431,050; Mr. Lawrence, $242,320.

(3) Represents the annual increase in the actuarial present value of accumulated benefits under our Pension Plan and Supplemental Executive Retirement Plans (SERP – Pre 2005 and 2005+). In fiscal 2008, the Change in Pension Value for Mr. George was $(31,161) and the Change in Pension Value for Mr. Houston was $(55,359).

(4) Includes match payments under the Company's 401(k) plan ($7,350 for each Named Executive Officer) and the Company's Supplemental Executive Retirement & Deferred Compensation Plan (Mr. Cremin, $48,512; Mr. George, $14,916; Mr. Houston, $8,893; Mr. Larson, $13,070; Mr. Lawrence, $7,366). Also includes the following for each Named Executive Officer: Mr. Cremin (financial planning, automobile allowance and airline club memberships); Mr. George (automobile allowance, airline club memberships and cost of annual physical); Mr. Houston (financial planning and automobile allowance); Mr. Larson (financial planning, automobile allowance and cost of annual physical).

(5) Mr. Lawrence was promoted from Group Vice President to President and Chief Operating Officer in June of 2009. Mr. Cremin continued as Chairman and Chief Executive Officer.

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Grants of Plan-Based Awards Table for Fiscal 2009

The following table provides information regarding grants of plan-based awards to the Named Executive Officers under our 2009 Annual Incentive Compensation Plan, LTIP and the 2004 Equity Incentive Plan during fiscal 2009.

Name	Grant Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Maximum ($)	All Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Option Awards ($)
Robert W. Cremin	—	(1)	$ 131,250	$ 525,000	$ 1,050,000	—	$ —	$ —
	—	(2)	—	721,875	2,887,500	—	—	—
	12/11/08	(3)	—	—	—	128,100	32.00	2,123,097
Robert D. George	—	(1)	41,750	167,000	334,000	—	—	—
	—	(2)	—	233,800	935,200	—	—	—
	12/11/08	(3)	—	—	—	26,700	32.00	442,519
Frank E. Houston	—	(1)	32,400	126,000	252,000	—	—	—
	—	(2)	—	151,200	604,800	—	—	—
	12/11/08	(3)	—	—	—	17,300	32.00	286,726
Stephen R. Larson	—	(1)	39,000	156,000	312,000	—	—	—
	—	(2)	—	202,800	811,200	—	—	—
	12/11/08	(3)	—	—	—	23,100	32.00	382,854
R. Bradley Lawrence	—	(1)	29,700	115,500	231,000	—	—	—
	—	(2)	—	138,600	554,400	—	—	—
	12/11/08	(3)	—	—	—	15,800	32.00	261,865
	06/04/09	(3)	—	—	—	20,000	29.86	309,309

(1) This shows the potential value of the payout for each Named Executive Officer under the 2009 Annual Incentive Compensation Plan if the threshold, target or maximum goals are satisfied. The potential payouts are performance driven and therefore completely at risk. The business measurements, performance goals and calculation for determining the payout are described in the Compensation Discussion and Analysis section of this proxy statement. Actual amounts earned are disclosed in the Summary Compensation Table for Fiscal 2009 in this proxy statement.

(2) This shows the potential value of the payout for each Named Executive Officer under the LTIP if the target or maximum goals of the 2009-2011 performance cycle are satisfied. There is no threshold for this award. The potential payouts are performance driven and therefore completely at risk. The business measurements, performance goals and calculation determining the payout are described in the Compensation Discussion and Analysis section of this proxy statement. Any payouts under the 2009-2011 performance cycle will be made in fiscal 2012.

(3) The grants were made pursuant to the Company's 2004 Equity Incentive Plan. The exercise price of the options is equal to the closing price of the Common Stock on the date of grant. The options vest at the rate of twenty-five percent per year on each of the first four anniversaries of the date of grant.

Annual Incentive Compensation Plan and LTIP

Payments under the 2009 Annual Incentive Compensation Plan and the LTIP are tied to key measures of corporate performance relating to the following financial objectives: earnings per share, growth in earnings per share and return on invested capital. For additional information regarding the 2009 Annual Incentive Compensation Plan and the LTIP, please refer to the Compensation Discussion and Analysis section of this proxy statement.

2004 Equity Incentive Plan

Equity awards to our executive officers consist of stock options granted under the Company's 2004 Equity Incentive Plan. Stock options have a term of ten years and typically vest in equal annual installments over the period from the date of grant until the fourth anniversary of the date of grant. For additional information regarding the Company's 2004 Equity Incentive Plan, as proposed to be amended and restated, please refer to the proposal for Approval of Amended and Restated 2004 Equity Incentive Plan in the this proxy statement.

Fixed Cash Compensation in Proportion to Total Compensation

The proportion of fixed cash compensation (salary) compared to total compensation (as reported in the Summary Compensation Table for Fiscal 2009 included in this proxy statement) varies somewhat among the Named Executive Officers. Specifically, allocation among the different components of compensation varies based on the position and level of responsibility, and on market data provided by Watson Wyatt Worldwide that reflects the practices of other companies. For example, those Named Executive Officers with the greater ability to influence our performance will have a higher level of at-risk compensation in the form of an increased percentage of total compensation in stock options and cash-based incentive plan target awards. The lower the level of influence of an executive, the higher the percentage of their total compensation is in the form of base salary with a correspondingly lower percentage of stock options and cash-based incentive plan target awards. In general, the proportion of at-risk compensation increases with base salary level, which usually indicates relative scope and level of responsibility, such that those with higher salaries also have more of their total compensation at risk. Accordingly, executive compensation for higher-level executives is set to align closely with shareholder and Company long-term shared interests. In fiscal 2009, the percentage of fixed cash compensation as compared to total compensation was 13% for the Chief Executive Officer. For the other Named Executive Officers, the percentage of fixed cash compensation as compared to total compensation ranged between 17% and 30%.

Outstanding Equity Awards Table at Fiscal Year End 2009

The following table summarizes the total outstanding equity awards held as of October 30, 2009, by each of the Named Executive Officers.

			Option Awards			
			Number of Securities Underlying Unexercised Options			
Name	Grant Date		Exercisable (#)	Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Robert W. Cremin	01/18/01	(1)	30,000	—	$ 27.90	01/18/11
	12/05/02	(1)	40,000	—	17.90	12/05/12
	12/04/03	(1)	55,000	—	23.85	12/04/13
	12/09/04	(1)	45,000	—	34.30	12/09/14
	06/02/05	(1)	32,000	—	38.90	06/02/15
	12/08/05	(1)	58,125	19,375	38.98	12/08/15
	12/07/06	(1)	44,100	44,100	38.91	12/07/16
	12/06/07	(1)	18,100	54,300	53.00	12/06/17
	12/11/08	(1)	—	128,100	32.00	12/11/18
Robert D. George	06/08/00	(1)	25,000	—	14.75	06/08/10
	12/06/00	(1)	10,000	—	21.31	12/06/10
	12/06/01	(1)	15,000	—	15.82	12/06/11
	12/05/02	(1)	10,000	—	17.90	12/05/12
	12/04/03	(1)	12,000	—	23.85	12/04/13
	12/09/04	(1)	12,000	—	34.30	12/09/14
	06/02/05	(1)	5,500	—	38.90	06/02/15
	12/08/05	(1)	13,125	4,375	38.98	12/08/15
	12/07/06	(1)	10,400	10,400	38.91	12/07/16
	12/06/07	(1)	4,275	12,825	53.00	12/06/17
	12/11/08	(1)	—	26,700	32.00	12/11/18
Frank E. Houston	06/08/04	(1)	10,000	—	26.24	06/08/14
	03/29/05	(1)	25,000	—	33.77	03/29/15
	12/08/05	(1)	7,125	2,375	38.98	12/08/15
	12/07/06	(1)	5,750	5,750	38.91	12/07/16
	12/06/07	(1)	2,450	7,350	53.00	12/06/17
	12/11/08	(1)	—	17,300	32.00	12/11/18
Stephen R. Larson	12/06/01	(1)	15,000	—	15.82	12/06/11
	12/05/02	(1)	10,000	—	17.90	12/05/12
	12/04/03	(1)	12,000	—	23.85	12/04/13
	12/09/04	(1)	12,000	—	34.30	12/09/14
	06/02/05	(1)	2,600	—	38.90	06/02/15
	12/08/05	(1)	11,250	3,750	38.98	12/08/15
	12/07/06	(1)	8,900	8,900	38.91	12/07/16
	12/06/07	(1)	3,625	10,875	53.00	12/06/17
	12/11/08	(1)	—	23,100	32.00	12/11/18
R. Bradley Lawrence	06/08/04	(1)	7,500	—	26.24	06/08/14
	12/07/06	(1)	12,500	12,500	38.91	12/07/16
	12/06/07	(1)	2,200	6,600	53.00	12/06/17
	12/11/08	(1)	—	15,800	32.00	12/11/18
	06/04/09	(1)	—	20,000	29.86	06/04/19

(1) Options vest and become exercisable in four equal annual installments beginning on the first anniversary of the grant date.

Option Exercises in Fiscal 2009

The following table summarizes the option awards exercised during fiscal 2009 for each of the Named Executive Officers.

Name	Option Awards: Number of Shares Acquired on Exercise (#)	Option Awards: Value Realized on Exercise ($) (1)
Robert W. Cremin	—	$ —
Robert D. George	20,000	472,128
Frank E. Houston	—	—
Stephen R. Larson	—	—
R. Bradley Lawrence	—	—

(1) Represents the difference between the exercise price and the fair market value of our Common Stock on the date of exercise.

Retirement Benefits

Pension Benefits for Fiscal 2009

The table below provides information as of October 30, 2009, regarding the number of years of credited service, the present value of accumulated benefits payable at normal retirement age, and any payments made during the last fiscal year with respect to the Esterline Technologies Retirement Plan (the "Pension Plan"), the Esterline Corporation Supplemental Retirement Income Plan for Key Executives (the "SERP Pre 2005"), and the Esterline Technologies Corporation Supplemental Retirement Income Plan (the "SERP 2005+"). Esterline froze the SERP Pre 2005 plan on December 31, 2004, and the SERP 2005+ plan became effective January 1, 2005. No payments were made from these plans to any of the Named Executive Officers during fiscal 2009.

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit ($) (1)	Payments During Last Fiscal Year ($)
Robert W. Cremin	Pension Plan	30	$ 1,264,701	$ —
	SERP Pre 2005 (2)	29.5	2,337,764	—
	SERP 2005+ (2)	4.83	3,640,792	—
	Total		$ 7,243,257	$ —
Robert D. George	Pension Plan	11.83	$ 193,653	$ —
	SERP Pre 2005	7	107,141	—
	SERP 2005+	4.83	296,631	—
	Total		$ 597,425	$ —
Frank E. Houston	Pension Plan	23.83	$ 520,717	$ —
	SERP Pre 2005	N/A	—	—
	SERP 2005+	4.59	128,108	—
	Total		$ 648,825	$ —
Stephen R. Larson	Pension Plan	29.83	$ 950,757	$ —
	SERP Pre 2005	25	789,274	—
	SERP 2005+	4.83	942,100	—
	Total		$ 2,682,131	$ —
R. Bradley Lawrence	Pension Plan	2.77	$ 52,240	$ —
	SERP Pre 2005	N/A	—	—
	SERP 2005+ (3)	1.83	22,820	—
	Total		$ 75,060	$ —

(1) The assumptions and methodology used in calculating the estimated present values shown in this column are generally consistent with those used and disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended October 30, 2009, except that the Named Executive Officers are assumed to retire at their earliest unreduced retirement age (age 65) or their current age, if later, and no pre-retirement terminations or deaths are assumed to occur. Also, no additional compensation or service is assumed beyond the October 30, 2009, calculation date. The specific relevant assumptions include a discount rate of 5.875% and post-retirement mortality based on the 1994 Group Annuity Mortality tables.

(2) Pursuant to the SERPs, Mr. Cremin received 1.28 years of credited service for each year of service after September 29, 1996 until he reached age 65 in July 2005. For service after age 65, he received 1.0 years of credit for each year of subsequent service up to a maximum of 35 years credit.

(3) Effective November 1, 2009 with the promotion to CEO, Mr. Lawrence received a SERP formula enhancement, which results in a Present Value of Accumulated Benefit under the SERP of $332,755 for a total of $384,995.

Esterline's Pension Plan is a broad based, tax-qualified defined benefit pension plan that provides a benefit to eligible employees of the Company. Approximately 41% of all U.S. employees are eligible to participate in the Pension Plan.

Qualified pension benefits are based on a final average pay formula, which takes into account years of service and highest five-year average earnings, or a cash balance formula, with annual pay credits ranging from 2% to 6% of earnings plus an additional 2% of earnings in excess of the annual Social Security Taxable Wage Base, and interest credits which vary annually based on certain external indices. Earnings include base pay and annual and long term incentive pay subject to statutory limitations. As of January 1, 2003, participants were given the option of continuing to accrue benefits under the final average pay formula, or to earn benefits under the cash balance formula. Since that date, all new participants are enrolled in the cash balance formula. Participants earning benefits under the final average pay formula must contribute 1% of after-tax compensation each year, while no employee contributions are required under the cash balance formula.

The standard form of benefit payment is a single life annuity for participants who are not married and a 50% joint and surviving spouse annuity for married participants. Alternatively, participants may elect a joint and surviving spouse annuity with a continuation percentage of 75% or 100%, or a life annuity with payments guaranteed for a 5-year, 10-year or 15-year period. Benefits earned under the cash balance formula may also be paid as a lump sum.

The annual benefit at normal retirement (age 65) under the final average pay formula is the participant's highest five-year average pay less the participant's primary Social Security benefit times 1.6%, times the participant's credited service up to 30 years. Participants are eligible to receive early retirement benefits when they have completed five years of plan participation and their age plus service equals 65 years. For participants who elect to receive benefits prior to age 65, benefits are reduced by 6 2/3% per year between ages 60 and 65, 3 1/3% per year between ages 55 and 60, 3% per year between ages 50 and 55, and 2% per year below age 50.

The Supplemental Executive Retirement Plans (SERP – Pre 2005 and 2005+) provide benefit formulas that are similar to the final average pay formula and the cash balance formula in the Pension Plan, but permit benefits to be earned on compensation that is in excess of certain statutory limits that apply to the Pension Plan. However, amounts earned under the long-term incentive compensation plan are excluded from earnings used in the benefit formulas of the SERPs.

Nonqualified Deferred Compensation Table for Fiscal 2009

The table below provides information as of October 30, 2009, regarding each Named Executive Officer's activity in the Esterline Technologies Supplemental Executive Retirement & Deferred Compensation Plan (the "DC SERP"). It includes information on executive voluntary contributions, Company contributions and aggregate earnings during the fiscal year. There were no distributions from the DC SERP in fiscal 2009.

Name	Executive Contributions in Last Fiscal Year ($) (1)	Registrant Contributions in Last Fiscal Year ($) (2)	Aggregate Earnings in Last Fiscal Year ($) (3)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year End ($) (4)
Robert W. Cremin	$ 112,495	$ 37,231	$ 45,034	$ —	$ 194,760
Robert D. George	44,270	10,995	22,040	—	77,305
Frank E. Houston	16,964	7,634	5,500	—	30,098
Stephen R. Larson	27,255	9,747	8,954	—	45,956
R. Bradley Lawrence	16,177	8,075	5,788	—	30,040

(1) Represents elective deferrals of compensation that are also reported as compensation earned in the Summary Compensation Table for Fiscal 2009 in this proxy statement.

(2) Represents Company matching contributions to the DC SERP earned in fiscal 2009. Company contributions are also reported in the All Other Compensation column of the Summary Compensation Table for Fiscal 2009 in this proxy statement.

(3) Represents increases/decreases due to dividends, earnings, fees and investment gains/losses.

(4) Includes Company contributions earned in fiscal 2009 that will not be made until early 2010 following calendar and qualified plan year closing activities.

The DC SERP became effective on January 1, 2007. The plan provides an opportunity for participants to defer a portion of their cash compensation to be paid as a lump sum or in 10 annual installments upon retirement or at another future date. The executives may defer up to 75% of base pay and annual incentive compensation and up to 100% of long-term incentive compensation. Investment earnings are pursuant to each executive's individual elections from among available investment options, substantially similar to those in the Company's tax-qualified 401(k) plan, and are subject to daily valuation.

The DC SERP provides a Company match on part of the deferred compensation based on a formula that is substantially the same as that in the Company's tax-qualified 401(k) plan. The Company match applies to deferred compensation amounts that exceed certain statutory limits in the tax-qualified 401(k) plan. However, amounts earned under the long-term incentive compensation plan are excluded from earnings used in the match calculation of the DC SERP.

Termination of Employment and Change in Control Arrangements

Termination Protection Agreements. The Company has entered into termination protection agreements with the Named Executive Officers which are designed to induce them to remain in the employ of the Company or any successor company in the event of a "Change in Control Event" by assuring compensation benefits if an officer is terminated without "Cause" or resigns for "Good Reason," as defined in the agreements. In the event of such termination within two years after the day preceding a Change in Control Event, the agreements provide for:

- a pro rata amount of the average compensation received during the prior two years, calculated as follows: the average compensation received during the prior two years multiplied by a fraction, the numerator of which is the number of days the executive was employed during the fiscal year in which termination occurs and the denominator of which is 365, with the product reduced (but not below zero) by the base salary and car allowance paid to the executive with respect to his/her employment during the fiscal year in which termination occurs;
- a lump sum payment equal to all other earned, but unpaid amounts;
- a lump sum payment equal to three times the average compensation paid during the prior two years;
- reimbursement of certain legal fees and expenses associated with enforcing the agreement; and

- continuation of life insurance, health and accident and disability benefits for the remainder of the initial two-year period or until other full-time employment is accepted, unless participation in the Company's plans or programs is not practicable, in which case the Company may provide executive with substantially similar benefits or cash compensation on an after-tax basis sufficient for the executive to purchase such benefits.

In the event any payments under the termination protection agreements are considered to be "excess parachute payments" under Section 280G of the Internal Revenue Code, either alone or together with other Company payments, the payments will be reduced so that the payments will not be treated as "excess parachute payments." However, this payment reduction will only take place if the reduction would provide to the officer a greater net, after-tax benefit than he or she would receive if the payments were not subject to the reduction.

For purposes of the termination protection agreements, the following definitions apply:

"Cause" is generally defined as:

- the willful and continued failure by the executive to substantially perform his duties and obligations to the Company (other than any such failure resulting from illness, sickness, or physical or mental incapacity) which failure continues after the Company has given notice to the executive; or
- the willful engaging by the executive in misconduct that is significantly injurious to the Company, monetarily or otherwise.

"Good Reason" is generally defined as:

- a material diminution in the executive's authority, duties, or responsibilities, including, for example, assignment to the executive of any duties inconsistent with, or the reduction of powers or functions associated with, his positions, duties, responsibilities and status with the Company immediately prior to the transaction or any removal of the executive from or any failure to re-elect the executive to any positions or offices the executive held immediately prior to the transaction, except in connection with the termination of the executive's employment by the Company for cause or for disability, or a material negative change in the employment relationship, such as the failure to maintain a working environment conducive to the performance of the executives' duties or the effective exercise of the powers or functions associated with the executive's position, responsibilities and status with the Company immediately prior to the transaction;
- the Company's failure to pay the executive a monthly base salary at least equal to the then applicable minimum base salary provided for in the agreement;
- the Company's failure to pay the executive, within 75 days following the end of a fiscal year, compensation with respect to each such fiscal year ending after the transaction in an amount at least equal to the minimum total compensation provided for in the agreement;
- the Company's mandatory transfer of the executive to another geographic location, without the executive's consent, outside of a twenty (20) mile radius from the executive's current location;
- Company action or omission, in its capacity as a plan administrator or otherwise, that would adversely affect the executive's participation in any fringe benefit program in effect at the time of the transaction, or materially reduce the value of his benefits under any such program; or
- failure by the Company to obtain an assumption of the obligations of the Company to perform the agreement by any successor.

Termination of employment by the executive will not be deemed to be for "Good Reason" unless the executive provides notice to the Company of the Good Reason conduct or event within 90 days of its occurrence and the Company has a 30-day opportunity after such notice to cure such conduct or event.

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"Change in Control Event" is generally defined as:

- an acquisition by any individual, entity or group of beneficial ownership of 30% or more of either (1) the then outstanding shares of Common Stock of the Company or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, excluding, certain acquisitions involving the Company or a related company; or
- a change in the composition of the Board during any two-year period such that the incumbent Board members cease for any reason to constitute at least a majority of the Board (not including directors whose election was approved by at least two-thirds of the incumbent Board).

Equity Plans. As of October 30, 2009, all options held by the Named Executive Officers issued under the Company's 1997 Stock Option Plan were fully vested and exercisable pursuant to their original vesting terms. All options held by the Named Executive Officers issued pursuant to the Company's 2004 Equity Incentive Plan become fully and immediately vested and exercisable immediately prior to a "Company Transaction" that is not a "Change in Control" or a "Related Party Transaction," unless such awards are converted, assumed, or replaced by the successor company. All options held by the Named Executive Officers issued pursuant to the Company's 2004 Equity Incentive Plan become fully and immediately vested and exercisable immediately prior to a "Change in Control." For a summary of the definitions of "Company Transaction," "Related Party Transaction" and "Change in Control" under the Company's 2004 Equity Incentive Plan, please refer to the proposal for Approval of Amended and Restated 2004 Equity Incentive Plan in this proxy statement.

Annual Incentive Compensation Plan. Under the terms of the 2009 Annual Incentive Compensation Plan, participants must remain employed by the Company through the entire fiscal year and through the payment date (within 60 days following fiscal year-end) to be entitled to receive payment, unless termination is due to retirement, disability or death, in which case the participant will be entitled to a pro-rata amount based on the participant's period of active employment.

Long-Term Incentive Plan. Under the terms of the LTIP, participants must be actively employed by the Company through the entire performance period and through the payment date (no later than two-and-a-half months following approval by the Audit Committee of the Company's financial reports for the pertinent fiscal periods) to be entitled to receive payment, unless termination is due to retirement, disability or death, in which case the participant will be entitled to the actual award for the full performance period in the normal course so long as the participant completed at least one year of continuous employment during the performance period.

Pension Plans. Under the terms of the Pension Plan and SERPs (Pre 2005 and 2005+), a participant must earn five years of service to receive a termination benefit. Disability benefits are available to any active participant who becomes totally and permanently disabled and remains so until normal retirement age. The disability benefit is calculated assuming the rate of pay at disability continues in effect until normal retirement age, and includes service from the date of disability until normal retirement age. Normal retirement age is 65, with 5 years of service, and early retirement can occur once a participant's age plus years of service equal at least 65 years.

ESTERLINE | 2010 | PROXY

Potential Payments Upon Termination of Employment or Change in Control

The estimated potential incremental payments and benefits for the Named Executive Officers under each termination scenario are outlined in the following table. The table does not include amounts payable under the DC SERP and benefits generally available to all employees on a non-discriminatory basis or earned benefits, which are payments and benefits that the Named Executive Officers would have already earned during their employment with us whether or not a termination or change in control event had occurred. Actual amounts payable can only be determined at the time of termination or change in control.

		Termination Scenario [1]			
Name	Benefit	Voluntary ($)	Retirement, Death or Disability ($)	Involuntary Termination With or Without Cause ($)	Change in Control Termination ($)
Robert W. Cremin	Severance Payment [2]	$ —	$ —	$ —	$ 8,554,737
	Cash Incentives [3]	—	3,326,021	—	1,972,768
	Accelerated Equity [4]	—	—	—	1,496,855
	Benefit Continuation [5]	—	—	—	24,082
	Excess Retirement Benefit [6]	—	—	—	—
	Excess Retirement Benefit [7]	—	—	—	—
	Reduction of CIC Benefits [8]	—	—	—	—
Robert D. George	Severance Payment [2]	$ —	$ —	$ —	$ 3,286,754
	Cash Incentives [3]	—	1,159,378	—	670,474
	Accelerated Equity [4]	—	—	—	316,911
	Benefit Continuation [5]	—	—	—	33,920
	Excess Retirement Benefit [6]	44,654	44,654	44,654	44,654
	Excess Retirement Benefit [7]	—	144,158	—	—
	Reduction of CIC Benefits [8]	—	—	—	(823,723)
Frank E. Houston	Severance Payment [2]	$ —	$ —	$ —	$ 2,234,521
	Cash Incentives [3]	—	708,905	—	383,563
	Accelerated Equity [4]	—	—	—	200,737
	Benefit Continuation [5]	—	—	—	24,535
	Excess Retirement Benefit [6]	4,185	4,185	4,185	4,185
	Excess Retirement Benefit [7]	—	338,841	—	—
	Reduction of CIC Benefits [8]	—	—	—	—
Stephen R. Larson	Severance Payment [2]	$ —	$ —	$ —	$ 2,919,852
	Cash Incentives [3]	—	1,009,219	—	576,876
	Accelerated Equity [4]	—	—	—	273,759
	Benefit Continuation [5]	—	—	—	23,652
	Excess Retirement Benefit [6]	—	—	—	—
	Excess Retirement Benefit [7]	—	—	—	—
	Reduction of CIC Benefits [8]	—	—	—	—
R. Bradley Lawrence	Severance Payment [2]	$ —	$ —	$ —	$ 2,256,971
	Cash Incentives [3]	—	663,482	—	392,839
	Accelerated Equity [4]	—	—	—	444,738
	Benefit Continuation [5]	—	—	—	23,782
	Excess Retirement Benefit [6]	492	492	492	492
	Excess Retirement Benefit [7]	—	24,082	—	—
	Reduction of CIC Benefits [8]	—	—	—	—

(1) All scenarios assume termination and/or change in control occurred on October 30, 2009, the last day of fiscal 2009. The closing price of our Common Stock on that date was $42.11 per share.

ESTERLINE | 2010 | PROXY

(2) All executives receive a lump sum payment equal to three times the Minimum Total Compensation, generally defined as the aggregate gross cash compensation paid to the executive during the 24 month period prior to the change in control, divided by two.

(3) The amounts under the Retirement, Death or Disability column represent (1) actual amounts earned under the 2009 Annual Incentive Compensation Plan and the 2007-2009 performance cycle under the LTIP that participants would only be entitled to if termination was due to retirement, death or disability, plus (2) target amounts under the 2008-2010 and 2009-2011 performance cycles under the LTIP that participants would only be entitled to if termination was due to retirement, death or disability. The terms of the LTIP provide that participants are entitled to the actual award for the full performance period in the event of retirement, death or disability after at least one year of continuous employment during a performance cycle, but the amounts in the table reflect the target amounts for the 2008-2010 and 2009-2011 performance cycles because actual awards under these cycles cannot be determined at this time. The amounts under the Change in Control Termination column represent an amount equal to Minimum Total Compensation minus base salary and car allowance received during the fiscal year.

(4) Represents the difference between the closing price of the Company's Common Stock on October 30, 2009, and the exercise price of the accelerated options. Options accelerate even if the executive's employment is not terminated. For purposes of stock options granted under the 2004 Equity Incentive Plan, this assumes the stock options are not assumed or substituted for by the successor company in a company transaction.

(5) Represents the cost of continuation of benefits for two years after the transaction, which is the longest period provided for under the termination protection agreements. These benefits include medical, dental, accident, disability and life insurance.

(6) Represents the value of additional benefits due to early retirement or death for reasons other than disability in excess of what is shown in the Pension Benefits for Fiscal 2009 table in this proxy statement.

(7) Represents the value of additional benefits due to termination of employment as a result of disability in excess of what is shown in the Pension Benefits for Fiscal 2009 table in this proxy statement.

(8) Represents the reduction estimated to be necessary to avoid excise taxes under Section 280G of the Internal Revenue Code of 1986, as amended, on payments related to a change in control. Under the terms of the termination protection agreements, payments are only reduced if the reduction would provide the executive a greater net, after-tax benefit than he or she would receive if the payments were not subject to the reduction.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company reviews related party transactions. Related party transactions are transactions that involve the Company's directors, executive officers, director nominees, 5% or more beneficial owners of the Company's Common Stock, immediate family members of these persons, or entities in which one of these persons has a direct or indirect material interest. Transactions that are reviewed as related party transactions by the Company are transactions that involve amounts that would exceed $120,000 (the current threshold required to be disclosed in the proxy statement under SEC regulations and certain other similar transactions). Pursuant to the Company's Code of Business Conduct and Ethics, employees and directors have a duty to report any potential conflicts of interest to the appropriate level of management or to the Board of Directors, in the case of directors. The Company evaluates these reports along with responses to the Company's annual director and officer questionnaires for any indication of possible related party transactions. If a transaction is deemed by the Company to be a related party transaction, the information regarding the transaction is forwarded to the Audit Committee for review and approval. Pursuant to the Audit Committee's charter, it has been delegated the authority to review and approve all related party transactions.

AUDIT COMMITTEE REPORT

The Audit Committee of the Company's Board of Directors consists of four non-employee directors, each of whom the Board has determined (i) meets the independence criteria specified by the SEC and the requirements of Sections 303A.02 and other applicable sections of the NYSE listing standards and (ii) is financially literate in accordance with the requirements of Section 303A.07 of the NYSE listing standards. The Audit Committee annually reviews and reassesses its written charter, a copy of which is available on the Company's website at www.esterline.com under the Corporate Governance tab.

Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls for financial reporting. The Audit Committee is responsible for overseeing the Company's financial reporting processes on behalf of the Board of Directors. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements relating to the fiscal year ended October 30, 2009 and discussed with management the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee selects and retains the Company's independent registered public accounting firm.

The Audit Committee discussed with the independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters relating to the audit required to be discussed by Statements of Auditing Standards No. 114. In addition, the Audit Committee has discussed with the independent registered public accounting firm the accounting firm's independence from management and the Company and received the written disclosures from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board requiring the independent accountant's communications with the Audit Committee concerning independence.

The Audit Committee discussed with the Company's internal auditors and the independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee met with the internal auditors and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended October 30, 2009, for filing with the Securities and Exchange Commission.

Respectfully submitted,

PAUL V. HAACK, CHAIRMAN
ROBERT S. CLINE
ANTHONY P. FRANCESCHINI
JAMES J. MORRIS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES

The aggregate fees billed by Ernst & Young LLP, the Company's independent registered public accounting firm, in fiscal 2009 and 2008 were as follows:

	Fees	
	2009	2008
Audit fees (1)	$ 3,595,609	$ 4,095,610
Audit-related fees (2)	47,950	90,132
Tax fees (3)	213,660	347,978
All other fees	2,790	11,568

(1) Includes professional services for the audit of the Company's annual financial statements, reviews of the financial statements included in the Company's Form 10-Q filings, services that are normally provided by the Company's independent registered public accounting firm in connection with statutory and regulatory filings or engagements and services that generally only the independent registered public accounting firm can reasonably provide, such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the SEC.

(2) Includes fees associated with assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements, including, if applicable, fees related to assistance in financial due diligence related to mergers and acquisitions and consultation regarding generally accepted accounting principles.

(3) Includes fees associated with tax compliance, tax advice, and domestic and international tax planning. This category includes fees relating to tax planning on mergers and acquisitions, restructurings and other services related to tax disclosure and filing requirements.

The Audit Committee has adopted procedures for pre-approving all audit and permissible non-audit services provided by the independent registered public accounting firm. The Audit Committee may either pre-approve such services without consideration of specific case-by-case services ("general approval") or pre-approve specific services ("specific pre-approval"). Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee. In some cases, pre-approval is provided by the full Audit Committee for up to a year, and relates to a particular category or group of services and is subject to a specific budget. In other cases, the Chairman of the Audit Committee has the delegated authority from the Audit Committee to pre-approve additional services, and such pre-approvals are then communicated to the full Audit Committee at the following meeting. When pre-approving services, the Audit Committee considers whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee also considers whether the independent registered public accounting firm is best positioned to provide the most effective and efficient services, for reasons such as familiarity with the Company's business, people, culture, accounting systems, and risk profile and whether the services enhance the Company's ability to manage or control risks and improve audit quality.

All requests or applications for services to be provided by the independent registered public accounting firm that do not require specific pre-approval by the Audit Committee will be submitted to the Chief Financial Officer and must include a detailed description of the services to be rendered. The Audit Committee will be informed on a timely basis of any such services rendered by the independent registered public accounting firm. Requests or applications to provide services that require specific pre-approval by the Audit Committee will be submitted to the Audit Committee by both the independent registered public accounting firm and the Chief Financial Officer and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence. The Audit Committee has designated the Corporate Controller to monitor the services provided by the independent registered public accounting firm, to determine whether such services are in compliance with the pre-approval policy and to report the results of such monitoring to the Audit Committee on a periodic basis.

ESTERLINE | 2010 | PROXY

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about the shares of Common Stock that may be issued upon the exercise of options, warrants and rights under the Non-Employee Directors' Stock Compensation Plan, the Amended and Restated 1997 Stock Option Plan, the 2002 Employee Stock Purchase Plan and the 2004 Equity Incentive Plan, the only equity compensation plans of the Company in effect during the Company's last fiscal year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (2) (3)
Equity compensation plans approved by security holders	2,136,474	$ 34.37	1,111,974
Equity compensation plans not approved by security holders	—	—	—
Total	2,136,474	$ 34.37	1,111,974

(1) Includes 164,199 shares subject to outstanding options under the U.K. ShareSave Scheme, which is a subplan to the 2002 Employee Stock Purchase Plan.

(2) Of these shares, 1,071,980 shares are available for issuance under the 2004 Equity Incentive Plan and 39,994 shares are available for purchase under the 2002 Employee Stock Purchase Plan (not including the 164,199 shares subject to outstanding options under the U.K. ShareSave Scheme) as of the end of the Company's last completed fiscal year.

(3) Pursuant to the Non-Employee Directors' Stock Compensation Plan or the 2004 Equity Incentive Plan, as applicable, each of the Company's non-employee directors receives an automatic grant of shares of Common Stock not subject to any restriction within 45 days after each annual shareholders meeting with an aggregate market value of $60,000 based on the closing price of the Common Stock on that date.

APPROVAL OF AMENDED AND RESTATED 2004 EQUITY INCENTIVE PLAN

The Board of Directors of the Company is seeking shareholder approval of the amendment and restatement of the Esterline Technologies Corporation 2004 Equity Incentive Plan (the "2004 Plan" and, as amended and restated, the "Amended and Restated 2004 Plan") to increase the number of shares of the Company's Common Stock reserved for issuance by 500,000 shares. The Board approved the Amended and Restated 2004 Plan on December 10, 2009, subject to shareholder approval. The Board, the Compensation Committee and Company management all believe that the effective use of stock-based long-term incentive compensation has been integral to the Company's success in the past and is vital to its ability to achieve continued strong performance in the future.

In addition, the Board is asking shareholders to re-approve the material terms of the performance goals for performance-based awards set forth in the Amended and Restated 2004 Plan to provide the Company with the flexibility to grant awards under the Amended and Restated 2004 Plan that qualify as "performance-based" compensation under Section 162(m) of the Code. Under Section 162(m) of the Code, the Company is generally prohibited from deducting compensation paid to its principal executive officer and three other most highly compensated executive officers (other than the principal financial officer) in excess of $1,000,000 per person in any year. However, compensation that qualifies as "performance-based" is excluded for purposes of calculating the amount of compensation subject to the $1,000,000 limit. In general, one of the requirements of "performance-based" compensation for purposes of Section 162(m) of the Code is that the material terms of the performance goals under which the compensation may be paid must be disclosed to and approved by Company shareholders. By approving the Amended and Restated 2004 Plan, shareholders will also be re-approving, as required by Section 162(m) of the Code, the material terms of the performance goals under the Amended and Restated 2004 Plan, which were previously approved by shareholders in 2006.

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As of January 5, 2010, and not including the 500,000 shares for which shareholder approval is being sought, up to 3,126,650 shares of Common Stock were authorized for issuance under the 2004 Plan, which includes:

- 2,000,000 shares, plus
- 685,250 shares that were added from the Amended and Restated 1997 Stock Option Plan (the "1997 Plan") when shareholders initially approved the 2004 Plan, plus
- up to 565,750 shares that may be added from the 1997 Plan if they cease to be subject to outstanding options under the 1997 Plan other than by reason of exercise, of which 124,350 shares have already been issued under the 1997 Plan and will not be added to the 2004 Plan and 50,750 shares have been forfeited under the 1997 Plan and have already become available under the 2004 Plan, leaving up to 390,650 shares that may still become available under the 2004 Plan.

As of the same date, 1,919,425 shares were subject to outstanding options under the 2004 Plan, 81,875 shares have been issued upon exercise of options under the 2004 Plan and 520 shares have been issued to directors, leaving 734,180 shares available for grant, not including the 390,650 shares that may be added from the 1997 Plan.

In order to continue to have an appropriate supply of shares for equity incentives to recruit, hire and retain the talent required to successfully execute the Company's business plans, the Board believes that the Company will need the additional 500,000 shares to be available under the Amended and Restated 2004 Plan. While adding 500,000 shares to the Amended and Restated 2004 Plan will increase the potential dilution to shareholders, the Board believes the Company's equity compensation plans are well-managed and below norms for the Company's industry.

A copy of the Amended and Restated 2004 Plan is attached to this proxy statement as Annex A and is incorporated herein by reference. The following description of the Amended and Restated 2004 Plan is a summary and does not purport to be a complete description. See Annex A for more detailed information.

If the Amended and Restated 2004 Plan is not approved by the Company's shareholders, the 2004 Plan will continue as currently in effect.

The Board of Directors recommends a vote FOR approval of the Amended and Restated 2004 Equity Incentive Plan.

Description of the Amended and Restated 2004 Plan

Purpose

The purpose of the Amended and Restated 2004 Plan is to attract, retain and motivate employees, officers and directors of the Company and its affiliates by providing them the opportunity to acquire a proprietary interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.

Administration - The Compensation Committee

The Amended and Restated 2004 Plan is administered by the Compensation Committee of the Board. The committee has the authority to administer the plan, including, among other things, the power to select individuals to whom awards are granted, to determine the types of awards and the number of shares subject to each award, to set the terms, conditions and provisions of such awards, to cancel or suspend awards and to establish procedures pursuant to which the payment of any such awards may be deferred. The Board or the committee may delegate to one or more of the Company's officers, to the extent permitted by applicable law, the right to grant awards with respect to employees who are not officers or directors.

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Eligibility

Awards may be granted under the Amended and Restated 2004 Plan to employees, officers and directors, including non-employee directors, of the Company and its affiliates. As of January 5, 2010, approximately 8,910 employees (including 6 officers) and 10 non-employee directors were eligible to participate in the Amended and Restated 2004 Plan.

Types of Awards

The Amended and Restated 2004 Plan permits the granting of any or all of the following types of awards: (1) incentive and nonqualified stock options, (2) stock appreciation rights, (3) stock awards, restricted stock and stock units, (4) performance shares and performance units conditioned upon meeting performance criteria and (5) other stock or cash-based awards.

Stock Options. Stock options entitle the holder to purchase a specified number of shares of the Company's Common Stock at a specified price, which is called the exercise price, subject to the terms and conditions of the option grant. The exercise price of stock options under the Amended and Restated 2004 Plan must be at least 100% of the fair market value of the stock for the date of grant, except in the case of certain grants made or adjusted to assume or convert awards in connection with acquisition transactions. The committee will fix the term of each option, but no option under the Amended and Restated 2004 Plan will be exercisable more than ten years after the option is granted. Each option will become vested and exercisable at such time or times as determined by the committee. Options may be exercised, in whole or in part, by payment in full of the purchase price either in cash, delivery of the Company's Common Stock or delivery of other consideration, or by any combination of cash, stock and other consideration as may be determined by the committee. Options may also be exercised by means of a broker-assisted cashless exercise.

The committee may determine and set forth in a participant's option agreement whether an option will continue to be exercisable, and the terms and conditions of such exercise, after a termination of service with the Company or its affiliates. If no such period of time is stated in a participant's option agreement, a participant will generally be able to exercise the vested portion of his or her option for (i) three months following his or her termination for reasons other than cause, retirement, death or disability or (ii) three years following his or her termination due to retirement, death or disability. If a participant is terminated for cause, all options generally will automatically expire. If a participant dies after termination of service but while an option is still exercisable, the portion of the option that was vested and exercisable as of the date of termination will generally expire on the one-year anniversary of the participant's death. In no event will an option be able to be exercised later than the expiration of its term.

Stock Appreciation Rights ("SARs"). SARs may be granted alone ("freestanding") or in addition to other awards and may, but need not, relate to a specific option granted under the Amended and Restated 2004 Plan ("related option"). Upon exercise of an SAR, the holder is entitled to receive the excess of the fair market value of the shares for which the right is exercised over the grant price of the SAR. The committee may impose any conditions or restrictions on the exercise of an SAR as it deems appropriate; however, under the Amended and Restated 2004 Plan the grant price of a freestanding SAR must be at least 100% of the fair market value of the Company's Common Stock for the date of grant, except for certain grants made or adjusted to assume or convert awards in connection with acquisition transactions, and the term will not be more than ten years. Payment upon such exercise may be in cash, stock, any combination of cash and stock or in any manner determined by the committee. Any related option will no longer be exercisable to the extent the SAR has been exercised, and the related SAR will generally be canceled to the extent the option has been exercised.

Stock Awards, Restricted Stock and Stock Units. Awards of shares of stock, or awards designated in units of stock, may be granted under the Amended and Restated 2004 Plan. These awards may be made subject to forfeiture restrictions at the committee's discretion, and the committee may waive any such restriction at any time in its sole discretion. Such restrictions may be based on continuous service with the Company or its affiliates and/or the achievement of performance criteria, as determined by the committee. Upon the satisfaction of or release from any terms, conditions and restrictions of restricted stock or stock units (a) shares of restricted stock will become freely transferable and (b) stock units will be paid in shares or, if provided for in the award agreement, in cash or a combination of cash and shares.

Performance Awards. Performance awards may be in the form of performance shares, which are units valued by reference to shares of stock, or performance units, which are units valued by reference to property other than stock. Performance shares or performance units may be payable upon the attainment of performance criteria and other terms and conditions as established by the committee, and the amount of any payment may be adjusted on the basis of such further conditions as the committee determines. Performance awards may be paid in cash, stock or other property or in any combination of cash, stock and other property, in the discretion of the committee.

Other Stock or Cash-Based Awards. Incentives payable in cash or in shares of Common Stock subject to terms and conditions determined by the committee may be granted either alone or in addition to other awards granted under the Amended and Restated 2004 Plan.

Shares Subject to the Amended and Restated 2004 Plan

Number of Shares Authorized for Issuance. The Amended and Restated 2004 Plan authorizes the issuance of up to 3,751,000 shares of Common Stock, which includes: (1) 2,500,000 shares, (2) 685,250 shares not issued or subject to outstanding awards under the 1997 Plan at the time it was terminated, and (3) up to 565,750 shares that may become available for issuance under the Amended and Restated 2004 Plan to the extent such shares cease to be subject to outstanding options under the 1997 Plan other than by reason of exercise, of which 124,350 of these shares have already been issued under the 1997 Plan as of January 5, 2010, and will not be added to the Amended and Restated 2004 Plan and 50,750 of these shares have been forfeited under the 1997 Plan as of January 5, 2010, and have already become available under the Amended and Restated 2004 Plan, leaving up to 390,650 shares that may still become available under the Amended and Restated 2004 Plan. Shares of Common Stock covered by an award granted under the Amended and Restated 2004 Plan will not be counted as used unless and until they are actually issued and delivered to a participant. Shares relating to awards granted under the Amended and Restated 2004 Plan that are forfeited, settled for cash or otherwise terminated and shares withheld by or tendered to the Company in connection with the exercise of an option or the purchase price for any other award granted under the Amended and Restated 2004 Plan or in connection with the satisfaction of tax withholding obligations relating to awards will become available for issuance under the Amended and Restated 2004 Plan. Awards made or adjusted to assume or convert awards in connection with acquisition transactions will not reduce the number of shares authorized for issuance under the Amended and Restated 2004 Plan. The shares of stock deliverable under the Amended and Restated 2004 Plan may consist in whole or in part of authorized and unissued shares or shares now held or subsequently acquired as treasury shares. The committee will adjust the aggregate number and kind of shares authorized for issuance under the Amended and Restated 2004 Plan and the number and kind of shares subject to outstanding awards under the Amended and Restated 2004 Plan (and the per share price of such securities) in the event of a change affecting shares of Common Stock, such as a stock dividend, stock split, recapitalization, reorganization, merger or similar event.

Limitations on Use of Shares Subject to the Amended and Restated 2004 Plan. Subject to adjustment in the event of a stock dividend, stock split, recapitalization, reorganization, merger or similar event, the committee may not make awards other than performance units under the Amended and Restated 2004 Plan to any single participant who is a "covered employee" for purposes of Section 162(m) of the Code in any calendar year that relate to more than 325,000 shares of Common Stock, except that the committee may make a one-time award to a newly hired participant relating to up to 650,000 shares of Common Stock. In addition, the committee may not grant performance units to any single covered employee in any one calendar year with a maximum dollar value greater than $4,000,000. The maximum number of shares that may be issued under the Amended and Restated 2004 Plan pursuant to awards, other than options and stock appreciation rights, that contain no restriction or restrictions based solely on continuous employment or services for less than three years (except for termination of employment by reason of death, disability or retirement) is 50% of the maximum number of shares reserved under the Amended and Restated 2004 Plan. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the Amended and Restated 2004 Plan is the total stated number of shares reserved under the Amended and Restated 2004 Plan.

Nonassignability of Awards

Unless the committee determines otherwise, no award granted under the Amended and Restated 2004 Plan may be sold, assigned, transferred, pledged or otherwise encumbered by a participant, other than by will, by designation of a beneficiary in a manner established by the committee or by the laws of descent and distribution. Each award may be exercisable, during the participant's lifetime, only by the participant.

Term, Termination and Amendment

Unless earlier terminated by the Board or the committee, the Amended and Restated 2004 Plan will terminate on March 3, 2014. The Board or the committee may generally amend, alter, suspend, discontinue or terminate all or a portion of the Amended and Restated 2004 Plan at any time, as long as the rights of a participant are not materially impaired without the participant's consent, subject to shareholder approval to the extent necessary to comply with applicable law, stock exchange rule or regulatory requirements or, as determined by the committee, to qualify with tax requirements. The committee may amend the terms of any award granted, prospectively or retroactively, but cannot materially impair the rights of any participant without the participant's consent. Also, generally, no change or adjustment may be made to an outstanding incentive stock option, without the consent of the participant that would cause the incentive stock option to fail to continue to qualify as an incentive stock option under the Code.

Repricing

Without shareholder approval, the committee may not (1) reprice options or SARs (except in connection with certain adjustments, such as a stock dividend, stock split, recapitalization, reorganization, merger or similar event) or (2) grant options or amend options to provide for the grant of a new option on exercise of the original option.

Performance-Based Compensation under Section 162(m)

As noted above, under Section 162(m) of the Code, the Company is generally prohibited from deducting compensation paid to its principal executive officer and three other most highly compensated executive officers (other than the principal financial officer) in excess of $1,000,000 per person in any year. However, compensation that qualifies as "performance-based" is excluded for purposes of calculating the amount of compensation subject to the $1,000,000 limit. If the committee intends to qualify an award under the Amended and Restated 2004 Plan as "qualified performance-based compensation" under Section 162(m) of the Code, the performance goals it may choose include any of the following, or any combination, for the Company as a whole, or as any business unit, as reported or calculated by the Company: return on average common shareholders' equity; return on average equity; return on equity; return on invested capital; total shareholder return; stock price appreciation; efficiency ratio (other expense as a percentage of other income plus net interest income); net operating expense (other income less other expense); earnings per share; earnings per diluted share; operating earnings (earnings before transaction-related expense) per diluted share; net operating earnings (earnings before transaction-related expense) per diluted share; book value per share; cash flows (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital); working capital; earnings (including or excluding interest, taxes, depreciation, amortization, extraordinary items, restructuring charges or other expense(s)); net income; operating income (including or excluding depreciation, amortization, extraordinary items, restructuring charges or other expense(s)); revenues; operating revenues; return on assets; return on nondepreciable assets; return on average assets; debt; debt plus equity; market or economic value added; lost control; strategic initiatives; net income; improvement in capital structure; ratio of non-performing to performing assets; return on an investment in an affiliate; net interest income; net interest margin; ratio of common equity to total assets; regulatory compliance metrics; and customer service metrics. Such performance goals also may be based on the Company's achievement of specified levels of performance for the Company as a whole or any business unit under one or more of the performance criteria described above relative to the performance of other corporations.

ESTERLINE | 2010 | PROXY

Company Transaction and Change in Control

Company Transaction. Under the Amended and Restated 2004 Plan, to maintain all of the participants' rights in the event of a Company transaction that is not a change in control or a related party transaction, unless the committee determines otherwise at the time of grant with respect to a particular award:

- All outstanding awards other than performance awards become fully and immediately exercisable immediately prior to the Company transaction, unless such awards are converted, assumed, or replaced by the successor company
- Performance awards earned and outstanding become payable in full at the target level. Any remaining performance awards for which payout has not been determined become prorated at the target level. Deferrals or other restrictions not waived by the committee will remain in effect.
- The Company can elect to cash-out awards.

Change in Control. Under the Amended and Restated 2004 Plan, to maintain all of the participants' rights in the event of a change in control of the Company (as described below), unless the committee determines otherwise at the time of grant with respect to a particular award:

- Any options and stock appreciation rights shall become fully exercisable and vested to the full extent of the original grant.
- Any restrictions and deferral limitations applicable to any restricted stock or stock units shall lapse.
- All performance awards shall be considered to be earned and payable in full at the target level, and any deferral or other restriction shall lapse and such performance stock and performance units shall be immediately settled or distributed.
- Any restrictions and deferral limitations and other conditions applicable to any other awards shall lapse, and such other awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant.
- The committee can provide a cash-out right for awards in connection with a change in control.

Definition of Company Transaction. Under the Amended and Restated 2004 Plan, a Company transaction generally means the consummation of any of the following:

- a merger or consolidation of the Company with or into any other company or other entity;
- a sale in one transaction or a series of transactions undertaken with a common purpose of at least 50% of the Company's outstanding voting securities; or
- a sale, lease, exchange or other transfer in one transaction or a series of related transactions undertaken with a common purpose of at least 50% of the Company's assets.

Definition of Related Party Transaction. Under the Amended and Restated 2004 Plan, a related party transaction generally means a Company transaction pursuant to which:

- the beneficial ownership of the Company or the resulting company remains the same with respect to at least 70% of the voting power of the outstanding voting securities in substantially the same proportions as immediately prior to such Company transaction;
- no entity (other than the Company or an affiliate) will beneficially own 30% or more of the outstanding shares of Common Stock of the resulting company or the voting power of the outstanding voting securities; and
- the Company's incumbent Board will, after the Company transaction, constitute at least a majority of the Board of the company resulting from such Company transaction.

ESTERLINE | 2010 | PROXY

Definition of Change in Control. Under the Amended and Restated 2004 Plan, a change in control of the Company generally means the occurrence of any of the following events:

- an acquisition of beneficial ownership of 30% or more of either (a) the then outstanding shares of Common Stock of the Company or (b) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (excluding any acquisition directly from the Company, any acquisition by the Company, any acquisition by any employee benefit plan of the Company, or a related party transaction).
- a change in the composition of the Board during any two-year period such that the incumbent Board members cease to constitute at least a majority of the Board (not including directors whose election was approved by at least two-thirds of the incumbent Board).

U.S. Federal Income Tax Consequences

The following discussion briefly describes the material U.S. federal income tax consequences of the Amended and Restated 2004 Plan generally applicable to the Company and to participants who are subject to U.S. federal taxation. The discussion is general in nature and does not address issues relating to the tax circumstances of any individual participant or any participant who is not subject to U.S. federal taxation. The discussion is based on the Code, applicable Treasury regulations and administrative and judicial interpretations thereof, each as in effect on the date of this proxy statement and is, therefore, subject to future changes in the law, possibly with retroactive effect. The discussion does not address the consequences of any estate, gift, state, local or foreign tax laws.

Stock Options

Nonqualified Stock Options. A participant generally will not recognize taxable income upon the grant or vesting of a nonqualified stock option with an exercise price at least equal to the fair market value of the Common Stock on the date of grant and no additional deferral feature. Upon the exercise of a nonqualified stock option, a participant generally will recognize taxable ordinary income equal to the difference between the fair market value of the shares on the date of exercise and the option exercise price. When a participant sells the shares, the participant generally will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the greater of the fair market value of the shares on the exercise date or the option exercise price.

Incentive Stock Options. A participant generally will not recognize taxable income upon the grant or vesting of an incentive stock option. If a participant exercises an incentive stock option during employment or within three months after his or her employment ends other than as a result of death (12 months in the case of disability), the participant will not recognize taxable income at the time of exercise for regular U.S. federal income tax purposes (although the participant generally will have taxable income for alternative minimum tax purposes at that time as if the option were a nonqualified stock option). If a participant sells or otherwise disposes of the shares after the later of (a) one year from the date the participant exercised the option and (b) two years from the grant date of the option, the participant will recognize long-term capital gain or loss equal to the difference between the amount the participant received in the sale or exchange and the option exercise price. If a participant disposes of the shares before these holding period requirements are satisfied, the disposition will constitute a disqualifying disposition, and the participant generally will recognize taxable ordinary income in the year of disposition equal to the excess, as of the date of exercise of the option, of the fair market value of the shares received over the option exercise price (or, if less, the excess of the amount realized on the sale of the shares over the option exercise price). Additionally, the participant will have long-term or short-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received upon disposition of the shares and the option exercise price increased by the amount of ordinary income, if any, the participant recognized.

With respect to both nonqualified stock options and incentive stock options, special rules apply if a participant uses shares already held by the participant to pay the exercise price or if the shares received upon exercise of the option are subject to a substantial risk of forfeiture by the participant.

ESTERLINE | 2010 | PROXY

Stock Appreciation Rights

A participant generally will not recognize taxable income upon the grant or vesting of an SAR with a grant price at least equal to the fair market value of the Common Stock on the date of grant and no additional deferral feature. Upon the exercise of an SAR, a participant generally will recognize compensation taxable as ordinary income equal to the difference between the fair market value of the underlying shares on the date of exercise and the grant price of the SAR.

Unrestricted Stock Awards

Upon receipt of a stock award that is not subject to restrictions, a participant generally will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid to the Company by the participant for the shares. When a participant sells the shares, the participant generally will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the amount, if any, paid to the Company by the participant for the shares plus the amount of taxable ordinary income recognized by the participant upon receipt of the shares.

Restricted Stock Awards

Upon receipt of a restricted stock award, a participant generally will recognize taxable ordinary income when the shares cease to be subject to restrictions in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid to the Company by the participant for the shares. However, no later than 30 days after a participant receives the restricted stock award, the participant may elect to recognize taxable ordinary income in an amount equal to the fair market value of the shares at the time of receipt. Provided that the election is properly made in a timely manner when the restrictions on the shares lapse, the participant will not recognize any additional income. When a participant sells the shares, the participant generally will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the amount, if any, paid to the Company by the participant for the shares plus the amount of taxable ordinary income recognized by the participant either at the time the restrictions lapsed or at the time of election, if an election was made by the participant. If the participant forfeits the shares to the Company (e.g., upon the participant's termination prior to expiration of the restriction period), the participant may not claim a deduction with respect to the income recognized as a result of the election.

Any dividends paid with respect to shares of restricted stock generally will be taxable as ordinary income to the participant at the time the dividends are received.

Performance Awards and Other Stock Unit Awards

A participant generally will not recognize taxable income upon the grant of a performance award. Upon the distribution of cash, shares or other property to a participant pursuant to the terms of a performance award, the participant generally will recognize taxable ordinary income equal to the excess of the amount of cash or the fair market value of any property transferred to the participant over any amount paid to the Company by the participant with respect to the award. The tax consequences of other stock unit awards will depend upon the specific terms of each award.

Tax Consequences to the Company

In the foregoing cases, the Company generally will be entitled to a deduction at the same time and in the same amount as a participant recognizes ordinary income, subject to any limitations imposed under the Code.

Code Section 162(m)

Under Section 162(m) of the Code, as described above, the Company is generally prohibited from deducting compensation paid to its principal executive officer and three other most highly compensated executive officers (other than the principal financial officer) in excess of $1,000,000 per person in any year. However, compensation

that qualifies as "performance-based" is excluded for purposes of calculating the amount of compensation subject to the $1,000,000 limit. The Company is submitting the Amended and Restated 2004 Plan for shareholder approval to provide the Company with the flexibility to grant awards under the Amended and Restated 2004 Plan that qualify as "performance-based" compensation under Section 162(m) of the Code.

Section 409A

The Company intends that awards granted under the Amended and Restated 2004 Plan comply with, or otherwise be exempt from, Section 409A of the Code, but makes no representation or warranty to that effect.

Tax Withholding

The Company is authorized to withhold from any award granted or payment due under the Amended and Restated 2004 Plan the amount of any withholding taxes due in respect of the award or payment and to take such other action as may be necessary to satisfy all obligations for the payment of applicable withholding taxes. The committee is authorized to establish procedures for election by participants to satisfy their obligations for the payment of withholding taxes by delivery of shares of the Company's stock or by directing the Company to retain stock otherwise deliverable in connection with the award.

Other Information

A new plan benefits table, as described in the federal proxy rules, is not provided because all awards made under the Amended and Restated 2004 Plan are discretionary. However, please refer to the Summary Compensation Table for Fiscal 2009 and the Grants of Plan-Based Awards Table for Fiscal 2009 of this proxy statement, which set forth information regarding the awards made to Named Executive Officers in the last fiscal year. The closing price of the Company's Common Stock, as reported on the New York Stock Exchange on January 5, 2010, was $41.05 per share.

APPROVAL OF AMENDED AND RESTATED 2002 EMPLOYEE STOCK PURCHASE PLAN

The Board of Directors believes that the Esterline Technologies Corporation 2002 Employee Stock Purchase Plan provides a valuable opportunity to employees to acquire an ownership interest in the Company and provides shareholder value by aligning employee and shareholder interests. The Board is seeking shareholder approval of the amendment and restatement of the Esterline Technologies Corporation 2002 Employee Stock Purchase Plan (the "ESPP" and, as amended and restated, the "Amended and Restated ESPP") so that the Company may continue to offer the benefits of the ESPP to eligible employees. Principal among the proposed amendments to the ESPP are an:

- **Increase in the Number of Shares Available for Issuance**. The Board has approved an increase in the number of shares of Common Stock available for issuance under the Amended and Restated ESPP by 800,000 shares, from 700,000 to 1,500,000. As of January 5, 2010, an aggregate of 515,289 shares have been issued under the ESPP, and 204,193 shares remain available for issuance from the current limit of 700,000 shares (although, based on current participation rates, the Company expects to issue all or a majority of these shares to current participants in the ESPP upon completion of offering periods underway as of January 5, 2010, including up to 164,199 shares to U.K. participating employees under a subplan to the ESPP, described below). The Board believes that the increase in the number of shares available for issuance will permit employee participation in the plan to continue at historical levels and will preserve the plan's benefits to employees.

- **Addition of a Non-Code Section 423(b) Component**. Under the Amended and Restated ESPP, employees may participate under either a component of the plan that is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), or a component that is not intended to qualify as an "employee stock purchase plan" under Section 423 of the Code (the "Non-423 Component"). The addition of the Non-423 Component is intended to permit participation by eligible employees in a manner designed to achieve tax, securities or other objectives for

such employees and the Company, particularly with respect to employees residing outside the U.S. whose participation may be subject to compliance with non-U.S. laws.

- **Expansion of Class of Employees Eligible to Participate**. Currently, qualified employees of the Company, its U.S. subsidiary corporations and non-U.S. subsidiary corporations are eligible to participate in the ESPP. The Amended and Restated ESPP expands the class of eligible employees to eligible employees of any parent corporation of the Company and "affiliates" of the Company, as defined in Rule 12b-2 of Section 12 of the Securities Exchange Act (i.e., any entity that is directly or indirectly controlled by, controls or is under common control with the Company) provided such entities are designated as eligible for participation in the Amended and Restated ESPP by the Board or a Board-appointed committee. Participation by employees of "affiliates" that do not qualify as a "parent" or "subsidiary" of the Company, as those terms are defined in Section 424(e) and (f), respectively, of the Code, will be governed by the Non-423 Component of the Amended and Restated ESPP.

- **Extension of the Term**. The ESPP will expire on March 5, 2010, if not terminated earlier by the Board. The Amended and Restated ESPP will continue through June 15, 2020, if not terminated earlier by the Board.

Approximately 12% of the Company's employees participated in the ESPP in fiscal 2009. The Board approved the Amended and Restated ESPP on December 9, 2009, subject to shareholder approval.

A copy of the Amended and Restated ESPP (including a subplan to the Amended and Restated ESPP which was adopted for U.K. participating employees) is attached to this proxy statement as Annex B and is incorporated herein by reference. The above description of the principal proposed amendments to the ESPP and the following description of the Amended and Restated ESPP are each a summary and do not purport to be a complete description of the Amended and Restated ESPP. See Annex B for more detailed information.

The Board of Directors recommends a vote FOR approval of the Amended and Restated 2002 Employee Stock Purchase Plan.

Description of the Amended and Restated ESPP

Purposes

The purposes of the Amended and Restated ESPP are to assist eligible employees in acquiring a stock ownership interest in the Company, to encourage employees to work in the best interests of Company shareholders, to support recruitment and retention of qualified employees and to provide employees with an advantageous means of accumulating long-term investments.

Components

The Amended and Restated ESPP includes two components:

- a component that is intended to meet the requirements set forth in Section 423(b) of the Code (the "423 Component") to qualify as an "employee stock purchase plan" under Section 423 of the Code, although the Company makes no representation of such status as an "employee stock purchase plan" under Section 423 of the Code or undertaking to maintain such status, and

- the Non-423 Component, which is not intended to meet the requirements set forth in Section 423(b) of the Code.

The plan administrator retains the discretion to determine which eligible entities will participate in the 423 Component and which will participate in the Non-423 Component.

Administration

The Amended and Restated ESPP may be administered by the Company's Board or any Board-appointed committee, or by one or more executive officers designated by the Board or the committee. The Board has

established a Stock Purchase Plan Administrative Committee to serve as the plan administrator, which is composed of Company officers. The plan administrator is authorized to administer and interpret the Amended and Restated ESPP and to make such rules and regulations as it deems necessary to administer the Amended and Restated ESPP. However, all employees participating in the 423 Component of the Amended and Restated ESPP in the same offering must have the same rights and privileges within the meaning of Section 423(b)(5) of the Code. The plan administrator has the discretion to adopt rules, procedures or subplans under the Amended and Restated ESPP to conform to local rules or to enable employees of the Company or certain subsidiaries or affiliates to participate in the Non-423 Component.

Shares Subject to the Amended and Restated ESPP

Under the Amended and Restated ESPP, eligible employees may purchase shares of Common Stock at a discount from the market price on the purchase date, without incurring broker commissions. A maximum of 1,500,000 shares of Common Stock, subject to adjustment for stock splits and similar events, are available for purchase under the Amended and Restated ESPP. All such shares may be issued under the 423 Component.

The Common Stock issued under the Amended and Restated ESPP will be from authorized but unissued shares of the Company's Common Stock or from treasury shares. If any shares eligible for purchase at the beginning of an offering period are not purchased by an individual on a purchase date (e.g., due to an employee's termination of employment during an offering period), such shares will again be available for issuance under the Amended and Restated ESPP.

Eligibility

Generally, any employee who is employed by the Company, a subsidiary, a parent company or an affiliate and who meets the eligibility requirements set forth in the following paragraph may participate in the Amended and Restated ESPP. Eligible employees of non-U.S. subsidiaries, any parent of the Company or affiliates of the Company may participate if such entities are designated as eligible for participation by the Board or a Board-appointed committee (collectively, any of the foregoing designated entities, the Company and U.S. subsidiaries are referred to as the "Designated Companies"). For the 423 Component, any participating subsidiary must be at least 50% owned by the Company.

To be eligible to participate in the 423 Component of the Amended and Restated ESPP, an employee of a Designated Company must have customary employment of at least 20 hours per week or any lesser number of hours established by the plan administrator, have been employed for a minimum of one year (or any lesser or greater minimum employment period not to exceed two years as established by the plan administrator), and may not own 5% or more of the combined voting power or value of the Company's capital stock or that of any related corporations. For offerings under the Non-423 Component, the plan administrator may establish a lower number of customary employment hour requirements for eligibility purposes. These eligibility criteria may be changed by the plan administrator for future offering periods, provided that for the 423 Component, any changes must be within the limits of Code Section 423. Non-employee directors of the Company are not eligible to participate in the Amended and Restated ESPP. As of January 5, 2010, approximately 4,392 employees were eligible to participate in the Amended and Restated ESPP (which number includes employees of the Company and its U.S. subsidiaries as those are the only entities currently designated for participation in the ESPP).

Offering Periods

The ESPP is divided into six-month offering periods that begin on June 16 and December 16 of each year and end, respectively, on the next December 15 and June 15, unless the plan administrator establishes otherwise for future offerings. During the offering periods, participating employees accumulate funds in an account used to buy Common Stock through payroll deductions or, if payroll deductions are not permitted under applicable law, through another means of contribution permitted by the Company. Contributions, including those through payroll deductions, accrue at a rate of not less than 1% and not more than 15% of the employee's eligible compensation during each payroll period in an offering period. At the end of each six-month offering period, the purchase price is determined and the participating employees' contributions are used to purchase the appropriate number of whole shares of Common Stock. Under the Amended and Restated ESPP, no employee may purchase more than $25,000 worth of Common Stock (based on the fair market value of the Common Stock on the first day of an offering

period) during any calendar year in which an option is outstanding, and no employee may purchase more than 2,000 shares in any single offering period, subject to adjustment for stock splits and similar events.

Purchase Price

The purchase price per share of Common Stock is 95% of the fair market value of the Common Stock on the purchase date, unless the plan administrator establishes a higher percentage for a future offering period (except for purchases under the subplan established for employees in the U.K., which is attached as Appendix A to the Amended and Restated ESPP attached as Annex B). For purposes of the Amended and Restated ESPP, "fair market value" generally means the closing sales price for the Common Stock on the purchase date. As of January 5, 2010, the closing sales price for the Common Stock was $41.05 per share.

Effect of Termination

Employees have no right to acquire shares under the Amended and Restated ESPP if they terminate employment for any reason prior to the last business day of an offering period. Upon termination of employment, the Company will pay the balance in the employee's ESPP account to the employee or to his or her estate without interest, except as required by applicable law for participants in the Non-423 Component.

Nontransferability

Rights with regard to the purchase of shares under the Amended and Restated ESPP are not transferable and may be exercised during the employee's lifetime only by the employee. An employee may designate a beneficiary who may receive any shares or cash from an employee's account under the Amended and Restated ESPP (although the Company may decide not to allow such designations for employees outside the U.S.).

Change in Control

In the event of certain mergers, consolidations or acquisitions by another company of all or substantially all of the Company's assets, each outstanding option to purchase shares under the Amended and Restated ESPP will be assumed or an equivalent option substituted by the successor company. If the successor company refuses to assume or substitute for the option, then the offering period during which a participant may purchase stock will be shortened to a specified date before the proposed transaction.

Amendment, Suspension and Termination of the Amended and Restated ESPP

The Board generally has the power to amend, suspend or terminate the Amended and Restated ESPP, except that the Board may not amend the Amended and Restated ESPP without shareholder approval if such approval is required by Section 423 of the Code or other applicable law, regulation or stock exchange rule. Unless sooner terminated, the Amended and Restated ESPP will continue through June 15, 2020.

Subplans for Eligible Employees in Other Countries

The Amended and Restated ESPP permits the plan administrator to establish procedures to permit eligible employees who are employed by non-U.S. designated companies of the Company to participate in the Amended and Restated ESPP on terms and conditions different from those specified in the Amended and Restated ESPP and authorizes the plan administrator to adopt modifications or subplans to comply with applicable law, regulations or similar requirements to operate the Amended and Restated ESPP in an advantageous way in countries or jurisdictions outside the U.S.

The Company's U.K. ShareSave Scheme

The Company has adopted the Esterline Technologies Corporation U.K. ShareSave Scheme (the "U.K. ShareSave Scheme") as a subplan to the Amended and Restated ESPP for eligible employees in the U.K. effective January 6, 2005 and as amended November 2, 2009. The U.K. ShareSave Scheme contains provisions that differ from those of the Amended and Restated ESPP as required for the U.K. ShareSave Scheme to be a Save-As-You-Earn plan under the U.K. Income Tax (Earnings and Pensions) Act 2003, which permits eligible employees in the

U.K. to participate in the Amended and Restated ESPP while benefitting from favorable tax treatment for employee stock purchase plans in the U.K.

U.S. Federal Income Tax Consequences

The following discussion briefly describes the material U.S. federal income tax consequences of the Amended and Restated ESPP generally applicable to the Company and to participants who are subject to U.S. federal taxation. The discussion is general in nature and does not address issues relating to the tax circumstances of any individual participant or any participant who is not subject to U.S. federal taxation. The discussion is based on the Code, applicable Treasury regulations and administrative and judicial interpretations thereof, each as in effect on the date of this proxy statement and is, therefore, subject to future changes in the law, possibly with retroactive effect. The discussion does not address the consequences of any estate, gift, state, local or foreign tax laws.

423 Component

The 423 Component of the Amended and Restated ESPP is intended to meet the requirements set forth in Section 423(b) of the Code to qualify as an "employee stock purchase plan" under Section 423 of the Code, although the Company makes no representation of such status as an "employee stock purchase plan" under Section 423 of the Code or undertaking to maintain such status.

For U.S. federal income tax purposes, the Company is deemed to grant each participant in the 423 Component of the Amended and Restated ESPP an "option" on the first day of each six-month offering period to purchase as many shares of Common Stock as that participant will be able to purchase with the payroll deductions credited to his or her account during the offering period. On the last day of each six-month offering period, the purchase price is determined and the participant is deemed to have exercised the "option" and purchased the number of shares of Common Stock his or her accumulated payroll deductions will purchase at the purchase price.

The amounts deducted from a participant's compensation pursuant to the Amended and Restated ESPP will be included in the participant's compensation as if the participant actually received such compensation and will remain subject to withholding of all applicable payroll taxes required by all applicable laws. Generally, no additional income will be recognized by a participant in the 423 Component of the Amended and Restated ESPP either when the "option" is granted on the first day of an offering period or at the time the participant purchases shares of Common Stock pursuant to the Amended and Restated ESPP.

The U.S. federal income tax consequences of a sale or other disposition of shares of Common Stock purchased pursuant to the 423 Component of the Amended and Restated ESPP generally will depend on how long a participant holds such shares. In general, the required holding period for favorable federal income tax treatment upon disposition of Common Stock acquired under the 423 Component of the Amended and Restated ESPP is the later of (1) two years after the deemed "option" is granted (i.e., the first day of the relevant offering period), and (2) one year after the deemed "option" is exercised and the Common Stock is purchased (i.e., the last day of the relevant offering period). When the required holding period is met (a "qualifying disposition"), a participant generally recognizes ordinary income to the extent of the lesser of (a) the amount, if any, by which the fair market value of the Common Stock at the time the deemed "option" was granted exceeded the "option price," and (b) the amount by which the fair market value of the Common Stock at the time of the disposition exceeded the "option price." For this purpose, the "option price" is generally equal to 95% of the fair market value of the Common Stock on the purchase date. Thus, the maximum amount of gain taxable as ordinary income generally is the amount of the 5% discount measured as of the purchase date. Any further gain recognized on a qualifying disposition generally will be long-term capital gain. If the sale price is less than the option price, there is no ordinary income and any loss recognized generally will be a long-term capital loss.

When a participant sells or otherwise disposes of Common Stock acquired under the 423 Component of the Amended and Restated ESPP before the expiration of the required holding period (a "disqualifying disposition"), the participant generally will recognize ordinary income to the extent of the difference between the price actually paid for the Common Stock and the fair market value of the Common Stock at the date the option was exercised (i.e., the last day of an offering period), regardless of the price at which the Common Stock is sold. Any additional gain recognized upon the disqualifying disposition generally will be capital gain. The capital gain generally will be long-term if the participant held the shares more than 12 months. If the sale price is less than the fair market value of the Common Stock at the date of exercise, then the participant generally will have a capital loss equal to such difference.

Generally, there are no U.S. federal income tax consequences to the Company by reason of the grant or exercise of "options" under the 423 Component of the Amended and Restated ESPP. Even though a participant must treat part of his or her gain on a qualifying disposition of Common Stock acquired under the 423 Component of the Amended and Restated ESPP as ordinary income, the Company may not claim a deduction for such amount. However, if a participant makes a disqualifying disposition of Common Stock acquired under the 423 Component of the Amended and Restated ESPP, the Company generally may claim a deduction in the year of the disposition in an amount equal to the amount of income that the participant must report as ordinary income, subject to any applicable limitations imposed under the Code.

Non-423 Component

The Non-423 Component of the Amended and Restated ESPP is not intended to meet the requirements set forth in Section 423(b) of the Code and, accordingly, is not intended to qualify as an "employee stock purchase plan" under Section 423 of the Code.

Any amounts deducted from a participant's compensation pursuant to the Amended and Restated ESPP will be included in the participant's compensation as if the participant actually received such compensation and will remain subject to withholding of all applicable payroll taxes required by all applicable laws.

If an option is granted to a participant under the Non-423 Component of the Amended and Restated ESPP, the participant generally will recognize compensation taxable as ordinary income on the relevant purchase date in an amount equal to the difference between the fair market value of the Common Stock on the purchase date and the purchase price. In such instance, the amount of ordinary income recognized by the participant will be added to the participant's basis in the shares that the participant purchases, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment generally will be a long-term or short-term capital gain or loss. Capital gain or loss generally will be long-term if the participant holds the shares for more than 12 months after the purchase date.

The Company generally will be entitled to claim a deduction in the year of a participant's purchase of Common Stock under the Non-423 Component of the Amended and Restated ESPP in an amount equal to the amount of ordinary income recognized by the participant upon the purchase of such shares, subject to any applicable limitations imposed under the Code.

Other Information

Because participation in the Amended and Restated ESPP is entirely within the discretion of the eligible employees, a new plan benefits table, as described in the federal proxy rules, is not provided. Because the Company cannot predict the participation levels by employees, the rate of employee contributions or the eventual purchase price under the Amended and Restated ESPP, it is not possible to determine the value of benefits that may be obtained by executive officers and other employees under the Amended and Restated ESPP. Non-employee directors are not eligible to participate in the Amended and Restated ESPP.

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP was the independent registered public accounting firm that audited the Company's consolidated financial statements for the fiscal year ended October 30, 2009. The Audit Committee of the Board of Directors of the Company requests that shareholders ratify its selection of Ernst & Young LLP to serve as the Company's independent registered public accounting firm to audit its consolidated financial statements for the fiscal year ending October 29, 2010, at its annual meeting.

The Company is not obligated by law or its Certificate of Incorporation or Bylaws to seek ratification of the directors' selection of its independent registered public accounting firm, but is doing so as a matter of corporate practice. If the selection of its independent registered public accounting firm is not ratified by shareholders, the Company may continue to use Ernst & Young LLP as its independent registered public accounting firm or, even if shareholders vote in favor of the selection, may select a new firm if, in the opinion of the Audit Committee, such a change would be in the best interests of the Company and its shareholders.

The Company expects that representatives of Ernst & Young LLP will be present at the 2010 annual meeting, will be given the opportunity to make a statement if they wish to do so, and will be available to respond to appropriate questions.

The Board of Directors recommends a vote FOR the selection of Ernst & Young LLP as the Company's independent registered public accounting firm.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, generally requires the Company's directors, executive officers and 10% or greater shareholders to file electronically reports of their ownership of Common Stock and of changes in such ownership to the SEC. SEC regulations also require the Company to identify in this proxy statement any person subject to this requirement who did not file a Section 16 report on a timely basis. Based solely upon a review of such reports furnished to the Company and written representations from the executive officers and directors that no other reports were required, the Company believes that all such reports were filed on a timely basis during fiscal 2009, except that one report was inadvertently filed late for Mr. Lawrence.

OTHER MATTERS

As of the date of this proxy statement, the only matters which management intends to present at the meeting are those set forth in the notice of meeting and in this proxy statement. Management knows of no other matters that may come before the meeting. However, if any other matters properly come before the meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting as proxies.

FORM 10-K AND OTHER CORPORATE GOVERNANCE INFORMATION

The 2009 Annual Report of the Company was provided to shareholders with this proxy statement. The Company will furnish without charge a copy of the Company's Annual Report on Form 10-K for the fiscal year ended October 30, 2009, including the consolidated financial statements and the financial statement schedules, to any shareholder who makes a request. Contact Esterline Technologies Corporation, Attn: Corporate Communications, 500 108th Avenue NE, Suite 1500, Bellevue, WA 98004 or call (425) 453-9400. This proxy statement, the 2009 Annual Report and the Annual Report on Form 10-K for the fiscal year ended October 30, 2009, are also available on the Company's website, www.esterline.com under the Investor Relations tab. In addition, shareholders may find information relating to the Company's corporate governance posted on the Company's website, www.esterline.com under the Corporate Governance tab. Documents located in this section include the charters for the Audit, Compensation and Nominating & Corporate Governance Committees, the Corporate Governance Guidelines and the Code of Business Conduct and Ethics.

SHAREHOLDER PROPOSALS FOR 2011

Proposals of shareholders of the Company that are intended to be included in the Company's proxy statement and presented by such shareholders at the Company's 2011 annual meeting must be received at the Company's principal executive office no later than Friday, September 24, 2010. In order for a shareholder's proposal to be eligible for inclusion in the Company's proxy statement for the 2011 annual meeting, among other things, the shareholder must own at least one percent of the outstanding shares of Common Stock or shares of Common Stock with a market value of $2,000 for at least one year prior to submitting the proposal, and the shareholder must continue to own such stock through the date of the 2011 annual meeting. Shareholder proposals submitted to the Company outside the processes required for inclusion in the proxy statement for the 2011 annual meeting after December 8, 2010, will be considered untimely by the Company. In addition, if the Company receives notice of a shareholder proposal after December 8, 2010, the persons named as proxies in the proxy statement for the 2011 annual meeting will have discretionary voting authority to vote on such proposal at the 2011 annual meeting.

By order of the Board of Directors



ROBERT D. GEORGE
Vice President,
Chief Financial Officer,
Secretary and Treasurer

January 22, 2010

ANNEX A

ESTERLINE TECHNOLOGIES CORPORATION

AMENDED AND RESTATED 2004 EQUITY INCENTIVE PLAN

(As Amended and Restated Effective _________)

SECTION 1. PURPOSE

The purpose of the Esterline Technologies Corporation 2004 Equity Incentive Plan is to attract, retain and motivate employees, officers and directors of Esterline Technologies Corporation and its Related Companies by providing them the opportunity to acquire a proprietary interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.

SECTION 2. DEFINITIONS

As used in the Plan,

"Acquired Entity" means any entity acquired by the Company or a Related Company or with which the Company or a Related Company merges or combines.

"Acquisition Price" means the higher of (a) the highest reported sales price, regular way, of a share of Common Stock in any transaction reported on the New York Stock Exchange or other national exchange on which the Common Stock is listed or on Nasdaq during the 60-day period prior to and including the date of a Company Transaction or Change in Control or (b) if the Company Transaction or Change in Control is the result of a tender or exchange offer or a negotiated acquisition of the Company's Common Stock, the highest price per share of Common Stock paid in such tender or exchange offer or acquisition. To the extent that the consideration paid in any such transaction described above consists all or in part of securities or other noncash consideration, the value of such securities or other noncash consideration shall be determined by the Board in its sole discretion.

"Award" means any Option, Stock Appreciation Right, Stock Award, Restricted Stock, Stock Unit, Performance Share, Performance Unit, dividend equivalent, cash-based award or other incentive payable in cash or in shares of Common Stock as may be designated by the Committee from time to time.

"Board" means the Board of Directors of the Company.

"Cause," unless otherwise defined in the instrument evidencing an Award or in a written employment, services or other agreement between the Participant and the Company or a Related Company, means dishonesty, fraud, serious or willful misconduct, unauthorized use or disclosure of confidential information or trade secrets, or conduct prohibited by law (except minor violations), in each case as determined by the Company's chief human resources officer or other person performing that function or, in the case of directors and executive officers, the Committee of the Board, whose determination shall be conclusive and binding.

"Change in Control," unless the Committee determines otherwise with respect to an Award at the time the Award is granted, means the happening of any of the following events:

(a) an acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) of the Exchange Act) (an "Entity") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30% or more of either (1) the then outstanding shares of Common Stock of the Company (the "Outstanding Company Common Stock") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"), excluding, however, the following (i) any acquisition directly from the Company, other than an acquisition by virtue of the exercise of a conversion privilege where the security being so converted was not acquired directly from the Company by the party exercising the conversion privilege, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Related Company, or (iv) a Related Party Transaction; or

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(b) a change in the composition of the Board during any two-year period such that the individuals who, as of the beginning of such two-year period, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that for purposes of this definition, any individual who becomes a member of the Board subsequent to the beginning of the two-year period, whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least two-thirds of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; and provided further, however, that any such individual whose initial assumption of office occurs as a result of or in connection with an actual or threatened solicitation of proxies or consents by or on behalf of an Entity other than the Board shall not be considered a member of the Incumbent Board.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Committee" has the meaning set forth in Section 3.1.

"Common Stock" means the common stock, par value $0.20 per share, of the Company.

"Company" means Esterline Technologies Corporation, a Delaware corporation.

"Company Transaction," unless otherwise defined in the instrument evidencing the Award or in a written employment, services or other agreement between the Participant and the Company or a Related Company, means consummation of:

(a) a merger or consolidation of the Company with or into any other company or other entity;

(b) a sale in one transaction or a series of transactions undertaken with a common purpose of at least 50% of the Company's outstanding voting securities, or

(c) a sale, lease, exchange or other transfer in one transaction or a series of related transactions undertaken with a common purpose of at least 50% of the Company's assets.

Where a series of transactions undertaken with a common purpose is deemed to be a Company Transaction, the date of such Company Transaction shall be the date on which the last of such transactions is consummated.

"Covered Employee" means a "covered employee" as that term is defined for purposes of Section 162(m)(3) of the Code or any successor provision.

"Disability," unless otherwise defined by the Committee or in the instrument evidencing the Award or in a written employment, services or other agreement between the Participant and the Company or a Related Company, means a mental or physical impairment of the Participant that is expected to result in death or that has lasted or is expected to last for a continuous period of six months or more and that causes the Participant to be unable to perform his or her material duties for the Company or a Related Company and to be engaged in any substantial gainful activity, in each case as determined by the Company's chief human resources officer or other person performing that function or, in the case of directors and executive officers, the Committee whose determination shall be conclusive and binding.

"Effective Date" has the meaning set forth in Section 19.

"Eligible Person" means any person eligible to receive an Award as set forth in Section 5.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

"Fair Market Value" means the closing price for the Common Stock on any given date during regular trading, or if not trading on that date, such price on the last preceding date on which the Common Stock was traded, unless determined otherwise by the Committee using such methods or procedures as it may establish, including an average of trading days not to exceed 30 days from the Grant Date.

"Grant Date" means the later of (a) the date on which the Committee completes the corporate action authorizing the grant of an Award or such later date specified by the Committee or (b) the date on which all conditions precedent to an Award have been satisfied, provided that conditions to the exercisability or vesting of Awards shall not defer the Grant Date.

"Incentive Stock Option" means an Option granted with the intention that it qualify as an "incentive stock option" as that term is defined for purposes of Section 422 of the Code or any successor provision.

"Nonqualified Stock Option" means an Option other than an Incentive Stock Option.

"Option" means a right to purchase Common Stock granted under Section 7.

"Parent Company" means a company or other entity which as a result of a Company Transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries.

"Participant" means any Eligible Person to whom an Award is granted.

"Performance Award" means an Award of Performance Shares or Performance Units granted under Section 11.

"Performance Criteria" has the meaning set forth in Section 12.1.

"Performance Share" means an Award of units denominated in shares of Common Stock granted under Section 11.1.

"Performance Unit" means an Award of units denominated in cash or property other than shares of Common Stock granted under Section 11.2.

"Plan" means Esterline Technologies Corporation Amended and Restated 2004 Equity Incentive Plan.

"Related Company" means any entity that is directly or indirectly controlled by the Company.

"Related Party Transaction" means a Company Transaction pursuant to which:

(a) all or substantially all of the individuals and entities who are the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Company Transaction will beneficially own, directly or indirectly, at least 70% of the outstanding shares of Common Stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the company resulting from such Company Transaction (including a Parent Company) in substantially the same proportions as their ownership, immediately prior to such Company Transaction, of the Outstanding Company Common Stock and Outstanding Company Voting Securities;

(b) no Entity (other than the Company, any employee benefit plan (or related trust) of the Company or a Related Company, the company resulting from such Company Transaction or, if reference was made to equity ownership of any Parent Company for purposes of determining whether clause (a) above is satisfied in connection with the applicable Company Transaction, such Parent Company) will beneficially own, directly or indirectly, 30% or more of, respectively, the outstanding shares of Common Stock of the company resulting from such Company Transaction or the combined voting power of the outstanding voting securities of such company entitled to vote generally in the election of directors unless such ownership resulted solely from ownership of securities of the Company prior to the Company Transaction; and

(c) individuals who were members of the Incumbent Board will immediately after the consummation of the Company Transaction constitute at least a majority of the members of the board of directors of the company resulting from such Company Transaction (or, if reference was made to equity ownership of any Parent Company for purposes of determining whether clause (a) above is satisfied in connection with the applicable Company Transaction, of the Parent Company).

"Restricted Stock" means an Award of shares of Common Stock granted under Section 10, the rights of ownership of which are subject to restrictions prescribed by the Committee.

"Retirement," unless otherwise defined in the instrument evidencing the Award or in a written employment, services or other agreement between the Participant and the Company or a Related Company, means "Retirement" as defined for purposes of the Plan by the Committee or the Company's chief human resources officer or other person performing that function or, if not so defined, means Termination of Service on or after the date the Participant reaches "normal retirement age," as that term is defined in Section 411(a)(8) of the Code.

"Securities Act" means the Securities Act of 1933, as amended from time to time.

"Stock Appreciation Right" or **"SAR"** means a right granted under Section 9.1 to receive the excess of the Fair Market Value of a specified number of shares of Common Stock over the grant price.

"Stock Award" means an Award of shares of Common Stock granted under Section 10, the rights of ownership of which are not subject to restrictions prescribed by the Committee.

"Stock Unit" means an Award denominated in units of Common Stock granted under Section 10.

"Substitute Awards" means Awards granted or shares of Common Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted by an Acquired Entity.

"Successor Company" means the surviving company, the successor company or Parent Company, as applicable, in connection with a Company Transaction.

"Termination of Service" means a termination of employment or service relationship with the Company or a Related Company for any reason, whether voluntary or involuntary, including by reason of death, Disability or Retirement. Any question as to whether and when there has been a Termination of Service for the purposes of an Award and the cause of such Termination of Service shall be determined by the Company's chief human resources officer or other person performing that function or, with respect to directors and executive officers, by the Committee, whose determination shall be conclusive and binding. Transfer of a Participant's employment or service relationship between the Company and any Related Company shall not be considered a Termination of Service for purposes of an Award. Unless the Committee determines otherwise, a Termination of Service shall be deemed to occur if the Participant's employment or service relationship is with an entity that has ceased to be a Related Company.

"Vesting Commencement Date" means that Grant Date or such other date selected by the Committee as the date from which an Award begins to vest.

SECTION 3. ADMINISTRATION

3.1 Administration of the Plan

The Plan shall be administered by the Board or the Compensation Committee of the Board which shall be composed of no fewer than two directors, each of whom is a "non-employee director" within the meaning of Rule 16b-3(b)(3) promulgated under the Exchange Act, or any successor definition adopted by the Securities and Exchange Commission, and an "outside director" within the meaning of Section 162(m) of the Code, or any successor provision thereto. Notwithstanding the foregoing, the Board may delegate responsibility for administering the Plan with respect to designated classes of Eligible Persons to different committees consisting of one or more members of the Board, subject to such limitations as the Board deems appropriate, except with respect to Awards to Participants who are subject to Section 16 of the Exchange Act or Awards granted pursuant to Section 12 of the Plan. Members of any committee shall serve for such term as the Board may determine, subject to removal by the Board at any time. To the extent consistent with applicable law, the Board or the Committee may authorize one or more officers of the Company to grant Awards to designated classes of Eligible Persons, within limits specifically prescribed by the Board or the Committee; provided, however, that no such officer shall have or obtain authority to grant Awards to himself or herself or to any person subject to Section 16 of the Exchange Act. All references in the Plan to the "Committee" shall be, as applicable, to the Board, to the Compensation Committee or any other committee or any officer to whom the Board or the Committee has delegated authority to administer the Plan.

3.2 Administration and Interpretation by Committee

(a) Except for the terms and conditions explicitly set forth in the Plan and to the extent permitted by applicable law, the Committee shall have full power and exclusive authority, subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board or a Committee composed of members of the Board, to: (i) select the Eligible Persons to whom Awards may from time to time be granted under the Plan; (ii) determine the type or types of Award to be granted to each Participant under the Plan; (iii) determine the number of shares of Common Stock to be covered by each Award granted under the Plan; (iv) determine the terms and conditions of any Award granted under the Plan; (v) approve the forms of notice or agreement for use under the Plan; (vi) determine whether, to what extent and under what circumstances Awards may be settled in cash, shares of Common Stock or other property or canceled or suspended; (vii) determine whether, to what extent and under what circumstances cash, shares of Common Stock, other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant; (viii) interpret and administer the Plan and any instrument evidencing an Award notice or agreement executed or entered into under the Plan; (ix) establish such rules and regulations as it shall deem appropriate for the proper administration of the Plan; (x) delegate ministerial duties to such of the Company's employees as it so determines; and (xi) make any other determination and take any other action that the Committee deems necessary or desirable for administration of the Plan.

(b) In no event, however, shall the Committee have the right, without shareholder approval, to (i) cancel or amend outstanding Options or SARs for the purpose of repricing, replacing or regranting such Options or SARs with Options or SARs that have a purchase or grant price that is less than the purchase or grant price for the original Options or SARs except in connection with adjustments provided in Section 16, or (ii) issue an Option or amend an outstanding Option to provide for the grant or issuance of a new Option on exercise of the original Option.

(c) The effect on the vesting of an Award of a Company-approved leave of absence or a Participant's working less than full-time shall be determined by the Company's chief human resources officer or other person performing that function or, with respect to directors or executive officers, by the Committee, whose determination shall be final.

(d) Decisions of the Committee shall be final, conclusive and binding on all persons, including the Company, any Participant, any shareholder and any Eligible Person. A majority of the members of the Committee may determine its actions.

SECTION 4. SHARES SUBJECT TO THE PLAN

4.1 Authorized Number of Shares

Subject to adjustment from time to time as provided in Section 16.1, the number of shares of Common Stock available for issuance under the Plan shall consist of:

(a) 2,500,000 shares plus

(b) any authorized shares (i) not issued or subject to outstanding awards under the Company's Amended and Restated 1997 Stock Option Plan (the "Prior Plan") on the Effective Date and (ii) any shares subject to outstanding awards under the Prior Plan on such date that cease to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in shares), up to an aggregate maximum of 1,251,000 shares, subject to adjustment from time to time as provided in Section 16.1, which shares shall cease, as of such date, to be available for grant and issuance under the Prior Plan, but shall be available for issuance under the Plan.

Shares issued under the Plan shall be drawn from authorized and unissued shares or shares now held or subsequently acquired by the Company as treasury shares.

4.2 Share Usage

(a) Shares of Common Stock covered by an Award shall not be counted as used unless and until they are actually issued and delivered to a Participant. If any Award lapses, expires, terminates or is canceled prior to the issuance of shares thereunder or if shares of Common Stock are issued under the Plan to a Participant and thereafter are forfeited to or otherwise reacquired by the Company, the shares subject to such Awards and the forfeited or reacquired shares shall again be available for issuance under the Plan. Any shares of Common Stock (i) tendered by a Participant or retained by the Company as full or partial payment to the Company for the purchase price of an Award or to satisfy tax withholding obligations in connection with an Award or (ii) covered by an Award that is settled in cash shall be available for Awards under the Plan. The number of shares of Common Stock available for issuance under the Plan shall not be reduced to reflect any dividends or dividend equivalents that are reinvested into additional shares of Common Stock or credited as additional shares of Common Stock subject or paid with respect to an Award.

(b) The Committee shall also, without limitation, have the authority to grant Awards as an alternative to or as the form of payment for grants or rights earned or due under other compensation plans or arrangements of the Company.

(c) Notwithstanding anything in the Plan to the contrary, the Committee may grant Substitute Awards under the Plan. Substitute Awards shall not reduce the number of shares authorized for issuance under the Plan. In the event that an Acquired Entity has shares available for awards or grants under one or more pre-existing plans not adopted in contemplation of such acquisition or combination, then, to the extent determined by the Board or the Committee, the shares available for grant pursuant to the terms of such preexisting plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to holders of Common Stock of the entities that are parties to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the number of shares of Common Stock authorized for issuance under the Plan; provided, however, that Awards using such available shares shall not

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be made after the date awards or grants could have been made under the terms of such pre-existing plans, absent the acquisition or combination, and shall only be made to individuals who were not employees or directors of the Company or a Related Company prior to such acquisition or combination. In the event that a written agreement between the Company and an Acquired Entity pursuant to which a merger or consolidation is completed is approved by the Board and said agreement sets forth the terms and conditions of the substitution for or assumption of outstanding awards of the Acquired Entity, said terms and conditions shall be deemed to be the action of the Committee without any further action by the Committee, except as may be required for compliance with Rule 16b-3 under the Exchange Act, and the persons holding such awards shall be deemed to be Participants.

(d) Notwithstanding the other provisions in this Section 4.2, the maximum number of shares that may be issued upon the exercise of Incentive Stock Options shall equal the aggregate share number stated in Section 4.1, subject to adjustment as provided in Section 16.1.

4.3 Limitations

Subject to adjustment as provided in Section 16.1, the aggregate number of shares that may be issued pursuant to Awards granted under the Plan (other than Awards of Options or Stock Appreciation Rights) that contain no restrictions or restrictions based solely on continuous employment or services for less than three years (except where Termination of Service occurs by reason of death, Retirement or Disability) shall not exceed 50% of the aggregate maximum number of shares specified in Section 4.1.

SECTION 5. ELIGIBILITY

An Award may be granted to any employee, officer or director of the Company or a Related Company whom the Committee from time to time selects.

SECTION 6. AWARDS

6.1 Form, Grant and Settlement of Awards

The Committee shall have the authority, in its sole discretion, to determine the type or types of Awards to be granted under the Plan. Such Awards may be granted either alone or in addition to or in tandem with, any other type of Award. Any Award settlement may be subject to such conditions, restrictions and contingencies as the Committee shall determine.

6.2 Evidence of Awards

Awards granted under the Plan shall be evidenced by a written, including an electronic, notice or agreement that shall contain such terms, conditions, limitations and restrictions as the Committee shall deem advisable and that are not inconsistent with the Plan.

6.3 Deferrals

The Committee may permit or require a Participant to defer receipt of the payment of any Award if and to the extent set forth in the instrument evidencing the Award at the time of grant. If any such deferral election is permitted or required, the Committee, in its sole discretion, shall establish rules and procedures for such payment deferrals, which may include the grant of additional Awards or provisions for the payment or crediting of interest or dividend equivalents, including converting such credits to deferred stock unit equivalents; provided, however, that the terms of any deferrals under this Section 6.3 shall comply with all applicable law, rules and regulations, including, without limitation, Section 409A of the Code.

6.4 Dividends and Distributions

Participants may, if and to the extent the Committee so determines and sets forth in the instrument evidencing the Award at the time of grant, be credited with dividends paid with respect to shares of Common Stock underlying an Award in a manner determined by the Committee in its sole discretion. The Committee may apply any restrictions to the dividends or dividend equivalents that the Committee deems appropriate. The Committee, in its sole discretion, may determine the form of payment of dividends or dividend equivalents, including cash, shares of Common Stock, Restricted Stock or Stock Units.

SECTION 7. OPTIONS

7.1 Grant of Options

The Committee may grant Options designated as Incentive Stock Options or Nonqualified Stock Options.

7.2 Option Exercise Price

The exercise price for shares purchased under an Option shall not be less than 100% of the Fair Market Value of the Common Stock for the Grant Date, except in the case of Substitute Awards.

7.3 Term of Options

Subject to earlier termination in accordance with the terms of the Plan and the instrument evidencing the Option, the maximum term of an Option shall be ten years from the Grant Date.

7.4 Exercise of Options

The Committee shall establish and set forth in each instrument that evidences an Option the time at which, or the installments in which, the Option shall vest and become exercisable, any of which provisions may be waived or modified by the Committee at any time. To the extent an Option has vested and become exercisable, the Option may be exercised in whole or from time to time in part by delivery to or as directed or approved by the Company of a properly executed stock option exercise agreement or notice, in a form and in accordance with procedures established by the Committee, setting forth the number of shares with respect to which the Option is being exercised, the restrictions imposed on the shares purchased under such exercise agreement, if any, and such representations and agreements as may be required by the Committee, accompanied by payment in full as described in Sections 7.5 and 14. An Option may be exercised only for whole shares and may not be exercised for less than a reasonable number of shares at any one time, as determined by the Committee.

7.5 Payment of Exercise Price

The exercise price for shares purchased under an Option shall be paid in full to the Company by delivery of consideration equal to the product of the Option exercise price and the number of shares purchased. Such consideration must be paid before the Company will issue the shares being purchased and must be in a form or a combination of forms acceptable to the Committee for that purchase, which forms may include:

(a) cash;

(b) check or wire transfer;

(c) tendering (either actually or, so long as the Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, by attestation) shares of Common Stock already owned by the Participant that on the day prior to the exercise date have an aggregate Fair Market Value equal to the aggregate exercise price of the shares being purchased under the Option;

(d) so long as the Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act and to the extent permitted by law, delivery of a properly executed exercise notice, together with irrevocable instructions to a brokerage firm designated or approved by the Company to deliver promptly to the Company the aggregate amount of proceeds to pay the Option exercise price and any withholding tax obligations that may arise in connection with the exercise, all in accordance with the regulations of the Federal Reserve Board; or

(e) such other consideration as the Committee may permit.

7.6 Post-Termination Exercise

The Committee shall establish and set forth in each instrument that evidences an Option whether the Option shall continue to be exercisable, and the terms and conditions of such exercise, after a Termination of Service, any of which provisions may be waived or modified by the Committee at any time. If not so established in the instrument evidencing the Option, the Option shall be exercisable according to the following terms and conditions, which may be waived or modified by the Committee at any time:

(a) Any portion of an Option that is not vested and exercisable on the date of a Participant's Termination of Service shall expire on such date.

(b) Any portion of an Option that is vested and exercisable on the date of a Participant's Termination of Service shall expire on the earliest to occur of:

(i) if the Participant's Termination of Service occurs for reasons other than Cause, Retirement, Disability or death, the date that is three months after the date of such Termination of Service;

(ii) if the Participant's Termination of Service occurs by reason of Retirement, Disability or death, the date that is three years after the date of such Termination of Service; and

(iii) the last day of the maximum term of the Option (the "Option Expiration Date").

Notwithstanding the foregoing, if a Participant dies after his or her Termination of Service but while an Option is otherwise exercisable, the portion of the Option that is vested and exercisable on the date of such Termination of Service shall expire upon the earlier to occur of (y) the Option Expiration Date and (z) the one-year anniversary of the date of death, unless the Committee determines otherwise.

Also notwithstanding the foregoing, in case a Participant's Termination of Service occurs for Cause, all Options granted to the Participant shall automatically expire upon first notification to the Participant of such termination, unless the Committee determines otherwise. If a Participant's employment or service relationship with the Company is suspended pending an investigation of whether the Participant shall be terminated for Cause, all the Participant's rights under any Option shall likewise be suspended during the period of investigation. If any facts that would constitute termination for Cause are discovered after a Participant's Termination of Service, any Option then held by the Participant may be immediately terminated by the Committee, in its sole discretion.

(c) If the exercise of the Option following a Participant's Termination of Service, but while the Option is otherwise exercisable, would be prohibited solely because the issuance of Common Stock would violate either the registration requirements under the Securities Act or the Company's insider trading policy, then the Option shall remain exercisable until the earlier of (i) the Option Expiration Date and (ii) the expiration of a period of three months (or such longer period of time as determined by the Committee in its sole discretion) after the Participant's Termination of Service during which the exercise of the Option would not be in violation of such Securities Act or insider trading policy requirements. A Participant's change in status from an employee of the Company or a Related Company to a director, consultant, advisor or independent contractor of the Company or a Related Company, or a change in status from a director, consultant, advisor or independent contractor of the Company or a Related Company to an employee of the Company or a Related Company, shall not be considered a Termination of Service for purposes of this Section 7.6.

SECTION 8. INCENTIVE STOCK OPTION LIMITATIONS

Notwithstanding any other provisions of the Plan, the terms and conditions of any Incentive Stock Options shall in addition comply in all respects with Section 422 of the Code, or any successor provision, and any applicable regulations thereunder, including, to the extent required thereunder, the following:

8.1 Dollar Limitation

To the extent the aggregate Fair Market Value (determined as of the Grant Date) of Common Stock with respect to which a Participant's Incentive Stock Options become exercisable for the first time during any calendar year (under the Plan and all other stock option plans of the Company and its parent and subsidiary corporations) exceeds $100,000, such portion in excess of $100,000 shall be treated as a Nonqualified Stock Option. In the event the Participant holds two or more such Options that become exercisable for the first time in the same calendar year, such limitation shall be applied on the basis of the order in which such Options are granted.

8.2 Eligible Employees

Individuals who are not employees of the Company or one of its parent or subsidiary corporations may not be granted Incentive Stock Options.

8.3 Exercise Price

The exercise price of an Incentive Stock Option shall be at least 100% of the Fair Market Value of the Common Stock on the Grant Date, and in the case of an Incentive Stock Option granted to a Participant who owns more than 10% of the total combined voting power of all classes of the stock of the Company or of its parent or subsidiary corporations (a "Ten Percent Shareholder"), shall not be less than 110% of the Fair Market Value of the Common

ESTERLINE | 2010 | PROXY

Stock on the Grant Date. The determination of more than 10% ownership shall be made in accordance with Section 422 of the Code.

8.4 Option Term

Subject to earlier termination in accordance with the terms of the Plan and the instrument evidencing the Option, the maximum term of an Incentive Stock Option shall not exceed ten years, and in the case of an Incentive Stock Option granted to a Ten Percent Shareholder, shall not exceed five years.

8.5 Exercisability

An Option designated as an Incentive Stock Option shall cease to qualify for favorable tax treatment as an Incentive Stock Option to the extent it is exercised (if permitted by the terms of the Option) (a) more than three months after the date of a Participant's Termination of Service if termination was for reasons other than death or disability, (b) more than one year after the date of a Participant's Termination of Service if termination was by reason of disability, or (c) after the Participant has been on leave of absence for more than 90 days, unless the Participant's reemployment rights are guaranteed by statute or contract.

8.6 Taxation of Incentive Stock Options

In order to obtain certain tax benefits afforded to Incentive Stock Options under Section 422 of the Code, the Participant must hold the shares acquired upon the exercise of an Incentive Stock Option for two years after the Grant Date and one year after the date of exercise.

A Participant may be subject to the alternative minimum tax at the time of exercise of an Incentive Stock Option. The Participant shall give the Company prompt notice of any disposition of shares acquired on the exercise of an Incentive Stock Option prior to the expiration of such holding periods.

8.7 Code Definitions

For the purposes of this Section 8 "disability", "parent corporation" and "subsidiary corporation" shall have the meanings attributed to those terms for purposes of Section 422 of the Code.

SECTION 9. STOCK APPRECIATION RIGHTS

9.1 Grant of Stock Appreciation Rights

The Committee may grant Stock Appreciation Rights to Participants at any time on such terms and conditions as the Committee shall determine in its sole discretion. An SAR may be granted in tandem with an Option or alone ("freestanding"). The grant price of a tandem SAR shall be equal to the exercise price of the related Option. The grant price of a freestanding SAR shall be established in accordance with procedures for Options set forth in Section 7.2. An SAR may be exercised upon such terms and conditions and for the term as the Committee determines in its sole discretion; provided, however, that, subject to earlier termination in accordance with the terms of the Plan and the instrument evidencing the SAR, the term of a freestanding SAR shall be as established for that SAR by the Committee or, if not so established, shall be ten years, and in the case of a tandem SAR, (a) the term shall not exceed the term of the related Option and (b) the tandem SAR may be exercised for all or part of the shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option, except that the tandem SAR may be exercised only with respect to the shares for which its related Option is then exercisable.

9.2 Payment of SAR Amount

Upon the exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying: (a) the difference between the Fair Market Value of the Common Stock on the date of exercise over the grant price of the SAR by (b) the number of shares with respect to which the SAR is exercised. At the discretion of the Committee as set forth in the instrument evidencing the Award, the payment upon exercise of an SAR may be in cash, in shares, in some combination thereof or in any other manner approved by the Committee in its sole discretion.

9.3 Waiver of Restrictions

Subject to Section 18.5, the Committee, in its sole discretion, may waive any other terms, conditions or restrictions on any SAR under such circumstances and subject to such terms and conditions as the Committee shall deem appropriate.

SECTION 10. STOCK AWARDS, RESTRICTED STOCK AND STOCK UNITS

10.1 Grant of Stock Awards, Restricted Stock and Stock Units

The Committee may grant Stock Awards, Restricted Stock and Stock Units on such terms and conditions and subject to such repurchase or forfeiture restrictions, if any (which may be based on continuous service with the Company or a Related Company or the achievement of any performance goals), as the Committee shall determine in its sole discretion, which terms, conditions and restrictions shall be set forth in the instrument evidencing the Award.

10.2 Vesting of Restricted Stock and Stock Units

Upon the satisfaction of any terms, conditions and restrictions prescribed with respect to Restricted Stock or Stock Units, or upon a Participant's release from any terms, conditions and restrictions of Restricted Stock or Stock Units, as determined by the Committee, and subject to the provisions of Section 13, (a) the shares of Restricted Stock covered by each Award of Restricted Stock shall become freely transferable by the Participant, and (b) Stock Units shall be paid in shares of Common Stock or, if set forth in the instrument evidencing the Awards, in cash or a combination of cash and shares of Common Stock. Any fractional shares subject to such Awards shall be paid to the Participant in cash.

10.3 Waiver of Restrictions

Subject to Section 18.5, the Committee, in its sole discretion, may waive the repurchase or forfeiture period and any other terms, conditions or restrictions on any Restricted Stock or Stock Unit under such circumstances and subject to such terms and conditions as the Committee shall deem appropriate.

SECTION 11. PERFORMANCE AWARDS

11.1 Performance Shares

The Committee may grant Awards of Performance Shares, designate the Participants to whom Performance Shares are to be awarded and determine the number of Performance Shares, and the other terms and conditions of each such Award. Performance Shares shall consist of a unit valued by reference to a designated number of shares of Common Stock, the value of which may be paid to the Participant by delivery of shares of Common Stock or, if set forth in the instrument evidencing the Award, of such property as the Committee shall determine, including, without limitation, cash, shares of Common Stock, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee. Subject to Section 18.5, the amount to be paid under an Award of Performance Shares may be adjusted on the basis of such further consideration as the Committee shall determine in its sole discretion.

11.2 Performance Units

The Committee may grant Awards of Performance Units, designate the Participants to whom Performance Units are to be awarded and determine the number of Performance Units and the terms and conditions of each such Award. Performance Units shall consist of a unit valued by reference to a designated amount of property other than shares of Common Stock, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including, without limitation, cash, shares of Common Stock, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee. Notwithstanding the foregoing, the amount to be paid under an Award of Performance Units may be adjusted on the basis of such further consideration as the Committee shall determine in its sole discretion.

SECTION 12. CODE SECTION 162(m) PROVISIONS

Notwithstanding any other provision of the Plan, if the Committee determines, at the time Awards are granted to a Participant who is, or is likely to be as of the end of the tax year in which the Company would claim a tax deduction

in connection with such Award, a Covered Employee, then the Committee may provide that this Section 12 is applicable to such Award.

12.1 Performance Criteria

If an Award is subject to this Section 12, then the lapsing of restrictions thereon and the distribution of cash, shares of Common Stock or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Committee, which shall be based on the attainment of specified levels of one of or any combination of the following "performance criteria" for the Company as a whole or any business unit of the Company, as reported or calculated by the Company: return on average common shareholders' equity; return on average equity; return on equity; return on invested capital; total shareholder return; stock price appreciation; efficiency ratio (other expense as a percentage of other income plus net interest income); net operating expense (other income less other expense); earnings per share; earnings per diluted share; operating earnings (earnings before transaction-related expense) per diluted share; net operating earnings (earnings before transaction-related expense) per diluted share; book value per share; cash flows (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital); working capital; earnings (including or excluding interest, taxes, depreciation, amortization, extraordinary items, restructuring charges or other expense(s)); net income; operating income (including or excluding depreciation, amortization, extraordinary items, restructuring charges or other expense(s)); revenues; operating revenues; return on assets; return on nondepreciable assets; return on average assets; debt; debt plus equity; market or economic value added; lost control; strategic initiatives; net income; improvement in capital structure; ratio of non-performing to performing assets; return on an investment in an affiliate; net interest income; net interest margin; ratio of common equity to total assets; regulatory compliance metrics; and customer service metrics (together, the "Performance Criteria"). Such performance goals also may be based on the achievement of specified levels of Company performance (or performance of an applicable affiliate or business unit of the Company) under one or more of the Performance Criteria described above relative to the performance of other corporations. Such performance goals shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m) of the Code, or any successor provision thereto, and the regulations thereunder.

12.2 Adjustment of Awards

Notwithstanding any provision of the Plan other than Section 16, with respect to any Award that is subject to this Section 12, the Committee may adjust downwards, but not upwards, the amount payable pursuant to such Award, and the Committee may not waive the achievement of the applicable performance goals except in the case of the death or disability of the Covered Employee.

12.3 Limitations

Subject to adjustment from time to time as provided in Section 16.1, no Covered Employee may be granted Awards other than Performance Units subject to this Section 12 in any calendar year period with respect to more than 325,000 shares of Common Stock for such Award, except that the Company may make additional onetime grants of such Awards for up to 650,000 shares to newly hired individuals, and the maximum dollar value payable with respect to Performance Units subject to this Section 12 granted to any Covered Employee in any one calendar year is $4,000,000.

The Committee shall have the power to impose such other restrictions on Awards subject to this Section 12 as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, or any successor provision thereto.

SECTION 13. OTHER STOCK OR CASH-BASED AWARDS

Subject to the terms of the Plan and such other terms and conditions as the Committee deems appropriate, the Committee may grant other incentives payable in cash or in shares of Common Stock under the Plan.

SECTION 14. WITHHOLDING

The Company may require the Participant to pay to the Company the amount of (a) any taxes that the Company is required by applicable federal, state, local or foreign law to withhold with respect to the grant, vesting or exercise of an Award ("tax withholding obligations") and (b) any amounts due from the Participant to the Company or to any Related Company ("other obligations"). The Company shall not be required to issue any shares of Common Stock or otherwise settle an Award under the Plan until such tax withholding obligations and other obligations are satisfied.

The Committee may permit or require a Participant to satisfy all or part of the Participant's tax withholding obligations and other obligations by (a) paying cash to the Company, (b) having the Company withhold an amount from any cash amounts otherwise due or to become due from the Company to the Participant, (c) having the Company withhold a number of shares of Common Stock that would otherwise be issued to the Participant (or become vested in the case of Restricted Stock) having a Fair Market Value equal to the tax withholding obligations and other obligations, or (d) surrendering a number of shares of Common Stock the Participant already owns having a value equal to the tax withholding obligations and other obligations. The value of the shares so withheld or tendered may not exceed the employer's minimum required tax withholding rate.

SECTION 15. ASSIGNABILITY

No Award or interest in an Award may be sold, assigned, pledged (as collateral for a loan or as security for the performance of an obligation or for any other purpose) or transferred by a Participant or made subject to attachment or similar proceedings otherwise than by will or by the applicable laws of descent and distribution, except to the extent the Participant designates one or more beneficiaries on a Company-approved form who may exercise the Award or receive payment under the Award after the Participant's death. During a Participant's lifetime, an Award may be exercised only by the Participant. Notwithstanding the foregoing and to the extent permitted by Section 422 of the Code, the Committee, in its sole discretion, may permit a Participant to assign or transfer an Award subject to such terms and conditions as the Committee shall specify.

SECTION 16. ADJUSTMENTS

16.1 Adjustment of Shares

In the event, at any time or from time to time, a stock dividend, stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to shareholders other than a normal cash dividend, or other change in the Company's corporate or capital structure results in (a) the outstanding shares of Common Stock, or any securities exchanged therefor or received in their place, being exchanged for a different number or kind of securities of the Company or (b) new, different or additional securities of the Company or any other company being received by the holders of shares of Common Stock, then the Committee shall make proportional adjustments in (i) the maximum number and kind of securities available for issuance under the Plan; (ii) the maximum number and kind of securities issuable as Incentive Stock Options as set forth in Section 4.2; (iii) the maximum number and kind of securities set forth in Section 12.3; and (iv) the number and kind of securities that are subject to any outstanding Award and the per share price of such securities, without any change in the aggregate price to be paid therefor.

The determination by the Committee as to the terms of any of the foregoing adjustments shall be conclusive and binding.

Notwithstanding the foregoing, the issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services rendered, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, outstanding Awards. Also notwithstanding the foregoing, a dissolution or liquidation of the Company or a Company Transaction or Change in Control shall not be governed by this Section 16.1 but shall be governed by Sections 16.2 and 16.3, respectively.

16.2 Dissolution or Liquidation

To the extent not previously exercised or settled, and unless otherwise determined by the Committee in its sole discretion, Awards shall terminate immediately prior to the dissolution or liquidation of the Company. To the extent a vesting condition, forfeiture provision or repurchase right applicable to an Award has not been waived by the Committee, the Award shall be forfeited immediately prior to the consummation of the dissolution or liquidation.

16.3 Company Transaction; Change in Control

16.3.1 Effect of a Company Transaction That Is Not a Change in Control or a Related Party Transaction

Notwithstanding any other provision of the Plan to the contrary, unless the Committee shall determine otherwise at the time of grant with respect to a particular Award, in the event of a Company Transaction that is not a Change in Control or a Related Party Transaction:

(a) All outstanding Awards, other than Performance Shares and Performance Units, shall become fully and immediately exercisable, and all applicable deferral and restriction limitations or forfeiture provisions shall lapse, immediately prior to the Company Transaction, and shall terminate effective at the effective time of the Company Transaction, only if and to the extent such Awards are not converted, assumed or replaced by the Successor Company.

For the purposes of this Section 16.3.1, an Award shall be considered converted, assumed or replaced by the Successor Company if following the Company Transaction the option or right confers the right to purchase or receive, for each share of Common Stock subject to the Award immediately prior to the Company Transaction, the consideration (whether stock, cash, or other securities or property) received in the Company Transaction by holders of Common Stock for each share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the Company Transaction is not solely Common Stock of the Successor Company, the Committee may, with the consent of the Successor Company, provide for the consideration to be received upon the exercise of the Option, for each share of Common Stock subject thereto, to be solely Common Stock of the Successor Company substantially equal in fair market value to the per share consideration received by holders of Common Stock in the Company Transaction. The determination of such substantial equality of value of consideration shall be made by the Committee, and its determination shall be conclusive and binding.

(b) All Performance Shares or Performance Units earned and outstanding as of the date the Company Transaction is determined to have occurred shall be payable in full at the target level in accordance with the payout schedule pursuant to the Award agreement. Any remaining Performance Shares or Performance Units (including any applicable performance period) for which the payout level has not been determined shall be prorated at the target payout level up to and including the date of such Company Transaction and shall be payable in full at the target level in accordance with the payout schedule pursuant to the Award agreement. Any existing deferrals or other restrictions not waived by the Committee in its sole discretion shall remain in effect.

Notwithstanding the foregoing, the Committee, in its sole discretion, may instead provide that a Participant's outstanding Awards shall terminate upon or immediately prior to such Company Transaction and that such Participant shall receive, in exchange therefor, a cash payment equal to the amount (if any) by which (x) the value of the per share consideration received by holders of Common Stock in the Company Transaction, or, in the event the Company Transaction is one of the transactions listed under subsection (c) in the definition of Company Transaction or otherwise does not result in direct receipt of consideration by holders of Common Stock, the value of the deemed per share consideration received, in each case as determined by the Committee in its sole discretion, multiplied by the number of shares of Common Stock subject to such outstanding Awards (to the extent then vested and exercisable or whether or not then vested and exercisable, as determined by the Committee in its sole discretion) exceeds (y) if applicable, the respective aggregate exercise price or grant price for such Award.

16.3.2 Effect of a Change in Control

Notwithstanding any other provision of the Plan to the contrary, unless the Committee shall determine otherwise at the time of grant with respect to a particular Award, in the event of a Change in Control:

(a) any Options and Stock Appreciation Rights outstanding as of the date such Change in Control is determined to have occurred, and which are not then exercisable and vested, shall become fully exercisable and vested to the full extent of the original grant;

(b) any restrictions and deferral limitations applicable to any Restricted Stock or Stock Units shall lapse, and such Restricted Stock or Stock Units shall become free of all restrictions and limitations and become fully vested and transferable to the full extent of the original grant;

(c) all Performance Shares and Performance Units shall be considered to be earned at the target level and payable in full, any deferral or other restriction shall lapse and such Performance Shares and Performance Units shall be immediately settled or distributed; and

(d) any restrictions and deferral limitations and other conditions applicable to any other Awards shall lapse, and such other Awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant.

16.3.3 Change in Control Cash-Out

Notwithstanding any other provision of the Plan, during the 60-day period from and after a Change in Control (the "Change in Control Exercise Period"), if the Committee shall so determine at, or at any time after, the time of grant, a Participant holding an Option, SAR, Restricted Stock Unit or Performance Share shall have the right, whether or not the Award is fully vested and/or exercisable and without regard to any deferral or other restriction and in lieu of the payment of the purchase price for the shares of Common Stock being purchased under an Option, to elect by giving notice to the Company; (within the Change in Control Exercise Period) to surrender all or part of the Award to the Company and to receive cash, within 30 days of such notice:

(a) for an Option or SAR, in an amount equal to the amount by which the Acquisition Price per share of Common Stock on the date of such election shall exceed the exercise price per share of Common Stock under the Option or the grant price per share of Common Stock under the SAR; and

(b) for a Restricted Stock Unit or Performance Share, in an amount equal to the Acquisition Price per share of Common Stock under the Restricted Stock or Performance Share, multiplied by the number of shares of Common Stock granted under the Award as to which the right granted under this Section 16.3.3 shall have been exercised.

16.4 Further Adjustment of Awards

Subject to Sections 16.2 and 16.3, the Committee shall have the discretion, exercisable at any time before a sale, merger, consolidation, reorganization, liquidation, dissolution or change in control of the Company, as defined by the Committee, to take such further action as it determines to be necessary or advisable with respect to Awards. Such authorized action may include (but shall not be limited to) establishing, amending or waiving the type, terms, conditions or duration of, or restrictions on, Awards so as to provide for earlier, later, extended or additional time for exercise, lifting restrictions and other modifications, and the Committee may take such actions with respect to all Participants, to certain categories of Participants or only to individual Participants. The Committee may take such action before or after granting Awards to which the action relates and before or after any public announcement with respect to such sale, merger, consolidation, reorganization, liquidation, dissolution or change in control that is the reason for such action.

16.5 No Limitations

The grant of Awards shall in no way affect the Company's right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

16.6 Fractional Shares

In the event of any adjustment in the number of shares covered by any Award, each such Award shall cover only the number of full shares resulting from such adjustment.

16.7 Section 409A of the Code

Notwithstanding anything in this Plan to the contrary, (a) any adjustments made pursuant to this Section 16 to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; (b) any adjustments made pursuant to Section 16 to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment the Awards either (i) continue not to be subject to Section 409A of the Code or (ii) comply with the requirements of Section 409A of the Code.

SECTION 17. AMENDMENT AND TERMINATION

17.1 Amendment, Suspension or Termination

The Board or the Compensation Committee may amend, suspend or terminate the Plan or any portion of the Plan at any time and in such respects as it shall deem advisable; provided, however, that, to the extent required by applicable law, regulation or stock exchange rule, shareholder approval shall be required for any amendment to the Plan; and

provided, further, that any amendment that requires shareholder approval may be made only by the Board. Subject to Section 17.3, the Board or the Committee may amend the terms of any outstanding Award, prospectively or retroactively.

17.2 Term of the Plan

Unless sooner terminated as provided herein, the Plan shall terminate ten years from the Effective Date. After the Plan is terminated, no future Awards may be granted, but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and the Plan's terms and conditions. Notwithstanding the foregoing, no Incentive Stock Options may be granted more than ten years after the later of (a) the Effective Date of the Plan and (b) the date the shareholders of the Company approve any amendment to the Plan that constitutes the adoption of a new plan for purposes of Section 422 of the Code.

17.3 Consent of Participant

The amendment, suspension or termination of the Plan or a portion thereof or the amendment of an outstanding Award shall not, without the Participant's consent, materially adversely affect any rights under any Award theretofore granted to the Participant under the Plan. Any change or adjustment to an outstanding Incentive Stock Option shall not, without the consent of the Participant, be made in a manner so as to constitute a "modification" that would cause such Incentive Stock Option to fail to continue to qualify as an Incentive Stock Option. Notwithstanding the foregoing, any adjustments made pursuant to Section 16 shall not be subject to these restrictions.

SECTION 18. GENERAL

18.1 No Individual Rights

No individual or Participant shall have any claim to be granted any Award under the Plan, and the Company has no obligation for uniformity of treatment of Participants under the Plan.

Furthermore, nothing in the Plan or any Award granted under the Plan shall be deemed to constitute an employment contract or confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Related Company or limit in any way the right of the Company or any Related Company to terminate a Participant's employment or other relationship at any time, with or without cause.

18.2 Issuance of Shares

Notwithstanding any other provision of the Plan, the Company shall have no obligation to issue or deliver any shares of Common Stock under the Plan or make any other distribution of benefits under the Plan unless, in the opinion of the Company's counsel, such issuance, delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act or the laws of any state or foreign jurisdiction) and the applicable requirements of any securities exchange or similar entity.

The Company shall be under no obligation to any Participant to register for offering or resale or to qualify for exemption under the Securities Act, or to register or qualify under the laws of any state or foreign jurisdiction, any shares of Common Stock, security or interest in a security paid or issued under, or created by, the Plan, or to continue in effect any such registrations or qualifications if made.

As a condition to the exercise of an Option or any other receipt of Common Stock pursuant to an Award under the Plan, the Company may require (a) the Participant to represent and warrant at the time of any such exercise or receipt that such shares are being purchased or received only for the Participant's own account and without any present intention to sell or distribute such shares and (b) such other action or agreement by the Participant as may from time to time be necessary to comply with the federal, state and foreign securities laws. At the option of the Company, a stop-transfer order against any such shares may be placed on the official stock books and records of the Company, and a legend indicating that such shares may not be pledged, sold or otherwise transferred, unless an opinion of counsel is provided (concurred in by counsel for the Company) stating that such transfer is not in violation of any applicable law or regulation, may be stamped on stock certificates to ensure exemption from

registration. The Committee may also require the Participant to execute and deliver to the Company a purchase agreement or such other agreement as may be in use by the Company at such time that describes certain terms and conditions applicable to the shares.

To the extent the Plan or any instrument evidencing an Award provides for issuance of stock certificates to reflect the issuance of shares of Common Stock, the issuance may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

18.3 Indemnification

Each person who is or shall have been a member of the Board, or a committee appointed by the Board, or an officer of the Company to whom authority was delegated in accordance with Section 3 shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit or proceeding to which such person may be a party or in which such person may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by such person in settlement thereof, with the Company's approval, or paid by such person in satisfaction of any judgment in any such claim, action, suit or proceeding against such person; provided, however, that such person shall give the Company an opportunity, at its own expense, to handle and defend the same before such person undertakes to handle and defend it on such person's own behalf, unless such loss, cost, liability or expense is a result of such person's own willful misconduct or except as expressly provided by statute.

The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such person may be entitled under the Company's certificate of incorporation or bylaws, as a matter of law, or otherwise, or of any power that the Company may have to indemnify or hold harmless.

18.4 No Rights as a Shareholder

Unless otherwise provided by the Committee or in the instrument evidencing the Award or in a written employment, services or other agreement, no Awards, other than a Stock Award, shall entitle the Participant to any cash dividend, voting or other right of a shareholder unless and until the date of issuance under the Plan of the shares that are the subject of such Award.

18.5 Compliance With Laws and Regulations

In interpreting and applying the provisions of the Plan, any Option granted as an Incentive Stock Option pursuant to the Plan shall, to the extent permitted by law, be construed as an "incentive stock option" within the meaning of Section 422 of the Code.

Any Award granted pursuant to the Plan is intended to comply with the requirements of Section 409A of the Code, including any applicable regulations and guidance issued thereunder, and including transition guidance, to the extent Section 409A of the Code is applicable thereto, and the terms of the Plan and any Award granted under the Plan shall be interpreted, operated and administered in a manner consistent with this intention to the extent the Committee deems necessary or advisable to comply with Section 409A of the Code and any official guidance issued thereunder. Any payment or distribution that is to be made under the Plan (or pursuant to an Award under the Plan) to a Participant who is a "specified employee" of the Company within the meaning of that term under Section 409A of the Code and as determined by the Committee, on account of a "separation from service" within the meaning of that term under Section 409A of the Code, may not be made before the date which is six months after the date of such "separation from service," unless the payment or distribution is exempt from the application of Section 409A of the Code by reason of the short-term deferral exemption or otherwise. Notwithstanding any other provision in the Plan, the Committee, to the extent it deems necessary or advisable in its sole discretion, reserves the right, but shall not be required, to unilaterally amend or modify the Plan and any Award granted under the Plan so that the Award qualifies for exemption from or complies with Section 409A of the Code; provided, however, that the Committee makes no representations that Awards granted under the Plan shall be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to Awards granted under the Plan.

18.6 Participants in Other Countries or Jurisdictions

Without amending the Plan, the Committee may grant Awards to Eligible Persons who are foreign nationals on such

terms and conditions different from those specified in this Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan. The Committee shall have the authority to adopt such modifications, procedures, subplans and the like as may be necessary or desirable to comply with provisions of the laws or regulations of other countries or jurisdictions in which the Company or any Related Company may operate or have employees to ensure the viability of the benefits from Awards granted to Participants employed in such countries or jurisdictions, meet the requirements that permit the Plan to operate in a qualified or tax-efficient manner, comply with applicable foreign laws or regulations and meet the objectives of the Plan.

18.7 No Trust or Fund

The Plan is intended to constitute an "unfunded" plan. Nothing contained herein shall require the Company to segregate any monies or other property, or shares of Common Stock, or to create any trusts, or to make any special deposits for any immediate or deferred amounts payable to any Participant, and no Participant shall have any rights that are greater than those of a general unsecured creditor of the Company.

18.8 Successors

All obligations of the Company under the Plan with respect to Awards shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all the business and/or assets of the Company.

18.9 Severability

If any provision of the Plan or any Award is determined to be invalid, illegal or unenforceable in any jurisdiction, or as to any person, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or, if it cannot be so construed or deemed amended without, in the Committee's determination, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

18.10 Choice of Law

The Plan, all Awards granted thereunder and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by the laws of the United States, shall be governed by the laws of the State of Washington without giving effect to principles of conflicts of law.

18.11 Legal Requirements

The granting of Awards and the issuance of shares of Common Stock under the Plan are subject to all applicable laws, rules and regulations and to such approvals by any governmental agencies or national securities exchanges as may be required.



SECTION 19. EFFECTIVE DATE

The effective date (the "Effective Date") is the date on which the Plan is approved by the shareholders of the Company.

ANNEX B

ESTERLINE TECHNOLOGIES CORPORATION

AMENDED AND RESTATED 2002 EMPLOYEE STOCK PURCHASE PLAN

(As Amended and Restated Effective _________, 2010)

SECTION 1. PURPOSE

The purposes of the Esterline Technologies Corporation Amended and Restated 2002 Employee Stock Purchase Plan (the "Plan") are: (a) to assist employees of Esterline Technologies Corporation, a Delaware corporation (the "Company"), and its Designated Companies (as defined in Section 2) in acquiring a stock ownership interest in the Company pursuant to an employee stock purchase plan; (b) to encourage employees to work in the best interests of Company stockholders; (c) to support recruitment and retention of qualified employees; and (d) to provide employees an advantageous means of accumulating long-term investments.

The Plan includes two components: a Code Section 423 Component and a Non-423 Component. The Code Section 423 Component is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended, but the Company makes no representation of such status or undertaking to maintain such status. The Plan shall govern the terms and conditions of grants made under both the Code Section 423 Component and the Non-423 Component. Except as otherwise indicated, the Non-423 Component will operate and be administered in the same manner as the Code Section 423 Component.

SECTION 2. DEFINITIONS

For purposes of the Plan, the following terms shall be defined as set forth below:

"Affiliate" has the meaning set forth in Rule 12b-2 promulgated under Section 12 of the Exchange Act.

"Beneficial Owner" has the meaning set forth in Rule 13d-3 under the Exchange Act.

"Board" means the Board of Directors of the Company.

"Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time.

"**Code Section 423 Component**" means the component of the Plan that is intended to meet the requirements set forth in Section 423(b) of the Code, as amended, to qualify as an "employee stock purchase plan" under Section 423 of the Code. The provisions of the Code Section 423 Component shall be construed, administered and enforced in accordance with Section 423(b) of the Code, so as to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Section 423 of the Code.

"Committee" means the Company's Compensation Committee or any other Board committee appointed by the Board to administer the Plan.

"Common Stock" means the common stock, par value $.20 per share, of the Company.

"Company" means Esterline Technologies Corporation, a Delaware corporation.

"Company Transaction" means consummation of either of the following events:

(a) consummation of a merger or consolidation of the Company or any direct or indirect Subsidiary Corporation of the Company with or into any other company, other than (i) a merger or consolidation

which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Affiliate, at least 70% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business) representing 30% or more of the combined voting power of the Company's then outstanding securities; or

(b) consummation of an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least 70% of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

"Contributions" means the payroll deductions (to the extent permitted under applicable law) and other additional payments that the Company may allow to be made by a Participant to fund the exercise of Options granted pursuant to the Plan if payroll deductions are not permitted under applicable law.

"Designated Company" means (a) any domestic Subsidiary Corporation or (b) any non-domestic Subsidiary Corporation, a Parent Corporation or Affiliate designated as such by the Board or the Committee.

"Eligible Compensation" means, unless the Plan Administrator establishes otherwise for a future Offering, gross earnings, including pay in lieu of vacation and sick leave, but shall not include reimbursements or other expense allowances, cash and non-cash fringe benefits, moving expenses or welfare benefits, whether or not reported as income to the Participant, or severance benefits paid upon termination of employment, whether paid on or after a Participant's date of termination of employment. The Plan Administrator, in its sole discretion, shall determine the earnings which constitute Eligible Compensation for Eligible Employees outside of the U.S. in consideration of applicable law.

"Eligible Employee" means any employee of the Company or a Designated Company who is in the employ of the Company or any Designated Company on one or more Offering Dates and who meets the following criteria:

(a) the employee, together with any other person whose stock ownership would be attributable to such employee, does not, immediately after the Option is granted, own stock or hold options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or of a Parent Corporation or Subsidiary Corporation;

(b) the employee's customary employment is for 20 hours or more per week or any lesser number of hours established by the Plan Administrator for a future Offering or for the purposes of any Offering under the Non-423 Component;

(c) the employee has been employed for a minimum of one year as of an Offering Date or any lesser or greater minimum employment period not to exceed two years that is established by the Plan Administrator for a future Offering; and

(d) if established by the Plan Administrator for a future Offering, the employee customarily works a certain minimum number of months per year, such number of months not to exceed five months per year.

With respect to the Code Section 423 Component, only employees of the Company, a Parent Corporation or Subsidiary Corporation shall be considered "Eligible Employees." Further with respect to the Code Section 423

Component, if the Company permits any employee of a Designated Company to participate in the Plan, then all employees of that Designated Company who meet the requirements of this paragraph shall also be considered Eligible Employees.

With respect to the Non-423 Component, the determination of who is an "Eligible Employee" must comply with the terms set forth under the Plan but do not have to be the same as the ones set forth for Offerings made under the Code Section 423 Component. In addition, for Offerings under the Non-423 Component of the Plan, the Administrator can limit eligibility further within Designated Companies so as to only designate some employees of a Designated Company as Eligible Employees.

"Enrollment Period" has the meaning set forth in Section 7.1.

"ESPP Broker" has the meaning set forth in Section 10.1.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended from time to time.

"Fair Market Value" shall be as established in good faith by the Plan Administrator or if the Common Stock is publicly traded, the closing sale price of the Common Stock on the Offering Date or the Purchase Date, as applicable, during regular session trading on the New York Stock Exchange, unless the Plan Administrator determines otherwise for a future Offering. If there is no such reported price for the Common Stock for the date in question, then such price on the last preceding date for which such price exists shall be determinative of Fair Market Value.

"Human Resources Department" means the human resources department or such other department or individual authorized by the Plan Administrator to perform certain ministerial duties under the Plan.

"Non-423 Component" means a component of the Plan that is not intended to meet the requirements set forth in Section 423(b) of the Code, as amended. Options may be granted under the Non-423 Component pursuant to rules, procedures or sub-plans adopted by the Plan Administrator that are designed to achieve tax, securities laws or other objectives for Eligible Employees and/or the Company.

"Offering" has the meaning set forth in Section 5.1.

"Offering Date" means the first day of an Offering.

"Option" means an option granted under the Plan to an Eligible Employee to purchase shares of Common Stock.

"Parent Corporation" means any corporation, other than the Company, in an unbroken chain of corporations ending with the Company, if, at the time of the granting of the Option, each of the corporations, other than the Company, owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

"Participant" means any Eligible Employee who has elected to participate in an Offering in accordance with the procedures set forth in Section 7 and who has not withdrawn from the Plan or whose participation in the Plan is not otherwise terminated.

"Person" has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (a) the Company, (b) a trustee or other fiduciary holding securities under an employee benefit plan of the Company, (c) an underwriter temporarily holding securities pursuant to an offering of such securities or (d) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

"Plan" means the Esterline Technologies Corporation Amended and Restated 2002 Employee Stock Purchase Plan, which includes a Code Section 423 Component and a Non-423 Component.

"Plan Administrator" has the meaning set forth in Section 3.1.

"Purchase Date" means the last day of each Offering or Purchase Period.

"Purchase Period" has the meaning set forth in Section 5.2.

"Purchase Price" has the meaning set forth in Section 6.

"Securities Act" means the U.S. Securities Act of 1933, as amended.

"Subscription" has the meaning set forth in Section 7.1.

"Subsidiary Corporation" means any corporation, other than the Company, in an unbroken chain of corporations beginning with the Company, if, at the time of the granting of the Option, each of the corporations, other than the last corporation in the unbroken chain, owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

"Successor Company" has the meaning set forth in Section 19.3.

SECTION 3. ADMINISTRATION

3.1 Plan Administrator

The Plan shall be administered by the Board and/or the Committee or, if and to the extent the Board or the Committee designates one or more executive officers of the Company to administer the Plan, by such executive officer(s) (each, the "Plan Administrator"). Any decisions made by the Plan Administrator with respect to the Code Section 423 Component of the Plan shall be applicable equally to all Eligible Employees participating in the Code Section 423 Component of the Plan.

3.2 Administration and Interpretation by the Plan Administrator

Subject to the provisions of the Plan, the Plan Administrator shall have the authority, in its sole discretion, to determine all matters relating to Options granted under the Plan, including all terms, conditions, restrictions and limitations of Options; provided, however, that all Participants granted Options pursuant to the Code Section 423 Component of the Plan shall have the same rights and privileges within the meaning of Code Section 423. The Plan Administrator shall also have exclusive authority to interpret the Plan and may from time to time adopt, and change, rules and regulations of general application for the Plan's administration and determine which Designated Companies shall participate in the Non-423 Component and which shall participate in the Code Section 423 Component. The Plan Administrator's interpretation of the Plan and its rules and regulations, and all actions taken and determinations made by the Plan Administrator pursuant to the Plan, unless reserved to the Board or the Committee, shall be conclusive and binding on all parties involved or affected. The Plan Administrator may delegate ministerial duties to such of the Company's other officers or employees as the Plan Administrator so determines.

SECTION 4. STOCK SUBJECT TO PLAN

Subject to adjustment from time to time as provided in Section 19.1, the maximum number of shares of Common Stock that shall be available for issuance under the Plan shall be 1,500,000 shares. Shares issued under the Plan shall be drawn from authorized and unissued shares or from shares subsequently acquired by the Company as treasury shares. Any shares of Common Stock subject to an Option that cease to be subject to the Option (other than by reason of exercise of the Option), including, without limitation, in connection with the cancellation or termination of an Option, shall again be available for issuance in connection with future grants of Options under the Plan. Up to the full maximum number of shares of Common Stock authorized in this Section 4 may be issued under the Code Section 423 Component of the Plan.

ESTERLINE | 2010 | PROXY

SECTION 5. OFFERING DATES

5.1 Offerings

(a) Except as otherwise set forth below, the Plan shall be implemented by a series of Offerings that each last six months (each, an "Offering"), such Offerings to commence on June 16 and December 16 of each year and to end on the next December 15 and June 15, respectively.

(b) Notwithstanding the foregoing, the Plan Administrator may establish (i) a different term for one or more future Offerings and (ii) different commencing and ending dates for such Offerings; provided, however, that an Offering may not exceed five years; and provided, further, that if the Purchase Price may be less than 85% of the Fair Market Value of the Common Stock on the Purchase Date, the Offering may not exceed 27 months.

(c) In the event the first or the last day of an Offering is not a regular business day, then the first day of the Offering shall be deemed to be the next regular business day and the last day of the Offering shall be deemed to be the last preceding regular business day.

5.2 Purchase Periods

(a) Each Offering shall consist of one or more consecutive purchase periods (each, a "Purchase Period"). The last day of each Purchase Period shall be the Purchase Date for such Purchase Period. A Purchase Period shall commence on June 16 and December 16 of each year and shall end on the next December 15 and June 15, respectively.

(b) Notwithstanding the foregoing, the Plan Administrator may establish (i) a different term for one or more future Purchase Periods and (ii) different commencing and ending dates for any such Purchase Period.

(c) In the event the first or last day of a Purchase Period is not a regular business day, then the first day of the Purchase Period shall be deemed to be the next regular business day and the last day of the Purchase Period shall be deemed to be the last preceding regular business day.

5.3 Governmental Approval; Stockholder Approval

Notwithstanding any other provision of the Plan to the contrary, an Option granted pursuant to the Plan shall be subject to (a) obtaining all necessary governmental approvals and qualifications for the Plan and (b) obtaining stockholder approval of the Plan.

SECTION 6. PURCHASE PRICE

The purchase price (the "Purchase Price") at which Common Stock may be acquired in an Offering pursuant to the exercise of all or any portion of an Option shall be 95% of the Fair Market Value of the Common Stock on the Purchase Date for that Offering, unless the Plan Administrator establishes a higher percentage for a future Offering.

SECTION 7. PARTICIPATION IN THE PLAN

7.1 Initial Participation

An Eligible Employee shall become a Participant on the first Offering Date after satisfying the eligibility requirements and delivering to the Human Resources Department (or other entity approved by the Plan Administrator for this purpose) during the enrollment period established by the Plan Administrator (the "Enrollment Period") a notice of enrollment, in such form, including electronic, as permitted by the Plan Administrator (the "Subscription"):

(a) indicating the Eligible Employee's election to participate in the Plan;

(b) authorizing payroll deductions to the extent permitted under applicable law and/or stating the amount of Contributions to the Plan expressed as a whole percentage of the Participant's Eligible Compensation; and

(c) authorizing the purchase of Common Stock for the Participant in each Purchase Period.

An Eligible Employee who does not deliver a Subscription as provided above during the Enrollment Period shall not participate in the Plan for that Offering or for any subsequent Offering unless such Eligible Employee subsequently enrolls in the Plan by delivering a Subscription during the Enrollment Period for such subsequent Offering. The Company may, from time to time, change the Enrollment Period for a future Offering as deemed advisable by the Plan Administrator, in its sole discretion, for the proper administration of the Plan.

An employee who becomes eligible to participate in the Plan after an Offering has commenced shall not be eligible to participate in such Offering but may participate in any subsequent Offering, provided that such employee is still an Eligible Employee as of the commencement of any such subsequent Offering. Eligible Employees may not participate in more than one Offering at a time.

7.2 Continued Participation

A Participant who has elected to participate in an Offering shall automatically participate in the next Offering until such time as such Participant withdraws from the Plan pursuant to Section 11.2 or terminates employment as provided in Section 12.

SECTION 8. LIMITATIONS ON RIGHT TO PURCHASE SHARES

8.1 Number of Shares Purchased

(a) No Participant shall be entitled to purchase Common Stock under the Plan (or any other employee stock purchase plan that is intended to meet the requirements of Code Section 423 sponsored by the Company, a Parent Corporation or a Subsidiary Corporation) at a rate that exceeds $25,000 in Fair Market Value of the Common Stock, determined as of the Offering Date for each Offering (or such other limit as may be imposed by the Code), for each calendar year in which an Option granted to a Participant is outstanding at any time under the Plan (or any other employee stock purchase plan described in this Section 8.1).

(b) Subject to adjustment from time to time as provided under Section 19.1, no Participant shall be entitled to purchase more than 2,000 shares of Common Stock (or such other number as the Board or the Committee shall specify for a future Offering) under the Plan in any Offering or, if a future Offering has more than one Purchase Period, in any single Purchase Period of that Offering.

8.2 Pro Rata Allocation

In the event the number of shares of Common Stock that might be purchased by all Participants exceeds the number of shares of Common Stock available in the Plan, the Plan Administrator shall make a pro rata allocation of the remaining shares of Common Stock in as uniform a manner as shall be practicable and as the Plan Administrator shall determine to be equitable. Fractional shares may not be issued under the Plan unless the Plan Administrator determines otherwise for a future Offering.

SECTION 9. PAYMENT OF PURCHASE PRICE

9.1 General Rules

Subject to Section 9.11, Common Stock that is acquired pursuant to the exercise of all or any portion of an Option may be paid for only by means of Contributions expressed as a whole percentage of the Participant's

Eligible Compensation, including payroll deductions to the extent permitted under applicable law. Except as set forth in this Section 9, the amount of compensation to be withheld from a Participant's Eligible Compensation during each pay period shall be determined by the Participant's Subscription. Where applicable law prohibits payroll deductions for the purpose of the Plan, the Plan Administrator may permit the Participant to contribute amounts to the Plan through payment by cash, check or other means set forth in the Subscription prior to each Purchase Date of each Offering, provided that payment through means other than payroll deductions shall be permitted only if the Participant has not already had the maximum permitted amount withheld through payroll deductions during the Offering.

9.2 Percent Withheld or Otherwise Contributed

The amount of Contributions, including those through payroll withholding, for each Participant for purchases pursuant to the Plan during any pay period shall be at least 1% but shall not exceed 15% of the Participant's Eligible Compensation for such pay period (or such other percentage as the Plan Administrator may establish from time to time for a future Offering). Amounts shall be withheld or otherwise contributed in whole percentages only.

9.3 Payroll Deductions

Payroll deductions shall commence on the first payday following the Offering Date and shall continue through the last payday of the Offering unless sooner altered or terminated as provided in the Plan.

9.4 Memorandum Accounts

Individual accounts shall be maintained for each Participant for memorandum purposes only. All Contributions shall be credited to such account but shall be deposited with the general funds of the Company except where applicable law requires that all Contributions to the Plan by Participants be segregated from such general funds and/or deposited with an independent third party for Participants in the Non-423 Component of the Plan. All Contributions received or held by the Company may be used by the Company for any corporate purpose to the extent permitted under applicable law.

9.5 No Interest

No interest shall be paid on payroll deductions received or held by the Company, except as may be required by applicable law, as determined by the Company, for Participants in the Non-423 Component of the Plan.

9.6 Acquisition of Common Stock

On each Purchase Date of an Offering, each Participant shall automatically acquire, pursuant to the exercise of the Participant's Option, the number of shares of Common Stock arrived at by dividing the total amount of the Participant's accumulated Contributions for the Offering (or Purchase Period for any future Offerings consisting of more than one Purchase Period) by the Purchase Price; provided, however, that the number of shares of Common Stock purchased by the Participant shall not exceed the number of whole shares of Common Stock so determined, unless the Plan Administrator has determined for a future Offering that fractional shares may be issued under the Plan; and provided, further, that the number of shares of Common Stock purchased by the Participant shall not exceed the number of shares for which Options have been granted to the Participant pursuant to Section 8.1.

9.7 Refund of Excess Amounts

Any cash balance that is not used to purchase shares of Common Stock due to the limitations in Section 8.1 shall be refunded to the Participant as soon as practical after the Purchase Date without the payment of any interest, except as may be required by applicable law, as determined by the Company, for Participants in the Non-423 Component of the Plan. Any cash balance remaining in the Participant's account at the termination of a Purchase Period that is not sufficient to purchase a whole share of Common Stock shall be applied to the purchase of Common Stock in the next Purchase Period, provided the Participant participates in the next Purchase Period and

the purchase complies with Section 8.1. If the Participant does not participate in the next Purchase Period, such remaining cash balance shall be refunded to the Participant as soon as practical after the Purchase Date without the payment of any interest, except as may be required by applicable law, as determined by the Company, for Participants in the Non-423 Component of the Plan.

9.8 Withholding Obligations

At the time the Option is exercised, in whole or in part, or at the time some or all the Common Stock is disposed of (or at any other time that a taxable event related to the Plan occurs), a Participant shall make adequate provision for U.S. and non-U.S. local, state and federal withholding obligations, if any, of the Company, or the employing Affiliate, Parent Corporation or Subsidiary Corporation, that arise upon exercise of the Option or upon disposition of the Common Stock (or other taxable event). The Company, or the employing Affiliate, Parent Corporation or Subsidiary Corporation, may withhold from the Participant's compensation or any other amounts due to the Participant the amount necessary to meet such withholding obligations. Further, the Company, or the employing Affiliate, Parent Corporation or Subsidiary Corporation, may satisfy its withholding obligations, if any, through any of the means set forth in the applicable subscription agreement.

9.9 Termination of Participation

No Common Stock shall be purchased on behalf of a Participant on a Purchase Date if his or her participation in a current Offering or the Plan has terminated on or before such Purchase Date or if the Participant has otherwise terminated employment prior to a Purchase Date.

9.10 Procedural Matters

The Company may, from time to time, establish (a) limitations on the frequency and/or number of any permitted changes in the amount withheld during an Offering, as set forth in Section 11.1, (b) an exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, (c) payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, and (d) such other limitations or procedures as deemed advisable by the Company in the Company's sole discretion that are consistent with the Plan and for the Code Section 423 Component of the Plan, in accordance with the requirements of Code Section 423.

9.11 Leaves of Absence

During leaves of absence approved by the Human Resources Department and meeting the requirements of the applicable treasury regulations promulgated under the Code, a Participant may elect to continue participation in the Plan for a maximum of three months (or any longer period for which the Participant has reemployment rights with the Designated Company as provided for by either statute or agreement by contract or as otherwise necessary to comply with applicable law with respect to Offerings under the Non-423 Component of the Plan) by continuing to make Contributions, or, if the leave is unpaid, by delivering cash payments to the Company on the Participant's normal paydays equal to the amount of his or her payroll deductions under the Plan had the Participant not taken a leave of absence.

SECTION 10. COMMON STOCK PURCHASED UNDER THE PLAN

10.1 ESPP Broker

If the Plan Administrator designates or approves a stock brokerage or other financial services firm (the "ESPP Broker") to hold shares purchased under the Plan for the accounts of Participants, the following procedures shall apply. Promptly following each Purchase Date, the number of shares of Common Stock purchased by each Participant shall be deposited into an account established in the Participant's name with the ESPP Broker. Each Participant shall be the beneficial owner of the Common Stock purchased under the Plan and shall have all rights of beneficial ownership in such Common Stock. A Participant shall be free to undertake a disposition of the shares of

Common Stock in his or her account at any time, but, in the absence of such a disposition, the shares of Common Stock purchased under the Code Section 423 Component of the Plan must remain in the Participant's account at the ESPP Broker until the holding period set forth in Code Section 423 has been satisfied. With respect to shares of Common Stock purchased under the Code Section 423 Component of the Plan for which the holding period set forth above has been satisfied, the Participant may move those shares of Common Stock to another brokerage account of the Participant's choosing or request that a stock certificate be issued and delivered to him or her. Dividends paid in the form of shares of Common Stock with respect to Common Stock in a Participant's account shall be credited to such account. A Participant who is not subject to payment of U.S. income taxes may move his or her shares of Common Stock to another brokerage account of his or her choosing or request that a stock certificate be delivered to him or her at any time, without regard to the Code Section 423 holding period.

10.2 Notice of Disposition

By entering the Code Section 423 Component of the Plan, each Participant agrees to promptly give the Company notice of any Common Stock disposed of within the later of one year from the Purchase Date and two years from the Offering Date for such Common Stock, showing the number of such shares disposed of and the Purchase Date and Offering Date for such Common Stock. This notice shall not be required if and so long as the Company has a designated ESPP Broker.

SECTION 11. CHANGES IN WITHHOLDING AMOUNTS AND VOLUNTARY WITHDRAWAL

11.1 Changes in Withholding Amounts

(a) Unless the Plan Administrator establishes otherwise for a future Offering, during a Purchase Period, a Participant may elect to reduce payroll contributions to 0% by delivering to the Human Resources Department (or other entity approved by the Plan Administrator for this purpose) an amended Subscription authorizing cessation of payroll deductions. The change in rate shall be effective as of the first pay date that falls at least ten business days after the Participant delivers the amended Subscription (the "Change Notice Date"), unless the Plan Administrator determines otherwise for a future Offering. All payroll deductions accrued by a Participant as of a Change Notice Date shall continue to be applied toward the purchase of Common Stock on the Purchase Date, unless a Participant withdraws from the Plan, pursuant to Section 11.2 below. An amended Subscription shall remain in effect until the Participant changes such Subscription in accordance with the terms of the Plan.

(b) Unless the Plan Administrator determines otherwise for a future Offering, a Participant may elect to increase or decrease the amount of Contributions, including the amount to be withheld from his or her compensation for future Purchase Periods by delivering to the Human Resources Department (or other entity approved by the Plan Administrator for this purpose) an amended Subscription; provided, however, that notice of such election must be delivered to the Human Resources Department (or other entity approved by the Plan Administrator for this purpose) prior to or during an open Enrollment Period for the next Purchase Period (or by any other time period established by the Plan Administrator for a future Offering) in such form and in accordance with such terms as the Plan Administrator may establish for an Offering. An amended Subscription shall remain in effect until the Participant changes such Subscription in accordance with the terms of the Plan.

(c) Notwithstanding the foregoing, to the extent necessary to comply with Code Section 423 and Section 8.1(a), a Participant's payroll deductions shall be decreased to 0% during any Purchase Period if the aggregate of all payroll deductions accumulated for the purchase of shares during such Purchase Period exceeds the limitation set forth in Section 8.1(a). Payroll deductions shall re-commence at the rate provided in the Participant's Subscription at the beginning of the first Purchase Period that is scheduled to end in the following calendar year, unless the Participant terminates participation in the Plan as provided in Section 11.2 or indicates otherwise in an amended Subscription. Also, notwithstanding the foregoing, a Participant's payroll deductions shall be decreased to 0% at such time that the aggregate of all payroll

deductions accumulated with respect to an Offering exceeds the amount necessary to purchase 2,000 shares of Common Stock in such Offering (or such other number as the Board or Committee shall specify for a future Offering). Payroll deductions shall re-commence at the rate provided in such Participant's Subscription at the beginning of the next Purchase Period, provided the Participant continues to participate in the Plan and such participation complies with Section 8.1.

11.2 Withdrawal From the Plan

A Participant may withdraw from the Plan by completing and delivering to the Human Resources Department (or other entity approved by the Plan Administrator for this purpose) a notice of withdrawal in such form as permitted by the Plan Administrator. Such notice must be delivered at least ten business days prior to the end of the Purchase Period for which such withdrawal is to be effective, or by any other date specified by the Plan Administrator for a future Offering.

11.3 Notice of Withdrawal; Effect of Withdrawal on Prior Purchase Periods; Re-enrollment in the Plan

(a) The Company may, from time to time, impose a requirement that any notice of withdrawal be on file with the Human Resources Department (or other entity approved by the Plan Administrator for this purpose) for a reasonable period prior to the effectiveness of the Participant's withdrawal.

(b) If a Participant withdraws from the Plan after the Purchase Date for a Purchase Period, the withdrawal shall not affect Common Stock acquired by the Participant in any earlier Purchase Periods.

(c) In the event a Participant voluntarily elects to withdraw from the Plan, the Participant may participate in any subsequent Offering under the Plan by again satisfying the definition of Eligible Employee and re-enrolling in the Plan in accordance with Section 7.

11.4 Transfer of Employment

A Participant who transfers employment from a Designated Company participating in the Code Section 423 Component of the Plan to a Designated Company participating in the Non-423 Component of the Plan shall immediately cease to participate in the Code Section 423 Component of the Plan. However, his or her accumulated Contributions for the Purchase Period in which such transfer occurs shall be transferred to the Non-423 Component of the Plan, and such individual shall immediately join the then current Offering under the Non-423 Component of the Plan upon the same terms and conditions in effect for his or her participation in the Code Section 423 Component of the Plan, except for such modifications as may be required by applicable law. A participating employee who transfers employment from a Designated Company participating in a current Offering under the Code Section 423 Component of the Plan to the Company or any other Designated Company participating in the Code Section 423 Component of the Plan shall remain a participant in the Code Section 423 Component of the Plan until the earlier of (a) the end of the current Offering Period under the Code Section 423 Component of the Plan or (b) the start date of the first Offering under the Code Section 423 Component of the 423 Plan in which he or she participates following such transfer.

11.5 Return of Payroll Deductions

Upon withdrawal from the Plan pursuant to Section 11.2, the withdrawing Participant's accumulated payroll deductions that have not been applied to the purchase of Common Stock shall be returned as soon as practical after the withdrawal, without the payment of any interest (except as may be required by applicable law, as determined by the Company, for Participants in the Non-423 Component of the Plan), to the Participant and the Participant's interest in the Offering shall terminate. Such accumulated payroll deductions may not be applied to any other Offering under the Plan.

SECTION 12. TERMINATION OF EMPLOYMENT

Termination of a Participant's employment with the Company or a Designated Company for any reason, including retirement, death or the failure of a Participant to remain an Eligible Employee, shall immediately terminate the Participant's participation in the Plan. The payroll deductions credited to the Participant's account since the last Purchase Date shall, as soon as practical, be returned to the Participant or, in the case of a Participant's death, to the Participant's legal representative or designated beneficiary as provided in Section 13.2, and all the Participant's rights under the Plan shall terminate. Interest shall not be paid on sums returned to a Participant pursuant to this Section 12, except as may be required by applicable law, as determined by the Company, for Participants in the Non-423 Component of the Plan.

SECTION 13. RESTRICTIONS ON ASSIGNMENT

13.1 Transferability

An Option granted under the Plan shall not be transferable and such Option shall be exercisable during the Participant's lifetime only by the Participant. The Company will not recognize, and shall be under no duty to recognize, any assignment or purported assignment by a Participant of the Participant's interest in the Plan, of his or her Option or of any rights under his or her Option.

13.2 Beneficiary Designation

A Participant may designate on a Company-approved form a beneficiary who is to receive any shares and cash, if any, from the Participant's account under the Plan in the event the Participant dies after the Purchase Date for an Offering but prior to delivery to such Participant of such shares and cash. In addition, a Participant may designate on a Company-approved form a beneficiary who is to receive any cash from the Participant's account under the Plan in the event that the Participant dies before the Purchase Date for an Offering. Such designation may be changed by the Participant at any time by written notice to the Human Resources Department (or other entity approved by the Plan Administrator for this purpose). The Company may decide not to allow such designations by Participants outside the U.S.

SECTION 14. NO RIGHTS AS STOCKHOLDER UNTIL SHARES ISSUED

With respect to shares of Common Stock subject to an Option, a Participant shall not be deemed to be a stockholder of the Company, and he or she shall not have any of the rights or privileges of a stockholder. A Participant shall have the rights and privileges of a stockholder of the Company when, but not until, the shares of Common Stock have been issued to the Participant following exercise of the Participant's Option.

SECTION 15. LIMITATIONS ON SALE OF COMMON STOCK PURCHASED UNDER THE PLAN

The Plan is intended to provide Common Stock for investment and not for resale. The Company does not, however, intend to restrict or influence any Participant in the conduct of his or her own affairs. A Participant, therefore, may sell Common Stock purchased under the Plan at any time he or she chooses subject to compliance with Company policies and any applicable U.S. and non-U.S., local, state and federal securities laws. A Participant assumes the risk of any market fluctuations in the price of the Common Stock.

SECTION 16. AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

(a) The Board may amend the Plan in such respects as it shall deem advisable; provided, however, that, to the extent required for compliance with Code Section 423 or any applicable law, regulation or stock exchange rule, stockholder approval will be required for any amendment that will (i) increase the total number of shares as to which Options may be granted under the Plan, (ii) modify the class of employees eligible to receive Options, (iii) change the corporation granting Options under the Plan or change the stock available for purchase under the Plan or (iv) otherwise require stockholder approval under any applicable law or

regulation; and provided further, that except as provided in this Section 16, no amendment to the Plan shall make any change in any Option previously granted which adversely affects the rights of any Participant.

(b) The Plan shall continue in effect through June 15, 2020. Notwithstanding the foregoing, the Board may at any time and for any reason suspend or terminate the Plan. During any period of suspension or upon termination of the Plan, no Options shall be granted.

(c) Except as provided in Section 19, no such termination of the Plan may affect Options previously granted, provided that the Plan or an Offering may be terminated by the Board on a Purchase Date or by the Board setting a new Purchase Date with respect to an Offering and a Purchase Period then in progress if the Board determines that termination of the Plan and/or the Offering is in the best interests of the Company and the stockholders or if continuation of the Plan and/or the Offering would cause the Company to incur adverse accounting charges as a result of a change after the effective date of the Plan in the generally accepted accounting rules applicable to the Plan.

SECTION 17. NO RIGHTS AS AN EMPLOYEE

Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to remain in the employ of the Company or a Parent Corporation, Subsidiary Corporation or Affiliate or to affect the right of the Company or a Parent Corporation, Subsidiary Corporation or Affiliate to terminate the employment of any person (including any Eligible Employee or Participant) at any time with or without cause.

SECTION 18. EFFECT UPON OTHER PLANS

The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or any Parent Corporation, Subsidiary Corporation or Affiliate. Nothing in the Plan shall be construed to limit the right of the Company or any Parent Corporation, Subsidiary Corporation or Affiliate to (a) establish any other forms of incentives or compensation for employees of the Company, a Parent Corporation, Subsidiary Corporation or Affiliate or (b) grant or assume options otherwise than under the Plan in connection with any proper corporate purpose, including, but not by way of limitation, the grant or assumption of options in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, firm or association.

SECTION 19. ADJUSTMENTS

19.1 Adjustment of Shares

In the event that, at any time or from time to time, a stock dividend, stock split, spin-off, split-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to stockholders other than a normal cash dividend, or other change in the Company's corporate or capital structure results in (a) the outstanding shares, or any securities exchanged therefore or received in their place, being exchanged for a different number or kind of securities of the Company or of any other corporation or (b) new, different or additional securities of the Company or of any other corporation being received by the holders of shares of Common Stock, then (subject to any required action by the Company's stockholders), the Board or the Committee, in its sole discretion, shall make such equitable adjustments as it shall deem appropriate in the circumstances in (i) the maximum number and kind of shares of Common Stock subject to the Plan as set forth in Section 4, (ii) the number and kind of securities that are subject to any outstanding Option and the per share price of such securities and (iii) the maximum number of shares of Common Stock that may be purchased by a Participant in a Purchase Period, or by all Participants in a single Purchase Period. The determination by the Board or the Committee as to the terms of any of the foregoing adjustments shall be conclusive and binding. Notwithstanding the foregoing, a merger, asset sale, dissolution or liquidation of the Company shall not be governed by this Section 19.1 but shall be governed by Sections 19.2 and 19.3.

19.2 Dissolution or Liquidation of the Company

In the event of the proposed dissolution or liquidation of the Company, the Offering then in progress shall be shortened by setting a new Purchase Date and shall terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Board. The new Purchase Date shall be a specified date before the date of the Company's proposed dissolution or liquidation. The Board shall notify each Participant in writing prior to the new Purchase Date that the Purchase Date for the Participant's Option has been changed to the new Purchase Date and that the Participant's Option shall be exercised automatically on the new Purchase Date, unless prior to such date the Participant has withdrawn from the Plan as provided in Section 11.

19.3 Company Transaction

In the event of a Company Transaction, each outstanding Option shall be assumed or an equivalent option substituted by the successor company or parent thereof (the "Successor Company"). In the event that the Successor Company refuses to assume or substitute for the Option, any Offering then in progress shall be shortened by setting a new Purchase Date. The new Purchase Date shall be a specified date before the date of the Company Transaction. The Board shall notify each Participant in writing, prior to the new Purchase Date, that the Purchase Date for the Participant's Option has been changed to the new Purchase Date and that the Participant's Option shall be exercised automatically on the new Purchase Date, unless prior to such date the Participant has withdrawn from the Plan as provided in Section 11.

19.4 Limitations

The grant of Options shall in no way affect the Company's right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

SECTION 20. REGISTRATION; CERTIFICATES FOR SHARES

Notwithstanding any other provision of the Plan, the Company shall have no obligation to issue or deliver any shares of Common Stock under the Plan or make any other distribution of benefits under the Plan unless such issuance, delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act), and the applicable requirements of any securities exchange or similar entity.

The Company shall be under no obligation to any Participant to register for offering or resale or to qualify for exemption under the Securities Act, or to register or qualify under U.S. state and non-U.S. securities laws, any shares of Common Stock, security or interest in a security paid or issued under, or created by, the Plan, or to continue in effect any such registrations or qualifications if made. The Company may issue certificates for shares with such legends and subject to such restrictions on transfer and stop-transfer instructions as counsel for the Company deems necessary or desirable for compliance by the Company with U.S. and non-U.S. local, state and federal securities laws.

To the extent that the Plan or any instrument evidencing shares of Common Stock provides for issuance of stock certificates to reflect the issuance of such shares, the issuance may be affected on a noncertificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

SECTION 21. NOTICES; ELECTRONIC DELIVERY

All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

Any reference in the Plan to the Subscription, enrollment forms, authorizations, or any other document in writing shall include any agreement or document delivered electronically, including through the Company's

intranet. The Company may also request any consents or signatures from a Participant related to his or her participation in the Plan by electronic means to the extent permitted under applicable law.

SECTION 22. ELIGIBLE EMPLOYEES IN OTHER COUNTRIES

Without amending the Plan, the Plan Administrator may grant Options or establish other procedures to provide benefits to Eligible Employees of non-U.S. Designated Companies. The Plan Administrator may make such procedures and grants on terms and conditions different from those specified in this Plan, as may, in the judgment of the Plan Administrator, be necessary or desirable to foster and promote achievement of the purposes of the Plan. The Plan Administrator shall have authority to adopt such modifications, procedures, subplans and the like as may be necessary or desirable: (a) to comply with provisions of applicable law, regulation or similar requirements to operate the Plan in an advantageous manner in countries or jurisdictions outside the U.S. in which the Company or any Designated Company may operate or have employees; (b) to ensure the viability of Plan benefits for Eligible Employees employed in such countries or jurisdictions; and (c) to meet the objectives of the Plan. Notwithstanding anything to the contrary herein, any such actions taken by the Plan Administrator with respect to Eligible Employees of any non-U.S. Designated Companies may be treated as a subplan outside of an "employee stock purchase plan" as defined under Code Section 423, including the Non-423 Component of the Plan. Such subplans are not subject to the requirements of Code Section 423, nor to Plan provisions that incorporate or otherwise reflect such requirements. Nothing in this Section authorizes the Plan Administrator to increase the total number of shares authorized by the stockholders, to expand the class of eligible participants, or to alter the type of award available under this Plan.

SECTION 23. GOVERNING LAW

The Plan, all Options granted thereunder and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by the laws of the United States, shall be governed by the laws of the State of Washington without giving effect to principles of conflicts of law.

SECTION 24. EFFECTIVE DATE

The Plan shall become effective on the date it is approved by the Company's stockholders, so long as such approval is obtained within 12 months of the date on which the Plan was adopted by the Board.

APPENDIX A

DATED: 2 November, 2009

ESTERLINE TECHNOLOGIES CORPORATION

SHARESAVE SCHEME

DENTON WILDE SAPTE
1 Fleet Place
London EC4M 7WS

Tel. 020 7242 1212
Fax. 020 7246 7777
Ref ALJ/7100670.01

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TABLE OF CONTENTS

Clause	Heading	Page Number
1.	INTERPRETATION AND CONSTRUCTION	1
2.	ELIGIBILITY	3
3.	GRANT OF OPTIONS	3
4.	INDIVIDUAL LIMIT	5
5.	RESTRICTIONS UPON EXERCISE	5
6.	EXERCISE OF AN OPTION	6
7.	LEAVING EMPLOYMENT	7
8.	CHANGE IN CONTROL AND LIQUIDATION	9
9.	SUBSTITUTE OF OPTIONS FOLLOWING CHANGE IN CONTROL	10
10.	VARIATION OF CAPITAL	12
11.	GENERAL	12
12.	AMENDMENT AND TERMINATION	13

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1. INTERPRETATION AND CONSTRUCTION

1.1 Definitions

In the Scheme, the following expressions have the following respective meanings:

The "**Act**" is the Income Tax (Earnings and Pensions) Act 2003.

The "**Board**" is the board of directors of the Grantor or a committee appointed by the Board to carry out the administration of the Scheme and to perform the obligations of the Board under the Scheme.

The "**Bonus Date**" of a Savings Contract is the earliest date on which the Relevant Bonus is payable under the Savings Contract entered into by the Eligible Employee.

"**Control**" has the meaning given to it by section 719 of the Act.

A "**Dealing Day**" is a day on which the New York Stock Exchange is open for business.

An "**Eligible Employee**" is any individual who is eligible to participate in the Scheme in accordance with Rule 2 (Eligibility in respect of a relevant invitation).

The "**Exercise Price**" is the price payable for Shares as set out in Rule 3.9.

The "**Grant Date**" of an Option is the date on which it is granted.

The "**Grantor**" of the Scheme is Esterline Technologies Corporation

"**The Group**" is the Grantor and Subsidiaries.

"**Holding Company**" has the meaning given to it by section 736 of the Companies Act 1985.

"**Key Feature**" is a provision of the Scheme which is necessary in order the meet the requirements of Schedule 3 of the Act.

An "**Option**" is a right to purchase Shares under the Scheme.

A "**Participant**" is an Eligible Employee to whom an Option has been granted or, following his death, his personal representatives.

A "**Participating Employer**" is such members of the Group which the Board has for the time being agreed should be a Participating Employer for the purposes of the Scheme.

The "**Relevant Bonus**" is the Three-Year or the Five-Year Bonus as appropriate to the Savings Contract entered into by the Eligible Employee.

The "**Rules**" are the rules of the Scheme.

The "**Savings Authority**" is the person selected by the Board to whom contributions are payable under the terms of a Savings Contract.

A "**Savings Contract**" is, in relation to an Option, the contract approved by the Grantor and entered into, or to be entered into, in connection with the grant of that Option. The contract for each Participant must be such as to secure, as near as possible, a repayment (including the Relevant Bonus) equal to the total Exercise Price payable for all Shares comprised in the Participant's Option. The contract must be with a Savings Authority under a certified contractual savings scheme, within the meaning of section 326 of the

Taxes Act. The savings scheme must have been approved by the Board of Inland Revenue for the purposes of Schedule 3 to the Act.

The **"Scheme"** is this scheme as amended from time to time.

A **"Share"** is a share of common stock in the capital of the Grantor that complies with the conditions of paragraphs 18 to 22 (inclusive) of Schedule 3 to the Act and carries the same rights as all other shares of common stock in the capital of the Grantor already issued by the Grantor.

The **"Specified Age"** is the 65 birthday of a Participant unless a different normal retirement age is specified in the contract of employment of a Participant, in which case that normal retirement age will be the Specified Age.

"Subsidiary" is a company under the control (within the meaning of section 840 of the Taxes Act) of the Grantor.

The **"Taxes Act"** is the Income and Corporation Taxes Act 1988.

1.2 **Construction**

1.2.1 Where the context so admits, any reference in the Scheme;

1.2.1.1 to the singular number includes the plural and vice versa; and

1.2.1.2 to the masculine includes the feminine.

1.2.2 Any reference in the Scheme to an enactment includes that enactment as for the time being amended or re-enacted.

1.2.3 Any reference in the Scheme to the Act or any provision of the Act includes any act or provision repealed by and corresponding to the Act.

1.2.4 The headings to the Rules are for reference purposes only and are not to affect the meaning or construction of the Rules.

1.3 **Governing law**

The Scheme and any Option granted under it are governed by, and are to be construed in accordance with, English law.

1.4 **Administration**

1.4.1 The Board will operate and administer the Scheme on behalf of the Grantor, and all matters undertaken by the Board in relation to the Scheme will be undertaken on behalf of the Grantor.

1.4.2 The Board's decision on the construction of the Rules and on any disputes arising under the Scheme will be final and binding on all persons.

1.4.3 The Board may appoint a committee to undertake all or part of the responsibilities of the Board under the Scheme upon such terms and conditions or generally as the Board may determine. The Board may from time to time vary the composition of the committee and its terms of reference and may rescind its appointment as the Board thinks fit.

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2. **ELIGIBILITY**

2.1 **Compulsory eligibility**

2.1.1 An individual is entitled to participate in the Scheme in respect of any invitation if he satisfies all of the conditions in Rule 2.1.2.

2.1.2 The conditions are that the individual;

2.1.2.1 is an employee or director of a Participating Employer on the qualification date;

2.1.2.2 has been an employee or director of a Participating Employer at all times during the qualifying period;

2.1.2.3 if he is a director, works at least 25 hours a week for a Participating Employer; and

2.1.2.4 the individual's earning from his employment or office on the qualification date are general earnings to which section 15 or 21 of the Act apply.

2.1.3 The **"qualifying period"** is the period of 12 months ending on the qualification date or such shorter period as the Board may decide.

2.1.4 The **"qualification date"** is such date as the Board may select being a date that will ensure that the requirements of paragraph 6 of Schedule 3 to the Act are satisfied.

2.2 **Discretionary eligibility**

The Board may also admit to participation in the Scheme any other employee of a Participating Employer.

2.3 **Maternity leave**

2.3.1 This Rule 2.3 applies where a female Employee is away from work (whether or not she ceases to be an Employee) because of pregnancy or confinement.

2.3.2 She will be deemed for the purposes of the Rules to be an Employee unless and until the Board is satisfied that there is no longer any reasonable expectation of her returning to work in exercise of her contractual or statutory right to do so.

3. **GRANT OF OPTIONS**

3.1 **General**

3.1.1 The Board may decide whether to operate the Scheme on any occasion and the number of Shares to be made available upon each occasion.

3.1.2 If the Board decides to do so, the Board shall invite each Eligible Employee to apply for the grant of an Option.

3.1.3 The Board shall ensure that the limit in Rule 4 (Individual limit) is not exceeded.

3.1.4 The Board may not grant any Options more than 10 years after the first grant of Options.

3.2 **Timing of invitation**

The Board may issue invitations at such time or times as it shall select with due regard being given to the requirements of the New York Stock Exchange (if any).

3.3 **Invitations**

3.3.1 The Board may issue invitations by such means as it may decide.

3.3.2 Each invitation shall state the date by which and the place to which the acceptance form must be returned. That date shall not be less than 14 days after the date on which the invitation was issued.

3.3.3 The invitation shall state the Exercise Price or, if the Exercise Price is not known, the Dealing Day by reference to which the Exercise Price will be calculated and in both cases the Dealing Day used to determine the Exercise Price shall be the third Dealing Day immediately before the day on which the invitation is issued.

3.4 **Application forms**

3.4.1 The Board shall make available to each Eligible Employee an application form which includes a proposal form for a Savings Contract.

3.4.2 The form shall contain provision for the Eligible Employee to state the amount of the monthly savings contribution that he wishes to make provided that the repayment under the Savings Contract must equate as nearly as possible to the aggregate Exercise Price for the number of Shares to be acquired under the Option.

3.4.3 The form shall also authorise the Eligible Employee's employer to deduct the monthly savings contributions from his pay and to pay them to the Savings Authority.

3.5 **Application for an Option**

3.5.1 An Eligible Employee who wishes to apply for an Option shall return the duly completed application form in accordance with the instructions set out in the invitation.

3.5.2 An Eligible Employee may not apply for more than one Option in response to any invitation unless the Board specifies otherwise.

3.6 **Scaling Down**

3.6.1. This Rule 3.6 applies if applications are received for more Shares than are available on that occasion because of any limit chosen by the Board.

3.6.2 The Board shall have power to scale down applications in such manner as it sees fit provided that no application may be reduced below such sum as may be the minimum monthly contribution permitted under the Savings Contract at that time or such other amount as the Board decides.

3.6.3 If the applications, as scaled down, are for more Shares than are available the Board may choose either;

3.6.3.1 not to grant any Options; or

3.6.3.2 after scaling down all applications, to grant Options to applicants selected by lot.

3.6.4 If scaling down is necessary in accordance with this Rule, each application shall be deemed to have been modified in accordance with the terms of this Rule and each Savings Contract shall be amended to reflect such modification.

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3.7 **Grant of options**

3.7.1 The Board shall either decide not to grant any Options or, subject to Rule 3.6, shall grant an Option to each Eligible Employee who has duly applied for an Option. It shall do so within 30 days of the Dealing Day used to calculate the Exercise price. The Board shall state at the Grant Date whether bonuses are to be included in repayments under the savings Contracts.

3.7.2 Each Option will be over the number of Shares for which the Eligible Employee has (or is deemed to have) applied.

3.7.3 A Participant's option will lapse at once if his application for entry into a Savings Contract is not accepted, or his first contribution under that contract is not paid.

3.8 **Excluded persons**

3.8.1 The Board may not grant an Option to a person who is not employed by a Participating Employer on the Grant Date.

3.8.2 In addition, the Board may not grant an Option to an Eligible Employee if to do so would breach the requirements of paragraph 11 of Schedule 3 to the Act (persons who within the previous 12 months have had a material interest in certain companies).

3.9 **Exercise Price**

3.9.1 The Board shall determine the Exercise Price.

3.9.2 The Exercise Price shall not be less than 85 per cent. of the market value of a Share.

3.9.3 The "**market value**" of a Share is the closing price quoted on the New York Stock Exchange for the relevant Dealing Day as determined in accordance with paragraph 3.3.3.

3.10 **Option Certificates**

3.10.1 As soon as practicable after the Grant Date, the Board shall issue, or arrange for there to be issued, an Option certificate ("the Option Certificate") to each Eligible Employee to whom it has granted an Option.

3.10.2 The Board may determine the form of the Option Certificate.

4. INDIVIDUAL LIMIT

4.1 The monthly contribution payable by a Participant under his Savings Contract shall not exceed £250 or such other maximum amount for the time being permitted by Schedule 3 to the Act.

4.2 The Board may specify a lower maximum in relation to any particular invitation and may also specify different maximum monthly contributions for Savings Contracts of different durations.

4.3 The monthly contribution may not be less than £5.

5. RESTRICTIONS UPON EXERCISE

5.1 **General**

This Rule 5 overrides the other Rules except where otherwise stated.

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5.2 **Employment with a Participating Employer**

5.2.1 A Participant may not exercise his Option unless he holds an office or employment with a Participating Employer on the date of exercise.

5.2.2 The personal representatives of a Participant may not exercise the Participant's Option unless the Participant held an office or employment with a Participating Employer on the date of his death.

5.2.3 Neither Rule 5.2.1 nor Rule 5.2.2 applies, however, if the Option becomes exercisable under Rule 7.3 (Death of a Participant) or 7.4 (Leaving employment - special circumstances) or Rule 7.5 (Employment by an associated company).

5.3 **Excluded persons**

An individual (whether a Participant or his personal representatives) may not exercise an Option if to do so would breach the requirements of paragraph 11 of Schedule 3 to the Act (persons who within the previous 12 months have had a material interest in certain companies).

5.4 **Restricted exercise**

5.4.1 This Rule 5.4 applies if an Option is exercised before the Bonus Date.

5.4.2 The Option may only be exercised in respect of that number of Shares whose total Exercise Price can be satisfied out of the amount repayable under the Savings Contract as at the date of exercise.

5.4.3 For these purposes, any repayment under the Savings Contract shall exclude a repayment of any contribution (including interest thereon) the due date for payment of which falls after the date of the repayment.

5.5 **Termination of Savings Contract**

5.5.1 If a Participant gives, or is deemed to have given, notice to the relevant Savings Authority that he intends to stop paying contributions under his Savings Contract (other than in circumstances where the terms of that Savings Contract permit contributions to be temporarily suspended), his Option will lapse at once.

5.5.2 This Rule 5.5 does not, however, apply if the Option is then exercisable under Rule 7 (Leaving employment) or Rule 8 (Change in Control and liquidation).

5.6 **Lapsing of Options**

If an option lapses under any Rule, it may not be exercised subsequently under any other Rule.

6. **EXERCISE OF AN OPTION**

6.1 **General**

6.1.1 A Participant may only exercise his Option during the period of six months starting with the Bonus Date.

6.1.2 This restriction does not apply, however, if the option is exercisable before the Bonus Date under Rule 7 (Leaving Employment) or Rule 8 (Change in Control and liquidation) or more than six months after the Bonus Date under Rule 7.3 (Death of a Participant).

6.1.3 Subject to Rules 6.3.2, 7 and 9, where an Option is exercisable, an Option may only be exercised in whole. This rule has been amended to exclude the partial exercise of options and relates only to Options granted after 2 November, 2009.[1]

6.2 **Method of exercise**

To exercise his Option, a Participant shall give written notice to the Board or to such other person in such form, and with such other documents, as the Board may decide and notify to Participants.

6.3 **Payment**

6.3.1 The notice of exercise shall be accompanied by payment in full at the Exercise Price or, if the Board so decides, an authority to obtain such payment from the Savings Authority.

6.3.2 The Exercise Price may only be provided out of the repayment, including any interest or bonus received, under the related Savings Contract (the "Repayment"). An Option may only be exercised over the whole number of shares which may be purchased with the sum obtained by way of the Repayment. This rule has been amended to exclude the partial exercise of options and relates only to Options granted after **2 November**, 2009.[2]

6.4 **Time of exercise**

6.4.1 Unless otherwise specified in the notice of exercise, the time and date on which the notice of exercise, complete in all respects, is received at such office as the Board may specify is the time and date of exercise.

6.5 **Transfer of Shares**

6.5.1 Upon delivery of a notice of exercise by a Participant, the Grantor shall take steps to ensure that the Participating Employer by whom the Participant is employed makes available the number of Shares specified in the notice of exercise to the Participant or his nominee.

6.5.2 The Grantor shall procure that the Participating Employer transfers or makes arrangements to transfer those Shares to the Participant or his nominee in such manner as the Grantor shall decide, any stamp duty on such transfer being for the account of the Participating Employer by whom the Participant is employed.

6.5.3 The transfer of Shares shall take place within 30 days of the date of exercise.

6.5.4 The transfer, of Shares is, however, subject to any necessary consents or approvals as may be required by any competent authority having been obtained. It is also subject to the Participant having complied with the terms of the Option.

7. LEAVING EMPLOYMENT

7.1 **Leaving employment - general**

7.1.1 A Participant's option will lapse when he ceases to be employed by a Participating Employer.

7.1.2 This Rule does not, however, apply if the reason for the Participant ceasing to be employed is any one of those mentioned in Rules 7.3 and 7.4.

---

[1] Where an Option is exercisable that was granted prior to 2 November, 2009, it may be exercised in whole or in part. If such an Option is exercised in part, it will lapse at once in respect of the balance.
[2] For Options granted prior to 2 November, 2009, the Exercise Price may only be provided out of the repayment, including any interest or bonus received, under the Savings Contract.

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7.2 **Leaving employment - maternity leave**

7.2.1 This Rule 7.2 applies where a female Participant is away from work (whether or not she ceases to be an Employee) because of pregnancy or confinement.

7.2.2 She will be deemed for the purposes of the Rules not to have ceased to be employed by a Participating Employer unless and until the Board is satisfied that there is no longer any reasonable expectation of her returning to work in exercise of her contractual or statutory right to do so.

7.3 **Death of a Participant**

7.3.1 If a Participant dies before the Bonus Date, his personal representatives may exercise his option in the 12 months after the date of his death. At the end of that period his Option will lapse.

7.3.2 If a Participant dies within a period of six months after the Bonus Date, his personal representatives may exercise his option in the 12 months after that Bonus Date. At the end of that period his Option will lapse.

7.4 **Leaving employment - special circumstances**

7.4.1 This Rule 7.4 applies if a Participant ceases to be employed by a Participating Employer for any of the following reasons;

7.4.1.1 his injury;

7.4.1.2 his disability;

7.4.1.3 his redundancy within the meaning of the Employment Rights Act 1996;

7.4.1.4 his retirement whether on reaching the Specified Age or the age at which he is bound to retire in accordance with the terms of his contract of employment;

7.4.1.5 the Grantor ceases to have Control of any company; or

7.4.1.6 the undertaking, or the part of the undertaking, in which he works is transferred to a transferee which is neither an associated company (within the meaning of paragraph 47 of Schedule 3 to the Act) of the Grantor nor a company of which the Grantor has Control.

7.4.2 Rule 7.4 also applies if a Participant ceases to be employed by a Participating Employer in circumstances where the Participant has held his Option for more than three years and the Board considers that it is equitable for the Participant to retain his Options.

7.4.3 The Participant may exercise his Option in the six months after the date on which he ceases to be employed. Subject to Rule 7.3, his Option will lapse at the end of that period.

7.5 **Employment by an associated company**

7.5.1 For the purposes of Rules 7.1 and 7.4, the Participant shall not be treated as having ceased to be employed by a Participating Employer until such time as he no longer holds an employment or office with;

7.5.1.1 the Grantor;

7.5.1.2 an associated company of the Grantor; or

7.5.1.3 a company under the Control of the Grantor;

and the period of six months referred to in Rule 7.4 will not start until that time.

7.5.2 If a Participant holds an office or employment on the Bonus Date with a company which is not a Participating Employer but which is;

7.5.2.1 an associated company of the Grantor; or

7.5.2.2 a company under the Control of the Grantor;

he may exercise his option in the period of six months starting with the Bonus Date. Subject to Rule 7.3, his Option will lapse at the end of that period.

7.5.3 For these purposes, an "**associated company**" has the meaning given to it for the purposes of paragraph 35 of Schedule 3 to the Act.

7.6 **Employment after the Specified Age**

If a Participant continues to hold an office or employment with a Participating Employer after the date on which he reaches the Specified Age in accordance with the terms of his retirement, he may exercise his Option in the six months after that date.

8. CHANGE IN CONTROL AND LIQUIDATION

8.1 **Change in control**

8.1.1 This Rule 8.1 applies if any person (the "offeror") (either alone or together with any person acting in concert with him) obtains Control of the Grantor;

8.1.1.1 as a result of making a general offer to acquire the whole of the issued share capital of the Grantor (or such part of the share capital as is not already owned by him and/or by any person acting in concert with him) made on condition such that if it is satisfied the offeror (together with any persons acting in concert with him) will have Control of the Grantor; or

8.1.1.2 as a result of making a general offer to acquire all the Shares in the Grantor (or such Shares as are not already owned by him and/or any person acting in concert with him).

8.1.2 Each Participant may exercise his Option at any time within the period of six months following the time when Control of the Grantor has changed and any condition subject to which the offer was made has been satisfied or waived

8.2 **Scheme of arrangement**

8.2.1 This Rule 8.2 applies if under Section 425 of the Companies Act 1985 the Court sanctions a compromise or arrangement proposed for the purposes of, or in connection with, a scheme for the reconstruction of the Grantor or its amalgamation with any other company or companies.

8.2.2 Each Participant may exercise his Option at any time starting with the time when the Court sanctions the compromise and ending with the date upon which it or the arrangement becomes effective.

8.2.3 Subject to Rule 9 (substitute Options following a change in Control) all Options will lapse upon the compromise or arrangement becoming effective.

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8.3 **Acquisition of minority holding**

8.3.1 If any person becomes bound or entitled to acquire shares in the Grantor under Section 428 of the Companies Act 1985 a Participant shall be entitled to exercise his Option at any time when that person remains so bound or entitled.

8.4 **Liquidation**

8.4.1 Each Participant may exercise his Option in the period of 60 days after a resolution for the voluntary winding-up of the Grantor is passed. Subject to Rule 9 (Substitute Options following change in Control) all Options will lapse at the end of that period.

8.4.2 Where a Participant exercises his Option in accordance with Rule 8.4.1, he is entitled to share in the assets of the Grantor with existing holders of Shares in the same manner as he would have been entitled had the Shares been registered in his name before the resolution was passed.

8.4.3 Subject to Rules 8.4.1 and 9 (Substitute Options following change in Control), all Options will lapse when an effective resolution is passed or an order is made for the winding-up of the Grantor.

8.5 **Overriding provision**

8.5.1 This Rule 8.5 applies if:

8.5.1.1 the events referred to in this Rule 8 form part of an arrangement as a result of which the Grantor will be under the Control of another company;

8.5.1.2 the persons who will own shares in the acquiring company immediately after the arrangement will be substantially the same as the persons who own shares in the Grantor immediately before the arrangement; and

8.5.1.3 Participants are to be offered substitute options in accordance with Rule 9 (Substitute Options following change in Control).

8.5.2 Notwithstanding the earlier provisions of this Rule 8, Participants who hold Options which are not otherwise exercisable apart from this Rule 8 may not exercise those Options.

9. SUBSTITUTE OPTIONS FOLLOWING CHANGE IN CONTROL

9.1 **Application**

9.1.1 This Rule 9 applies where a company (the "acquiring company) obtains Control of the Grantor:

9.1.1.1 as a result of making a general offer to acquire the whole of the issued share capital of the Grantor (or such part of the share capital as is not already owned by it and/or by its Holding Company and/or by its Subsidiaries of those of its Holding Company) made on a condition such that if it is satisfied the acquiring company will have Control of the Grantor; or

9.1.1.2 as a result of making a general offer to acquire all the Shares (or such of the Shares as are not already owned by it and/or by its Holding Company and/or by its Subsidiaries or those of its Holding Company).

9.1.2 It also applies if the acquiring company obtains control of the Grantor as a result of a compromise or arrangement sanctioned by the court under Section 425 of the Companies Act 1985.

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9.1.3 It also applies if the acquiring company becomes bound or entitled to acquire shares in the Grantor under Sections 428 to 430 of the Companies Act 1985.

9.2 **Release of Options**

With the agreement of the acquiring company and subject to the conditions referred to in Rule 9.3, a Participant may release his Option (the "**old option**") in consideration of the grant to him of another option (the "**new option**").

9.3 **The conditions**

9.3.1 The release and grant shall happen within the period mentioned in Rule 9.4.

9.3.2 The new option shall be over shares in the acquiring company or some other company falling within paragraph 18(b) or 18(c) of Schedule 3 to the Act.

9.3.3 The new option shall be over shares which comply with the conditions of paragraphs 18 to 22 (inclusive) of Schedule 3 to the Act.

9.3.4 The total market value of the Shares subject to the old option immediately before the release shall be equal to the total market value of the shares subject to the new option immediately after the release. The terms of the release and grant shall be approved in advance by the Board of Inland Revenue. For this purpose, market value shall be determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992.

9.3.5 The aggregate exercise Price of the new option shall be equal to the aggregate Exercise Price of the old option.

9.3.6 In applying Rules 9.3.4 and 9.3.5 minor fractional entitlements may be ignored, so as to round the number of shares and the exercise price down to the nearest integers.

9.4 **Period for release**

9.4.1 In a case falling within Rule 9.1.1, the period is six months starting with the time when the acquiring company obtains Control of the Grantor and any condition subject to which the offer is made is satisfied or waived.

9.4.2 In a case falling within Rule 9.1.2, the period is six months starting with the time when the court sanctions the compromise or arrangement.

9.4.3 In a case falling within Rule 9.1.3, it is the period during which the acquiring company remains so bound or entitled.

9.5 **Consequences of release**

9.5.1 This Rule 9.5 applies where a Participant has been granted a new option in accordance with this Rule 9.

9.5.2 The new option is exercisable in the same manner as the old option.

9.5.3 The Rules are to be construed in relation to the new option as if references to Shares were references to the shares in respect of which the new option was granted.

9.5.4 Rules 6 to 11 (inclusive) are to be construed in relation to the new option as if references to the Grantor (including any such references as occur in expressions which are defined in Rule 1 and used in those Rules, except in the definition of Participating Employer) were references to the company in respect of whose shares the new option is granted.

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10. VARIATION OF CAPITAL

10.1 General

10.1.1 This Rule 10 applies if there is a variation in the share capital of the Grantor.

10.1.2 In particular, but without limitation, it applies if the Grantor makes a capitalisation issue, or if an offer or invitation to shareholders in the Grantor is made by way of rights, or if the Grantor's share capital is consolidated, subdivided or reduced.

10.2 Adjustment of options

10.2.1 Subject to the rest of this Rule 10, the Board may adjust each Option in such manner as it decides to be appropriate

10.2.2 The adjustment may be to any or all of the nominal amount and the number of Shares subject to the Option and the Exercise Price.

10.2.3 The adjustment shall, however, be on the basis that, so far as possible, there is no material change to the aggregate Exercise Price of the Option.

10.2.4 For the avoidance of doubt, the Board may make such adjustments to any Option which has been exercised, but in respect of which Shares have not yet been transferred.

10.2.5 The Board's decision will be final and binding on each Participant.

10.3 Restrictions on adjustment

10.3.1 Before making the adjustment, the Board shall obtain the written confirmation of the Grantor's auditors (acting as experts and not as arbitrators) that the adjustment is, in their opinion, fair and reasonable.

10.3.2 The Board shall obtain the prior approval of the Board of Inland Revenue to any adjustment under this Rule 10.

10.3.3 The Board may not reduce the Exercise Price to below the nominal value of a Share unless and to the extent permitted under the Grantor's articles of association.

10.4 Notification of adjustment

The Board shall notify each Participant of any adjustment to his option as soon as practicable after its decision.



11. GENERAL

11.1 Non-transferability of options

11.1.1 An Option is personal to the Participant and his personal representatives.

11.1.2 If a Participant transfers his Option or creates in favour of any third party any interest in his Option or, in any case, attempts so to do, or if a bankruptcy order is made in respect of him (or any similar event occurs under the laws of any other country), his Option will lapse.

11.2 **Loss of office**

11.2.1 Participation in the Scheme by a Participant is a matter entirely separate from, and does not affect, his pension rights or terms of employment.

11.2.2 In particular (but without limitation), if for any reason a Participant ceases to be employed by a member of the Group or to be entitled to exercise his Option, he shall not be entitled to any compensation or damages for or by reference to the rights granted to, or the benefits capable of being received by, him under the Scheme or for any loss or diminution in value in such rights or benefits whether such compensation or damages are claimed for wrongful or unfair dismissal, other breach of contract or by way of compensation for loss of office or otherwise.

11.3 **Notices and circulars to shareholders**

11.3.1 The Board is not obliged to give Participants copies of any notices, circulars and other documents sent by the Grantor to its shareholders.

11.3.2 The Board shall, however, give Participants written notice of events which entitle Participants to exercise their Options under Rule 8 (Change in Control and liquidation).

11.4 **Costs and expenses**

The Grantor will pay the cost of the preparation and operation of the Scheme. The Board may, however, require the Participating Employers to share the cost on such a basis as the Board considers fair.

11.5 **Notices to Employees and Participants**

11.5.1 The Board may give any notice under the Scheme to the person entitled to it either personally or through the internal post or by sending it by post to the address supplied by him for that purpose.

11.5.2 Where a notice or document is sent by post by the Board it shall be deemed to have been received 48 hours after it was put into the post. All notices and documents sent by post will be sent at the risk of the addressee.

11.5.3 All notices and documents given through normal internal communications or sent by post will be given or sent at the risk of the addressee concerned. No member of the Group shall have any liability whatsoever to the addressee in respect of any notice or document given or sent, nor shall any member of the Group be concerned to see that the addressee actually receives it.

11.6 **Notices to the Board**

An Employee or a Participant may give notice to the Board by delivering it to, or sending it to, the Grantor at its registered office marked for the attention of the Company Secretary. The Board may make other arrangements for the receipt of notices.

12. AMENDMENT AND TERMINATION

12.1 **Power of amendment - general**

Subject to the limitations in Rule 12.2, the Board may from time to time amend the Scheme in any respect.

12.2 **Power of amendment - limitations**

12.2.1 Subject to Rule 12.3, no amendment which is to the advantage of Employees or Participants may be made to the provisions mentioned in Rule 12.2.2 without the prior approval of the Grantor.

12.2.2 The provisions are: Rule 2 (Eligibility), Rule 3.1.3 (General), Rule 3.9 (Exercise Price), Rule 4 (Individual limit), Rule 5 (Restrictions upon exercise), Rule 7 (Leaving employment), Rule 8 (Change in Control and liquidation), Rule 9 (Substitute Options following change in Control), Rule 10 (Variation of capital), Rule 11.1 (Non-transferability of Options), and this Rule 12.

12.2.3 No amendment may be made which would affect adversely any of the subsisting rights of a Participant.

12.2.4 Whilst the Scheme is approved under the Act, no amendment to a Key Feature shall have effect unless it has been approved by the Board of Inland Revenue.

12.3 **Power of amendment - exceptions**

12.3.1 The Board may amend the Scheme as it considers necessary (or as may be consequential upon such necessary amendments) to enable the Scheme to obtain or maintain the approval of the Board of Inland Revenue under the Act.

12.3.2 The Board may amend the Scheme in order to take account of any amendments to the Act or other applicable legislation.

12.3.3 The Board may amend the Scheme as it considers necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for Participants or any member of the Group.

12.3.4 The Board may make minor amendments to the Scheme to benefit its administration.

12.4 **Notification of amendments**

The Board shall give written notice to all Participants of any amendment which affects their rights.

12.5 **Termination**

The Board may at any time terminate the Scheme in which case no further Options will be granted. In all other respects the provisions of the Scheme will remain in force.

DIRECTORS

Robert W. Cremin
Chairman of the Board
Esterline Technologies

Lewis E. Burns
Director / Consultant (Retired)
Dover Industries, Inc.

John F. Clearman
Special Advisor to the Board
(Retired)
Milliman USA

Robert S. Cline
Chairman and
Chief Executive Officer (Retired)
Airborne Freight Corporation

Anthony P. Franceschini
President and
Chief Executive Officer (Retired)
Stantec Inc.

Paul V. Haack
Senior Partner (Retired)
Deloitte & Touche, LLP

R. Bradley Lawrence
President and
Chief Executive Officer
Esterline Technologies

Jerry D. Leitman
Chairman (Retired)
FuelCell Energy, Inc.

James J. Morris
Vice President, Engineering
and Manufacturing (Retired)
The Boeing Company

LeRoy D. Nosbaum
Executive Chairman
of the Board (Retired)
Itron, Inc.

Gary E. Pruitt
Chairman
Univar

OFFICERS

R. Bradley Lawrence
President and
Chief Executive Officer

Robert D. George
Vice President,
Chief Financial Officer,
Secretary and Treasurer

Marcia J.M. Greenberg
Vice President
Human Resources

Frank E. Houston
Senior Group Vice President

Stephen R. Larson
Vice President
Strategy and Technology

Gary J. Posner
Corporate Controller and
Chief Accounting Officer

Albert S. Yost
Group Vice President

INVESTOR INFORMATION

Corporate Headquarters
500 108th Avenue N.E.
Suite 1500
Bellevue, WA 98004
(425) 453-9400
info@esterline.com

Stock Exchange Listing
New York Stock Exchange
Symbol – ESL

Transfer Agent and Registrar
BNY Mellon Shareowner Services
www.bnymellon.com/shareowner/isd

Shareholder Relations
(877) 813-9418

Outside of the U.S.
(201) 680-6578

TDD Hearing Impaired
(800) 231-5469

TDD Hearing Impaired
Outside of the U.S.
(201) 680-6610

Shareholder Correspondence
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252

Overnight Delivery
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900

Annual Meeting of Shareholders
The annual meeting will be held on March 3, 2010 at Perkins Coie LLP 1201 3rd Avenue, 40th Floor Seattle, WA 98101-3099

Stock Held in Street Name
Esterline maintains a direct mailing list to help ensure that shareholders whose stock is held in street name (broker or similar accounts) receive information on a timely basis. If you would like your name added to this list, please send your request to the corporate headquarters, attention: Director, Corporate Communications.

Stock Exchange Certifications
Esterline has filed the CEO and CFO certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K for the fiscal year ended October 30, 2009 and has submitted to the NYSE the annual CEO certification required by Section 303A.12 (a) of the NYSE listing standards.

Esterline